Form 10-K, Exhibit 13
period 1994-01-01
ROUNDYS INC
filed 1994-03-31
CIK 314423

ROUNDY'S, INC.
1993 ANNUAL REPORT

Table of Contents
- ------------------
FEATURES
Selected Financial Data
Message to Stockholders
Board of Directors

ROUNDY'S OPERATIONS
Milwaukee
Mazomanie
Lima
Spring Lake Merchandise - Van Wert
Cardinal Foods - Columbus
Midland Grocery - Westville
Midland Grocery of Michigan
South Bend / Redi-Froz
Eldorado / Evansville

FINANCIAL REVIEW
Financial and Operational Review
Independent Auditors' Report
Statements of Consolidated Earnings
Consolidated Balance Sheets
Statements of Consolidated Stockholders' Equity
Statements of Consolidated Cash Flows
Notes to Financial Statements

MANAGEMENT STRUCTURE & MAP
Board of Directors, Elected Corporate Officers,
Advisory Committee and Trustees
Roundy's Divisional Map

Selected Financial Data
($000 omitted except for
per share data and ratios)

	                    		     1993       1992       1991       1990      1989
                     			  ---------- ---------- ---------- ---------- ---------
Net sales and
   service fees .........$2,480,254 $2,491,293 $2,534,418 $2,501,465 $2,331,091
Net earnings ............     8,028      7,353      6,813      6,507      6,053
Patronage dividends......     5,301      5,135      3,305      5,549      5,007
Total assets.............   380,092    390,148    390,797    390,356    371,221
Long-term debt...........   113,045    135,420    139,283    140,435    149,349
Stockholders' equity.....    86,066     78,573     70,917     65,236     59,389
Book value per share.....     71.65      65.10      58.75      53.10      47.35
Working capital..........   113,643    119,153    116,940    106,428    110,058
Current ratio............    1.64:1     1.70:1     1.66:1     1.59:1     1.69:1
.Earnings before patronage
   dividends as a percent of
   net sales and service fees  .81%       .66%       .58%        67%       .67%

Message to Stockholders

     To simply state that 1993 was a year of change and challenge for Roundy's would be an understatement. Within the grocery industry this past year margins continued to decline due to competition and promotional allowance reductions by manufacturers and alternative format stores continued to expand within our markets. During this period, Roundy's took significant steps directed at meeting these challenges and strengthening the company for the future.

The Year In Review

     Net sales and service fees in 1993 were $2.48 billion, which represents a 0.4% decline from 1992. However, net sales and service fees on a comparable basis were $61 million greater in 1993 than in 1992 or a 2.4% increase. The reasons for this include:1992 contained 53 weeks while 1993 contained 52 weeks; in August of 1993, the company sold the Cedarburg Dairy and Old Time Ice Cream operations, which resulted in a sales reduction of approximately $15 million; and finally, a major tobacco company reduced its sales price on cigarettes for competitive reasons in 1993, which resulted in a sales reduction of approximately $10 million. We anticipate recouping a large portion of the dairy and ice cream sales in 1994 through central bill and new warehouse programs. Also, the opportunities offered by the business we acquired from Bay City Milling & Grocer Company in the second half of 1993 and the addition of several new customers in both our Ohio and Milwaukee Divisions provide excellent growth potential. Equally exciting is the continued success of our Pick 'n Save stores in the Metro-Milwaukee market. The Milwaukee Journal 1993 Consumer Analysis Survey reported that Pick 'n Save increased its market share to 47% in 1993, compared to 44% in 1992. We remain optimistic for 1994.

     Net earnings for 1993 were $8.0 million, the highest in the history of the company. Although this is an excellent trend, we need to analyze the underlying factors contributing to the growth in earnings. As was mentioned, the food wholesaling industry is undergoing significant changes.The most critical change is the continued pressure on gross margins at the wholesale and retail levels. Roundy's believes that we have begun the process of neutralizing these de-clines. We have identified many challenges and have compiled several management committees directed at improving efficiencies and reducing costs. Analyses are in progress or have been completed on how to eliminate inefficiencies within divisions, control health care and workers' compensation costs, standardize buying systems in all Roundy's divisions, reduce daily inventory levels, increase our private label program with the goal of expanding the Roundy's label throughout our service territory and reduce operating and administrative costs. e believe the results in 1993 indicate that the company is moving in the proper direction.

    For example, 1993 operating and administrative costs were 8.3% of net sales and service fees compared to 8.5% in 1992. Also, interest expense decreased $1.0 million compared to 1992, dropping to .49% of net sales and service fees versus .53% in 1992.

     The last two major factors affecting our 1993 earnings were the $3.2 million pretax gain on the sale of the dairy and ice cream operations and the $1.3 million pretax expense incurred to retire high interest rate debt. Management and your Board,after a long and involved study, elected to sell both manufacturing operations because the long-term capital expenditures required to maintain the physical plants would have caused a major demand on the company's resources and would have created a significant negative impact on the grocery wholesale operations. The early retirement of debt allowed the company to significantly reduce future interest expense. Our improved balance sheet and positive earnings trend enabled us to secure interest rates below 7% and retire debt with interest rates in excess of 11%.

     Patronage dividends grew modestly in 1993 compared to 1992. It should be noted that 1993 patronage dividends of $5.3 million are the second highest in the history of the company. Your company continues to pay patronage dividends from earnings and not penalize the capital needs of the company.

     Other significant financial highlights include: Long-term debt declined $22.4 million or 16.5%;the long-term debt to equity ratio decreased from 1.72:1 in 1992 to 1.31:1 in 1993; stockholders' equity increased by $7.5 million; book value per share increased $6.55 per share or 10.1%; and return on assets employed was 8.8%, the highest since 1990.

The Future

    The future for our company should be viewed with excitement and enthusiasm. It goes without saying that there will be challenges, but there will also be opportunities.We feel confident that the company will meet those challenges and capitalize on the opportunities.

     In order to meet those challenges, the following programs will be implemented in 1994:
    - Standardization of both the buying and inventory control systems in all divisions.
    - Construction of state-of-the-art banana rooms in the Milwaukee Division designed to meet future growth needs.
    - Expansion of the Roundy's private label program into all divisions.
    - Identification of the opportunities for consolidating functions and facilities throughout all divisions.
    - Development of the new business acquired from the Bay City Milling & Grocer Company in Michigan.
    - Renovation of several corporate-owned stores within the metro-Milwaukee market.

     We recognize that 1994 and beyond will require change. Our goal is to make such changes for the long range benefit of the company. Currently, there is a window of opportunity for Roundy's during which we must take bold steps to insure the future growth of your company. Roundy's is prepared to take those steps as management's actions in 1993 have demonstrated.

     We would like to thank our stockholders, customers and employees for their contribution to the success your company has experienced in this past year and we look forward to 1994 and the future. We recognize the challenges and we welcome them because we know Roundy's will succeed working together as a team.

Picture of Gerald F. Lestina
President and Chief Operating Officer

Picture of John R. Dickson
Chairman and Chief Executive Officer



Picture of Board of Directors:

John R. Dickson

Gerald F. Lestina

Robert A. Farrell

Robert R. Spitzer

George E. Prescott

George C. Kaiser

Brenton H. Rupple

Robert D. Ranus

Gary N. Gundlach

Roundy's Operations
- -------------------
     Milwaukee. Record-setting sales and higher than budgeted profits were the 1993 results for the Milwaukee Division. Although the spiraling manufacturers' trend of "every day low pricing" continued to have a negative impact, we were able to improve profit through the re-engineering of our internal operations. Procedures and policies were fine-tuned, work systems and processes streamlined and dynamic new programs introduced...all to provide increased service and support to our retailers and keep them on the leading edge.

     In 1993, our goal in the area of warehouse operations was to continually improve the efficiency of our operations to keep costs low and prices right.
As part of this process, we reracked both the East and West Grocery Warehouses, providing approximately 375 slots for new items. We expanded radio frequency terminal usage for forklift putaway and replenishment to the freezer, meat and dairy areas. As a result, we improved our scheduling process and maximized employee productivity. In addition, we moved outside storage for grocery inventory from Holt to Superior Storage, effectively reducing the total miles traveled and saving both time and money.

     We also witnessed a significant decrease in overall operating costs in the area of transportation in 1993. Detailed route analysis and new equipment - 29 fuel efficient tractors and 34 new 53 foot refrigerated trailers - resulted in decreased mileage logged and reduced fuel consumption.

     After the sale of Cedarburg Dairy and Old Time Ice Cream we leased additional space at Mohawk Cold Storage, enhancing service to our retailers. Because we offer over 300 ice cream and novelty SKUs, our retailers are able to sell a full assortment of top quality branded and private label items.

     Spearheading a move to drive inventory levels down, our purchasing area undertook initial discussions with vendors regarding "Efficient Consumer Response." In addition, the completed installation of Roundy's Automated Purchasing System ("RAPS")increased our ability to measure buyers' performances while balancing and controlling inventory levels. Overall, the division maintained service levels to our customers throughout 1993 exceeding 98%.

     Consumer trends reveal an increasing desire to switch to private label items that offer value and quality. In 1993, the introduction of new Roundy's and Super Choice label items fueled the success of Roundy's own private label program. Over 26,000 cases were sold due to these new introductions. Roundy's private label items offer our retailers a strong competitive advantage. No other private label in Wisconsin enjoys the national brand status of Roundy's.

     The Merchandising Department increased the Savers Club discount card program from a handful of stores at the beginning of 1993, to more than 70 by the year's end. The Savers Club generated over three million dollars in vendor discounts that were passed along to the consumer, making our retailers more competitive. In fact, our two innovative card programs, Roundy's Savers Club and Pick 'n Save Advantage Plus Savers Club, propelled the stores to record sales and profits in 1993.

     The dynamic technology used for Savers Club enabled the development and implementation of our new Roundy's Scanning Coupon Accounting Network("RSCAN"). Roundy's, one of the nation's largest redeemers of in-ad coupons, now redeems all in-ad coupons using scanner data. This means more and more stores are receiving a higher rebate, no billbacks and a three week credit turnaround.

    The Marketing Department continued to explore ways to utilize technology to advance their efforts. In 1993, they experimented with targeting individual Savers Club customers through specific individualized ads matched to their purchasing behaviors. As these marketing and technology uses are developed, Roundy's serviced stores will enjoy the benefits of having a direct insight to their individual customer preferences.

     In response to the competitive threats of warehouse club stores and mass merchandising, Pick 'n Save actively promoted the Super Choice program through large club pack sections in a majority of stores. Merchandising tests are also being performed at key Pick 'n Save locations to identify the marketing potential of matching deep discount pricing in HBC/GM. Although the tests are not yet complete, it is evident that overall department gross margins will increase over the long run. In addition, this strategy greatly contributes to establishing HBC/GM as a "destination department" for Pick 'n Save.

     Because the pace of change quickened in 1993, we intensified our focus on training and development. This is evident by the development and opening of the Specialized Management and Retail Training("S.M.A.R.T.") Center, where we offer specialized management and retail training. In 1994, seminars, workshops and specialized training will be offered in the areas of customer service, human resources and management development.

     In addition to training, Roundy's provides a number of other retailer services. A Retail Sanitation Consultation Program helps retailers maintain strict sanitary practices in their stores. General Accounting offers a drop ship/central bill software package developed by Roundy's. Retail Accounting provides full service accounting and coupon clearing services. Roundy's retailers can customize the service package that best fits their operational needs.

     During 1993, Roundy's retailers built and opened four new super stores. Among them were three state-of-the-art Pick 'n Save stores opened in the Greater Milwaukee area:

     * Bob and Helga Gold's 40,000 square foot East Pointe Marketplace Pick 'n Save,located on the east side of Milwaukee, brought a unique, upscale format to this market.With an open food preparation design in all perishable departments, the store has a distinctive outdoor market decor.

     * Mega Mart's Bay View Pick 'n Save, a 115,000 square foot operation in Milwaukee, offers a pharmacy, full service floral with delivery, a 3,000 square foot Club Mega multi-pack, deep discount section and an innovative in-store tortilla factory.

     * Bob Farrell's Pick 'n Save in Franklin is a 72,000 square foot facility that incorporates all in-store preparation into a distinctive single, two-sided corridor. Through this unique store layout, customers can experience the sight sound and smell of fresh foods being prepared for them daily.

    In addition, Ron & Lloyd's Family Food Center replaced an older facility in Neenah, Wisconsin. The new 60,000 square foot store features a hot prepared food island, an in-store A&W Restaurant, a full service floral operation and more. It also uses the new Roundy's Quality Decor Package throughout the store.

     Our competitors were also busy opening new stores in 1993. Fourteen new format stores opened, changing the competitive landscape considerably.However, our competition has been unsuccessful in capturing a significant portion of the Pick 'n Save market share in the Greater Milwaukee area. According to the Milwaukee Journal 1993 Consumer Analysis Survey, Pick 'n Save has increased its market share in the metro-Milwaukee area from 44% in 1992 to 47% in 1993.

     Pick 'n Save has evolved from a "bare bones" warehouse concept to the modern, dynamic low price leader of today. More emphasis is placed on variety and freshness in all perishable departments. In fact, Pick 'n Save recently announced its new "200% Quality Guarantee." This innovative program guarantees the quality of any fresh product, or the item will be exchanged along with a refund of the purchase price.

     To further enhance quality and variety - essential elements for customer satisfaction -Roundy's enlisted the services of a consulting firm, "Team 2000." This firm is working closely with our produce and meat departments to enhance the quality image of our products, as well as the quality of services in all operational areas. We're convinced we cannot rest on the laurels of our "low price" philosophy. So, our retailers are breaking new ground as they work to improve quality and variety in perishables, enhance overall presentation and improve in-store service levels.

     One of the great strengths of Roundy's has been our ability to face up to change. As a result of the restructuring we've undertaken in 1993, we're able to provide more service and support to our retailers - and do it more cost-effectively than ever before. We'll continue to strengthen that ability in 1994.

     Mazomanie. Customer satisfaction is our constant goal and a main ingredient in our ongoing success. In fact, despite growing competition, 1993 was another record-setting year for Roundy's General Merchandise Division ("RGMD"). We witnessed an 8.5% increase in sales over 1992. Plus, RGMD continues to earn notice from around the nation for its customer-driven merchandising and sales programs.

     In 1993, RGMD added 1,800 SKUs of specialty foods, bringing the specialty foods total to 2,500 at the warehouse facility. Additional warehouse racking, implementation of the PROMPT purchase order matching system and improved use of RAPS resulted in greater service to our customers. We also were able to reduce warehouse inventory levels by more effective use of existing technology. The combination of these factors resulted in better meeting our customers' needs while positively impacting cash flow throughout 1993.

     More efficiency changes are in store for 1994. RGMD will install and implement the Roundy's Automated Inventory and Labor System ("RAILS"). This new program provides the warehouse with improved inventory management and control, while also giving it the tools necessary to successfully absorb new business in a cost-effective manner.

     The Merchandising Department continues to meet the challenges of our changing industry with new and improved merchandising concepts and department upgrades. In 1994, the strengthening of vendor support for new programs and line extensions will help our retailers more aggressively pursue market share. Implementation of category buying by the RGMD buying staff will offer additional competitive advantages.

     In 1994, RGMD will continue to place strong emphasis on training and staff education. We realize that our key to success lies with our people. It's their talent,dedication to quality and commitment to customers that allows us to meet and exceed our customers' expectations.

     Lima. The only constant we can expect in this world is inconstancy. At the Lima Division,we strive to be flexible enough to react positively to change and maximize its opportunities. Over the past two years, as the nature and strength of our competition changed, our response was an aggressive one. The results have been new and remodeled stores, greater productivity and a confident attitude toward the future.

     To help us remain highly competitive, the division undertook a number of improvements in 1993. Efficiencies were strengthened through the installation of a new buying system, the startup of a corporate accounts payable system at the division level and several new in-house computer applications that allow employees to enter data directly into the computer as part of their normal work routine. In addition, operating expenses were decreased through new automatic data collection time clocks, a new warehouse productivity reporting system, accounts receivable on-line cash applications and reduced paper usage through the archiving of computer reports.

    We started a major reracking and reslotting project which will be completed in 1994. The reracking already accomplished has resulted in our ability to greatly reduce the amount of outside storage required. Once this project is complete,our need for outside storage will be eliminated except during seasonal peaks.

     To offer our retailers increased service, the Advertising Department upgraded its computer system to more quickly and efficiently meet specific customer needs. We now offer retailers a full-service advertising program, including in-house printing of shelf labels and signs. In addition, we announced our new Frequent Shopper program, which will be available in February, 1994.

     Other improvements are also underway that will benefit our retailers in 1994. The installation of an advanced computer network represents an increased commitment to our retailers to provide them with even more effective communication in the future. We are also conducting special test projects with several of our customers. We expect these test projects to tell us more about how we can improve Efficient Consumer Response through areas like category management and use of scan data for retail reordering of product.

    In 1993, increased competition moved us to make significant changes. These changes were aimed at making us more flexible and more responsive to customers' needs and to the marketplace. These changes and the resulting ability to respond more quickly and competitively make the outlook for 1994 very exciting.

    Spring Lake Merchandise - Van Wert. The year 1993 saw us extend ourselves beyond what we had done before and to grow beyond the niche we had established. As such,we witnessed improved sales and profitability along with a reduction in inventory levels. Other improvements included a major line consolidation, expansion of our Spring Lake private label program to include Old Time candy and plan-o-gramming of all departments.

     To provide total customer satisfaction, the reliability of our work processes is as important as that of our products. In 1993, we undertook the development of a number of innovative programs designed to enhance our work systems.

     The Spring Lake Sizzler program gives our retailers the ability to compete with deep discount formats through very competitive pricing on key items. We also implemented a fully automated Temporary Price Reduction program and the Discontinued Newsletter program. Retailers receive our computerized newsletter along with their invoices. The newsletter details discontinued items, the reason for discontinuance and replacement items. It also automatically triggers a shelf label for the new items and provides retailers with a total figure for the lost sales from that invoice.

     Efficient Consumer Response became a reality for Spring Lake in the fourth quarter of 1993. Working with a chain group, we were able to use scan data to place orders and manage categories. To date, the program has been very successful, and we plan to add additional customers in 1994.

     As part of our commitment to make our retailers more competitive and profitable, Spring Lake maintains a complete service program offering merchandise on a "cost plus" basis. Retailers establish their own fee structures based on the amount of service they require. Services offered include prepricing, ordering, store merchandising, sales counseling and advertising.

     Spring Lake's strong, long-lasting customer relationships bear witness to our customer-focused orientation. In 1994, we will undertake an aggressive campaign to acquire even more customers. As we continue our focus on improving customer relations, sales and profitability, we anticipate another year of continued growth.

     Cardinal Foods - Columbus.   As the competition crowded in on us, emotions
ran high among our customers. The year saw the continued influx of major mega store competitors. Our challenge has been to provide our retailers with the expertise and tools essential for improving operations, to help them set realistic goals and objectives and to offer experienced advice and recommendations on how to compete and corner their share of the market. Although this is an ongoing project, we have made good headway in improving the positions of our customers. In large part, this is due to the efforts and dedication of the entire staff of Cardinal Foods, as well as the willingness and ability of our customers to adapt and change to meet the demands of today's marketplace.

     We gained a number of new customers in 1993, most notably from the introduction of the Price Less Foods format. We now have seven stores flying this banner. The format is still in its infancy, but shows great promise for the future, especially in rural areas. Mor For Less continues to be a viable format for the lower income areas, particularly in West Virginia and Eastern Kentucky.

    The outlook for 1994 is as bright as any we have seen in years. A stronger economy will bring more consumer spending and greater retail sales. We will increase efficiencies through the installation of RAILS and RAPS. Continued development of Price Less Foods and Mor For Less, along with aggressive conventional store promotions, promises to strengthen our position in the competitive marketplace and will make for a highly successful 1994.

     Midland Grocery - Westville. In 1993, we took bold steps to implement greater efficiencies in our operations, to control expenses and improve profits. We effectively built on our inherent advantages while strengthening our level of flexibility and responsiveness through innovative use of technology.

     The Procurement Department installed RAPS, a purchasing system designed to enhance buying, assist with managing inventory, monitor the flow of product through the distribution center and, ultimately, lead to improved service levels and increased productivity. An Electronic Bulletin Board System for our customers was also implemented.

     The quality and value offered in perishable departments continue to head the list of reasons that people shop at their current supermarket, according to national surveys. In 1993, Westville renewed its focus on improving its perishable operations. The conversion of 65,000 square feet of cooler space to freezer space enabled us to handle frozen meat and expand bakery/deli items, allowing retailers to enhance their perishable departments. The implementation of new procurement programs and Customer Specific Marketing led to a 17 percent increase in produce business.

     The first Meat/Deli Seminar Food Show was held and was well attended by retailers. As part of our ongoing effort to help our customers compete,

Westville plans to continue the presentation of perishables at future food shows.

     Support for our retailers was also shown through eleven training seminars. Plus, Westville took a leadership role in promoting the first companywide Roto. More than 80 stores participated, representing 75 percent of division volume.

     As the popularity of private labels continues to grow, Westville implemented aggressive marketing of its three lines. Our efforts were rewarded with increased retail sales and the award of Federated Foods Distributor of the Year Award for merchandising excellence on behalf of Scot Lad Brands.

     Westville's customer base was improved by the addition of five new accounts. Expense control was the main focus of the Accounting Department. To reduce costs and improve services, the retail accounting function was transferred to Midland Grocery of Michigan. Our credit invoice was modified to provide more detailed information to the customer. This resulted in a considerable reduction of the number of credit inquiries. Plans are underway to redesign other accounting forms and implement an automated routing system to further help our customers save time and money.

     In 1994, our focus will continue to be on sales growth, both from existing customers and new accounts; maximizing operating efficiencies and reducing operating costs.

     Midland Grocery of Michigan. In 1993, we gave our competition a solid indication of our commitment to become a stronger force in our marketplace. Through an aggressive business strategy, we strengthened and expanded our customer base. Our most notable event was the addition of the Bay City Milling & Grocer Company stores. These additional stores will double our sales volume.

     Our overall customer base increased by 50 retail outlets. The majority of these are a chain named Giant Supermarkets, which is well known throughout Michigan.

     We also welcomed some other new members into our family. Glen's Markets, centered in Gaylord, Michigan, bought stores in Petoskey, East Tawas, and Alpena, along with a Pick +n Save in Cadillac. Tom's Markets purchased the Giant Supermarket in Traverse City, Michigan. After extensive remodeling, it will re-open in February, 1994.

     Existing customers also benefited from this opportunity to expand. Witbeck's of Clare, Michigan, solidified their market presence with the purchase of a Giant store. Dick and Andy Woodrick also bought a store in Hemlock, Michigan.

     The division's overall growth increased with the addition of several other new customers as well. These include Ralph Fahner's store in Hopkins, David and Del Underwood's Big Foods in Alma, and Dave Hansen's store in Suttons Bay.

     The Housemans, longtime customers, continued to expand their retail base with the acquisition of a supermarket in White Cloud, Michigan. This brings the total of their retail outlets to three.

     In 1993, we welcomed the opportunity to provide perishable products to D&W Food Stores. To effectively meet this commitment, the handling of frozen foods was transferred to Roundy's Redi-Froz Division. This allowed us the necessary product space to efficiently supply the needs of D&W.

     A year of such tremendous growth is both exciting and extremely demanding. With increased incoming and outgoing stock nearly colliding, even routine tasks such as efficient storage became arduous. We made a number of improvements in our inventory management technology to meet the new demands.

     To increase accuracy of merchandise selection, the warehouse installed a stock locator system. This has dramatically increased warehouse efficiency. In 1994, the installation of RAPS will be completed. This innovative automated purchasing system will enhance our service level while keeping our inventory investment at an economically advantageous level.

     By mid-1994, our ordering system will be centralized. All product orders will then be processed in Pewaukee. These orders will be electronically distributed to the various divisions of Roundy's, making ordering merchandise at the store level faster and less complicated. The overall goal is to substantially reduce errors in the ordering/delivery system.

     As the consumer trend toward private label goods continues to grow, our Shurfine label will help our retailers remain as competitive as possible.

     In 1994, we plan to reinstate the Retail Advisory Board. This board, comprised of several retailers, is designed to maintain consistent first-hand communication with, and to obtain feedback from, our customers.

     Overall, we have much to be pleased with and proud of regarding the year just past. In 1994, we will continue on our charted course of continued growth and performance in the service of our customers.

     South Bend/Redi-Froz. With more than 40 years under our belts, we've learned that long-term superiority in performance requires superior capability in all functions.

     Our network of employees is made up of highly trained, professional and motivated individuals. From merchandisers to stockers, they're trained to understand that the key to earning and keeping customers is the right combination of product quality, product availability and service.

     At Redi-Froz, we take a customer-focused approach, linking our people and customers to develop creative solutions for complex tasks. In 1993, we put a major emphasis on improving work processes. Our goal was to merchandise our customers' stores for maximum profits and minimum out-of-stocks. As a result, our customers achieved greater cost savings due to more efficient order selection and inventory handling systems.

     Innovative programs were implemented to promote maximum feature sales and promotional activity. Dynamic displays and ads were produced to help customers build store traffic and capture sales. Shelf prices were monitored to help customers remain competitive. Our inventory was expanded to some 3,000 items to minimize out-of-stocks and meet consumer demands for variety.

     In addition, we increased sales volume by adding a new account, Bay City Milling & Grocer Company. We will provide cross dock service to all of their stores.

     The commitment and quality of our people have always been key ingredients in our success. Our employees have always worked hard. Each year, we ask them to help us find even more new ways to work "smarter." Because of this ongoing commitment to customer satisfaction, we anticipate many more successful years ahead.

     Eldorado/Evansville. There are many components to a successful organization. Among them is a steady stream of innovative ideas, backed with uncompromising support and service in the field. It was this level of service from both our customer and divisional support personnel that helped our retailers meet the increasing competitive challenge and made 1993 a successful year.

     The Price Less Foods and Mor For Less store formats proved to be highly effective programs, meeting the needs of the limited format customer. In 1993, we witnessed an ongoing growth in these programs, particularly the Price Less format. All states serviced by the Eldorado and Evansville Divisions now have Price Less Foods stores. The upcoming year promises even more growth for both programs.

     Overall, our divisions continued to grow in 1993. We added 28 stores, representing more than 400,000 square feet of retail selling space. Our goal is to continue this strong growth trend in 1994.

     In 1993, we undertook a number of steps to streamline our work systems and improve efficiencies, offering our customers a greater level of service in the process. Both Eldorado and Evansville began preliminary steps to implement RAPS and RAILS. Once implemented, these programs will greatly enhance the efficiencies and performance of our procurement and warehouse areas. A number of our retailers have installed the Roundy's Delta Net Program, providing their customers with a variety of payment options. The installation of Novell hardware and software demonstrates our commitment for more effective communication with our retailers. When complete, more efficient transmittal of information from warehouse mainframe to customer personal computer will be a reality. This will allow retailers to greatly reduce paperwork and enhance speed and accuracy of information.

     The ideas for these new products and processes are born from an understanding of our customers' needs. Creating innovative products to meet these needs starts with the ideas and expertise of our people, and becomes a reality through technology. In 1994, we will continue to work closely with our customers to anticipate, understand and meet their needs, and offer them the level of support that will help them stay in front of their competition.

FINANCIAL and OPERATIONAL REVIEW
- --------------------------------

LIQUIDITY AND CAPITAL RESOURCES

During 1993, the company continued to improve its capital structure through increased stockholders' equity, lower debt and refinancing of high interest rate debt with lower interest rate long-term debt. The combination of an excellent capital market and low interest rates together with the company's improved debt ratios, enabled Roundy's to access the long-term debt market at very favorable rates. The company, in December 1993, replaced $25 million of 11.26% notes with $45 million of 6.94% notes with a ten year term and used the remaining proceeds to reduce its borrowings under its revolving credit agreement. The company plans to prepay $9.75 million of its 10.31% senior notes on the first available prepayment date in late 1994.

The company's goal is to continue to reduce its long-term debt to equity ratio which was 1.31:1 in 1993 and 1.72:1 in 1992, yet keep all options for providing capital resources, available to management. With the additional reduction in floating rate debt, the company continued to minimize its exposure to major fluctuations in interest rates. The percentage of floating rate debt to total long-term debt declined to approximately 9% in 1993 from 30% in 1992.

As a result of the long-term refinancing, there was a need to modify a portion of the company's revolving credit agreement which was due to expire in March, 1995. The entire agreement was modified and extended until March, 1997. The revised agreement includes a provision for a lower spread on interest rates indexed to the London Interbank Offered Rate ("LIBOR"). Management views the extension and the positive modification as an indication of the banking community's support for Roundy's during a turbulent time within the grocery industry. It is management's intention to continue to use this type of borrowing vehicle, particularly when it provides a low cost option as it did during the last two years.

The Capital Structure table illustrates the growing percentage of stockholders' equity to total capital which is 43.2% in 1993 compared to 36.7% in 1992. This positive trend was primarily the result of the $22.4 million decline in total long-term debt in 1993 and $7.5 million increase in stockholders' equity.

Roundy's average daily borrowings declined $2.6 million in 1993 compared to 1992 and $4.2 million compared to 1991. The more significant factors which contributed to both the improvement in Roundy's capital structure in 1993 and the decline in borrowing requirements include an $11.6 million reduction in inventories, a $7.9 million increase in proceeds from the sale of property and equipment and other productive assets versus 1992 proceeds and a reduction in operating and administrative expenses as a percentage of net sales and service fees from 8.5% in 1992 to 8.3% in 1993. Net cash flows provided by operations increased $14.5 million in 1993 compared to 1992. This improvement demonstrated the commitment of management to reduce inventory and receivables and take costs out of the system directed at reducing borrowing levels. From 1990 to 1993, management has reduced average daily borrowings by $8.0 million.

Although capital expenditures declined approximately $2.0 million from 1992, they exceeded 1991 levels by $1.5 million.Management is committed to continuing to invest in physical facilities, its transportation fleet and customer related systems. In this regard, 1994+s capital expenditure budget has been set at $17 million. The largest portion of the expenditures is directed at new transportation equipment, retail store renovations and facility modernization.

Management continues to emphasize the necessity to monitor and control working capital levels. Our goal is to maintain working capital necessary to meet debt covenant requirements, but to avoid investing significant funds in nonearning assets. In this regard, total working capital declined $5.5 million. The key factors affecting this change were an $11.6 million reduction in inventory, a $5.9 million increase in cash, an increase in accounts payable of $2.4 million and an increase in accrued expenses of $2.9 million. During 1993, management implemented new programs directed at lowering inventory levels and days sales outstanding in accounts receivable.These continue to be areas of high scrutiny. Management believes strongly that the continued emphasis on controlling these areas are important factors in lowering borrowing levels.

Book value per share increased to $71.65 or 10.1%. Since 1990, book value per share has increased $18.55 per share or 34.9%. Patronage dividends paid during this same three year period exceeded $13.7 million.It is important to note that 1991 earnings and patronage dividends were reduced by the costs incurred during the labor dispute at our largest wholesale division. During the period of 1991 through 1993, stockholders' equity increased $20.8 million. This represents a 32% growth in the net worth of the company during a very competitive period within the industry.

RESULTS OF OPERATIONS
- ---------------------

Net sales and service fees declined $11.0 million in 1993 from 1992 and $54.2 million from 1991. The 0.4% decline from 1992 can be attributed to several factors, including the loss of $15 million in sales resulting from the sale of Roundy's dairy and ice cream operations in the early Fall of 1993; secondly, 1992 was a 53 week year for Roundy's compared to 52 weeks for 1993;and finally, a $10 million reduction in sales created by a major price decline in cigarettes in 1993. After adjusting for these factors, 1993 net sales and service fees increased in 1993 versus 1992 by $61 million or 2.4%. The decline from 1991 is attributable to the loss of a major customer who sold his entire retail operation to another wholesaler. Management believes, in view of events happening in our market area that 1994 net sales and service fees will increase due to the addition of new customers and increased concentration from our existing customer base.

With the industry's continuing trend toward an "every day low price" (EDLP) concept, there has been continuing pressure on margins. The company has experienced a decline in gross profit margins as a percentage of net sales and service fees from 9.6% in 1991 and 1992 to 9.4% in 1993. It is management's belief that the pressures on margins will continue in 1994 and wholesalers will have to seek alternative methods to replace the declines in gross profit margins.

Operating and administrative expenses continued to decline in 1993, both in dollars and as a percent of net sales and service fees. In 1993, these expenses were 8.3% of net sales and service fees compared to 8.5% in 1992 and 8.6% in 1991.Management continues to look at this category for further reductions which will help offset projected future declines in gross profit margins.Accordingly, a major effort was undertaken during the past year to review and modify all compensation and health care benefit programs, to evaluate possible consolidation of functions within divisions, to consider further reductions in inventory and thereby reduce related handling costs and to implement new systems directed at improving efficiencies and the faster flow of information at all levels within the company. In this regard, management members are active participants in the industry studies currently being conducted on Efficient

Consumer Response ("ECR") as they relate to inventory. It is believed that all or some portion of this concept will benefit the company in lowering operating costs and benefit our customers in enabling us to continue to provide them with the lowest cost of goods available.

Management continued to seek opportunities to reduce debt, strengthen its balance sheet and reduce interest expense. As mentioned, the company took several steps to achieve these goals including reduced inventory levels, implementing automatic clearing house ("ACH") payment programs to reduce receivables,seeking extended terms from vendors and looking at charging vendors fees for poor performance. A major step was taken in December 1993, when Roundy's elected to retire early, $25 million of 11.26% notes. The financial impact of this early retirement was an extraordinary loss of $1.3 million,which was reflected in the 1993 Statement of Consolidated Earnings. Interest expense as a result of both a decline in average daily borrowings and an improvement in rates declined $1.0 million in 1993 compared to 1992 and $3.4 million compared to 1991. At the end of 1993, Roundy's average cost of long-term debt was 7.9% compared to 8.6% in 1992 and 9.2% in 1991.

Effective income tax rates for 1993, 1992 and 1991 were 40.5%, 41.3% and 40.9%, respectively. The 1993 effective income tax rate reflects increases resulting from President Clinton's new tax program as well as the impact of the various state tax rates and jobs and other tax credits. In 1992, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," issued by the Financial Accounting Standards Board. The $660,000 cumulative effect of adopting this statement is included in 1992 earnings.

Net earnings of Roundy's were the highest in the history of the company. Net earnings in 1993 were .32% of net sales and service fees compared to .30% for 1992 and .27% for 1991. Net earnings in 1993 were positively impacted by the gain from the sale of the company's dairy and ice cream operations. Management made the decision that these businesses were not part of the "core" business in which the company wanted to concentrate future capital and management energies. It is believed that these resources could be better deployed in retail and wholesale operations to strengthen the company for the future. Offsetting the gain was the cost of the early retirement of debt. Management believes that the recent influx of new business, coupled with the major emphasis on cost reduction and control, will offset the continuing decline in margins and increase net earnings in 1994.

- -------------------------------------------------------------------------------
Capital Structure (in millions)             1993                1992
- -------------------------------------------------------------------------------
Long-term debt                        $111.7    56.1%      $133.7    62.5%
Capitalized lease obligations            1.3     0.7%         1.7     0.8%
- -------------------------------------------------------------------------------
Total long-term debt                   113.0    56.8%       135.4    63.3%
Stockholders' equity                    86.1    43.2%        78.6    36.7%
- -------------------------------------------------------------------------------
Total capital                         $199.1   100.0%      $214.0   100.0%
- -------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors of Roundy's, Inc.:

We have audited the accompanying consolidated balance sheets of Roundy's, Inc. and its subsidiaries as of January 1, 1994 and January 2, 1993 and the related statements of consolidated earnings, stockholders' equity and cash flows for each of the three years in the period ended January 1, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at January 1, 1994 and January 2, 1993 and the results of their operations and their cash flows for each of the three years in the period ended January 1, 1994 in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 9 to the financial statements, the companies changed their method of accounting for income taxes effective December 29, 1991, to conform with Statement of Financial Accounting Standards No. 109.

DELOITTE & TOUCHE

Milwaukee, Wisconsin
February 28, 1994

STATEMENTS OF CONSOLIDATED EARNINGS
As of January 1, 1994 and January 2, 1993


	                           			  1993          1992            1991
                     		     -------------- -------------- --------------
Revenues:
Net sales and service fees ..$2,480,254,200 $2,491,292,900 $2,534,418,400
Other-net ...................     6,526,600      3,290,100      5,047,300
			                          -------------- -------------- --------------
                     			      2,486,780,800  2,494,583,000  2,539,465,700
                     			     -------------- -------------- --------------
Costs and Expenses:
Cost of sales ............... 2,248,336,000  2,252,976,400  2,291,962,200
Operating and administrative    206,253,600    211,949,500    217,096,400
Interest ....................    12,138,100     13,128,900     15,580,800
                     			     -------------- -------------- --------------
                     			      2,466,727,700  2,478,054,800  2,524,639,400
                     			     -------------- -------------- --------------
Earnings Before Patronage
   Dividends ................    20,053,100     16,528,200     14,826,300

Patronage Dividends .........     5,300,700      5,134,700      3,304,600
	                     		     -------------- -------------- --------------
Earnings Before Income Taxes     14,752,400     11,393,500     11,521,700
                      		     -------------- -------------- --------------
Provision (Credit) for
   Income Taxes:
     Current-Federal ........     5,797,000      4,521,500      4,027,800
	           -Jobs and other
	              tax credits ..      (485,500)      (452,100)      (485,100)
	           -State ..........     1,740,200      1,237,000      1,174,700
	           -Deferred .......    (1,078,000)      (606,000)        (9,000)
			                          -------------- -------------- --------------
                            				  5,973,700      4,700,400      4,708,400
                     			     -------------- -------------- --------------
Earnings Before Extraordinary
   Item and Cumulative Effect
   of Accounting Change .....     8,778,700      6,693,100      6,813,300

Extraordinary Loss on Early
   Extinguishment of Long-
   Term Debt (Net of Income
   Tax Benefit of $511,000)..      (751,000)

Cumulative Effect of
    Accounting Change .......                      660,000
	                     		     -------------- -------------- --------------
Net Earnings.................$    8,027,700 $    7,353,100 $    6,813,300
                     			     ============== ============== ==============


[FN]
See notes to financial statements.

CONSOLIDATED BALANCE SHEETS
As of January 1, 1994 and January 2, 1993




ASSETS                                 1993                 1992
                            				   ------------         ------------
CURRENT ASSETS:

   Cash and short-term investments $ 25,845,600         $ 19,912,000
   Notes and accounts receivable,
      less allowance for losses,
      $8,766,500 and $7,578,200....  99,826,500           96,420,200
   Merchandise inventories......... 153,169,500          164,719,900
   Prepaid expenses ...............   6,956,800            4,347,400
   Future income tax benefits......   4,281,800            4,576,800
	                            			   ------------         ------------
      Total current assets......... 290,080,200          289,976,300
                            				   ------------         ------------
OTHER ASSETS:
   Notes receivable................  14,894,700           19,497,200
   Other real estate...............   7,343,000            6,540,700
   Deferred expenses and other.....   7,885,100            8,654,500
                            				   ------------         ------------
      Total other assets...........  30,122,800           34,692,400
	                            			   ------------         ------------

PROPERTY AND EQUIPMENT:
   Land............................   5,100,600            4,647,200
   Buildings.......................  39,668,000           40,529,900
   Equipment.......................  71,508,900           76,275,100
   Capitalized equipment leases....   2,300,000            2,300,000
   Leasehold improvements..........  11,939,300           16,005,900
                              			   ------------         -----------
                            				    130,516,800          139,758,100
   Less accumulated depreciation
     and amortization:
       Owned.......................  68,721,000           72,602,300
       Leased......................   1,906,700            1,676,600
                            				   ------------         ------------
	 Property and equipment-net         59,889,100           65,479,200
                            				   ------------         ------------
                            				   $380,092,100         $390,147,900
                            				   ============         ============

LIABILITIES AND STOCKHOLDERS' EQUITY:

	                           			       1993                 1992
                            				   ------------         ------------

CURRENT LIABILITIES:
   Notes payable...................$    139,600         $    502,400
   Current maturities of
      long-term debt...............   8,920,700            7,542,800
   Accounts payable................ 130,187,600          127,775,500
   Accrued expenses................  36,778,500           33,867,100
   Income taxes....................     410,900            1,135,300
	                            			   ------------         ------------
      Total current liabilities.... 176,437,300          170,823,100

Long-Term Debt, Less Current
   Maturities...................... 113,044,700           135,420,100
Deferred Income Taxes..............     600,000             2,184,000
Other Liabilities..................   3,944,000             3,147,800
                            				   ------------          ------------
      Total liabilities ........... 294,026,000           311,575,000


Commitments and Contingencies  (Note 10)


STOCKHOLDERS' EQUITY:
   Common stock:
      Voting (Class A).............      19,400                20,100
      Non-voting (Class B).........   1,425,400             1,427,000
	                            			    -----------           -----------
       	  Total common stock.......   1,444,800             1,447,100

   Amount related to recording
      minimum pension liability....    (308,700)
   Patronage dividends payable in
      common stock.................   3,263,000             3,210,000
   Additional paid-in capital......  20,388,900            16,867,000
   Reinvested earnings.............  61,278,100            57,048,800
	                            			   ------------          ------------
     Total stockholders' equity....  86,066,100            78,572,900
                            				   ------------          ------------
                            				   $380,092,100          $390,147,900
                            				   ============          ============

STATEMENTS of CONSOLIDATED STOCKHOLDERS' EQUITY
For the years ended January 1, 1994, January 2, 1993 and December 28, 1991


	        			                          Common Stock
                     			   -------------------------------------  Patronage
                    			       Class A          Class B            Dividends    Additional
                     			   -------------------------------------- Payable in    Paid-in     Reinvested
                     			    Shares  Amount   Shares    Amount     Common Stock  Capital      Earnings
	                     		   ---------------------------------------------------------------------------
Balance, December 29, 1990 17,200  $21,500  1,146,745 $1,433,400  $3,414,000  $11,682,600 $48,684,200
   Net earnings...........                                                                  6,813,300
   Common stock issued..... 1,100    1,400     75,845     94,800  (3,414,000)   3,910,600
   Common stock purchased..(2,300)  (2,900)   (69,106)   (86,300)                (852,400) (2,995,600)
   Patronage dividends
    payable in common stock                                        2,212,000
	                     		   ---------------------------------------------------------------------------
Balance, December 28, 1991 16,000   20,000  1,153,484  1,441,900   2,212,000   14,740,800  52,501,900
   Net earnings............                                                                 7,353,100
   Common stock issued..... 1,200    1,500     52,184     65,200  (2,212,000)
   Common stock purchased..(1,100)  (1,400)   (64,110)   (80,100)                (903,100) (2,806,200)
   Patronage dividends
    payable in common stock                                        3,210,000
                     			   ---------------------------------------------------------------------------
Balance, January 2, 1993   16,100   20,100  1,141,558  1,427,000   3,210,000   16,867,000  57,048,800
   Net earnings............                                                                 8,027,700
   Common stock issued.....   700      900     82,193    102 700  (3,210,000)   5,058,100
   Common stock purchased..(1,300)  (1,600)   (83,449)  (104,300)              (1,536,200) (3,798,400)
   Patronage dividends
    payable in common stock                                        3,263,000
                     			   ---------------------------------------------------------------------------
Balance, January 1, 1994   15,500  $19,400  1,140,302 $1,425,400  $3,263,000  $20,388,900 $61,278,100
	                          ===========================================================================

See notes to financial statements.

STATEMENTS of CONSOLIDATED CASH FLOWS
For the years ended January 1, 1994, January 2, 1993 and December 28, 1991

	                             			  1993              1992             1991
                            				------------      ------------    ------------
Cash Flows From Operating
 Activities:
   Net earnings.................$  8,027,700      $  7,353,100    $  6,813,300
   Adjustments to reconcile
     net earnings to net
     cash flows provided by
     operating activities:
     Depreciation and
       amortization.............  12,913,200        13,350,100      12,892,700
     Extraordinary loss on
       early extinguishment
       of debt..................     751,000
     Cumulative effect of
       accounting change........                      (660,000)
     Allowance for losses.......   6,738,600         5,772,900       4,030,300
     Gain on sale of property
       and equipment and other
       productive assets........  (3,680,300)       (1,105,700)     (1,804,800)
     Patronage dividends payable
       in common stock..........   3,263,000         3,210,000       2,212,000
   (Increase) decrease in operating
      assets, net of the effects
      of disposition:
      Accounts receivable....... (13,819,500)       (3,462,100)     (6,676,200)
      Merchandise inventories...  11,038,700        (2,273,400)     (1,789,000)
      Prepaid expenses..........  (2,105,000)         (219,900)       (359,800)
      Future income tax benefits     295,000        (1,218,000)       (293,000)
      Other real estate.........    (802,300)          245,200         456,300
      Deferred expenses and other
      assets....................     (27,700)         (330,700)        (38,000)
   Increase (decrease) in operating
      liabilities, net of the
      effects of disposition:
      Accounts payable..........   7,715,000        (4,432,700)     (5,528,100)
      Accrued expenses..........     772,900         1,893,000)      1,982,900
      Income taxes..............    (724,400)          (16,700)        432,300
      Deferred income taxes.....  (1,373,000)          232,000         157,000
      Other liabilities.........     796,200           757,800      (1,325,300)
                            				------------      ------------    ------------
   Net cash flows provided by
      operating activities        29,779,100        15,308,900      11,162,600
                            				------------      ------------    ------------
Cash Flows From Investing Activities:
   Capital expenditures......... (13,354,800)      (15,332,300)    (11,894,000)
   Proceeds from sale of property
     and equipment and other
     productive assets..........  11,017,900         3,096,800      14,574,300
   (Increase) decrease in notes
     receivable.................   4,602,500        (3,976,500)     (7,034,400)
                            				------------      ------------    ------------
  Net cash flows provided by
   (used in) investing activities  2,265,600       (16,212,000)     (4,354,100)
                                ------------      ------------    ------------
Cash Flows From Financing Activities:
   Proceeds from long-term
     borrowings.................  45,000,000        48,000,000       8,475,000
   Principal payments and
     defeasance of long-term
     debt....................... (68,637,400)      (51,862,400)     (9,627,600)
   Increase in notes payable and
     current maturities of long-
     term debt..................   1,015,100           909,200         194,100
   Proceeds from sale of common
     stock......................   1,951,700           884,000         870,000
   Common stock purchased.......  (5,440,500)       (3,790,800)     (4,214,400)
                            				------------      ------------    ------------
   Net cash flows (used in)
     financing activities....... (26,111,100)       (5,860,000)     (4,302,900)
                            				------------      ------------    ------------
Net Increase (Decrease) in Cash
   and Short-Term Investments...   5,933,600        (6,763,100)      2,505,600
Cash And Short-Term Investments,
   Beginning Of Year............  19,912,000        26,675,100      24,169,500
                            				------------      ------------    ------------
Cash And Short-Term Investments,
   End Of Year..................$ 25,845,600      $ 19,912,000    $ 26,675,100
                            				============      ============    ============
Cash Paid During The Year For:
   Interest.....................$ 13,100,200      $ 14,482,100    $ 14,918,900
   Income Taxes.................   7,805,700         5,703,300       4,478,200

[FN]
See notes to financial statements.

NOTES to FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES
Description of business-The company is primarily engaged in the distribution of food products and related non-food items through retail supermarkets, many of which are owned by stockholder-customers or the company.

Fiscal year-The company's fiscal year is the 52 or 53 week period ending the Saturday nearest to December 31. The years ended January 1, 1994 and December 28, 1991 included 52 weeks. The year ended January 2, 1993 included 53 weeks.

Consolidation practice-The financial statements include the accounts of the company and its subsidiaries. Significant intercompany balances and transactions are eliminated.

Short-term investments-Short-term investments (maturing within three months) are recorded at cost which approximates market value.

Inventories-Inventories are recorded at the lower of cost, on the first-in, first-out method, or market.

Depreciation-Depreciation and amortization of property and equipment are computed primarily on the straight-line method over their estimated useful lives, which are generally thirty-one years for buildings, three to ten years for equipment and five to twenty years for leasehold improvements. Equipment under capitalized leases are amortized over the terms of the respective leases.

Income Taxes-Prior to 1992, the company provided deferred income taxes in accordance with Statement of Financial Accounting Standards No. 96. Effective December 29, 1991, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

2. DISPOSITION
On August 28, 1993, the company completed the sale of its dairy and ice cream operations. The sale price of $14,976,500 consisted of cash of $9,649,600 and liabilities assumed by the purchaser of $5,326,900. The sale resulted in a pretax gain of $3,254,100 which is included in other revenues in the 1993 Statement of Consolidated Earnings.

3. PATRONAGE DIVIDENDS
The company's By-Laws require that for each of the last three fiscal years, to the extent permitted by the Internal Revenue Code, patronage dividends are to be paid out of earnings from business done with stockholder-customers in an amount which will reduce the net earnings of the company to an amount which will result in a 10% increase in the book value of its common stock. The dividends are payable at least 20% in cash and the remainder in Class B common stock. Dividends for the last three fiscal years were payable 30% in cash.

4. NOTES RECEIVABLE
The company extends long-term credit to certain independent retailers it serves to be used primarily for store expansion or improvements. Loans to independent retailers are primarily collateralized by the retailer's inventory and equipment.Interest rates are generally in excess of the prime rate and terms of the notes are up to 10 years. Included in current notes and accounts receivable are amounts due within one year totalling $9,661,400 and $10,755,200 at January

1, 1994 and January 2, 1993, respectively. Long-term notes receivable at January 1, 1994 and January 2, 1993 are net of an allowance for losses of $1,483,000.

5. LONG-TERM DEBT
Long-term debt, exclusive of current maturities, consists of the following at the respective year-ends:

	                                           					  1993            1992
                                    					       ------------   ------------
Mortgage note payable at 9.75%, due  1994......               $   1,579,200
Other long-term debt, 9% to 10%, due 1995
 to 2006.......................................$  1,162,700       2,741,800
Obligations under capitalized leases...........   1,310,800       1,738,400
Industrial development bonds, 73% of the
 prime rate, due 1995 to 1997..................     521,200       1,610,700
Senior unsecured notes payable:
 10.31%, due 1995 to 1999......................  15,250,000      18,750,000
 11.26%, due 1995 to 1999......................                  25,000,000
  9.26%, due 1995 to 2001......................  17,500,000      20,000,000
  7.57% to 8.26%, due 1995 to 2008.............  22,300,000      23,000,000
  6.94%, due 1997 to 2003......................  45,000,000
Notes payable under revolving credit
 agreements at 6%, due 1997....................  10,000,000      41,000,000
                                          						-----------    ------------
       	Total..................................$113,044,700    $135,420,100
                                   					       ============    ============

Interest rates noted above are at January 1, 1994. The prime interest rate was 6.0% at January 1, 1994 and January 2, 1993.

At January 1, 1994, $60,000,000 was available to the company under its revolving credit agreements. Certain property and equipment aggregating approximately $3,000,000 are pledged as collateral to long-term debt and other obligations at January 1, 1994. The loan agreements include, among other provisions, minimum working capital and net worth requirements and limit stock repurchases and total debt outstanding.

In December 1993, the company completed a private placement of $45,000,000 of 6.94% Senior Unsecured Notes. Proceeds were used to prepay the $25,000,000 of 11.26% outstanding Senior Unsecured Notes and to reduce notes payable under revolving credit agreements.Proceeds used to prepay the 11.26% Senior Unsecured Notes were placed in an irrevocable trust and, as a result, this debt is considered to be defeased and the liability has been removed from the consolidated financial statements. The extraordinary loss on the early extinguishment of the 11.26% Senior Unsecured Notes totalled $1,262,000, before applicable income tax benefit of $511,000.

Repayment of principal on long-term debt outstanding, excluding obligations under capitalized leases (see Note 10), is as follows:

1994............................................................$ 8,512,500
1995............................................................  6,929,400
1996............................................................  7,681,600
1997............................................................ 25,508,300
1998............................................................ 11,656,800
Thereafter...................................................... 59,957,800

6. FAIR VALUE OF FINANCIAL INSTRUMENTS
The company's financial instruments, as defined in Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," consist primarily of accounts and notes receivable, accounts payable, notes payable and long-term debt. The carrying amounts for accounts and notes receivable, accounts payable and notes payable approximate their fair values. Based on the borrowing rates currently available to the company for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities, is approximately $126,700,000.



7. COMMON STOCK
The authorized capital stock of the company is 60,000 shares of Class A common stock and 2,400,000 shares of Class B common stock with a par value of $1.25 a share. Inactive customers are required to exchange Class A voting stock held for Class B non-voting stock.

The issuance and redemption of common stock is based on the book value thereof as of the preceding year-end. The year-end book value was $71.65, $65.10 and $58.75 for 1993, 1992 and 1991, respectively. The company is obligated, upon request, to repurchase common stock held by inactive customers or employees.The amount available for such repurchases in any year is subject to limitations under certain loan agreements.

Effective November 1991, the Board of Directors adopted the 1991 Stock Incentive Plan (the "Plan") under which up to 75,000 shares of Class B common stock may be issued pursuant to the exercise of stock options. The Plan also authorizes the grant of up to 25,000 stock appreciation rights ("SARs"). Options and SARs may be granted to senior executives and key employees of the company by the Executive Compensation Committee of the Board of Directors. No options or SARs may be granted under the Plan after November 30, 2001.

Option and SAR transactions are as follows:

	                            			       Options     SARs       Price
                            				       -------   --------  -------------
Outstanding, December 29, 1990.....         0          0         -
   Granted.........................     30,000    10,000          $53.10
                             			       -------   --------  -------------
Outstanding, December 28, 1991.....     30,000    10,000           53.10
   Granted.........................     15,000     5,000           58.75
                            				       -------   --------  -------------
Outstanding, January 2, 1993.......     45,000    15,000     53.10-58.75
   Granted.........................     15,000     5,000           65.10
   Exercised.......................    (15,333)              53.10-65.10
   Cancelled.......................     (1,500)   (1,500)    53.10-58.75
                            				       -------   --------  -------------
Outstanding, January 1, 1994.......     43,167    18,500   $53.10-$65.10
                            				       =======   ========  =============
Available for grant after
   January 1, 1994.................     16,500     6,500
 	                           			       =======   ========

Options granted become exercisable based on the vesting rate which ranges from 20% at the date of grant to 100% eight years from the date of grant. As of January 1, 1994, options were exercisable for 21,015 shares at $53.10-$65.10 per share.

SAR holders are entitled, upon exercise of a SAR, to receive cash in an amount equal to the excess of the book value per share of the company's common stock as of the last day of the company's fiscal year immediately preceding the date the SAR is exercised over the base price of the SAR. SARs granted become exercisable based on the vesting rate which ranges from 20% on the last day of the fiscal year of the grant to 100% eight years from the last day of the fiscal year of the grant. Compensation expense was not material in 1993, 1992 and 1991. As of January 1, 1994, 5,950 SARs were exercisable at $53.10-$65.10 per SAR.

In the event of a change in control of the company, all options and SARs previously granted and not exercised, become exercisable.

8. EMPLOYEE BENEFIT PLANS
Substantially all non-union employees of the company and employees of its subsidiaries are covered by defined benefit pension plans.Benefits are based on either years of service and the employee's highest compensation during five of the most recent ten years of employment or on stated amounts for each year of service. The company intends to annually contribute only the minimum contributions required by applicable regulations.

The following sets forth the funded status of the plans at January 1, 1994 and
January 2, 1993:
                             				  1993                      1992
                    			   ----------------------------------------------------
                    			     Assets    Accumulated     Assets       Accumulated
                    			     Exceed      Benefits      Exceed         Benefits
                    			   Accumulated    Exceed     Accumulated       Exceed
                    			     Benefits     Assets       Benefits        Assets
                     			   ----------------------------------------------------
Actuarial present value of:
 Vested benefit obligation $18,843,000  $3,234,100  $14,475,700    $2,126,900
			                        ===========  ==========  ===========    ==========
 Accumulated benefit
    obligation............ $21,103,200  $3,425,600  $15,400,500    $2,186,500
                     			   ===========  ==========  ===========    ==========
 Projected benefit
    obligation............ $25,118,300  $3,425,600  $17,815,300    $2,186,500
Plan assets (primarily
   listed stocks and bonds)
   at market value........  25,688,200   1,978,300   21,775,800     1,772,500
                     			   -----------  ----------  -----------    ----------
Projected benefit obligation
   (in excess of) or less
   than plan assets.......     569,900  (1,447,300)   3,960,500      (414,000)
Unrecognized net (gain)
   or loss................    (688,100)    519,700   (3,920,800)     (337,700)
Prior service cost not yet
   recognized in net
   periodic pension cost..     595,700      73,100      639,700         3,000
Unrecognized net asset....  (1,404,300)              (1,575,500)
Adjustment required to
recognize minimum
liability.................                (592,800)
                     			   ----------- -----------  -----------    ----------
Accrued pension cost...... $  (926,800)$(1,447,300) $  (896,100)   $ (748,700)
                     			   =========== ===========  ===========    ==========

The assumptions used in the accounting were as follows:
	                                                 						 1993      1992
                                          						       --------  --------

Discount rate..........................................    7.5%    9.5%
Rate of increase in compensation levels................    4.0%    5.0%
Expected long-term rate of return of assets............    9.0%    9.5%

The changes in actuarial assumptions in 1993 resulted in a $6,047,000 increase in the projected benefit obligation in 1993, and is expected to result in an increase in the 1994 pension expense of approximately $750,000. In 1993, in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the company has recorded a minimum pension liability of which $308,700, net of income taxes, is reflected as a reduction of stockholders' equity.

Net pension cost for the foregoing defined benefit plans includes the following components:

	                                  				    1993        1992         1991
                                   					-----------  ----------- -----------
Service cost-benefits earned during
 the year...............................$ 1,314,800  $ 1,263,200 $ 1,217,300
Interest on projected benefit obligation  1,881,000    1,658,900   1,583,500
Actual return on plan assets............ (2,251,200)  (2,007,400) (1,573,400)
Net amortization and deferral...........   (247,500)    (321,200)   (134,700)
	                                   				-----------  -----------  ----------
Net pension cost........................$   697,100  $   593,500 $ 1,092,700
                                   					===========  =========== ===========

The company and its subsidiaries also participate in various multi-employer plans which provide defined benefits to employees under collective bargaining agreements. Amounts charged to pension expense for such plans were $3,437,500, $3,500,400 and $3,465,800 in 1993, 1992 and 1991, respectively. Also, the company has a defined contribution plan covering substantially all salaried and hourly employees not covered by a collective bargaining agreement. Total expense for the plan amounted to $513,700, $508,200 and $480,000 in 1993, 1992 and 1991, respectively.

Effective January 3, 1993, the Company adopted the provisions of the Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which covers health care and other welfare benefits provided to retirees and Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" issued by the Financial Accounting Standards Board. The adoption of these statements, using the immediate recognition basis, did not have an effect on the accompanying consolidated financial statements.


9. INCOME TAXES
Effective December 29, 1991, the company adopted Statement of Financial Standards No. 109, "Accounting for Income Taxes." The company elected to reflect the effect of this accounting principle change as a cumulative effect adjustment as of December 29, 1991.

Federal income tax at the statutory rates of 35% in 1993 and 34% in 1992 and 1991 and income tax expense as reported, are reconciled as follows:

	                    		    1993       1992        1991
                    			 ---------- ---------- ------------
Federal income tax at
 statutory rates.........$5,163,300 $3,873,800 $ 3,917,400
State income taxes,
 net of federal tax
 benefits................ 1,131,100    816,400     775,300
Jobs and other tax
 credits................. (485,500)   (452,100)   (485,100)
Other-net................  164,800     462,300     500,800
                     			 ----------  ---------- -----------
Income tax expense.......$5,973,700  $4,700,400 $4,708,400
                     			 ==========  ========== ===========

Deferred (prepaid) taxes on earnings result from the recognition of certain items in different periods for tax and financial reporting purposes. The sources and tax effects of these differences are as follows:

	                             			   1993        1992        1991
                     			       ------------ ------------ -----------

Depreciation and amortization..$  (423,000) $   251,000  $1,065,000
Inventory valuation methods....     59,000       91,000    (202,000)
Disposal of property and
 equipment.....................   (114,000)     (47,000)   (520,000)
Allowance for doubtful accounts    697,000   (1,215,000)     42,000
Loss contingencies.............   (261,000)    (213,000)   (105,000)
Employee benefits.............. (1,015,000)     651,000    (224,000)
Other-net......................    (21,000)    (124,000)    (65,000)
	                            			------------ ----------- -----------
Total..........................$(1,078,000)  $ (606,000) $   (9,000)
                     			       ============  =========== ===========

The approximate tax effects of temporary differences at January 1, 1994 and January 2, 1993 are as follows:

             	              			       1993                              1992
                       ----------------------------------- ------------------------------------
             			        Assets    Liabilities    Total      Assets     Liabilities     Total
              		       ---------- ------------ ----------- ----------- ------------  -----------
Allowance for doubtful
 accounts..............$1,652,000               $1,652,000  $2,349,000               $ 2,349,000
Inventories ...........           $  (466,200)    (466,200)             $  (407,200)    (407,200)
Employee benefits...... 2,296,000                2,296,000   1,954,000                 1,954,000
Accrued expenses not
 currently deductible..   799,000                  799,000     538,000                   538,000
Other..................     1,000                    1,000     143,000                   143,000
		                     ---------- ------------ ------------ ---------- ------------ - ----------
Current................ 4,748,000    (466,200)   4,281,800   4,984,000     (407,200)   4,576,800
              		       ---------- ------------ ------------ ---------- ------------ - ----------
Allowance for doubtful
 accounts..............   582,000                  582,000     582,000                   582,000
Depreciation and
 amortization..........            (2,998,000)  (2,998,000)              (3,502,000)  (3,502,000)
Employee benefits...... 1,745,000                1,745,000     668,000                   668,000
Other..................    71,000                   71,000      68,000                    68,000
              		       ---------- ------------ ------------ ---------- ------------  -----------
Noncurrent............. 2,398,000  (2,998,000)    (600,000)  1,318,000   (3,502,000)  (2,184,000)
              		       ---------- ------------ ------------ ---------- ------------  -----------
Total..................$7,146,000 $(3,464,200)  $3,681,800  $6,302,000 $ (3,902,200) $ 2,392,800
              		       ========== ============ ============ ========== ============= ===========                       ========== ==

10. LEASE OBLIGATIONS AND CONTINGENT LIABILITIES
Rental payments and related subleasing rentals under operating leases are as follows:
	                           			    RENTAL PAYMENTS
                            				------------------------    SUBLEASING
		                            		 MINIMUM     CONTINGENT       RENTALS
                           				-----------  ------------   ------------
1991........................... $40,735,700  $ 403,000      $17,326,800
1992...........................  36,778,100    363,400       18,590,300
1993...........................  36,675,800    398,800       18,985,200

Contingent rentals may be paid under certain store leases on the basis of the store's sales in excess of stipulated amounts.

Future minimum rental payments under long-term leases are as follows at January 1, 1994:


	                                   				       OPERATING   CAPITALIZED
                                          						LEASES        LEASES
                                  					      ------------   ---------

1994......................................... $ 35,161,300  $  566,100
1995.........................................   33,253,900     566,100
1996.........................................   29,355,800     460,300
1997.........................................   25,424,900     160,300
1998.........................................   23,748,400      84,300
Thereafter...................................  224,569,100     282,200
	                                   				      ------------   ---------
Total........................................ $371,513,400   2,119,300
Amount representing interest...................................400,300
                                                 							     ---------
Present value of net minimum lease payments................. 1,719,000
Current portion..............................................  408,200
                                                 							     ---------
Long-term portion.........................................  $1,310,800
	                                                 						    ==========

Total minimum rentals to be received in the future under non-cancelable subleases as of January 1, 1994 are approximately $275,335,000.

The company has guaranteed customer bank loans and customer leases amounting to $4,600,100 and $1,170,300, respectively, at January 1, 1994.

11. EARNINGS PER SHARE

Earnings per share are not presented because they are not deemed to be meaningful. See Notes 3 and 7 relating to patronage dividends and common stock repurchase requirements.

Board of Directors

John R. Dickson
CHAIRMAN AND CEO

Gerald F. Lestina
PRESIDENT AND COO

Robert D. Ranus
VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

Robert A. Farrell
ULTRA MART, INC.
MENOMONEE FALLS, WI

Gary N. Gundlach
PICK 'N SAVE - STOUGHTON
STOUGHTON, WI

George E. Prescott
PRESCOTT'S SUPERMARKETS, INC
WEST BEND, WI

George C. Kaiser
MILWAUKEE, WI

Brenton H. Rupple
MILWAUKEE, WI

Robert R. Spitzer
PRESIDENT EMERITUS
MILWAUKEE SCHOOL OF ENGINEERING
MILWAUKEE, WI

Elected Corporate Officers
John R. Dickson
CHAIRMAN AND CEO

Gerald F. Lestina
PRESIDENT AND COO

Robert D. Ranus
VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

David C. Busch
VICE PRESIDENT
OF ADMINISTRATION

Edward G. Kitz
VICE PRESIDENT AND
TREASURER

Michael J. Schmitt
VICE PRESIDENT,
NORTHERN REGION

Robert G. Turcott
VICE PRESIDENT, SECRETARY AND
GENERAL COUNSEL

Advisory Committee

Lloyd Coppersmith
RON & LLOYD'S
409 WOLF RIVER PLAZA
NEW LONDON, WI 54961

Sam Gilberto, Sr.
SAM'S SHOP-RITES
91 W22950 MILWAUKEE AVE.
BIG BEND, WI  53103

Bob Gold
PICK 'N SAVE - BROWN DEER
9200 NORTH GREEN BAY ROAD
BROWN DEER, WI 53209

Russ Rindt
RINDT ENTERPRISES
1317 NORTH 25TH STREET
SHEBOYGAN, WI 53081

Dave Ruehlman
THE GRAND FOOD CENTER
606 GREEN BAY ROAD
WINNETKA, IL 60093

Dave Spiegelhoff
PICK 'N SAVE - BURLINGTON
1120 MILWAUKEE AVENUE
BURLINGTON, WI 53105

Mark Stinebrink
PICK 'N SAVE - LAKE GENEVA
100 EAST GENEVA SQUARE
LAKE GENEVA, WI 53147

John Stone
PICK 'N SAVE - BARABOO
615 HIGHWAY 136
WEST BARABOO, WI 53913

Rick Walker
PICK 'N SAVE - EAU CLAIRE
2717 BIRCH STREET
P.O. BOX 1508
EAU CLAIRE, WI 54703

Trustees

Gerald F. Lestina
PRESIDENT AND COO

Robert G. Turcott
VICE PRESIDENT, SECRETARY AND
GENERAL COUNSEL

Charles R. Bonson
BONSON'S FINE FOODS
EAGLE RIVER, WI

John A. McAdams
PICK 'N SAVE - OCONOMOWOC
OCONOMOWOC, WI

Duane G. Tate
PICK 'N SAVE - FRANKLIN
FRANKLIN, WI

Charles E. Stenicka
PRESIDENT, MRA
THE MANAGEMENT ASSOCIATION, INC.
BROOKFIELD, WI

DIVISIONAL  MAP

1. Corporate Office - Roundy's, Inc.
   23000 Roundy Drive, Pewaukee, WI  53072

2. Milwaukee Division
   11300 W. Burleigh Street, Wauwatosa, WI 53222

3. Roundy's General Merchandise Division
   410 Walter Road, Mazomanie, WI 53560

4. Eldorado Division
   Route 45 South, Eldorado, IL 62930

5. Evansville Perishable Division
   4501 Peters Road, Evansville, IN 47711

6. The Midland Grocery Company
   6500 South U.S. 421, Westville, IN 46391

7. South Bend Perishable Division
   2107 Western Avenue, South Bend, IN 46619

8. Midland Grocery of Michigan, Inc.
    1764 Creston Street, Muskegon, MI 49443

9. Spring Lake Merchandise, Inc.
   1200 N. Washington, Van Wert, OH 45891

10.Lima Division
   1100 Prosperity Road, Lima, OH 45802

11.Cardinal Foods, Inc.
   4700 Fisher Road, Columbus, OH 43228

12.The Midland Grocery Company
   1300 Grand Central Avenue, Parkersburg, WV 26101



Roundy's, Inc.
23000 Roundy Drive
Pewaukee, Wisconsin 53072
(414) 547-7999

			    ROUNDY'S, INC.                    EXHIBIT 21
			     Subsidiaries

Roundy's, Inc. has fourteen wholly-owned first-tier subsidiaries, each a Wisconsin corporation (except as otherwise noted) doing business under their corporate names. These subsidiaries are:

Badger Assurance, Ltd.(1)           Midland Grocery of Michigan, Inc.(6)
CD of Wisconsin, Inc.               Old Time, Inc.
Holt Public Storage, Inc.           Ropak, Inc.
I.T.A., Inc.                        R.P.D. of Wisconsin, Inc.
Jondex Corp.                        Scot Lad Foods, Inc.
Kee Trans, Inc.                     Super Marketing Productions, Inc.
Kee Wholesale, Inc.                 WFC Foods, Inc.(2)

Five Wisconsin corporations doing business under their corporate names are wholly-owned subsidiaries of Ropak, Inc. These corporations are:

Adams Wine & Liquor, Ltd.           Shop-Rite, Inc.
Insurance Planners, Inc.            Villard Avenue Shop-Rite, Inc.
Pick 'n Save Warehouse Foods, Inc.

Four corporations doing business under their corporate names are wholly-owned subsidiaries of Midland Grocery of Michigan, Inc. These corporations are:

Pick 'n Save-Ludington, Inc.(6)     PNS #4, Inc.(6)
PNS Cadillac, Inc.(6)               PNS St. John's, Inc.(6)

Four corporations doing business under their corporate names are wholly-owned subsidiaries of Scot Lad Foods, Inc. These corporations are:

Bonnie Baking Co., Inc.(3)          Cardinal Foods, Inc.(5)
Spring Lake Merchandise, Inc.(4)    Scot Lad-Lima, Inc.(4)

Four corporations doing business under their corporate names are wholly-owned subsidiaries of Cardinal Foods, Inc. These corporations are:

Columbus Leasing Group, Inc.(4)     Mr. Moneysworth, Inc.(4)
Englewood Cardinal Supermarket,     PNS Van Wert, Inc.(4)
  Inc.(4)

One corporation doing business under its corporate name is a wholly-owned subsidiary of Mr. Moneysworth, Inc. The corporation is:

The Midland Grocery Company(4)


_____________

(1) A Bermuda corporation.          (4) A Ohio corporation.
(2) An Illinois corporation.        (5) A Delaware corporation.
(3) An Indiana corporation.         (6) A Michigan corporation.