Form 10-K405, Exhibit 13
ROUNDYS INC
filed 1995-03-31
CIK 314423

ROUNDY'S 1994 ANNUAL REPORT
                                                               EXHIBIT 13


Table of contents
 FEATURES
 2   selected financial data
 4   message to stockholders
 6   board of directors
 BUILDING UPON THE FUNDAMENTALS
 8   quality: marketing
10   ECR efforts
11   imports/exports
11   commitment: target marketing
12   training
13   service: retail services
13   pricing systems
15   computer services
 FINANCIAL REVIEW
18   financial & operational review
22   independent auditors' report
23   statements of consolidated earnings
24   consolidated balance sheets
26   statements of consolidated stockholders' equity
27   statements of consolidated cash flows
28   notes to consolidated financial statements
 MANAGEMENT STRUCTURE & MAP
34   board of directors, elected corporate officers, advisory
     committee and trustees
36   roundy's divisional map

Selected Financial Data

($000 omitted except
for per share data
and ratios)
                       1994        1993       1992       1991        1990
                    ----------  ----------  ---------- ----------- ----------
Net sales and
service fees        $2,461,510  $2,480,254  $2,491,293 $2,534,418  $2,501,465
Net earnings             6,554       8,028       7,353      6,813       6,507
Patronage dividends          0       5,301       5,135      3,305       5,549
Total assets           404,652     380,092     390,148    390,797     390,356
Long-term debt          88,227     113,045     135,420    139,283     140,435
Stockholders' equity    90,419      86,066      78,573     70,917      65,236
Book value per share     77.40       71.65       65.10      58.75       53.10
Working capital         91,814     113,643     119,153    116,940     106,428
Current ratio           1.43:1      1.64:1      1.70:1     1.66:1      1.59:1
Earnings before
  patronage dividends
  as a percent of net
  sales and service fees  .45%        .81%        .66%       .58%        .67%

Message to Stockholders

Pablo Picasso, the self-styled artist and sculptor, labored over a painting of his grim-faced patron, Gertrude Stein.
The portrait that ultimately emerged-- a grim-faced African-style mask -- is now one of his best known works. Apparently Ms. Stein, expecting a more or less photographic image of herself, was not satisfied when she first viewed the portrait. "I don't look like that," she complained.

"Don't worry," Picasso responded.  "You will."

This year, our message, much like Picasso's portrait of Stein, is about what we can grow to become. But before talking about our future, we must first revisit -- and understand -- part of our past.

Along with favorable and encouraging news, 1994 brought us strong competition within our trade area, limited growth in new stores, changing trade practices and divisional restructuring. We aren't the only food wholesaler of our type to experience these kinds of challenges. We are seeing much more intense competition for strategic retail locations. Under-capitalized retailers are failing. Consumers, rightfully, continue to insist on quality products at reasonable prices.

To paraphrase a well-known adage, we can regard these marketplace challenges either as problems or as opportunities. Roundy's Board of Directors and management chose to see them as opportunities; opportunities to re-evaluate our current--and in many cases longstanding-- operating philosophies. We resolved to respond in a way we believe will allow us to continue to compete--and prevail-- over the next several years.

We have increased both our allowance for losses and our closed facility reserves; consequently, you will see no payment of patronage dividends for 1994. While these increases will result in a less-than-satisfactory return for some stockholders, we have concluded that they are necessary and prudent. In short, we took aggressive, corrective action.

Sales in 1994 were $2.46 billion, down $19 million from 1993 and down $30 million from 1992. Wholesale sales increased
$27.7 million from 1993 and $33.2 million from 1992.

In 1993 Roundy's determined it was not in our best long-term economic interest to remain in the dairy and ice cream manufacturing business. The sale of this division was completed by the end of the third quarter of 1993. Unfortunately, our competition successfully solicited this business during the transition period; the sale resulted in a loss of approximately $24 million in sales in 1994.

Together with the new owners of the dairy, we have developed an aggressive program for 1995 which we believe will help us recapture a large portion of the lost warehouse business.

Earnings before patronage dividends were .45% of net sales and service fees. This compares to .81% in 1993 and .66% in 1992. The reason for the decline from prior years, as highlighted above, was due to the increase in both the allowance for losses and the closed facility reserves. The total of these combined expenses exceeded prior year expenses by $10.4 million. When 1994 earnings before patronage dividends are adjusted for these charges, the ratio of earnings to net sales and service fees becomes .87%.

One considerable factor causing the increase to our allowance for losses is our operations in Ohio. The past two years have seen a major influx of competition, including alternative format stores which have produced significant economic hardship for our independent retailers. We decided in 1994 to evaluate the long-term viability of this business. The result of our decision was to tighten credit terms, and in certain instances, to discontinue doing business with selected customers. We believe our core business in this service territory is sound, but we will continue to monitor and discontinue service to customers whenever necessary.

Closed retailer facilities were also examined closely in 1994. The early 1990s brought rapid expansion to Roundy's; several new retailer facilities were built, and consequently, several older stores were closed. Also, a few sites developed in Michigan markets did not achieve projected sales and profit goals; accordingly, they were closed. To date, we have not secured retailers--or other tenants--for these sites to fully recover our costs. For this reason, the Board and management increased our 1994 closed facility reserve by $8 million over 1993 reserves.

In order for us to remain competitive, Roundy's must continue to make capital investments. Over the three years, 1991 through 1993, these annual capital expenditures averaged $13.5 million. In 1994 we renewed our commitment to invest in all segments of our business by expending over $22.3 million on facilities, fleet, equipment, retail development and new technology.

A new banana room complex was installed in the Milwaukee division, replacing an outmoded system that rendered inconsistent quality. New fleet purchases, necessitated by replacement and business expansion, totalled $3.5 million.
Finally, we know from experience that existing retail facilities cannot age without impacting on our business.
Therefore, over $5.5 million was used to upgrade corporate stores.

Roundy's achieved significant milestones in 1994:

1. We lowered our long-term debt-to-equity ratio to below the 1:1 level.

2. We implemented a new automated buying system in all major operating divisions.

3. We installed a new Accounts Payable system that will improve cash flow and reduce interest expense.

Rising interest rates made 1994 a very volatile year, however, in 1993 we successfully completed a major debt refinancing which provided Roundy's access to low-rate, long-term funds. That restructuring, along with improved cash flow through the new Accounts Payable system, enabled us to reduce interest expense by $2.7 million--a significant savings for our company.

What We Can Become

In many ways, 1994 was a year of investment for Roundy's.
In addition to those above, we have made several other decisions that should yield positive returns in the future:

*  Roundy's private label program was restructured in 1994;
first-line labels were consolidated from two to one.  The
Roundy's label is now offered company-wide to all our customers.

* Our Advantage Plus programs have been essential in countering the impact of alternative format stores.
Therefore, we have installed them among several major retailers outside Wisconsin.

* We implemented a retail-driven "target marketing" program designed to strengthen our customers' competitive positions.

With these necessary things in place, we are focused to move our company toward the potential we believe it can achieve.

Our 1994 earnings were below expectations, mainly because of conscious business decisions which we have illustrated. Nonetheless, Roundy's is and continues to be a sound, profitable company with great potential. Our customer base is solid, our technology, fleet and facilities are modern, and our staff is smart, experienced and dedicated.

Finally, we have begun formulation of a strategic plan that will address the future needs of Roundy's and its stockholders. This initiative will evaluate all facets of our business, and will prepare a definitive direction for us to take into the future.

We would like to thank every Roundy's stockholder, customer and employee for your support and loyalty to the company in 1994. Even though some of these recent and ongoing changes are challenging and unfamiliar, with your continued commitment, we have an opportunity to become a more profitable, cost-efficient competitor in the market areas in which we are privileged to conduct business.

Picasso achieved his objectives--status, acceptance and fame-- by applying brush to canvas not in a familiar way, but in a challenging, unfamiliar way. He believed (and he was right) that an artist must do not what is expected, but what is necessary.

Roundy's will achieve its corporate objectives the same way.

[Picture of Board of Directors]

Robert E. Bartels
Brenton H. Rupple
Gary N. Gundlach
George C. Kaiser
Charles R. Bonson
George E. Prescott
Gerald F. Lestina
John R. Dickson
Robert D. Ranus

Roundy's-building upon the fundamentals

The future will belong to those organizations with the courage to change now before they are compelled to change tomorrow. 1994 was proof that Roundy's has taken this thought to heart.

During the year, we underwent consistent review and reevaluation of every aspect of our business. We sought to streamline our work systems, reapply our most effective processes and drive out costs that don't add value to our products. In addition, we reaffirmed our partnership with our retailers and our commitment to their success.

In the upcoming year, Roundy's will continue to build from the basics that have worked so well for us in the past:
quality, commitment and service.

QUALITY

In today's highly competitive environment, the key to earning and keeping customers is a combination of product quality, product availability, cost and service. Roundy's is working harder than ever to offer our retailers and their customers even greater quality, both in our products and service.

Marketing.  Change is not always an easy process.  The year
1994 was both exciting and demanding due to many uncontrollable changes such as government regulations and shifting consumer trends.

One change that made a major impact on our industry was the initiation of the Nutritional Labeling and Education Act
("NLEA") on August 8, 1994.

As a company, we see NLEA as having substantial benefits for the consumer, both short and long term. The information now listed on labels allows all consumers to make better decisions regarding nutrition and more accurate product side-by-side comparisons. While the NLEA was costly to our industry on the front end, consumer benefits make it worthwhile.

During the process of making required packaging changes, Roundy's recognized the opportunity to make an advantageous move to one first label store brand. We have already moved the Roundy's brand label into the vast majority of our divisions.

There are several strong advantages offered to the retail store and the consumer by moving to one first label store brand. One is a major increase in the number of SKU's available under the label store brand. The addition of many new categories such as cultured products and cereal means not only extra variety for the consumer, but higher sales and bottom line profits for retailers. Perhaps the strongest, most important advantage, though, is the fact that Roundy's label product is of the highest possible quality - national brand quality, or better. Additionally, this program is a living, breathing, constantly expanding one that brings with it new items, new categories, new marketing concepts and ongoing packaging and quality upgrades such as diapers and feminine hygiene products.

The conversion to one label also brings with it increased efficiency. In particular, we're already seeing it in the area of labels and packaging. We've been able to reduce the carrying cost of labels and packaging inventory on approximately 450 SKU's. Additionally, we've achieved savings through the much higher printing runs necessary for one label, as opposed to smaller runs for multiple labels.

We are now also able to offer manufacturers much more efficient product runs with a larger concentration of tonnage under one label. We can make available to our stores more special packs such as off-labels, pre-price products and bonus packs. These opportunities help consumers see our store brands in the same light as national brands.

In 1994, special merchandising plans were developed to implement our first quality label conversion. We worked toward a controlled sell-down of Scot Lad inventories as additional quantities of replacement Roundy's items became
available.   New point-of-sale kits were printed,
prominently featuring the message: Roundy's, The Right Choice. These kits were made available to participating retailers to help them communicate the Roundy's label message of quality and value to their customers. As the conversion neared completion, a four page, full color advertisement was produced, offering introductory pricing on over 100 items.

Roundy's Corporate Roto program continued to gain momentum with one program each quarter. Beginning with our first store in 1993, we now have more than 270 participating stores. We firmly believe the Roto program brings incremental merchandise funds to retailers.

For the seventh year in a row, Roundy's witnessed double-digit growth in private label sales. These product lines provide retail stores an opportunity to set themselves apart from the competition to enhance profitability, while offering improved value to the consumer. The reception that the Roundy's label has encountered is extremely satisfying. We look forward to the continued growth of a program that has delivered excellent quality at fair pricing for over 100 years.

ECR Efforts.  In order to maximize Efficient Consumer
Response ("ECR"), Roundy's goal is to consolidate vendors among all our store brand programs including Roundy's, Shurfine, Old Time, Buyer's Choice and Mor For Less brands. Vendor consolidation allows us to more effectively use our massive buying clout. It also improves our shipping efficiency which is important to maintaining ECR.

Vendor consolidation also allows us to move substantial amounts of our total private label purchases to national brand manufacturers. Our store brands ship with branded products on the same truck, reducing total inventory levels at the distribution center and providing fresher products to retailers. Some of the national brand manufacturers include Kraft, Nabisco, Pet, Inc., Purina and Dean Foods. And the list goes on and on.

Working with brand manufacturers offers us several strong advantages. It reduces the net cost of goods to the retail store through more efficient shipping arrangements such as Just in Time ("JIT") deliveries. It helps us maintain quality and improve our products. In categories such as low fat, no fat, lite, low cholesterol, reduced calorie and reduced sodium, Roundy's brands are flagged on the label to make our brands the healthier alternative. Working with branded manufacturers also helps us maintain Roundy's commitment to the highest quality products in our industry.

Other ECR initiatives include our latest cross-dock program which has been in three test stores for part of 1994. The results have been outstanding: time savings, reduced inventories, increased product variety and decreased overall cost of goods to the retailer. Our plan calls for this program to be rolled out to the entire customer base of the Milwaukee Division during the first quarter of 1995. Also in 1994, we began testing Roundy's Central Procurement Meat Program. The mechanics and strategy of this program are simple...and highly effective. All red meat orders for Roundy's divisions are combined, so that only one purchase is made. This allows all of our retailers to acquire beef at a "truck load" price rather than "by the case." The program has already helped our retailers realize a significant savings in both time and money. During its first six-month period, the program reduced the cost of goods by more than one million dollars. Currently, plans are underway to expand this program to include fresh pork, a move that will be unique to the industry.

Imports/Exports. As international trade barriers lowered, Roundy's interest in high quality, imported private label products increased. Our primary source for all frozen broccoli, cauliflower and brussel sprouts is now located in the Bahio Valley in Central Mexico. There, our products are packed in gleaming, state-of-the-art facilities under the vigilance of U.S. trained, FDA certified technicians. In 1994, we also exported Roundy's products to destinations as distant as Gladivostok, Russia. These additional sales allow us to take advantage of lower costs realized through volume-based efficiencies.

COMMITMENT

As part of our commitment to the success of Roundy's retailers, we take a very hands-on approach to management. Our goals are to initiate programs that save time and money, to be flexible in our approach to serving our customers and to reduce costs for every store, from the smallest to the largest.

Target Marketing.   Ideas for new products and processes are
born from an understanding of our customers' emerging needs. Creating the innovative products that meet these needs starts with the ideas and expertise of our people, and becomes a reality through technology.

One of those "ideas" has been our innovative frequent shopper program called "Advantage Plus Savers Club." With well over one million customer cards in distribution, the program is one of the most successful in our industry.
During 1994, it was expanded to 138 stores in three divisions. Continued expansion in our remaining divisions will insure that all our customers have access to this highly effective program.

To supplement the current Advantage Plus Savers Club, we developed and introduced the Advantage Rewards Program in 1994. Roundy's entered into an agreement with a software vendor to supply software and implementation assistance for this new targeted marketing program.

The Advantage Rewards Program tracks an individual shopper's purchasing history through the use of the Advantage Plus Savers Club Card. It records volume and frequency of purchases in very tightly defined categories. Each participating Roundy's store has installed customer-activated Advantage Rewards kiosks near their front entrances. When the consumer scans a club card at the kiosk, the system interrogates the database at the shopper's home store. It identifies offers targeted for that customer and prints a list of 15 to 20 items available at a discount for that shopping trip. At the conclusion of the shopping trip, the system updates the customer's purchase history at the home store based on current purchases.

To support the program, we solicit participation from Roundy's vendors for consumer offers. Participation can occur at several different levels including Targeted
Customer Specific Offers, in which the vendor identifies consumers to be targeted through historical purchases in specific commodities. Participation in the market testing for new products combines the strength of Roundy's market share and the geographic isolation of the Milwaukee Metro Market with the cutting-edge technology of our Advantage Rewards Program.

In December, 1994, the pilot program was implemented at two Pick 'n Save stores in Fond du Lac, Wisconsin. The roll-out for this innovative program is planned for the first half of 1995 with the addition of more than 60 Roundy's stores.

Training. Part of our positioning strategy depends on the development of a team that knows how to be successful in the face of change. To insure this, Roundy's introduced our Selector Trainer and Mentor Program. As part of this program, a full-time Trainer/Mentor monitors all activities of new associates in the first week of employment by practicing a "hands on" approach. This is followed by extensive classroom training on company policies and procedures, as well as safety guidelines. The Trainer/Mentor Program has contributed to a substantial decrease in turnover in a number of divisions. Roundy's Specialized Management and Retail Training ("S.M.A.R.T.") Center also offered a number of programs ranging from computer software training to leadership. Throughout the last half of 1994, resources were dedicated to the development of a variety of programs and training materials in the S.M.A.R.T. Center. The result is new departmental handbooks our retailers can use to aid in the initial training of a new associate.

This developmental phase also witnessed the creation of a comprehensive OSHA Train-the-Trainer Program. A trainer's manual and participant guide were developed to give retailers in all Roundy's operating divisions the essential tools to train all store personnel in LockOut/TagOut, Bloodborne Pathogens and Hazard Communication. Included in the program is a complete set of trainer's materials with presentation aides, participants' materials, a sample in-store written program and guidelines for implementation.

SERVICE

Part of the reason for our ongoing success is the aggressive measures Roundy's has initiated to keep our stores in position to continue past successes. The programs, technology and training we implement are designed to improve the efficiency of all of our operations. As a result, our stores are better able to effectively maneuver in an increasingly competitive market.

Retail Services. In 1994, one of our goals was to affirm and strengthen our commitment to enhanced retail technology and electronic services. As part of this, the Corporate Retail Services Department was created by combining the personnel of Store Systems and Shelf Space Management, along with the responsibilities of the Delta Net Electronic Payments Systems Program. This new department will handle all electronic retail systems including pricing, electronic marketing programs, point of sale support, shelf space management, DSD systems and in-store systems.

Pricing Systems. In 1994, we continued to integrate our capabilities for quality and cost control. During the year, we completed programming and implementation of the new retail pricing system. Designed to control warehouse item retail prices, the system was installed in all stores serviced by Roundy's Milwaukee Division by the fourth quarter. Roundy's Columbus Division stores followed.

For our retailers, this system offers the ultimate in control options, allowing them to customize pricing to fit their individual store needs. Options are selectable by store, commodity level, or item level, and include:

- Cost versus base pricing.
- Zone pricing versus custom pricing.
- Percentage pricing from cost or base
  retail change.
- Automatic rounding options.
- Automatic prepriced discounting.

- Authorized/unauthorized item support.
- Optional tag type support.
- Multiple tag quantity support.

In addition, the system allows for automatic allowance pass-through based on retailer-defined parameters specifying minimum discount amounts, and the percentage of allowance to be passed. For further convenience, pricing reports and data are printed at the division for delivery in truck mail or can be optionally delivered electronically if the store chooses.

As part of the continuing evolution of our data processing systems, we purchased Unix-based software to replace our mainframe DSD system software. The conversion to the Unix-based system will be completed in the first quarter of 1995. This installation is Roundy's first use of the Standard Interchange Language ("SIL") in a production environment.
It significantly advances our goal of a common interface to our retailers.

In 1994, we completed a major review of Delta Net, our point of sale debit and credit card payment system. In addition to a detailed investigation of every phase of the program, we solicited and interviewed alternative providers of equipment, software and transaction processing. The result was a solidified relationship with our Delta Net partners and an affirmation that this program remains one of the most efficient payment programs in the industry. During the fourth quarter, we expanded Delta Net to all corporate stores and reintroduced the program to all divisions.

Computer Services. At Roundy's, we define technology simply as "know-how" - how to make a product better, how to make a process better and how to better deliver a service. Every aspect of our activity is being improved through technology
- not always with "high-tech" tools, but with approaches that result in improvements in quality, service, productivity and time compression. In 1994, we implemented a number of these new approaches.

During the year, Electronic Data Interchange ("EDI") was achieved with several of Roundy's larger vendors. EDI allows computer-to-computer transfer of purchase orders and invoices. EDI, ultimately, will replace computer-to-fax purchase order transmission that is presently used by vendors. In 1995, we will see a number of other improvements: an increase in the number of vendors to EDI;
the addition of continuous replenishment transactions, advance ship notices and item/price/promotion data; and the fax transmission of time critical documents to stores.

During 1994, Roundy's Milwaukee Division stores were converted to our new order entry system. This improves the capability for early detection of irregularities in orders, while providing a mechanism for their resolution. In 1995, this system will be implemented in other divisions and the capabilities of the editing process will be enhanced.

Our newly developed personal computer-based payroll employee maintenance system was introduced in 1994. This allows convenient direct transmittal of store employee maintenance and time to the Roundy's payroll system. Another advantage is that the system provides retailers a choice of methods for time transmission from timeclocks, handheld entry devices or personal computers. Plus, retailer payroll reports can now be provided on a computer bulletin board or on microfiche.

In 1994, Roundy's Automated Purchasing System ("RAPS") was implemented in the Columbus, Van Wert, Eldorado and Evansville divisions. This efficient system provides
Roundy's buyers with deal, historical, comparative pricing, promotional and projected volume requirements.

Work also began in 1994 to integrate continuous replenishment activities into RAPS. A number of additional functions will be added during 1995, including a perishables subsystem, open-to-buy controls, use of EDI advance ship notice transactions and expanded control of private label product.

In 1994, we activated PROMPT, the second phase of RAPS.
This on-line system conveniently allows for the buyer's direct approval of invoicing.

Roundy's General Merchandise Division and the Columbus Division implemented Roundy's Automated Inventory and Labor System ("RAILS"). This revolutionary new system was jointly developed between Roundy's and a major warehousing systems software vendor. RAILS is designed to provide all of the functionality utilized by the Milwaukee Division RWACS system on less costly "open architecture." Specific features include full function inventory control, including warehouse labor, through forklift-mounted radio frequency devices. RAILS is designed to improve warehouse product turns, reduce warehouse expenses and provide more immediate information on quantity and location of product in Roundy's warehouses. Shipping and load control subsystems and improved receiving functions were implemented. Development of critical labor management functions including selector, forklift and replenishment stocker employee performance are underway. Development of a variable weight subsystem for perishables is also under consideration for development in 1995. RAILS will be rolled out to additional Roundy's warehouses during the upcoming year.

Billing systems were also optimized in 1994. This improves the availability of selection labels to the warehouses, while enhancing complete order turnaround to stores.

In 1994, enhancements were made to provide the ability to pre-book merchandise selection, separate from regular orders. This will allow Roundy's retailers to customize the number of weeks presented on promotion and cost change related reports. Pay Less Supermarkets implemented Computer Assisted Ordering ("CAO") in 1994. CAO embraces the full use of store, host and wholesaler technology. Using point of sales item movement and perpetual inventory, the store computer generates a recommended order. Store personnel use a hand-held computer to review and adjust the order as needed. The order is then electronically transmitted to our Van Wert Division. In return, an electronic invoice from Van Wert updates the Pay Less accounting system and the store's inventory when the product is physically delivered. Product returns, overs and shorts, etc., are handled electronically, as well.

The benefits of CAO are many: improved shelf condition through reduction of out-of-stocks; more accurate orders;
better accounting control; up to 50% decrease in order writing time for reduced labor expense; and reduced inventory. Also important is the fact that inventory is distributed properly and placed on the selling floor - not left sitting in the back room.

The checks and balances of CAO improve data accuracy for all information systems, making it a "win-win" situation for both the retailer and the wholesaler.

Roundy's feels positive about the steps we've taken to adapt to, and meet head on, the changes in our industry. We're working to use change as a means to achieve a higher level of excellence in the years ahead. In 1995, we will continue in our efforts to build from the basics to grow the most efficient organization possible through an enhanced dedication to quality, a reaffirmed commitment to our customers and improved services.


Financial & Operational Review

During 1994, Roundy's took a major step forward in solidifying its future and strengthening its overall balance sheet. Recognizing the need to "re-engineer" the company, management and the Board of Directors strengthened Roundy's balance sheet through increasing the allowance for bad debts and closed facility reserve. It is the consensus of both management and the Board of Directors that the company needs to address this issue of "re-engineering" now, in order to ensure our future as a leading food wholesaler in the Midwest.

Improving the long-term debt to equity ratio of the company over the past several years has been a major objective of management. By placing emphasis on this objective, the desired result was finally achieved. The long-term debt to equity ratio was 1.72:1 in 1992, 1.31:1 in 1993 and .98:1 in
1994. The long-term debt to equity ratio of .98:1, less than 1.00:1, is a milestone for the company. This ratio is below one for the first time in over ten years. During 1994, Roundy's has been able to minimize its borrowings under its floating rate revolving credit agreement. The company has concentrated its borrowings in low, fixed rate monies and reduced floating rate debt, enabling us to reduce interest expense $2.7 million from 1993 and $3.6 million from 1992. Throughout 1994, the Federal Reserve was very active in raising short-term interest rates. However, as a result of our $45,000,000 refinancing at 6.94% in 1993, we were able to neutralize, to a great degree, major fluctuations in interest expense. Further, by centralizing our accounts payable function for all divisions and putting a major emphasis on controlling both inventory (average investment in inventory was 34% in 1994 versus 39% in 1993) and accounts and notes receivable, we were better able to manage daily cash requirements and reduce borrowings from our floating rate debt instrument.

Average daily borrowings declined $35.6 million in 1994 compared to 1993 and $2.6 million in 1993 compared to 1992.
The combination of the decline in average borrowings, as noted above, and the 1993 debt refinancing are the two main reasons for our lower interest expense in 1994 versus 1993 and 1992. The average cost of funded debt in 1994 was 7.8% compared to 7.9% in 1993 and 8.6% in 1992.

Outlined to the right is our capital structure for fiscal
1994 compared to 1993. It should be noted that even with management's decision to significantly increase its balance sheet reserves, Roundy's still achieved a $4.3 million increase in stockholders' equity compared to a $7.5 million increase in 1993 and $7.7 million increase in 1992.

It is important to note that the Table reflects the fact that equity now represents over 50.6% of Roundy's total capital compared to 43.2% for 1993 and 36.7% in 1992.

As mentioned, management focused on (1) strengthening the company's 1994 balance sheet through increasing certain reserves (2) improving cash flow and (3) reinvesting in facilities, fleet and warehouse equipment which will provide operational efficiencies and immediate financial savings.
In 1994, Roundy's spent $22.3 million on capital additions, including new fleet, corporate store remodels and new equipment in operating divisions. This was $9.0 million greater than 1993 and $7.0 million more than 1992. The $22.3 million in capital expenditures in 1994 was the largest one year capital expenditure ever made by Roundy's, other than the purchase of another company. The company's 1995 planned capital expenditure budget exceeding $21 million, is also significant. It is management's strong belief that this level of capital expenditures is necessary for us to keep our facilities and equipment modern and working efficiently and in turn, continue to keep operating costs at the lowest possible level. Approximately $6.6 million of the 1995 budget will be directed toward transportation equipment, $5.4 million for the Milwaukee Division which includes enhancements for the "Target Marketing" program and $4.0 will be directed toward retail store enhancements.

Management continues to monitor and control its current ratio. The objective is to reduce working capital invested in the business but maintain the level necessary to meet debt covenant requirements. The company's current ratio was 1.43:1, at December 31, 1994, 1.64:1, at January 1, 1994 and
1.70:1, at January 2, 1993. The declining trend in the ratio is intentional and based on management's desire to control the investment in inventory and notes and accounts receivable. Average inventory turns have steadily improved in the past few years. These inventory turns were 14.4 in 1994, 14.1 in 1993 and 13.8 in 1992. Current notes and accounts receivable declined $2.5 million in 1994 compared to 1993 but were $2.1 million greater than 1992. Our intention is to continue to reduce these assets where practicable. Also, with the implementation of our new automated purchasing system and the centralization of the accounts payable function, we have been able to standardize payment terms for all Roundy's divisions and explore opportunities for extended terms.

Book value per share increased to $77.40 or 8.0% in 1994 compared to a 10.1% increase in 1993 and a 10.8% increase in 1992. The 1994 increase in book value was less than the 10% increase required for a patronage dividend payment. As previously noted, management and the Board of Directors decided that 1994 was the year to "re-engineer" the company and enhance its reserves. The industry has been changing and all our major competitors have taken significant restructuring charges directed at enhancing their future operations and making them even more competitive. It should be noted that during the three year period ending December 31, 1994, stockholders' equity increased to $19.5 million or 27.5%.

RESULTS OF OPERATIONS

Net sales and service fees declined .8% in 1994 compared to 1993 and 1.2% compared to 1992. The $18.7 million decline from 1993 can be primarily attributed to the sale of Roundy's dairy and ice cream operations in the Fall of 1993. Wholesale sales increased $27.7 million or 1.2% over 1993 and $33.2 million or 1.4% over 1992. Management has been very aggressive in soliciting both new customers and improving concentration with existing customers. A major factor contributing to the increase in wholesale sales has been due to the success of the "Advantage Plus" program which was implemented in several divisions. "Advantage Plus" is an electronic marketing program which offers the customer product savings at the store level. Management has directed funds in the 1995 capital expenditure budget to take this program to the next level. Enhancements include adding "target marketing" capabilities and satellite technology so the program can be expanded throughout Roundy's entire service territory.

In the past few years the industry has undergone a major change in its approach to generating revenues. With continued pressure, both from competitors and manufacturers, gross profit margins as a percentage of net sales and service fees have remained constant or declined. With such industry initiatives as Efficient Consumer Response ("ECR") and manufacturer category funding, the trend of lower gross profit margins will continue in the future. Our goal is to continue to seek ways to reduce costs to offset the loss in margins and to find alternative sources of revenue. Roundy's 1994 and 1993 gross profit margins were 9.4% compared to 9.6% in 1992.

Operating and administrative expenses increased in 1994 to 8.7% from 8.3% in 1993 and 8.5% in 1992. In 1994, management increased its allowance for bad debts and closed facility reserve, substantially all of which was charged in the fourth quarter. When you make 1994 Operating and Administrative expenses comparable to 1993 and 1992 by adjusting for the increases to these reserves, 1994's adjusted ratio becomes 8.3%.

A second major factor affecting Operating and Administrative expenses was the cost of implementing a computerized buying system in all divisions. The cost of this project exceeded $1 million in 1994. This buying system allows all divisions to exchange data on buying opportunities and pricing thereby providing them with the ability to secure lower cost of goods for our customers. Management has recognized that it is becoming more difficult to take costs out of the "system" without further automation, both in the warehouse and at the point of interface with the manufacturer. Accordingly, efforts have been made to work with selected manufacturers to develop and implement an ECR initiative at Roundy's. The opportunities for future savings are believed to be significant. Additionally, a major effort has been taken to develop a satellite communications system which will enable the company to enhance communication abilities with customers throughout Roundy's entire service territory.
This network communications system is required for the target marketing program. Management believes such a system will position the company for significant future revenue generation and cost savings opportunities for both Roundy's and its customers.

The effective income tax rate was 40.7% for 1994, 40.5% for 1993, and 41.3% for 1992. The company continues to try to minimize income taxes in accordance with Federal and state income tax regulations.

Net earnings in 1994 were .27% of net sales and service fees. This compares to .32% in 1993 and .30% in 1992. The main reason for the decline in net earnings was the increase in its allowance for bad debts and closed facility reserve. As a result of strong competitive pressures in the company's Eastern service territory, management re-evaluated its customer base and elected to take a strong position against continuing to invest in marginal customers. It is the firm belief of management that we need to re-engineer our method of servicing our customers, thereby solidifying the long-term future of the company. By increasing these reserves in 1994, it is projected that the earnings in 1995 and thereafter will provide sufficient funds to undertake additional re-engineering of the company in order to remain competitive and ensure the future of the company.

Capital Structure (in millions)           1994               1993
-------------------------------------------------------------------------
Long-term debt                          $188.0  49.3%   $111.7  56.1%
Capitalized lease obligations              0.2   0.1       1.3   0.7
-------------------------------------------------------------------------
Total long-term debt                      88.2  49.4     113.0  56.8
Stockholders' equity                      90.4  50.6      86.1  43.2
-------------------------------------------------------------------------
Total capital                           $178.6 100.0%   $199.1 100.0%

Independent auditors' report

To the Stockholders & Directors of Roundy's, Inc.

We have audited the accompanying consolidated balance sheets of Roundy's, Inc. and its subsidiaries as of December 31, 1994 and January 1, 1994 and the related statements of consolidated earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at December 31, 1994 and January
1, 1994 and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 9 to the financial statements, the companies changed their method of accounting for income taxes effective December 29, 1991, to conform with Statement of Financial Accounting Standards No. 109.

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
February 24, 1995

STATEMENTS of consolidated earnings
For the years ended December 31, 1994, January 1, 1994 and
January 2, 1993
                                      1994           1993            1992
Revenues:                        -------------- -------------- --------------
   Net sales and service fees    $2,461,509,600 $2,480,254,200 $2,491,292,900
   Other-net                          3,892,300      6,526,600      3,290,100
                                 -------------- -------------- --------------
                                  2,465,401,900  2,486,780,800  2,494,583,000
                                 -------------- -------------- --------------
Costs and Expenses:
   Cost of sales                  2,230,645,500  2,248,336,000  2,252,976,400
   Operating and administrative     214,221,900    206,253,600    211,949,500
   Interest                           9,479,300     12,138,100     13,128,900
                                 -------------- -------------- --------------
                                  2,454,346,700  2,466,727,700  2,478,054,800
                                 -------------- -------------- --------------
Earnings Before Patronage Dividends  11,055,200     20,053,100     16,528,200

Patronage Dividends                                  5,300,700      5,134,700
                                 -------------- -------------- --------------
Earnings Before Income Taxes         11,055,200     14,752,400     11,393,500
                                 -------------- -------------- --------------
Provision (Credit) for Income Taxes:
   Current-Federal                    7,863,700      5,797,000      4,521,500
          -State                      2,290,100      1,740,200      1,237,000
          -Jobs and other tax credits  (448,700)      (485,500)      (452,100)
   Deferred                          (5,204,000)    (1,078,000)      (606,000)
                                 -------------- -------------- --------------
                                      4,501,100      5,973,700      4,700,400
                                 -------------- -------------- --------------
Earnings Before Extraordinary Items
   and Cumulative Effect of
   Accounting Change                  6,554,100      8,778,700      6,693,100

Extraordinary Loss on Early
   Extinguishment of Long-Term
   Debt (Net of Income Tax
   Benefit of $511,000)                               (751,000)

Cumulative Effect of Accounting
   Change                                                             660,000
                                 -------------- -------------- --------------
Net Earnings                     $    6,554,100 $    8,027,700 $    7,353,100
                                 ============== ============== ==============

See notes to consolidated financial statements.

CONSOLIDATED balance sheets As of December 31, 1994 and
January 1, 1994
                                            1994                1993
                                        ------------       ------------
Assets
Current Assets:
   Cash and cash equivalents            $ 40,268,800       $ 25,845,600
   Notes and accounts receivable,
      less allowance for losses,
      $11,000,400 and $8,766,500,
      respectively                        95,105,500         99,826,500
   Merchandise inventories               157,195,700        153,169,500
   Prepaid expenses                        5,774,200          6,956,800
   Future income tax benefits              5,691,800          4,281,800
                                        ------------       ------------
        Total current assets             304,036,000        290,080,200
                                        ------------       ------------
Other Assets:
   Notes receivable                       14,631,300         14,894,700
   Other real estate                       6,584,200          7,343,000
   Deferred expenses and other             7,066,200          7,885,100
   Deferred income tax benefit             3,060,000
                                        ------------       ------------
        Total other assets                31,341,700         30,122,800
                                        ------------       ------------
Property and Equipment:
   Land                                    5,883,000          5,100,600
   Buildings                              43,934,300         39,668,000
   Equipment                              82,413,000         71,508,900
   Capitalized equipment leases            1,550,000          2,300,000
   Leasehold improvements                 13,429,100         11,939,300
                                        ------------       ------------
                                         147,209,400        130,516,800
   Less accumulated depreciation
      and amortization:
        Owned                             76,561,200         68,721,000
        Leased                             1,373,700          1,906,700
                                        ------------       ------------
        Property and equipment-net        69,274,500         59,889,100
                                        ------------       ------------
                                        $404,652,200       $380,092,100
                                        ============       ============
See notes to consolidated financial statements.

                                            1994                1993
                                        ------------       ------------
Liabilities and Stockholders' Equity

Current Liabilities:
   Notes payable                        $                  $    139,600
   Current maturities of long-term debt    5,678,600          8,920,700
   Accounts payable                      166,024,700        130,187,600
   Accrued expenses                       36,036,000         36,778,500
   Income taxes                            4,483,200            410,900
                                        ------------       ------------
        Total current liabilities        212,222,500        176,437,300

Long-Term Debt, Less Current Maturities   88,226,700        113,044,700

Deferred Income Taxes                                           600,000

Other Liabilities                         13,784,300          3,944,000
                                        ------------       ------------
         Total liabilities               314,233,500        294,026,000
                                        ------------       ------------

Commitments and Contingencies  (Note 10)



Stockholders' Equity:
   Common stock:
     Voting (Class A)                         17,500             19,400
     Non-voting (Class B)                  1,443,000          1,425,400
                                        ------------       ------------
        Total common stock                 1,460,500          1,444,800
   Amount related to recording
      minimum pension liability             (112,700)          (308,700)
   Patronage dividends payable
      in common stock                                         3,263,000
   Additional paid-in capital             23,159,700         20,388,900
   Reinvested earnings                    65,911,200         61,278,100
                                        ------------       ------------
        Total stockholders' equity        90,418,700         86,066,100
                                        ------------       ------------
                                        $404,652,200       $380,092,100
                                        ============       ============

STATEMENTS of consolidated stockholders' equity
For the years ended December 31, 1994, January 1, 1994 and
January 2, 1993

                                       Common Stock                  Patronage
                              ---------------------------------------Dividends     Additional
                                  Class A          Class B           Payable in      Paid-in   Reinvested
                              Shares  Amount   Shares     Amount    Common Stock    Capital     Earnings
                              -----------------------------------------------------------------------------
Balance, December 28, 1991     16,000  $20,000 1,153,484 $1,441,900  $ 2,212,000  $14,740,800  $52,501,900
   Net earnings                                                                                  7,353,100
   Common stock issued          1,200    1,500    52,184     65,200   (2,212,000)   3,029,300
   Common stock purchased      (1,100)  (1,400)  (64,110)   (80,100)                 (903,100)  (2,806,200)
   Patronage dividends payable
      in common stock                                                  3,210,000
                              -----------------------------------------------------------------------------
Balance, January 2, 1993       16,100   20,100 1,141,558  1,427,000    3,210,000   16,867,000   57,048,800
   Net earnings                                                                                  8,027,700
   Common stock issued            700      900    82,193    102,700   (3,210,000)   5,058,100
   Common stock purchased      (1,300)  (1,600)  (83,449)  (104,300)               (1,536,200)  (3,798,400)
   Patronage dividends payable
      in common stock                                                  3,263,000
                              -----------------------------------------------------------------------------
Balance, January 1, 1994       15,500   19,400 1,140,302  1,425,400    3,263,000   20,388,900   61,278,100
   Net earnings                                                                                  6,554,100
   Common stock issued            700      900    52,138     65,200   (3,263,000)   3,516,200
   Common stock purchased      (2,200)  (2,800)  (38,077)   (47,600)                 (745,400)  (1,921,000)
                              -----------------------------------------------------------------------------
Balance, December 31, 1994     14,000  $17,500 1,154,363 $1,443,000  $         0  $23,159,700  $65,911,200
                              =============================================================================

See notes to consolidated financial statements.

STATEMENTS of consolidated cash flows
For the years ended December 31, 1994, January 1, 1994 and
January 2, 1993
                                     1994          1993          1992
                                 ------------   ------------  -------------
Cash Flows From Operating

 Activities:
   Net earnings                  $  6,554,100   $  8,027,700  $   7,353,100
   Adjustments to reconcile
     net earnings to net
     cash flows provided by
     operating activities:
     Depreciation and
       amortization                12,756,500     12,913,200     13,350,100
     Extraordinary loss on
       early extinguishment
       of debt                                       751,000
     Cumulative effect of
       accounting change                                           (660,000)
     Allowance for losses           9,166,600      6,738,600      5,772,900
     Gain on sale of property
       and equipment and other
       productive assets           (1,087,700)    (3,680,300)    (1,105,700)
     Increase in closed
       facility reserve             8,000,000      1,000,000        500,000
     Patronage dividends payable
       in common stock                             3,263,000      3,210,000
   (Increase) decrease in operating
     assets, net of the effects
     of disposition:
     Accounts receivable           (5,012,600)   (13,819,500)    (3,462,100)
     Merchandise inventories       (4,026,200)    11,038,700     (2,273,400)
     Prepaid expenses               1,182,600     (2,105,000)      (219,900)
     Future income tax benefits    (1,410,000)       295,000     (1,218,000)
     Other real estate                758,800       (802,300)       245,200
     Deferred expenses and
       other assets                   323,300        (27,700)      (330,700)
     Deferred income tax benefit   (3,060,000)
   Increase (decrease) in operating
     liabilities, net of the
     effects of disposition:
     Accounts payable              35,837,100      7,715,000     (4,432,700)
     Accrued expenses              (1,582,700)      (227,100)    (2,393,000)
     Income taxes                   4,072,300       (724,400)       (16,700)
     Deferred income taxes           (734,000)    (1,373,000)       232,000
     Other liabilities              3,015,300        796,200        757,800
                                 ------------   ------------  -------------
   Net cash flows provided by
     operating activities          64,753,400     29,779,100     15,308,900
                                 ------------   ------------  -------------
Cash Flows From Investing Activities:
   Capital expenditures           (22,316,600)   (13,354,800)   (15,332,300)
   Proceeds from sale of
     property and equipment and
     other productive assets        1,753,200     11,017,900      3,096,800
   (Increase) decrease in notes
     receivable                       830,400      4,602,500     (3,976,500)

                                 ------------   ------------  -------------
   Net cash flows (used in)
     provided by investing
     activities                   (19,733,000)     2,265,600    (16,212,000)
                                 ------------   ------------   ------------
Cash Flows From Financing Activities:
   Proceeds from long-term
     borrowings                                   45,000,000     48,000,000
   Principal payments and
     defeasance of long-term
     debt                         (24,818,000)   (68,637,400)   (51,862,400)
   Increase (decrease) in notes
     payable and current
     maturities of long-term debt  (3,381,700)     1,015,100        909,200
   Proceeds from sale of common
     stock                            319,300      1,951,700        884,000
   Common stock purchased          (2,716,800)    (5,440,500)    (3,790,800)
                                 ------------   ------------   ------------
   Net cash flows (used in)
     financing activities         (30,597,200)   (26,111,100)    (5,860,000)
                                 ------------   ------------   ------------
Net Increase (Decrease) in Cash
  and Cash Equivalents             14,423,200      5,933,600     (6,763,100)
Cash And Cash Equivalents,
  Beginning Of Year                25,845,600     19,912,000     26,675,100
                                 ------------   ------------   ------------
Cash And Cash Equivalents,
  End Of Year                    $ 40,268,800   $ 25,845,600   $ 19,912,000
                                 ============   ============   ============
Cash Paid During The Year For:
   Interest                      $  9,775,300   $ 13,100,200   $ 14,482,100
   Income Taxes                     5,163,300      7,805,700      5,703,300
See notes to consolidated financial statements.

NOTES to consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   Description of business--The company is primarily engaged in the distribution of food products and related non-food items through retail supermarkets, many of which are owned by stockholder-customers or the company.

   Fiscal year--The company's fiscal year is the 52 or 53 week period ending the Saturday nearest to December 31. The years ended December 31, 1994 and January 1, 1994 included 52 weeks. The year ended January 2, 1993 included 53 weeks.

   Consolidation practice--The financial statements include the accounts of the company and its subsidiaries. Significant intercompany balances and transactions are eliminated.

   Cash and cash equivalents--The company considers all highly liquid investments, with maturities of three months or less when acquired, to be cash equivalents.

   Inventories--Inventories are recorded at the lower of cost, on the first-in, first-out method, or market.

   Depreciation--Depreciation and amortization of property and equipment are computed primarily on the straight-line method over their estimated useful lives, which are generally thirty-one years for buildings, three to ten years for equipment and five to twenty years for leasehold improvements. Equipment under capitalized leases are amortized over the terms of the respective leases.

   Closed facility costs--When a facility is closed the remaining investment, net of expected salvage value, is expensed. For properties under lease agreements, the present value of any remaining future liability under the lease, net of expected sublease recovery, is also expensed. The amounts charged to operations for the present value of these remaining future liabilities were $8,000,000, $1,000,000 and $500,000 in
   1994, 1993 and 1992, respectively.

   Income Taxes--Prior to 1992, the company provided deferred income taxes in accordance with Statement of Financial Accounting Standards No. 96. Effective December 29, 1991, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

2. DISPOSITION
   On August 28, 1993, the company completed the sale of its dairy and ice cream operations. The sale price of $14,976,500 consisted of cash of $9,649,600 and liabilities assumed by the purchaser of $5,326,900. The sale resulted in a pretax gain of $3,254,100 which is included in other revenues in the 1993 Statement of Consolidated Earnings.

3. PATRONAGE DIVIDENDS
   The company's By-Laws require that for each of the last three fiscal years, to the extent permitted by the Internal Revenue Code, patronage dividends are to be paid out of earnings from business transacted with stockholder-customers in an amount which will reduce the net earnings of the company to an amount which will result in a 10% increase in the book value of its common stock. The dividends are payable at least 20% in cash and the remainder in Class B common stock. Dividends for the years ended January 1, 1994 and January 2, 1993 were payable 30% in cash. There were no patronage dividends for the year ended December 31, 1994 because the company did not meet the requirement to increase the book value of its common stock by 10%.

4. NOTES RECEIVABLE
   The company extends long-term credit to certain independent retailers it serves to be used primarily for store expansion or improvements. Loans to independent retailers are primarily collateralized by the retailer's inventory and equipment. Interest rates are generally in excess of the prime rate and terms of the notes are up to 10 years. Included in current notes and accounts receivable are amounts due within one year totalling $7,569,700 and $9,661,400 at December 31, 1994 and January 1, 1994,
   respectively. Long-term notes receivable at December 31, 1994 and January 1, 1994 are net of an allowance for losses of $916,000 and $1,483,000, respectively.

5. LONG-TERM DEBT

   Long-term debt, exclusive of current maturities, consists of the following at the respective year-ends:
                                                  1994         1993
                                              ------------  ------------
   Senior unsecured notes payable:
      10.31%, due 1996 to 1999                $  6,000,000  $ 15,250,000
      9.26%, due 1996 to 2001                   15,000,000    17,500,000
      7.57% to 8.26%, due 1996 to 2008          21,600,000    22,300,000
      6.94%, due 1997 to 2003                   45,000,000    45,000,000
   Notes payable under revolving
      credit agreements                                       10,000,000
   Other long-term debt                            391,800     1,683,900
   Obligations under capitalized leases            234,900     1,310,800
                                              ------------  ------------
   Total                                      $ 88,226,700  $113,044,700
                                              ============  ============

   At December 31, 1994, $70,000,000 was available to the company under its revolving credit agreements. The loan agreements include, among other provisions, minimum working capital and net worth requirements and limit stock repurchases and total debt outstanding.

   In December 1993, the company completed a private placement of $45,000,000 of 6.94% Senior Unsecured Notes. Proceeds were used to prepay $25,000,000 of 11.26% outstanding Senior Unsecured Notes and to reduce notes payable under revolving credit agreements. Proceeds used to prepay the 11.26% Senior Unsecured Notes were placed in an irrevocable trust and, as a result, this debt was considered to be defeased and the liability was removed from the consolidated financial statements. The extraordinary loss on the early extinguishment of the 11.26% Senior Unsecured Notes totalled $1,262,000, before applicable income tax benefit of $511,000.

   Repayment of principal on long-term debt outstanding, excluding obligations under capitalized leases (see Note
   10), is as follows:

   1995                                       5,470,900
   1996                                       4,723,100
   1997                                      11,654,100
   1998                                      11,656,800
   1999                                      11,659,700
   Thereafter                                48,298,100

6. FAIR VALUE OF FINANCIAL INSTRUMENTS
   The company's financial instruments, as defined in Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," consist primarily of accounts and notes receivable, accounts payable, notes payable and long-term debt. The carrying amounts for accounts and notes receivable, accounts payable and notes payable approximate their fair values. Based on the borrowing rates currently available to the company for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities, was approximately $91,240,000 and $126,700,000 as of December 31, 1994 and January 1, 1994, respectively.

NOTES to consolidated financial statements  continued

7. COMMON STOCK
   The authorized capital stock of the company is 60,000 shares of Class A common stock and 2,400,000 shares of Class B common stock, each with a par value of $1.25 a share.
   Inactive customers are required to exchange Class A voting stock held for Class B non-voting stock.

   The issuance and redemption of common stock is based on the book value thereof as of the preceding year-end. The year-end book value was $77.40, $71.65 and $65.10 for 1994, 1993 and 1992, respectively. The company is obligated, upon request, to repurchase common stock held by inactive customers or employees. The amount available for such repurchases in any year is subject to limitations under certain loan agreements.

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

   Option and SAR transactions are as follows:

                                          Options    SARs       Price
                                          --------  ------  -------------
     Outstanding, December 28, 1991         30,000  10,000         $53.75
        Granted                             15,000   5,000          58.75
                                          --------  ------  -------------
     Outstanding, January 2, 1993           45,000  15,000    53.10-58.75
        Granted                             15,000   5,000          65.10
        Exercised                          (15,333)           53.10-65.10
        Cancelled                           (1,500) (1,500)   53.10-65.10
                                          --------  -------  -------------
     Outstanding, January 1, 1994           43,167  18,500    53.10-65.10
        Exercised                           (3,667)           58.75-65.10
                                          --------  ------- -------------
     Outstanding, December 31, 1994         39,500  18,500  $53.10-$65.10
                                          ========  ======= =============
     Available for grant after
        December 31, 1994                   16,500   6,500
                                          ========  =======

   Options granted become exercisable based on the vesting rate which ranges from 20% at the date of grant to 100% eight years from the date of grant. As of December 31, 1994, options were exercisable for 26,566 shares at $53.10-$65.10 per share.

   SAR holders are entitled, upon exercise of a SAR, to receive cash in an amount equal to the excess of the book value per share of the company's common stock as of the last day of the company's fiscal year immediately preceding the date the SAR is exercised over the base price of the SAR. SARs granted become exercisable based on the vesting rate which ranges from 20% on the last day of the fiscal year of the grant to 100% eight years from the last day of the fiscal year of the grant. Compensation expense was not material in 1994, 1993 and 1992. As of December 31, 1994, 7,800 SARs
   were exercisable at $53.10-$65.10 per SAR.

   In the event of a change in control of the company, all options and SARs previously granted and not exercised, become exercisable.

8. EMPLOYEE BENEFIT PLANS

   Substantially all non-union employees of the company and employees of its subsidiaries are covered by defined benefit pension plans. Benefits are based on either years of service and the employee's highest compensation during five of the most recent ten years of employment or on stated amounts for each year of service. The company intends to annually contribute only the minimum contributions required by applicable regulations.

   The following sets forth the funded status of the plans at December 31, 1994 and January 1, 1994:



                                    1994                  1993
                              Assets    Accumulated   Assets   Accumulated
                              Exceed      Benefits    Exceed     Benefits
                            Accumulated   Exceed    Accumulated   Exceed
                             Benefits     Assets     Benefits     Assets
                           -----------  ----------  ----------- ------------
Actuarial present value of:
  Vested benefit
     obligation            $18,742,100  $2,816,400  $18,843,000 $ 3,234,100
                           ===========  ==========  =========== ===========
  Accumulated benefit
    obligation             $20,704,000  $2,994,100  $21,103,200 $ 3,425,600
                           ===========  ==========  =========== ===========
  Projected benefit
    obligation             $24,009,500  $2,994,100  $25,118,300 $ 3,425,600
Plan assets (primarily
    listed stocks and
    bonds) at market value  24,006,500   2,119,400   25,688,200   1,978,300
                           -----------  ----------  ----------- -----------
Projected benefit obligation
  (in excess of) or less
  than plan assets              (3,000)   (874,700)     569,900  (1,447,300)
Unrecognized net (gain)
  or loss                     (945,200)    189,700     (688,100)    519,700
Prior service cost not yet
  recognized in net periodic
  pension cost                 395,600      68,300      595,700      73,100
Unrecognized net asset      (1,243,500)              (1,404,300)
Adjustment required to
  recognize minimum
  liability                               (257,900)                 (592,800)
                           -----------  ----------  -----------  -----------
Accrued pension cost       $(1,796,100) $ (874,600) $  (926,800) $(1,447,300)
                           ===========  ==========  ===========  ===========


   The assumptions used in the accounting were as follows:

                                                   1994    1993     1992
                                                 -------  ------   ------
   Discount rate                                   8.25%   7.50%    9.50%
   Rate of increase in compensation levels         4.00%   4.00%    5.00%
   Expected long-term rate of return of assets     9.00%   9.00%    9.50%

   The changes in actuarial assumptions in 1994 resulted in a $3,218,000 decrease in the projected benefit obligation in 1994, and is expected to result in an insignificant decrease in the 1995 pension expense. In accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the company has recorded a minimum liability of which $112,700 and $308,700, net of income taxes, is reflected as a reduction of stockholders' equity in 1994 and 1993, respectively.

   Net pension cost for the foregoing defined benefit plans includes the following components:

                                            1994       1993        1992
                                         ----------  ----------  ----------

    Service cost-benefits earned
      during the year                    $1,756,800  $1,314,800  $1,263,200
   Interest on projected benefit
      obligation                          2,020,600   1,881,000   1,658,900
   Actual (return) on plan assets         1,013,200  (2,251,200) (2,007,400)
   Net amortization and deferral         (3,625,300)   (247,500)   (321,200)
                                         ----------  ----------  ----------
   Net pension cost                      $1,165,300  $  697,100  $  593,500
                                         ==========  ==========  ==========


   The company and its subsidiaries also participate in various multi-employer plans which provide defined benefits to employees under collective bargaining agreements. Amounts charged to pension expense for such plans were $3,705,300, $3,437,500 and $3,500,400 in 1994, 1993 and 1992,
   respectively. Also, the company has a defined contribution plan covering substantially all salaried and hourly employees not covered by a collective bargaining agreement. Total expense for the plan amounted to $507,500, $513,700 and $508,200 in 1994, 1993 and 1992, respectively.

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

NOTES to consolidated financial statements continued

9. INCOME TAXES
   Effective December 29, 1991, the company adopted Statement of Financial Standards No. 109, "Accounting for Income
   Taxes." The company elected to reflect the effect of this accounting principle change as a cumulative effect adjustment as of December 29, 1991.

   Federal income tax at the statutory rates of 35% in 1994 and
   1993 and 34% in 1992 and income tax expense as reported, are reconciled as follows:
                                              1994       1993      1992
                                           ---------- ---------- ----------
   Federal income tax at statutory rates   $3,869,300 $5,163,300 $3,873,800
   State income taxes, net of federal
      tax benefits                            720,000  1,131,100    816,400
   Jobs and other tax credits                (448,700)  (485,500)  (452,100)
   Other-net                                  360,500    164,800    462,300
                                           ---------- ---------- ----------
   Income tax expense                      $4,501,100 $5,973,700 $4,700,400
                                           ========== ========== ==========


   The approximate tax effects of temporary differences at December 31, 1994 and January 1, 1994 are as follows:

                                       1994                                  1993
                         -----------------------------------------------------------------------
                           Assets    Liabilities     Total      Assets    Liabilities     Total
                         ----------- -----------  -----------  ---------- ----------- -----------
Allowance for doubtful
   accounts              $ 2,613,000              $2,613,000   $1,652,000              $1,652,000
Merchandise inventories              $  (817,200)   (817,200)             $  (466,200)   (466,200)
Employee benefits          2,580,000               2,580,000    2,296,000               2,296,000
Accrued expenses not
   currently deductible    1,316,000               1,316,000      799,000                 799,000
Other                                                               1,000                   1,000
                         ----------- -----------  ----------   ---------- -----------  ----------
Current                    6,509,000    (817,200)  5,691,800    4,748,000    (466,200)  4,281,800
                         ----------- -----------  ----------   ---------- -----------  ----------
Allowance for doubtful
   accounts                  359,000                 359,000      582,000                 582,000
Depreciation and amortization         (2,865,000) (2,865,000)              (2,998,000) (2,998,000)
Employee benefits          2,883,000               2,883,000    1,745,000               1,745,000
Accrued expenses not
   currently deductible    2,676,000               2,676,000
Other                          7,000                   7,000       71,000                  71,000
                         ----------- -----------  ----------   ---------- ------------ ----------
Noncurrent                 5,925,000  (2,865,000)  3,060,000    2,398,000  (2,998,000)   (600,000)
                         ----------- -----------  ----------   ---------- ------------ ----------
Total                    $12,434,000 $(3,682,200) $8,751,800   $7,146,000 $(3,464,200) $3,681,800
                         =========== ===========  ==========   ========== ============ ==========

10. LEASE OBLIGATIONS AND CONTINGENT LIABILITIES
    Rental payments and related subleasing rentals under operating leases are as follows:

                             RENTAL PAYMENTS
                         -----------------------  SUBLEASING
                           MINIMUM   CONTINGENT    RENTALS
                         ----------- ----------- -----------
    1992                 $36,778,100  $  363,400 $18,590,300
    1993                  36,675,800     398,800  18,985,200
    1994                  36,268,800     448,300  22,329,500


    Contingent rentals may be paid under certain store leases on the basis of the store's sales in excess of stipulated amounts.

    Future minimum rental payments under long-term leases are as follows at December 31, 1994:

                                                OPERATING   CAPITALIZED
                                                 LEASES       LEASES
                                              ------------  ---------
    1995                                      $ 33,920,300   $247,600
    1996                                        29,169,700    180,800
    1997                                        25,811,800     76,000
    1998                                        24,636,400
    1999                                        23,827,700
    Thereafter                                 216,515,700
                                              ------------  ---------
    Total                                     $353,881,600    504,400
                                              ============
    Amount representing interest                               61,800
                                                            ---------
Present value of net minimum lease payments                   442,600
Current portion                                               207,700
                                                            ---------
Long-term portion                                            $234,900
                                                            =========


    Total minimum rentals to be received in the future under non-cancelable subleases as of December 31, 1994 are $285,161,000.

    The company has guaranteed customer and employee bank loans and customer leases amounting to $3,879,400 and $924,800, respectively, at December 31, 1994.

    The company is involved in various claims and litigation arising in the normal course of business. In the opinion of management, the ultimate resolution of these actions will not have a material effect on the company's financial position and results of operations.

11. EARNINGS PER SHARE
    Earnings per share are not presented because they are not deemed meaningful. See Notes 3 and 7 relating to patronage dividends and common stock repurchase requirements.

board of directors


John R. Dickson       Charles R. Bonson          Robert E. Bartels
CHAIRMAN & CEO        BONSON'S FOODS, INC.       MARTIN'S SUPER MARKETS, INC.
                      EAGLE RIVER, WI            SOUTH BEND, IN
Gerald F. Lestina
PRESIDENT & COO       Gary N. Gundlach           George C. Kaiser
                      PICK 'N SAVE - STOUGHTON   MILWAUKEE, WI
Robert D. Ranus       STOUGHTON, WI
VICE PRESIDENT &                                 Brenton H. Rupple
CHIEF FINANCIAL       George E. Prescott         MILWAUKEE, WI
OFFICER               PRESCOTT'S
                      SUPERMARKETS, INC.
                      WEST BEND, WI




Elected corporate officers

John R. Dickson       David C. Busch             Michael J. Schmitt
CHAIRMAN & CEO        VICE PRESIDENT             VICE PRESIDENT-SALES
                      OF ADMINISTRATION          AND DEVELOPMENT
Gerald F. Lestina
PRESIDENT & COO       Edward G. Kitz             Marion H. Sullivan
                      VICE PRESIDENT,            VICE PRESIDENT OF
Robert D. Ranus       SECRETARY &                MARKETING
VICE PRESIDENT &      TREASURER
CHIEF FINANCIAL
OFFICER               Thomas A. Loggia
                      VICE PRESIDENT-
                      WHOLESALE

ADVISORY committee

Tom McAdams                     Dave Spiegelhoff
PICK 'N SAVE - MUKWANAGO        PICK 'N SAVE - BURLINGTON
1010 ROCHESTER STREET           1120 MILWAUKEE AVE.
MUKWANAGO, WI 53149             BURLINGTON, WI  53105

George Prescott                 Mark Stinebrink
PRESCOTT'S SUPERMARKETS, INC.   PICK 'N SAVE - LAKE GENEVA
1719 SOUTH MAIN STREET          100 EAST GENEVA SQUARE
WEST BEND, WI 53095             LAKE GENEVA, WI  53147

Dave Ruehlman                   John Stone
THE GRAND FOOD CENTER           PICK 'N SAVE - BARABOO
606 GREEN BAY RD.               615 HIGHWAY 136
WINNETKA, IL 60093              WEST BARABOO, WI  53913

Frank Serio                     Scott Sylla
PICK 'N SAVE - CUDAHY           ULTRA MART, INC.
5851 SOUTH PACKARD AVENUE       W173 N9170 ST. FRANCIS DRIVE
CUDAHY, WI 53110                MENOMONEE FALLS, WI 53051

                                Rick Walker
                                PICK 'N SAVE - EAU CLAIRE
                                2717 BIRCH STREET
                                P.O. BOX 1508
                                EAU CLAIRE, WI 54703

Trustees


Gerald F. Lestina               John A. McAdams
PRESIDENT & COO                 PICK 'N SAVE - OCONOMOWOC
                                OCONOMOWOC, WI

                                Duane G. Tate
                                PICK 'N SAVE - FRANKLIN
                                FRANKLIN, WI

                                David A. Ulrich
                                MEGA MARTS, INC.
                                OAK CREEK, WI

                                Robert R. Spitzer
                                PRESIDENT EMERITUS
                                MILWAUKEE SCHOOL OF ENGINEERING
                                MILWAUKEE, WI

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

3.      Roundy's General Merchandise Division
        400 WALTER ROAD, MAZOMANIE, WI 53560

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

6.      The Midland Grocery Company
        6500 SOUTH U.S. 421, WESTVILLE, IN 46391

7.      South Bend Perishable Division
        2107 WESTERN AVENUE, SOUTH BEND, IN 46619

8.      Midland Grocery of Michigan, Inc.
        1764 CRESTON STREET, MUSKEGON, MI 49443

9.      Spring Lake Merchandise, Inc.
        1200 N. WASHINGTON, VAN WERT, OH 45891

10.     Lima Division
        1100 PROSPERITY ROAD, LIMA, OH 45802

11.     Cardinal Foods, Inc.
        4700 FISHER ROAD, COLUMBUS, OH 43228