Form 10-K405, Exhibit 13
period 1995-12-30
ROUNDYS INC
filed 1996-03-28
CIK 314423

ROUNDY'S
1995
nineteen ninety-five
ANNUAL REPORT

In Memoriam

We will remember John R. Dickson, Roundy's former Chairman,
President and Chief Executive Officer, as a man of great integrity and leadership. Sadly, John Dickson, 65, passed away on December 2, 1995 after battling cancer for about a year.

The energy, dedication and perseverance that marked his leadership of the Company will continue to guide us as we move forward and build upon his accomplishments.

Mr. Dickson was born June 17, 1930 in Amsterdam, NY. He earned his degree from Ashland University in Ashland, Ohio in 1954. After graduation, Mr. Dickson joined the Loblaw Company in Buffalo, NY as a manager trainee. He rose through the ranks to buyer.

In the early 1960's, he worked for the Loblaw Company in the Pittsburgh area, and later moved to Cincinnati to work for Colonial Food, an Atlanta-based supermarket company. In the early 1970's, he worked for Shoprite Foods, and was later named executive vice-president. In 1976, Mr. Dickson joined Fox Grocery Company and eventually became vice-president and general manager of the Pittsburgh division, staying on for two years after Wetterau acquired the company.

In 1983, he moved to Wetterau headquarters and eventually headed the company's Food Distribution group's central region. Mr. Dickson took over the helm at Roundy's in 1986.

John will be missed by his many friends and colleagues.

John R. Dickson
1930-1995

Roundy's Vision Statement

VISION
Roundy's strives to become the premier retail support company throughout our regionby providing value driven goods and services and maintaining the ultimate in customer satisfaction.

WE ARE COMMITTED TO:
-Communicating openly and honestly with our customers, our
 associates and our vendors.
-The on-going success and growth of our customers.
-Creating an environment of opportunity and development for
 all associates.
-Working as a team to carry out business activities.


Selected Financial Data

($000 omitted except for per share data and ratios)

                       1995       1994        1993        1992        1991
                     ----------  ---------  ---------- ----------  ----------
Net sales and
 service fees        $2,488,196  $2,461,510 $2,480,254 $2,491,293  $2,534,418
Net earnings              9,022       6,554      8,028      7,353       6,813
Patronage dividends       5,129           0      5,301      5,135       3,305
Total assets            407,337     404,652    380,092    390,148     390,797
Long-term debt           78,850      88,227    113,045    135,420     139,283
Stockholders' equity(1) 100,033      90,419     86,066     78,573      70,917
Book value per share      85.15       77.40      71.65      65.10       58.75
Working capital          90,740      91,814    113,643    119,153     116,940
Current ratio            1.43:1      1.43:1     1.64:1     1.70:1      1.66:1
Earnings before
 patronage dividends
 as a percent of net
 sales and service fees    .81%        .45%       .81%       .66%        .58%

(1) includes redeemable common stock




Message to Our Stockholders

Every day of our lives we see them. We touch them and pass through them and work in them. Yet, we often fail to notice
them....their beauty.....their function. Neither do we try
to spend much time trying to understand or appreciate them.

Structures.

They make things possible - work, comfort, preservation, efficiency.

As a company grows and develops, its structure begins to take on a look of its own. Various "organizational" charts and maps are used to distinguish geographic territories, product categories, division of work responsibilities, and the contribution of various divisions, departments and individuals to the company's overall performance.

The "look" of Roundy's is a study of a changed structure.
Perhaps, a continuing metamorphosis.

Many things have acted together to affect the look of our company: historical events, the ambitions of our founders, the hard work of our employees, and the good fortunes of our customers. As well, adverse factors like declining margins, downturned economic conditions and the strategic moves of our competitors have negatively affected our look - at times forcing corrective action.

Make no mistake: the structure of Roundy's has been impressive - even awe-inspiring - through the years. To our competitors, "imposing" might be a better word.

But "looking" at a company.....and "examining" it.....yield
different results.

We believe that an annual report should be considered a "snapshot" and a historical document. It should also be considered a look into our future.

In examining Roundy's, you'll begin to understand the "why" of things as they exist now. You'll begin to see and appreciate the many things we've done this past year, and understand our plans for the future.

"Good people follow virtue, building on the small to obtain the great."
                    - Confucius

The Year in Review

- Sales increased $26.7 million, or 1.1 percent. A continued influx of alternative formats throughout Ohio and Indiana compelled us to tighten credit and, in some cases, discontinue business in order to strengthen our core business in those regions. This conscious effort adversely impacted our sales by approximately $25 million.

- Operating and administrative expenses, excluding depreciation and amortization, decreased $11.1 million, or
5.5 percent. As a percentage of sales, this ratio is the lowest it has been in 16 years.

- Interest expense decreased $1.6 million, or 16.4 percent.
Again, as a percentage of sales, this ratio is also the lowest it has been in 16 years.

- Earnings before patronage dividends increased $9.2 million to $20,250,500 -a company record.

- Net earnings increased $2.5 million to $9,022,100 - another company record.

- Long-term debt decreased $9.4 million, or 10.6 percent.
Our long-term debt of $78.9 million is the lowest in 12 years and our long-term debt to equity ratio of 0.79 to 1 is the lowest in 16 years.

- Stockholders' equity, including redeemable common stock, increased $9.6 million, or 10.6 percent.

The capital reinvestment we have made in our buildings, fleet and technology demonstrates our commitment to our long-term future. The following table illustrates our five-year trend on capital expenditures:

                      1995   $24,216,300
                      1994   $22,316,600
                      1993   $13,354,800
                      1992   $15,332,300
                      1991   $11,894,000

Nonetheless, each capital expenditure is carefully analyzed for its return on investment prior to implementation.

Most of us in this business have heard the phrase "declining margins" - and often. This past year was no exception. We saw several major manufacturers reduce their promotional allowances. Also, alternative formats continued to expand within our markets.

It has become an increasing challenge to hold the line on profitability while positioning the company for the future.
To meet this challenge, Roundy's has formed a long-term strategic plan, which you'll read about later.

Improving efficiency and reducing costs was the main focus of our attention throughout 1995. In addition to closing our flight department, we also reduced full-time equivalent staff over the past three years. Last year in particular, administrative consolidations contributed to the decrease. We went from 4,263 full-time equivalents in 1993 to 4,166 in 1994, and finally to 4,088 at the end of 1995. This trend will continue in 1996.

During the course of the year, we began to merge much of the Columbus staff into our Lima Division. This process will be completed in 1996. We also began to merge our South Bend administrative staff as well as a part of our Muskegon staff into our Westville Division. This also will be completed at the end of 1996.


"Good people distinguish things in terms of categories and groups."
                        - Confucius

Developments

In December of 1995, we completed work on a wide area communications network that links our retail customers to our corporate local area network. Hughes Network System helped us complete installation of this wide area satellite network. This network represents a fundamental building block for our company's future.

Our new target marketing program, Advantage Rewards, was the first project to utilize the new network in Wisconsin which started on Super Bowl Sunday. Plans are underway to expand the program, first to non-Pick 'n Save stores in Wisconsin. An out-of-state pilot location will begin later in 1996.

We introduced 265 new Roundy's label grocery, frozen foods and dairy items during this past year, contributing toward eight years of consistent double-digit growth.

Five new state-of-the-art stores were completed and opened by our customers during this past year. The Pay Less organization opened two new stores in Anderson and West LaFayette, Indiana. Both stores are over 82,000 square feet in size and are complete with leading-edge food courts and perishable departments.

The Buehler organization added a new 41,000 square foot store in Evansville, Indiana. The new store, designed to emphasize its perishables and customer service departments, had a line of customers extending one city block long on its opening day.

The Kennedy family, owners of Polly's, transformed a department store into a beautiful new store featuring a state-of-the-art perishable department and a strong discount grocery department.

Mega Marts constructed a 112,000 square foot store in Oak
Creek, Wisconsin. The rendering of this new store provides second-to-none variety and powerful merchandising concepts, as well as a number of leased departments including an optical department.

We welcome the CeeBee's organization to the Roundy's family.
In addition to remodeling and reopening an existing store in Chicago Heights, Illinois, they bring six existing stores to be serviced by our Westville Division.

Millions of dollars were invested in capital improvements throughout our entire region this past year. These major expansions and remodels gave our customers the ability to maintain or increase their respective market shares.

"Good people order and arrange."
                    - Confucius

Improvements

Our Efficient Consumer Response (ECR) initiative is simplifying and improving the way we conduct business, and we are committed to it.

ECR's basic building block is the Electronic Data
Interchange (EDI), which is the electronic transmission of business documents. The goal of EDI is to save time, reduce paperwork, reduce human error and streamline business operations.

Roundy's began the EDI process with selected manufacturers less than a year ago. Today, approximately 75 percent of our purchase order volume is now being sent via EDI to our vendors. By the end of 1996, we expect to increase this to over 90 percent.

In addition to sending purchase orders, we are also receiving invoices that match electronically with our accounts payable system, called PROMPT. An electronic match via EDI with PROMPT reduces errors as well as paperwork.

Our Continuous Replenishment Program (CRP), another element of ECR, allows manufacturers to review our warehouse withdrawal history and make recommendations on purchase order quantities. This system frees up valuable time that could be spent on other projects. We are currently testing
CRP with several manufacturers; plans to proceed will be based on those test results.

Roundy's also has the ability to receive Advanced Ship
Notices (ASN). This system alerts our buyers and warehouses as to what has been shipped from manufacturers. Currently we have ten vendors sending us ASN information.

Another aspect of ECR is Category Management (CM). The overall strategy of CM is to successfully implement a review of selected categories at the Milwaukee and Mazomanie divisions and produce a process which can be applied at all of Roundy's divisions, retailers and categories.

"When they do things, good people plan first."
                    - Confucius

The Future

To simply establish goals and performance levels for the company without a plan is to set ourselves up for failure. To properly aim at the future requires an exhaustive, honest assessment of our place in the world, our competitors' ambitions, our strengths - and our weaknesses.
We have done that, and in many ways it has opened our eyes. In examining everything, we were able to develop a strategic plan whose objectives are ambitious, yet based in the real world.

The structure of Roundy's of recent years has been impressive, dominant and profitable. But in proceeding with this planning process it became clear that positioning the company for future success would require major changes in structure. No longer could we simply afford to react to market conditions and competitive weaknesses. We would have to move proactively and aggressively.

The strategic plan that followed this assessment will take the company forward to the year 2000 in a series of steps.
Key areas addressed include sales, cost improvements, systems, human resources and communications.

It is important to note that the plan is fluid - changeable if uncontrollable events occur. It is dynamic - containing many inter-related efforts and objectives. And, it is comprehensive - inclusive of every associate and customer, and every aspect of the company's operations.

Establishing this plan gives company personnel a common reference, a framework, and a complete understanding of the company's resources and direction. A structure. This tool will allow us to direct and redirect those resources as necessary to meet our changing work environment.

One of the areas addressed in our strategic plan - communications - bears particular mention. It's easy to forget in any job that we have co-workers, sister divisions, related operations and even unrelated operations. When a company is as large and far-flung as ours, efforts sometimes are duplicative or counterproductive.

Our goal here is more than simply talking to each other.
The concept of Roundy's Today, our new company newspaper, came about during a strategic planning discussion regarding improved communication within the company.

Corporate cultures can convey a sense of anonymity or they can provide the feeling that each and every employee is a vital component to the company's success. We pride ourselves on the latter, and our new quarterly newspaper celebrates Roundy's sense of unity and teamwork. I'm extremely proud of our new newspaper, and I applaud the entire editorial staff for a job well done.
The extent to which a company understands itself, its place in history and its ambitions can be seen in its vision statement. The extent to which the company believes and is committed to its vision is evidenced in its pervasiveness. That's why, over the coming weeks and months you will see our vision statement everywhere: displayed proudly at every division, in this report and even in various company communications.

At Roundy's we believe that every stockholder, customer, associate and vendor will soon see, know and believe this common theme.

"Good people strengthen themselves ceaselessly."
                    - Confucius

Finally...

Seeing the big picture - or at least understanding that there is one - is a key element to success in any business and in life. We recognize that 1996 and beyond will require change. Our goal is to make such changes for the benefit of our company.

We at Roundy's cannot look upon ourselves simply as managers of business. We must expand our view of our business world to include more than the things, people and events around us. We must consider the intangibles - the areas of our business we can't readily see or touch.

Currently, there is a "window of opportunity" for our company during which we must take bold steps to insure our future growth. We are prepared to take those steps as management's actions in 1995 have demonstrated.

We would like to thank our stockholders, customers and associates for their contributions to our past year's success as we look forward to 1996 and beyond. We recognize the challenges and welcome them because we will succeed working as a team.

Gerald F. Lestina
President and Chief Executive Officer


Financial & Operational Review

LIQUIDITY AND CAPITAL RESOURCES

Roundy's took a giant step toward growing the company and reshaping it to meet the challenges of the year 2000 and beyond. This giant step began with the development and implementation of a strategic plan.

The strategic plan addresses all of the essential elements of the company necessary to sustain its growth, to increase its profitability levels and to identify its short-range technological and operational capital needs.

A fundamental element of the plan is the underlying strength of the company - its balance sheet. The financial results of fiscal 1995 more than ever, reflect a strong balance sheet with sufficient reserves, decreased debt and increased stockholders' equity. The company continued to focus on cash management with the objective of further reducing debt. This effort enabled Roundy's to pay down high interest rate debt in 1995 and improve its long-term debt to equity ratio. In 1994 the long-term debt to equity ratio fell below a one to one ratio for the first time in over ten years, achieving a .98:1 ratio compared to 1.31:1 in 1993. The 1994 level was certainly a milestone for the company. However, the 1995 ratio showed even greater improvement achieving a .79:1 long-term debt to equity ratio.

The ability to achieve this low debt level was predicated on several factors. A major effort was directed at controlling notes and accounts receivable. Average accounts receivable days outstanding improved 8.2% in 1995 compared to 1994 and 3.2% compared to 1993. Additionally, the company continues to receive the benefits of its centralized accounts payable function which provides for standardization of payment terms. Although inventory levels increased slightly in 1995 compared to 1994 with average equity in inventory increasing 7.3%, it was still 5.9% better than 1993 average levels. Finally, the company continued to concentrate its borrowing on low, fixed rate debt. In 1995, the company prepaid $6,000,000 of 10.31% outstanding Senior Unsecured Notes, reducing its average cost of long-term debt to 7.6% versus 7.8% for 1994 and 7.9% for 1993.

In addition to lowering its cost of long-term debt, the company continues to decrease its borrowing levels. Average daily borrowings declined $11.5 million in 1995 compared to 1994 and $47.1 million compared to 1993. Lower average daily borrowing levels and the pay down of higher interest rate debt were the main reasons Roundy's was able to reduce interest expense $1.6 million in 1995 compared to 1994 and $4.2 million compared to 1993.

Another significant element of Roundy's strategic plan is to maintain a strong capital structure. The benefits of such a structure are numerous including the ability to secure low, fixed rate debt, improve earnings and increase flexibility for reacting to opportunities.

The capital structure for fiscal 1995 and 1994 is summarized in the table outlined above right.

Capital Structure (in millions)       1995               1994
----------------------------------------------------------------------

Long-term debt                  $ 78.9     44.1%    $ 88.2     49.4%
Stockholders' equity             100.0     55.9      90.4      50.6
----------------------------------------------------------------------
Total capital                   $178.9    100.0%    $178.6    100.0%
----------------------------------------------------------------------

At the request of the Securities and Exchange Commission, in 1995, the company has reflected common stock submitted for redemption outside of stockholders' equity. In Roundy's capital structure table, management has elected to include this amount in stockholders' equity since it is still outstanding common stock which is earning appreciation in book value and will continue to do so until it is redeemed.

Another key element of Roundy's strategic plan is prudent reinvestment in facilities, fleet and retail stores.
Capital expenditures were $24.2 million in 1995 compared to $22.3 million in 1994 and $13.4 million in 1993. Major investments were made in technology, fleet and buildings. Management decided to centralize its frozen foods operation for the Ohio Region in one location. Owned facilities were inadequate and rented facilities were becoming too expensive. A major construction project began in the fall of 1995 at the Lima Division to build a frozen foods facility designed to meet the growing needs of this Region. In the Milwaukee Division over half of its capital expenditures were due to "Target Marketing" equipment which was installed in retail stores serviced by the Division. Management strongly believes that new technology such as a "Target Marketing" system with the objective of better servicing the customer and reducing the cost of accomplishing that objective will benefit both its customer base and the servicing division. Finally, the company undertook two major store remodels in 1995. With a growing customer base, it was deemed essential in the strategic planning meetings that key stores need to be modernized to help deter competitors from opening sites in the vicinity of these locations. All of the aforementioned actions coupled with ongoing expenditures on new computer and operational systems are essential factors in management's effort to continue to lower operating expenses over $10.3 million from 1994 and $2.3 million from 1993.

An important statistic which management continues to monitor is the company's current ratio. It is important to maintain a good ratio, however, it is equally important to minimize the amount of working capital invested in the business. The year end current ratio for 1995 and 1994 was 1.43:1 and for 1993 it was 1.64:1. Even with increased sales, a significant effort has been devoted to reducing average days sales in receivables and increasing inventory turns. Management believes that the ability to keep the 1995 ratio consistent with 1994 was significant and was favorably impacted by the improvement in its average days sales in receivable ratio which offset the slight decline in average inventory turns. Inventory turns were 14.1 in 1995 compared to 14.4 in 1994 and 14.1 in 1993. In accordance with the company's strategic plan, an increased amount in 1996 capital expenditures will be directed at improved inventory control systems which will enable the company to better control inventory levels.

Roundy's has already been working with several manufacturers to develop and implement 1) a continuous replenishment program (CRP), 2) electronic purchasing (EDI) and 3) category management. All of these programs will keep
Roundy's in the forefront with respect to new data processing systems that will help better control inventory levels, reduce inventory carrying costs and provide increased value at a lower cost to its customer.

Roundy's book value per share increased to $85.15 or 10.0%. Patronage dividends of $5.1 million were declared based on 1995 results. Both represent significant increases from 1994. Stockholders' equity increased $9.6 million from 1994 and $14.0 million from 1993. The changes in stockholders' equity includes redeemable common stock.

RESULTS OF OPERATIONS

Net sales and fees increased $26.7 million in 1995 compared to 1994 and $7.9 million over 1993 levels. The 1.1% improvement from 1994 and 0.3% improvement from 1993 are a result of several factors, all of which were emphasized in the company's strategic plan. "Advantage Rewards" and "Advantage Plus Saver's Club" programs have been significant factors in achieving the documented sales increases. A second key element was the improved strength in the "non-foods" divisions which handle health and beauty care products, general merchandise products, specialty foods, tobacco and candy items. Sales for these divisions in 1995 were 5.2% greater than 1994 and 10.8% greater than 1993.
The improvement in this segment of Roundy's business was the result of expanded product lines and increased emphasis.

Overall, gross profits reflect a modest 0.2% decline compared to 1994 and 1993. The Company continues to experience significant pressures on gross profits attributed to reductions in manufacturers' promotional allowances, forward buy opportunities and diverting revenues. The current trend in the industry is to provide customers with performance based and value-added options, which include changing pricing practices and programs. Roundy's has been working with various manufacturers on category management and continuous inventory replenishment programs designed to reduce costs, improve efficiencies and help neutralize the declining gross profit opportunities.

Operating and administrative expenses continued to decline both in absolute dollars and as a percent to sales. Operating and administrative expenses as a percent to sales were 8.2% compared to 8.7% in 1994 and 8.3% in 1993. The 1995 ratio was the lowest in sixteen years. When adjusting for the significant increase in the closed facility reserve, 1994's operating and administrative ratio to sales would be 8.4%. Management has accepted the fact that the industry is undergoing significant changes with the largest impact being on gross profits. To offset the pressures on gross profits, due to reductions in allowances and a variety of other revenue sources previously available to wholesalers and retailers, management recognized the need to reduce costs and improve efficiencies. In this regard, the company closed its flight department in 1995, reduced full-time equivalent staff by over 75, implemented stronger credit restrictions (which helped reduce bad debt expense $3.3 million compared to 1994 and $0.9 million from 1993) and implemented several system enhancements directed at lowering costs and improving operating efficiencies. Roundy's has consolidated several administrative functions in divisions including purchasing, advertising, human resources and accounting. These consolidations were accomplished with the implementation of an automated, standardized buying system in all Divisions, the centralization of accounts payable and the further standardization of Human Resource systems, practices and policies. It is management's plan to accelerate the system standardization process in 1996 with the objective of attaining further efficiencies and enabling management, divisional staff and all of Roundy's to better serve its retailers and the ultimate consumer.

Interest expense declined in 1995 by $1.6 million compared to 1994 and $4.2 million compared to 1993. Management continues to believe that good cash management practices are important and, as such, has emphasized strong cash management techniques and systems in its strategic plan. Paramount to this effort has been the centralization of accounts payable which enabled Roundy's to standardize vendor payment terms. Additionally, a major emphasis was placed on credit and improving average days sales in receivables.

The effective income tax rates for 1995, 1994 and 1993 were 40.3%, 40.7% and 40.5%, respectively. The effective tax rate has been favorably impacted by lower state income taxes due to the company's decision to consolidate various subsidiaries. The benefits of these efforts were diluted by the loss of the targeted jobs tax credits in 1995 due to changes in the federal tax code.

Net earnings reached a record level of .36% of net sales and service fees compared to .27% for 1994 and .32% for 1993. Management emphasized cost reductions and system improvements in its strategic plan. 1995 net earnings reflect the positive results of this focus with operating administrative expenses decreasing as a percent of net sales and service fees compared to both 1994 and 1993. Interest expense, as a percent of net sales and service fees was at its lowest level in sixteen years. The improvement in sales achieved in 1995, together with the focus of Roundy's strategic plan on cost reductions and system improvements will offset the continuing decline in margins, resulting in increased profitability for Roundy's.

Independent Auditors' Report

To the stockholders & directors of Roundy's, Inc.:

We have audited the accompanying consolidated balance sheets of Roundy's, Inc. and its subsidiaries as of December 30, 1995 and December 31, 1994 and the related statements of consolidated earnings, stockholders' equity and cash flows for each of the three years in the period ended December
30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at December 30, 1995 and December 31, 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1995 in conformity with generally accepted accounting principles.

Doloitte & Touche LLP

Milwaukee, Wisconsin
February 23, 1996

Statements of Consolidated Earnings

For The Years Ended December 30, 1995, December 31, 1994 and
January 1, 1994
                              1995              1994           1993
Revenues:
   Net sales and
     service fees         $2,488,196,200   $2,461,509,600   $2,480,254,200
   Other-net                   3,966,100        3,892,300        6,526,600
                          --------------   --------------   --------------
                           2,492,162,300    2,465,401,900    2,486,780,800
                          --------------   --------------   --------------
Costs and Expenses:
   Cost of sales           2,260,039,400    2,230,645,500    2,248,336,000
   Operating and
     administrative          203,943,400      214,221,900      206,253,600
   Interest                    7,929,000        9,479,300       12,138,100
                          --------------   --------------   --------------
                           2,471,911,800    2,454,346,700    2,466,727,700
                          --------------   --------------   --------------
Earnings Before
  Patronage Dividends         20,250,500       11,055,200       20,053,100

Patronage Dividends            5,128,500                         5,300,700
                          --------------   --------------   --------------
Earnings Before
  Income Taxes                15,122,000       11,055,200       14,752,400
                          --------------   --------------   --------------
Provision (Credit) for
  Income Taxes:
    Current-Federal            7,361,200        7,863,700        5,797,000
           -State              1,177,400        2,290,100        1,740,200
           -Jobs and other
             tax credits        (105,700)        (448,700)        (485,500)
           -Deferred          (2,333,000)      (5,204,000)      (1,078,000)
                          --------------   --------------   --------------
                               6,099,900        4,501,100        5,973,700
                          --------------   --------------   --------------
Earnings Before
  Extraordinary Item           9,022,100        6,554,100        8,778,700

Extraordinary Loss on
  Early Extinguishment
  of Long-Term Debt (Net
  of Income Tax Benefit
  of $511,000)                                                    (751,000)
                          --------------   --------------   --------------
Net Earnings              $    9,022,100   $    6,554,100   $    8,027,700
                          ==============   ==============   ==============

See notes to consolidated financial statements.

Consolidated Balance Sheets

As of December 30, 1995 and December 31, 1994


Assets                                1995          1994
                                 ------------   ------------

Current Assets:
   Cash and cash equivalents $ 26,382,000 $ 40,268,800 Notes and accounts receivable, less allowance for losses,
    $8,431,300 and $11,000,400,
    respectively                   99,727,000     95,105,500
   Merchandise inventories        163,204,100    157,195,700
   Prepaid expenses                 5,060,700      5,774,200
   Future income tax benefits       8,496,800      5,691,800
                                 ------------   ------------
        Total current assets      302,870,600    304,036,000
                                 ------------   ------------
Other Assets:
   Notes receivable                17,249,100     14,631,300
   Other real estate                4,659,400      6,584,200
   Deferred expenses and other      5,300,600      7,066,200
   Deferred income tax benefit      2,706,000      3,060,000
                                 ------------   ------------
        Total other assets         29,915,100     31,341,700
                                 ------------   ------------
Property and Equipment-At Cost:
   Land                             5,042,700      5,883,000
   Buildings                       43,021,900     43,934,300
   Equipment                       94,499,200     83,963,000
   Leasehold improvements          12,412,000     13,429,100
                                 ------------   ------------
                                  154,975,800    147,209,400

   Less accumulated depreciation
     and amortization              80,424,900     77,934,900
                                 ------------   ------------
      Property and equipment-net   74,550,900     69,274,500
                                 ------------   ------------
                                 $407,336,600   $404,652,200
                                 ============   ============
See notes to consolidated financial statements.

Liabilities and
  Stockholders' Equity                1995          1994
                                 ------------   ------------
Current Liabilities:
   Current maturities of
     long-term debt              $  3,776,500   $  5,678,600
   Accounts payable               165,539,300    166,024,700
   Accrued expenses                42,231,400     36,036,000
   Income taxes                       583,600      4,483,200
                                 ------------   ------------
    Total current liabilities     212,130,800    212,222,500
                                 ------------   ------------
Long-Term Debt,
  Less Current Maturities          78,850,200     88,226,700
Other Liabilities                  16,322,500     13,784,300
                                 ------------   ------------
        Total liabilities         307,303,500    314,233,500
                                 ------------   ------------
Commitments and Contingencies  (Note 10)

Redeemable Common Stock             8,132,000      5,539,600
                                 ------------   ------------
Stockholders' Equity:
   Common stock:
     Voting (Class A)                  16,700         17,500
     Non-voting (Class B)           1,282,400      1,353,500
                                 ------------   ------------
        Total common stock          1,299,100      1,371,000

   Amount related to recording
     minimum pension liability       (283,600)      (112,700)
   Patronage dividends payable
     in common stock                3,405,000
   Additional paid-in capital      21,222,100     21,741,200
   Reinvested earnings             66,258,500     61,879,600
                                 ------------   ------------
      Total stockholders' equity   91,901,100     84,879,100
                                 ------------   ------------
                                 $407,336,600   $404,652,200
                                 ============   ============

Statements of Consolidated Stockholders' Equity

For The Years Ended December 30, 1995, December 31, 1994 and
January 1, 1994

                                            Common Stock
                               -----------------------------------------  Patronage
                                   Class A               Class B          Dividends     Additional
                               -----------------   ---------------------  Payable in     Paid-in    Reinvested
                               Shares    Amount      Shares    Amount     Common Stock   Capital     Earnings
                               --------------------------------------------------------------------------------
Balance, January 2, 1993       16,100    $20,100   1,028,222  $1,285,300  $ 3,210,000  $15,215,700  $51,463,600
   Net earnings                                                                                       8,027,700
   Common stock issued            700        900      82,193     102,700   (3,210,000)   5,058,100
   Common stock purchased      (1,300)    (1,600)    (40,875)    (51,100)               (1,133,100)  (1,946,600)
   Redeemable common stock                           (21,473)    (26,800)                 (378,800)  (1,132,900)
   Patronage dividends payable
     in common stock                                                        3,263,000
                               --------------------------------------------------------------------------------
Balance, January 1, 1994       15,500     19,400   1,048,067   1,310,100    3,263,000   18,761,900   56,411,800
   Net earnings
   Common stock issued            700        900      52,138      65,200   (3,263,000)   3,516,200
   Common stock purchased      (2,200)    (2,800)     (1,533)     (1,900)                 (222,200)    (191,800)
   Redeemable common stock                           (15,880)    (19,900)                 (314,700)    (894,500)
                               --------------------------------------------------------------------------------
Balance, December 31, 1994     14,000     17,500   1,082,792   1,353,500            0   21,741,200   61,879,600
   Net earnings
   Common stock issued            200        200      12,755      16,000                   931,400
   Common stock purchased        (800)    (1,000)    (17,446)    (21,800)                 (384,500)  (1,329,300)
   Redeemable common stock                           (52,204)    (65,300)               (1,066,000)  (3,313,900)
   Patronage dividends payable
     in common stock                                                        3,405,000
                               ---------------------------------------------------------------------------------
Balance, December 30, 1995     13,400    $16,700   1,025,897  $1,282,400  $ 3,405,000  $21,222,100  $66,258,500
                               =================================================================================

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

For The Years Ended December 30, 1995, December 31, 1994 and
January 1, 1994

                                         1995         1994        1993
                                    ------------  ------------  ------------
Cash Flows From Operating Activities:
   Net earnings                     $  9,022,100  $  6,554,100  $  8,027,700
   Adjustments to reconcile
   net earnings to net cash flows
   provided by operating activities:
     Depreciation and amortization    13,594,400    12,756,500    12,913,200
     Extraordinary loss on early
      extinguishment of debt                                         751,000
     Allowance for losses              5,871,500     9,166,600     6,738,600
     Loss (gain) on sale of
      property and equipment and other
      productive assets                  451,900    (1,087,700)   (3,680,300)
     Closed facility reserve              42,300     8,000,000     1,000,000
     Patronage dividends payable
      in common stock                  3,405,000                   3,263,000
   (Increase) decrease in operating
     assets, net of the effects
     of disposition:
     Accounts receivable              (6,768,000)   (5,012,600)  (13,819,500)
     Merchandise inventories          (6,008,400)   (4,026,200)   11,038,700
     Prepaid expenses                    713,500     1,182,600    (2,105,000)
     Future income tax benefits       (2,805,000)   (1,410,000)      295,000
     Other real estate                 1,924,800       758,800      (802,300)
     Deferred expenses and
      other assets                     1,208,700       323,300       (27,700)
     Deferred income tax benefit         472,000    (3,060,000)
   Increase (decrease) in operating
     liabilities, net of the effects
      of disposition:
     Accounts payable                   (485,400)   35,837,100     7,715,000
     Accrued expenses                  6,018,200    (1,582,700)     (227,100)
     Income taxes                     (3,899,600)    4,072,300      (724,400)
     Deferred income taxes                            (734,000)   (1,373,000)
     Other liabilities                 2,538,200     3,015,300       796,200
                                     -----------   -----------   -----------
   Net cash flows provided by
      operating activities            25,296,200    64,753,400    29,779,100
                                     -----------   -----------   -----------
Cash Flows From Investing Activities:
   Capital expenditures              (24,216,300)  (22,316,600)  (13,354,800)
   Proceeds from sale of property
      and equipment and other
      productive assets                5,296,500     1,753,200    11,017,900
   (Increase) decrease in
      notes receivable                (6,342,800)      830,400     4,602,500
                                     -----------   -----------   -----------
   Net cash flows (used in) provided
     by investing activities         (25,262,600)  (19,733,000)    2,265,600
                                     -----------   -----------   -----------

Cash Flows From Financing Activities:
   Proceeds from long-term borrowings                             45,000,000
   Principal payments and defeasance
      of long-term debt               (9,376,500)  (24,818,000)  (68,637,400)
   Increase (decrease) in notes
      payable and current maturities  (1,902,100)   (3,381,700)    1,015,100
      of long-term debt
   Proceeds from sale of common stock    947,600       319,300     1,951,700
   Common stock purchased             (3,589,400)   (2,716,800)   (5,440,500)
                                     -----------   -----------   -----------
   Net cash flows (used in)
      financing activities           (13,920,400)  (30,597,200)  (26,111,100)
                                     -----------   -----------   -----------
Net (Decrease) Increase in
  Cash and Cash Equivalents          (13,886,800)   14,423,200     5,933,600

Cash And Cash Equivalents,
  Beginning Of Year                   40,268,800    25,845,600    19,912,000
                                     -----------   -----------   -----------
Cash And Cash Equivalents,
  End Of Year                        $26,382,000   $40,268,800   $25,845,600
                                     ===========   ===========   ===========
Cash Paid During The Year For:
   Interest                          $ 8,116,000   $ 9,775,300   $13,100,200
   Income Taxes                       12,319,000     5,163,300     7,805,700

See notes to consolidated financial statements.

 Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES
Description of business-The company is primarily engaged in the distribution of food products and related non-food items through retail supermarkets, many of which are owned by stockholder-customers or the company.

Fiscal year-The company's fiscal year is the 52 or 53 week period ending the Saturday nearest to December 31. Each of the three years in the period ended December 30, 1995 included 52 weeks.

Financial statements-The financial statements include the accounts of the company and its subsidiaries. Significant intercompany balances and transactions are eliminated.
Revenue from product sales are recognized upon shipment of the product for food distribution and at the point of sale for retail food. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents-The company considers all highly liquid investments, with maturities of three months or less when acquired, to be cash equivalents.

Inventories-Inventories are recorded at the lower of cost, on the first-in, first-out method, or market.

Long-lived assets-The company periodically evaluates the carrying value of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The company analyzes the future recoverability of the long-lived assets using the related undiscounted future cash flows of the business and recognizes any adjustment to its carrying value on a current basis.

Depreciation-Depreciation and amortization of property and equipment are computed primarily on the straight-line method over their estimated useful lives, which are generally thirty-one years for buildings, three to ten years for equipment and five to twenty years for leasehold improvements. Equipment under capitalized leases is amortized over the terms of the respective leases.

Closed facility costs-When a facility is closed the remaining investment, net of expected salvage value, is expensed. For properties under lease agreements, the present value of any remaining future liability under the lease, net of expected sublease recovery, is also expensed. The increases in the balance of the closed facility reserve were $42,300, $8,000,000 and $1,000,000 in 1995, 1994 and 1993, respectively.

Income Taxes-The company provides income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

2. DISPOSITION
On August 28, 1993, the company completed the sale of its dairy and ice cream operations. The sale price of $14,976,500 consisted of cash of $9,649,600 and liabilities assumed by the purchaser of $5,326,900. The sale resulted in a pretax gain of $3,254,100 which is included in other revenues in the 1993 Statement of Consolidated Earnings.

3. PATRONAGE DIVIDENDS
The company's By-Laws require that for each of the last three fiscal years, to the extent permitted by the Internal Revenue Code, patronage dividends are to be paid out of earnings from business done with stockholder-customers in an amount which will reduce the net earnings of the company to an amount which will result in a 10% increase in the book value of its common stock. The dividends are payable at least 20% in cash and the remainder in Class B common stock. Dividends for the years ended December 30, 1995 and January 1, 1994 were payable 30% in cash. There were no patronage dividends for the year ended December 31, 1994 because the company did not meet the requirement to increase the book value of its common stock by 10%.


4. NOTES RECEIVABLE
The company extends long-term credit to certain independent retailers it serves to be used primarily for store expansion or improvements. Loans to independent retailers are primarily collateralized by the retailer's inventory and equipment. Interest rates are generally in excess of the prime rate and terms of the notes are up to 15 years. Included in current notes and accounts receivable are amounts due within one year totalling $9,305,500 and $7,569,700 at December 30, 1995 and December 31, 1994,
respectively. Long-term notes receivable at December 30, 1995 and December 31, 1994 are net of an allowance for losses of $4,641,000 and $916,000, respectively.

5. LONG-TERM DEBT
Long-term debt, exclusive of current maturities, consists of the following at the respective year-ends:

                                        1995           1994
                                     ------------   ------------
Senior unsecured notes payable:
   10.31%, prepaid in 1995                          $  6,000,000
   9.26%, due 1997 to 2001           $ 12,500,000     15,000,000
   7.57% to 8.26%, due 1997 to 2008    20,900,000     21,600,000
   6.94%, due 1997 to 2003             45,000,000     45,000,000
   Other long-term debt                   450,200        626,700
                                     ------------   ------------
   Total                             $ 78,850,200   $ 88,226,700
                                     ============   ============

At December 30, 1995, $69,600,000 was available to the company under its revolving credit agreements. The loan agreements include, among other provisions, minimum working capital and net worth requirements and limit stock repurchases and total debt outstanding.

In December 1993, the company completed a private placement of $45,000,000 of 6.94% Senior Unsecured Notes. Proceeds were used to prepay $25,000,000 of 11.26% outstanding
Senior Unsecured Notes and to reduce notes payable under revolving credit agreements. Proceeds used to prepay the 11.26% Senior Unsecured Notes were placed in an irrevocable trust and, as a result, this debt was considered to be defeased. The extraordinary loss on the early extinguishment of the 11.26% Senior Unsecured
Notes totalled $1,262,000, before applicable income tax benefit of $511,000.

Repayment of principal on long-term debt outstanding is as follows:

1996                               $  3,776,500
1997                                 10,235,600
1998                                 10,156,800
1999                                 10,159,700
2000                                 21,163,000
Thereafter                           27,135,100

6. FAIR VALUE OF FINANCIAL INSTRUMENTS
The company's financial instruments, as defined in Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial
Instruments," consist primarily of accounts and notes receivable, accounts payable and long-term debt. The carrying amounts for accounts and notes receivable and accounts payable approximate their fair values. Based on the borrowing rates currently available to the company for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities, was approximately $81,500,000 and $91,240,000 as of December 30, 1995 and December 31, 1994, respectively.

Notes to Consolidated Financial Statements Continued

7. COMMON STOCK
The authorized capital stock of the company is 60,000 shares of Class A common stock and 2,400,000 shares of Class B common stock with a par value of $1.25 a share. Inactive customers are required to exchange Class A voting stock held for Class B non-voting stock.

The issuance and redemption of common stock is based on the book value thereof as of the preceding year-end. The year-end book value was $85.15, $77.40 and $71.65 for 1995, 1994 and 1993, respectively. The company is obligated, upon request, to repurchase common stock held by inactive customers or employees. The amount available for such repurchases in any year is subject to limitations under certain loan agreements.

Class B common stock which is subject to redemption is reflected outside of stockholders' equity. The December 31, 1994 consolidated balance sheet and statements of consolidated stockholders' equity have been reclassified in order to be comparable. Redeemable common stock is held by inactive customers and former employees. As of December 30, 1995 and December 31, 1994, 95,502 and 71,571 shares, respectively, were subject to redemption. The Class B common stock subject to redemption is payable over a five year period based upon the book value at the preceding fiscal year end. The company expects to repurchase shares of 36,663, 21,776, 15,764, 11,591 and 9,708 in 1996, 1997,
1998, 1999 and 2000, respectively.

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

Option and SAR transactions are as follows:

                                    Options        SARs     Price
                                    -------      -------  -------------
Outstanding, January 2, 1993         45,000       15,000  $53.10-$58.75
        Granted                      15,000        5,000          65.10
        Exercised                   (15,333)                53.10-65.10
        Cancelled                    (1,500)      (1,500)   53.10-58.75
                                    -------      -------  -------------
     Outstanding, January 1, 1994    43,167       18,500    53.10-65.10
        Exercised                    (3,667)                58.75-65.10
                                    -------      -------  -------------
     Outstanding, December 31, 1994  39,500       18,500    53.10-65.10
        Granted                       9,500        4,500          77.40
        Exercised                    (3,400)      (1,550)   53.10-65.10
        Cancelled                    (2,000)      (2,350)   53.10-65.10
                                    -------      -------  -------------
     Outstanding, December 30, 1995  43,600       19,100  $53.10-$77.40
                                    =======      =======  =============
     Available for grant
       after December 30, 1995        9,000        4,350
                                    =======      =======

Options granted become exercisable based on the vesting rate which ranges from 20% at the date of grant to 100% eight years from the date of grant. As of December 30, 1995, options were exercisable for 31,916 shares at $53.10-$77.40 per share.

SAR holders are entitled, upon exercise of a SAR, to receive cash in an amount equal to the excess of the book value per share of the company's common stock as of the last day of the company's fiscal year immediately preceding the date the SAR is exercised over the base price of the SAR. SARs granted become exercisable based on the vesting rate which ranges from 20% on the last day of the fiscal year of the grant to 100% eight years from the last day of the fiscal year of the grant. Compensation expense was not material in 1995, 1994 and 1993. As of December 30, 1995, 9,247 SARs
were exercisable at $53.10-$77.40 per SAR.

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

The following sets forth the funded status of the plans at December 30, 1995 and December 31, 1994:

                                1995                         1994
                     --------------------------- ----------------------------
                     Assets Exceed  Accumulated  Assets Exceed  Accumulated
                      Accumulated    Benefits     Accumulated    Benefits
                       Benefits    Exceed Assets   Benefits     Exceed Assets
                     ------------ ------------- -------------- --------------

Acturial present value of:
Vested benefit
  obligation         $23,977,700   $ 3,473,300   $18,742,100   $  2,816,400
                     ===========   ===========   ===========   ============
Accumulated benefit
  obligation         $26,054,300   $ 3,592.200   $20,704,000      2,994,100
                     ===========   ===========   ===========   ============
Projected benefit
   obligation        $30,750,300   $ 3,592,200   $24,009,500      2,994,100
Plan assets (primarily
  listed stocks and bonds)
  at market value     26,928,100     2,465,900    24,006,500      2,119,400
                     -----------   -----------   -----------   ------------
Projected benefit
   obligation in
   excess of plan
   assets             (3,822,200)   (1,126,300)       (3,000)      (874,700)
Unrecognized net
   (gain) loss         1,419,500       478,600      (945,200)       189,700
Prior service cost
   not yet recognized
   in net periodic
   pension cost          359,800        63,400       395,700         68,200
Unrecognized net
   asset              (1,069,500)                 (1,243,500)
Adjustment required to
  recognize minimum
  liability                           (542,000)                    (257,900)
                     -----------   -----------   -----------   ------------
Accrued pension cost $(3,112,400)  $(1,126,300)  $(1,796,000)  $   (874,700)
                     ===========   ===========   ===========   ============

The assumptions used in the accounting were as follows:

                                             1995     1994     1993
                                             -----    -----    -----
Discount rate                                7.75%    8.25%    7.50%
Rate of increase in compensation levels      4.00%    4.00%    4.00%
Expected long-term rate of return of assets  9.00%    9.00%    9.00%

The changes in actuarial assumptions in 1995 resulted in a $4,500,000 increase in the projected benefit obligation in 1995, and are expected to result in an increase in the 1996 pension expense of approximately $370,000. In accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the company has recorded a minimum liability of which $283,600 and $112,700, net of income taxes, is reflected as a reduction of stockholders' equity in 1995 and 1994, respectively.

Net pension cost for the foregoing defined benefit plans includes the following components:


                                1995          1994         1993
                             -----------  -----------  ------------
Service cost-benefits
   earned during the year    $ 1,652,800  $ 1,756,800   $ 1,314,800
Interest on projected
   benefit obligation          2,191,100    2,020,600     1,881,000
Actual (return) loss
   on plan assets             (4,424,500)   1,013,200    (2,251,200)
Net amortization and deferral  1,989,200   (3,625,300)     (247,500)
                             -----------  -----------  ------------
Net pension cost             $ 1,408,600  $ 1,165,300   $   697,100
                             ===========  ===========  ============

The company and its subsidiaries also participate in various multi-employer plans which provide defined benefits to employees under collective bargaining agreements. Amounts charged to pension expense for such plans were $3,611,600, $3,705,300 and $3,437,500 in 1995, 1994 and 1993,
respectively.   Also, the company has a defined contribution
plan covering substantially all salaried and hourly employees not covered by a collective bargaining agreement. Total expense for the plan amounted to $541,500, $507,500 and $513,700 in 1995, 1994 and 1993, respectively.

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

Notes to Consolidated Financial Statements Continued

9. INCOME TAXES
Federal income tax at the statutory rates of 35% in 1995, 1994 and 1993 and and income tax expense as reported, are reconciled as follows:


                                  1995         1994       1993
                               ----------   ----------   ----------
Federal income tax
   at statutory rates          $5,292,700   $3,869,300   $5,163,300
State income taxes,
   net of federal tax benefits    765,300      720,000    1,131,100
Jobs and other tax credits       (105,700)    (448,700)    (485,500)
Other-net                         147,600      360,500      164,800
                               ----------   ----------   ----------
Income tax expense             $6,099,900   $4,501,100   $5,973,700
                               ==========   ==========   ==========

The approximate tax effects of temporary differences at December 30, 1995 and December 31, 1994 are as follows:


                                     1995                            1994
                    ---------------------------------------  --------------------------------------
                        Assets    Liabilities     Total       Assets     Liabilities       Total
                    ---------------------------------------  --------------------------------------
Allowance for
  doubtful accounts $  1,603,000                $ 1,603,000  $ 2,613,000                $ 2,613,000
Inventories                       $  (975,200)     (975,200)              $  (817,200)     (817,200)
Employee benefits      4,825,000                  4,825,000    2,580,000                  2,580,000
Accrued expenses
  not currently
  deductible           3,044,000                  3,044,000    1,316,000                  1,316,000
                    ------------  -----------   -----------  -----------  -----------   -----------
Current                9,472,000     (975,200)    8,496,800    6,509,000     (817,200)    5,691,800
                    ------------  -----------   -----------  -----------  -----------   -----------
Allowance for
  doubtful accounts    1,876,000                  1,876,000      359,000                    359,000
Depreciation
  and amortization                 (3,739,000)   (3,739,000)               (2,865,000)   (2,865,000)
Employee benefits      3,485,000                  3,485,000    2,883,000                  2,883,000
Accrued expenses
  not currently
  deductible           1,068,000                  1,068,000    2,676,000                  2,676,000
Other                     16,000                     16,000        7,000                      7,000
                    ------------  -----------   -----------  -----------  -----------   -----------
Noncurrent             6,445,000   (3,739,000)    2,706,000    5,925,000   (2,865,000)    3,060,000
                    ------------  -----------   -----------  -----------  -----------   -----------
Total                $15,917,000  $(4,714,200)  $11,202,800  $12,434,000  $(3,682,200)  $ 8,751,800
                    ============  ===========   ===========  ===========  ===========   ===========

10. LEASE OBLIGATIONS AND CONTINGENT LIABILITIES

Rental payments and related subleasing rentals under
operating leases are as follows:
                                        RENTAL PAYMENTS
                                   -------------------------  SUBLEASING
                                     MINIMUM      CONTINGENT    RENTALS
                                   -----------    ----------  -----------
     1993                          $36,675,800      $398,800  $18,985,200
     1994                           36,268,800       448,300   22,329,500
     1995                           35,264,400       422,900   22,045,500


Contingent rentals may be paid under certain store leases on the basis of the store's sales in excess of stipulated amounts.

Future minimum rental payments under long-term leases are as follows at December 30, 1995:
                                              OPERATING
                                                LEASES
                                            ------------

1996                                        $ 33,359,100
1997                                          29,139,700
1998                                          27,747,200
1999                                          26,658,300
2000                                          25,569,600
Thereafter                                   218,819,900
                                            ------------
Total                                       $361,293,800
                                            ============

Total minimum rentals to be received in the future under non-cancelable subleases as of December 30, 1995 are $282,292,000.

The company has guaranteed customer bank loans and customer leases amounting to $1,908,000 and $1,288,400, respectively, at December 30, 1995.

11. EARNINGS PER SHARE
Earnings per share are not presented because they are not deemed meaningful. See Notes 3 and 7 relating to patronage dividends and common stock repurchase requirements.

Board of Directors
------------------
Gerald F. Lestina
PRESIDENT & CEO

Robert D. Ranus
VICE PRESIDENT &
CHIEF FINANCIAL OFFICER

Charles R. Bonson
BONSON'S FOODS, INC.
EAGLE RIVER, WI

Lloyd E. Coppersmith
RON & LLOYD'S
NEW LONDON, WI

Gary N. Gundlach
PICK 'N SAVE - STOUGHTON
STOUGHTON, WI

Patrick D. McAdams
MCADAMS, INC.
OCONOMOWOC, WI

Robert E. Bartels
MARTIN'S SUPER MARKETS, INC.
SOUTH BEND, IN

George C. Kaiser
MILWAUKEE, WI

Henry Karbiner, Jr.
TRI CITY BANKSHARES CORPORATION
OAK CREEK, WI

Brenton H. Rupple
MILWAUKEE, WI

Elected Corporate Officers
--------------------------
Gerald F. Lestina
PRESIDENT & CEO

Ralph D. Beketic
VICE PRESIDENT -
WISCONSIN REGION

David C. Busch
VICE PRESIDENT
OF ADMINISTRATION

Edward G. Kitz
VICE PRESIDENT, SECRETARY
& TREASURER

Charles H. Kosmaler, Jr.
VICE PRESIDENT OF
LOGISTICS AND PLANNING

Thomas A. Loggia
VICE PRESIDENT -
WHOLESALE

Robert D. Ranus
VICE PRESIDENT &
CHIEF FINANCIAL OFFICER

Michael J. Schmitt
VICE PRESIDENT - SALES
AND DEVELOPMENT

Marion H. Sullivan
VICE PRESIDENT OF
MARKETING

Advisory Committee
------------------
Tom McAdams
PICK 'N SAVE - MUKWONAGO
1010 ROCHESTER STREET
MUKWONAGO, WI 53149

George Prescott
PRESCOTT'S SUPERMARKETS, INC.
1719 SOUTH MAIN STREET
WEST BEND, WI 53095

Dave Ruehlman
THE GRAND FOOD CENTER
606 GREEN BAY RD.
WINNETKA, IL 60093

Frank Serio
PICK 'N SAVE - CUDAHY
5851 SOUTH PACKARD AVENUE
CUDAHY, WI 53110

Dave Spiegelhoff
PICK 'N SAVE - BURLINGTON
1120 MILWAUKEE AVE.
BURLINGTON, WI 53105

Mark Stinebrink
PICK 'N SAVE - LAKE GENEVA
100 EAST GENEVA SQUARE
LAKE GENEVA, WI 53147

John Stone
PICK 'N SAVE - BARABOO
615 HIGHWAY 136
WEST BARABOO, WI 53913

Scott Sylla
ULTRA MART, INC.
W173 N9170 ST. FRANCIS DRIVE
MENOMONEE FALLS, WI 53051

Rick Walker
PICK 'N SAVE - EAU CLAIRE
2717 BIRCH STREET
P.O. BOX 1508
EAU CLAIRE, WI 54703

Trustees
--------
Gerald F. Lestina
PRESIDENT & CEO

Edward G. Kitz
ViCE PRESIDENT, SECRETARY
& TREASURER

Robert S. Gold
B. & H. GOLD CORPORATION
BROWN DEER, WI

Duane G. Tate
PICK 'N SAVE - FRANKLIN
FRANKLIN, WI

David A. Ulrich
MEGA MARTS, INC.
OAK CREEK, WI

Gary R. Sarner
President & COO
CHRISTIANA COMPANIES, Inc.
MILWAUKEE, WI

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

ROUNDY'S, INC.
23000 ROUNDY DRIVE
PEWAUKEE, WISCONSIN 53072
(414) 547-7999