Form 10-K405, Exhibit 13
period 1996-12-28
ROUNDYS INC
filed 1997-03-26
CIK 314423

ROUNDY'S     1996 ANNUAL REPORT

($000 omitted except for
per share data and ratios)

                        1996        1995       1994       1993        1992
                      ---------- ---------- ----------- ---------- -----------
Net sales and
 service fees        $2,579,010 $2,488,196  $2,461,510 $2,480,254  $2,491,293
Net earnings             10,267      9,022       6,554      8,028       7,353
Patronage dividends       5,568      5,129           0      5,301       5,135
Total assets            434,641    407,337     404,652    380,092     390,148
Long-term debt           93,615     78,850      88,227    113,045     135,420
Stockholders' equity(1) 109,945    100,033      90,419     86,066      78,573
Book value per share      94.30      85.15       77.40      71.65       65.10
Working capital          90,498     90,740      91,814    113,643     119,153
Current ratio            1:42:1     1:43:1      1:43:1     1:64:1      1.70:1
Earnings before
 patronage dividends
 as a percent of net
 sales and service fees    .91%       .81%        .45%       .81%        .66%

(1) includes redeemable common stock


Message To Our Stockholders

     The greatest things ever done have been done little by little -- step by step. So it is in business, and so has it been with our strategy for success and growth at Roundy's.

     More than anything else, our Company's performance in 1996 was the result of proper strategies -- strategies that were thoughtfully developed and effectively implemented.

     From the outset I have said that the Company's strategic plan was a shared plan, one that would draw upon the abilities of every Roundy's associate, and one that would require follow-through at every level. I'm proud to see that this sense of shared ownership is everywhere.

     Each time we have faced a challenge, we met it and conquered it. Each time we saw an opportunity, we pursued it. These little successes have added up. This annual report -- this snapshot-- is really a compilation of a year's worth of accomplishments. It is also a testament to our ability to reach higher, and travel further, to attain future goals.

     No one ever said this business was easy, or that things would get better. Competition is stiffer. Vendor allowances have shrunk. Technology -- and the need for it -- marches on.

     These are not revelations, nor are they one-time phenomena.
They are more or less constant factors in our core business, and they are the things that require sound, diligent stragetic planning on an ongoing basis. They also require us to be innovative and flexible.

     Roundy's, in 1996, experienced major challenges including a retail acquisition, consolidation of two warehouses, record demand for capital, technology changes and organizational opportunities. The Company's accomplishments in these areas exemplify both our commitment to our strategic plan and our ability to adjust strategy to meet unforeseen needs. This, in turn, allowed us to meet our overall objective of increasing stockholder value.

     We set records in 1996 for net sales, patronage dividends and net earnings. We also successfully negotiated new labor contracts for two operating divisions, including our largest, the Milwaukee Division.

     We made a strong effort to enhance our customer support services and activities, improve and standardize systems throughout all Roundy's Divisions and restructure the organization to become more focused and responsive. While the Company and our associates accepted the challenges of 1996 and responded with improved sales and earnings, these changes will enable us to continue our overall mission: to enhance stockholder value.


            "Success is the reward for accomplishment"
             - Harry F. Banks.


THE YEAR IN REVIEW

Financial Accomplishments

     Sales reached record levels at $2.579 billion, a 3.6 percent increase. The increase reflects the strong efforts of our wholesale divisions to improve concentration with existing customers, secure new customers, increase private label sales, open new locations and integrate wholesale transfers to the new retail stores acquired by the Company.

     Earnings before patronage dividends reached record levels at $23.5 million, a 15.9 percent increase over the prior year. The solid improvement in earnings was achieved while absorbing the cost of consolidating the two Ohio divisions into one facility in Lima, Ohio.

     - Patronage dividends reached record levels at $5.6 million, an 8.6 percent increase.

     - Net earnings also reached record levels at $10.3 million, a 13.8 percent increase.

     Roundy's continues to concentrate on improving cash flows and strengthening our balance sheet. During 1996, net cash flows from operations exceeded $39 million, a 55.4 percent increase compared to 1995. In addition, the Company issued $25 million in Senior Unsecured Notes. These funds were essential to helping finance $39.3 million in capital expenditures and the purchase of a five store retail grocery business located in and around Sheboygan, Wisconsin.

Operating Accomplishments

     A major priority in Roundy's Strategic Plan was the consolidation of our two Ohio Divisions into one efficient operation. This was a significant undertaking, some aspects of which began in late 1995 but the majority of which was completed in 1996. Highlights included the transfer of 145 stores and more than $14 million in inventory from Columbus to Lima, the reracking of the Lima Division warehouse and the construction of new offices. Further, a 61,800 square foot freezer was constructed to accommodate 2,800 slots for the expanded sales base and provide the space needed to handle the increased variety of frozen products required by our retailers and their customers.

     Another strategic accomplishment for Roundy's was to secure ownership of the Westville, Indiana warehouse.
Until June of 1996, this facility was leased through a complex sublease involving several companies.

     We also made great efforts to identify opportunities to increase sales. We purchased a five store retail grocery group within our service area, which will increase annual sales by more than $75 million. We completed this purchase in June, and then sold one store to an existing retailer. With the acquisition, Roundy's increased its retail square footage by 126,300 square feet.
square feet of retail space.

     Our retailers also continued to expand their businesses, and this contributed to a large growth in sales. Several new stores were opened or expanded during the year, including:

MILWAUKEE DIVISION

     Location            Square Footage
     --------            --------------
     East Troy, WI       38,000 Replacement
     McFarland, WI       45,000 Replacement
     Waterford, WI       40,000 New

     Remodels
     Eau Claire, WI      18,000 Expansion
     Menomonee Falls, WI 15,000 Expansion

WESTVILLE DIVISION

     Location            Square Footage
     --------            --------------
     Logansport, IN      46,000 New
     Elkhart, IN         48,000 Replacement
     Kalamazoo, MI       35,000 New
     Schoolcraft, MI     35,000 New

LIMA DIVISION

     Location            Square Footage
     --------            --------------
     Shadyside, OH       10,000 New
     Ypsilanti, MI        9,000 New
     New Lebanon, OH      8,000 New

ELDORADO DIVISION

     Location            Square Footage
     --------            --------------
     Brandenburg, KY     8,000 New
     Providence, KY      7,500 New

Technology accomplishments

     Technology marches on. So much our pursuit of it at Roundy's if we are to continue to develop and improve our operations. Part of our overall stragetic plan is a plan for technology development, and in 1996 Roundy's engaged an independent consulting firm for advice.

     We identified a need to standardize all major systems company-wide. During 1996 we completed several of these steps by implementing a new, common, modern purchasing system in every division. We have also developed plans for standard, state-of-the-art warehouse system in all divisions, with progress started in the Westville Division.

     Other major systems targeted for upgrade and/or complete overhaul include order entry, billing, retail accounting and transportation. Our goal is to complete implementation at larger divisions in 1997, and the other divisions by mid-1998.

     Roundy's commitment to Efficient Consumer Response
("ECR") and Electronic Data Interchange ("EDI") continues.
We are working closely with a handful of key manufacturers to insure that Roundy's will keep abreast of the many changes occurring in our industry. These partnerships are a real "win-win" for Roundy's, our customers and our suppliers. They are also a central aspect of our strategy to continue reducing expense and improving operational efficiency.

     Besides our in-house systems, we have significantly improved systems offered to our customers. Specifically, a new contract was negotiated with one of the leading providers of electronic payment (debit and credit) services. Conversion of existing customers to this new provider will be completed in early 1997. Also, our target marketing program was enhanced to provide more options for targeting customers -- and to keep Roundy's in a position of leadership.

  Finally, our wide area network was expanded to accommodate 78 stores, the majority of which are using the satellite network. To ensure an even greater degree of reliability for the satellite, dial backup capabilities are available to all users.


Future goals

     Fiscal 1996 was a year of new records and significant accomplishments, and its fitting that we pause to reflect on them. It is equally fitting the we honor those people, departments and divisions whose efforts were the building blocks of our success.

     The year has passed, though, and we face many new challenges in 1997 and beyond. We believe our existing strategies were proven sound, and are the foundation of future growth. I am proud, though, of our Company's ability to see opportunity and challenge, and to plot new strategies to meet both.

     I look to every Roundy's associate for innovative approaches to the problems that will face us. But I am convinced that innovation is nothing more than the adaptation of common sense to meet new situations.

     Our plans call for continued reinvestment in the Company with more than $29 million in capital expenditures planned for 1997. We will continue to dedicate resources to improve and strengthen our retail stores.

     During 1996, private label product sales exceeded $179 million, a 7.4 percent increase. We will continue to increase our number of private label offerings. This, we believe, will continue to be a key growth area, so in 1997 we plan to add 143 new items in grocery, frozen food and dairy. Private label produce has also shown exceptional growth. We have planned to introduce more varieties of salad mixes as well as new salad dressings and dips.


     Good information makes good decisions possible -- for Roundy's and for its retailers. With our expansion into increasing private label offerings, we must make certain that the products we offer are generating the kinds of returns our retailers need to remain financially viable and capable of growing. So, we are in the process of implementing another stage of our category management program which we believe will provide our retailers with additional market data to focus on the items necessary to meet consumer demands.

     In 1997, Roundy's customers will have access to our web page on the Internet. We developed a special consumer service page which will allow them to E-mail their concerns directly to us. We recognize that it is essential for us to keep in touch with our customers and believe this will pay significant dividends as we move into the next century.

     To every Roundy's customer, associate and supplier, I wish to extend my personal thanks and congratulations, along with an invitation to help us meet the new challenges and opportunities that face us.

     The philosopher Edmund Burke said, "The past is not a guide to the future." I believe that's true. But I believe that past peformance is a good indicator of future performance. Given the past performance of our Company and its people, I am confident that Roundy's will enjoy a future filled with successes.

Gerald F. Lestina
President and Chief Executive Officer

Financial and Operational Review

Liquidity and capital resources

     The long-term viability of a Company like Roundy's is predicated on maintaining a sound financial foundation. It is a challenge to maintain a strong financial position when demands for capital, to support our growth, continue to increase.

     Fiscal 1996 was a year in which Roundy's experienced many challenges. Capital expenditures exceeded $39 million, a grocery retail business costing approximately $14 million was acquired and the Company consolidated two Ohio divisions into one expanded warehouse complex in Lima, Ohio.

     The Company made several strategic improvements designed at enhancing divisional operational efficiencies both in the short and long-term. The most comprehensive improvement, as noted above, was the consolidation of two
Ohio Divisions. This consolidation will create long-term savings which will be achieved through reduced capital, lower operating costs, increased volume with less administrative overhead and lower inventory requirements. Essential to the success of the consolidation was the construction of a new frozen food facility which eliminated the need for outside facilities and allowed for expanded product variety necessary to satisfy retailer and market demands. Based on the results to date, this new frozen food warehouse is expected to be a significant factor in the division's growth and a contributor to its financial strength.

     The Company completed a private placement of $25 million in 7.86% Senior Unsecured Notes during the second quarter of 1996. A large portion of these funds were used to finance the acquisition of the Westville Division warehouse which had been leased. Ownership of this facility was an important part of the strategic plan for the Company. The remainder of this new debt was utilized to acquire the five store grocery retailer.

     Even with a 62% increase in capital expenditures compared to 1995, the average daily borrowing of the Company only increased $13 million compared to 1995. Further, the Company continued to maintain its long-term debt to equity ratio below the 1.00:1 level at .85:1. This was slightly greater than the .79:1 ratio achieved in 1995, but better than anticipated in view of the strategic initiatives undertaken during the year. At December 28, 1996, the Company had $60 million available under its revolving credit agreements which management believes is adequate to finance its operations.

     The strong long-term debt to equity ratio was achieved with the significant net cash flows provided by operations. In fiscal 1996, these cash flows were $39.3 million versus $25.3 million in 1995 or a $14.0 million increase. A major factor influencing this growth was a $10.3 million decrease in inventories which was achieved while enjoying a $90.8 million increase in net sales. Equity in inventory in 1996 also reflected a positive trend declining 3.2% to 35.8% from 37.0% in 1995. The reasons for Roundy's ability to increase sales, yet decrease inventory, include (1) the Ohio consolidation, (2) the implementation of a standard, automated buying/inventory management system in all divisions, (3) expanded utilization of ECR and EDI applications in all divisions, and (4) continued management focus on improved inventory/category management approaches at all levels.

     A second significant factor in the strong cash flow improvement was the decrease in notes receivable in 1996 of $3.9 million with a 3.6% sales increase compared to a $6.3 million increase in 1995. The reduction in notes receivable was accomplished with an increased focus on customer liquidity and a concentrated credit program. This credit program was developed and implemented in all divisions to further standardize credit terms and reduce the Company's credit exposure with weaker customers. Corresponding to the decreases in inventory, accounts payable decreased $7.2 million in 1996 compared to a $0.5 million decrease in 1995. It is anticipated that there will be further reductions in accounts payable with the continued growth of EDI to transmit orders and receive invoices.

     A critical component of the Company's strategic plan is to maintain a strong balance sheet while strengthening the business. The capital structure for fiscal 1996 and 1995 is summarized in the table above.

     Roundy's growth in total capital was needed to finance the aforementioned acquisition and strategic initiatives completed during 1996. These strategic moves made during 1996 will better enable the Company to continue the positive trends into 1997, including enhanced performance in the consolidated Ohio Division and from the retail stores which were acquired during the year.

     The Company continued its plan of reinvesting resources in its facilities. In 1996, capital expenditures were the largest in over five years at $39.3 million versus $24.2 million for 1995. The largest expenditures include the purchase of the Westville Division complex for $18.9 and a state of the art freezer in Lima, Ohio for $5.4 million. In addition, $5.4 million was expended to acquire and upgrade
retail facilities Company-wide.   The fourth area of
significance was in the Company's transportation fleet where $2.7 million was expended. These fleet expenditures were made in addition to redeploying tractors and trailers made available as the result of closing the Columbus, Ohio facility. Maintaining a low freight cost is a critical element in providing competitive pricing to our customers. Therefore, one strategic goal of the Company is to make available, to all operating divisions, newer, lower maintenance and more reliable transportation equipment.

     A key ratio that illustrates the strength of the Company is its current ratio. It is important to keep this ratio at a prudent level by minimizing the investment in assets, such as receivables and inventory. With the continued implementation of modern purchasing and warehouse systems, as well as accounts receivable reporting systems, the Company has been able to minimize its investments in these types of assets, yet maintain a prudent current ratio. In fiscal 1996, this ratio was 1.42:1 versus 1.43:1 in 1995. Total working capital was also relatively flat at $90.5 million in 1996 compared to $90.7 million in 1995. Maintaining this level while realizing a $90.8 million growth in net sales in 1996 versus 1995, was a positive achievement requiring a Company-wide effort.

     Senior management realizes the importance of quality systems to manage and grow the Company in an industry undergoing major technological change. To maximize the benefits of funds expended in this area, a program was established in 1996 to standardize all systems in all divisions. This standardization will enable Company-wide communication and uniform evaluation of the buying, warehousing and financial functions. Additional benefits of standard systems include reduced programming and maintenance costs. This will also enable the Company to have more timely access to information regarding inventory costs. The resulting lower inventory levels and improved operations will provide cost savings and benefits which can then be passed to customers and to stockholders.

     Roundy's 1996 book value per share increased 10.75% over 1995 to $94.30 per share. Patronage dividends were approximately $5.6 million which represented an 8.6% increase over 1995 which was a record for the Company.
Stockholders' equity, including redeemable common stock, increased 9.9% compared to 1995.

RESULTS OF OPERATIONS

     Net sales and service fees increased $90.8 million over 1995 and $117.5 million over 1994. This represents a 3.6% increase over 1995 sales and a 4.8% increase over 1994. The five store retail grocery business acquired in June accounted for 35.9% of the increase over 1995 and 27.6% over 1994. Other factors include (1) expanded usage of the Company's target marketing/frequent shopper programs relative to 1995 and 1994, (2) growth in retail sales, and
(3) a 3.8% growth in our "non-foods" wholesale sales compared to 1995 and a 9.2% improvement over 1994. The Company continues to experience positive growth trends in non-foods which have been stimulated by expanded product lines and enhanced retailer programs.

     Gross profits improved .36% over 1995 and .15% over 1994. The modest improvements over both 1995 and 1994 are attributable to the Company's growth in retail stores.
Gross profits at the wholesale level continue to decline,
 .04% from 1995 and .22% from 1994. The gradual erosion of gross profits at the wholesale level is the result of several factors including (1) manufacturers changing programs and reducing buy-in opportunities, (2) the increase in passing of deal monies directly to the retailers and diminishing the wholesaler's role in the funding process, and (3) the continued competitive pressures to make the best price always available to the independent retailer. As in the past, Roundy's continues to work with both the manufacturers and the retailers to maximize cost reductions and offer "everyday low prices" to our retailers and their customers.

     Operating and administrative expenses increased .27% over 1995, but were .23% below 1994 levels, as a percent to net sales. The fluctuation in operating and administrative expenses as a percent to net sales can be attributed to the following: (1) a decline in closed store and bad debt expenses of $0.5 million compared to 1995 and $11.2 million compared to 1994, (2) the incurrence of $2.1 million in costs associated with the consolidation the Ohio warehouses in 1996, (3) an increase in corporate retail stores over the prior years which maintain a significantly higher wage expense, as a percent to net sales, and (4) an increase of
 .08% in depreciation expense, as a percent of net sales, in 1996 compared to 1995 and .11% compared to 1994. These changes in operating costs were the result of strategic plan initiatives which had been implemented in 1996. The continuing challenge is to maximize productivity opportunities in all divisions while keeping the related implementation costs at reasonable levels.

     Interest expense was $0.6 million greater than 1995, but was $1.0 million below 1994. The increase over 1995 in dollars is attributable to the increased debt which was needed in 1996 to finance the purchase of the Westville warehouse and the acquisition of the five store grocery retail business. Even with the increase in debt necessary to finance these initiatives, interest expense was only .33% of net sales in 1996 compared to .32% in 1995 and .39% in 1994. The ability of the Company to borrow at favorable rates continues to facilitate our growth as well as provide continued balance sheet strength.

     The effective income tax rates for 1996, 1995 and 1994 were 42.6%, 40.3% and 40.7%, respectively. The slight increase in the 1996 effective tax rate compared to prior years was the result of an increase in non-deductible goodwill which increased with the five store retail grocery business acquisition.

     The positive trend in earnings continued in 1996 with net earnings achieving .40% of net sales and fees compared to .36% in 1995 and .27% in 1994. The 1996 net earnings of $10.3 million is a Company record. The percent of these net earnings to net sales has been the highest percentage in 14 years and was achieved on a sales base which grew by $90.8 million compared to 1995 and $117.5 million compared to 1994. Further, the Company declared record patronage dividends to be paid to active stockholders. As a result of record sales in 1996, coupled with a reduction in administrative staff and standardization of the buying system in all divisions, Roundy's was able to achieve its strategic goals for 1996 and posture itself for continued growth in 1997.


Capital Structure (in millions)        1996                1995
---------------------------------------------------------------------
Long-term debt                   $ 93.6    46.0%     $ 78.9    44.1%
Stockholders' equity              109.9    54.0       100.0    55.9
---------------------------------------------------------------------
Total capital                    $203.5   100.0%     $178.9   100.0%
---------------------------------------------------------------------

Independent Auditors' Report


To the stockholders and Directors of Roundy's, Inc.:

     We have audited the accompanying consolidated balance sheets of Roundy's, Inc. and its subsidiaries as of December 28, 1996 and December 30, 1995 and the related statements of consolidated earnings, stockholders' equity and cash flows for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996 in conformity with generally accepted accounting principles.


Milwaukee, Wisconsin
February 21, 1997



Statements of Consolidated Earnings

For The Years Ended December 28, 1996, December 30, 1995 and December 31, 1994

                                   1996             1995            1994
                               --------------  -------------  ---------------
Revenues:
   Net sales and service fees  $2,579,010,200  $2,488,196,200  $2,461,509,600
   Other-net                        4,494,700       3,966,100       3,892,300
                               --------------  --------------  --------------
                                2,583,504,900   2,492,162,300   2,465,401,900
                               --------------  --------------  --------------
Costs and Expenses:
   Cost of sales                2,333,216,600   2,260,039,400   2,230,645,500
   Operating and administrative   218,342,700     203,943,400     214,221,900
   Interest                         8,479,900       7,929,000       9,479,300
                               --------------  --------------  --------------
                                2,560,039,200   2,471,911,800   2,454,346,700
                               --------------  --------------  --------------
Earnings Before Patronage
   Dividends                       23,465,700      20,250,500      11,055,200

Patronage Dividends                 5,568,300       5,128,500
                               --------------  --------------   -------------
Earnings Before Income Taxes       17,897,400      15,122,000      11,055,200

Provision (Credit) for Income Taxes:
   Current-Federal                  5,396,400       7,361,200       7,863,700
          - State                     859,800       1,177,400       2,290,100
          -Jobs & other tax credits  (141,200)       (105,700)       (448,700)
          -Deferred                 1,515,000      (2,333,000)     (5,204,000)
                               --------------  --------------   -------------
                                    7,630,000       6,099,900       4,501,100
                               --------------  --------------   -------------
Net Earnings                   $   10,267,400  $    9,022,100   $   6,554,100
                               ==============  ==============   =============

See notes to consolidated financial statements.


Consolidated Balance Sheets

As of December 28, 1996 and December 30, 1995

                                        1996                1995
                                   -------------       --------------
Assets

Current Assets:
   Cash and cash equivalents       $  40,342,300        $  26,382,000
   Notes and accounts receivable,
    less allowance for losses,
    $6,314,700 and $8,431,300,
    respectively                      98,593,300           99,727,000
   Merchandise inventories           155,562,300          163,204,100
   Prepaid expenses                    2,741,000            5,060,700
   Refundable and future income
    tax benefits                       7,817,400            8,496,800
                                   -------------        -------------
     Total current assets            305,056,300          302,870,600
                                   -------------        -------------
Other Assets:
   Notes receivable, less
    allowance for losses,
    $5,576,000 and $4,641,000,
    respectively                      12,386,600           17,249,100
   Other real estate                   4,439,700            4,659,400
   Goodwill and other assets          12,100,600            5,300,600
   Deferred income tax benefit         1,922,000            2,706,000
                                   -------------        -------------
      Total other assets              30,848,900           29,915,100
                                   -------------        -------------
Property and Equipment - At Cost:
   Land                                5,343,900            5,042,700
   Buildings                          69,084,600           43,021,900
   Equipment                         101,679,800           94,499,200
   Leasehold improvements             13,467,600           12,412,000
                                   -------------        -------------
                                     189,575,900          154,975,800
   Less accumulated depreciation
    and amortization                  90,840,100           80,424,900
                                   -------------        -------------
       Property and equipment - net   98,735,800           74,550,900
                                   -------------        -------------
                                   $ 434,641,000        $ 407,336,600
                                   =============        =============

See notes to consolidated financial statements.

Liabilities and Stockholders' Equity

Current Liabilities:
  Current maturities of
   long-term debt                  $  10,225,800        $   3,776,500
  Accounts payable                   159,038,100          165,539,300
  Accrued expenses                    44,358,400           42,231,400
  Income taxes                           936,100              583,600
                                   -------------        -------------
      Total current liabilities      214,558,400          212,130,800

  Long-Term Debt, Less
   Current Maturities                 93,614,600           78,850,200
  Other Liabilities                   16,522,700           16,322,500
                                   -------------        -------------
      Total liabilities              324,695,700          307,303,500

Commitments and Contingencies  (Note 10)

Redeemable Common Stock                6,217,100            8,132,000
                                   -------------        -------------
Stockholders' Equity:
   Common stock:
     Voting (Class A)                     16,300               16,700
     Non-voting (Class B)              1,325,200            1,282,400
                                   -------------        -------------
         Total common stock            1,341,500            1,299,100

   Amount related to recording
    minimum pension liability           (232,800)            (283,600)
   Patronage dividends payable
    in common stock                    3,779,000            3,405,000
   Additional paid-in capital         24,920,600           21,222,100
   Reinvested earnings                75,051,100           66,258,500
                                   -------------        -------------
                                     104,859,400           91,901,100
   Less treasury stock, at cost        1,131,200
                                   -------------        -------------
         Total stockholders' equity  103,728,200           91,901,100
                                   -------------        -------------
                                   $ 434,641,000        $ 407,336,600
                                   =============        =============

Statements of Consolidated Stockholders' Equity

For The Years Ended December 28, 1996, December 30, 1995 and December 31, 1994
                                    Common Stock
                          ------------------------------------ Patronage
                               Class A          Class B        Dividends    Additional
                          ------------------------------------ Payable in   Paid-in     Retained
                          Shares  Amount   Shares    Amount    Common Stock Capital     Earnings
                          ------------------------------------ ------------ ----------- -----------
Balance, January 1, 1994   15,500 $19,400 1,048,067 $1,310,100 $ 3,263,000  $18,761,900 $56,411,800
Net earnings                                                                              6,554,100
Common stock issued           700     900    52,138     65,200  (3,263,000)   3,516,200
Common stock purchased     (2,200) (2,800)   (1,533)    (1,900)                (222,200)   (191,800)
Redeemable common stock                     (15,880)   (19,900)                (314,700)   (894,500)
                         -------------------------------------------------------------------------
Balance, December 31, 1994 14,000  17,500 1,082,792  1,353,500           0   21,741,200  61,879,600
 Net earnings                                                                             9,022,100
 Common stock issued          200     200    12,755     16,000                  931,400
 Common stock purchased      (800) (1,000)  (17,446)   (21,800)                (384,500) (1,329,300)
 Redeemable common stock                    (52,204)   (65,300)              (1,066,000) (3,313,900)
 Patronage dividends
  payable in common stock                                        3,405,000
                          -------------------------------------------------------------------------
Balance, December 30, 1995 13,400  16,700 1,025,897  1,282,400   3,405,000   21,222,100  66,258,500
 Net earnings                                                                            10,267,400
 Common stock issued          600     800    51,806     64,800  (3,405,000)   4,312,900
 Common stock purchased    (1,000) (1,200)  (10,433)   (13,100)                (449,200)   (980,300)
 Redeemable common stock                     (7,090)    (8,900)                (165,200)   (494,500)
 Patronage dividends
  payable in common stock                                        3,779,000
                          -------------------------------------------------------------------------
Balance, December 28, 1996 13,000 $16,300 1,060,180 $1,325,200  $3,779,000  $24,920,600 $75,051,100
                          =========================================================================
Treasury Stock, December 28, 1996            13,285 $1,131,200
                                          ========= ==========

See notes to consolidated financial statements.
</end table>
Statements of Consolidated Cash Flows

For The Years Ended December 28, 1996, December 30, 1995 and December 31, 1994

                                         1996          1995           1994
                                      ------------  ------------ ------------
Cash Flows From Operating Activities: $ 10,267,400  $  9,022,100 $  6,554,100
  Net earnings
  Adjustments to reconcile
   net earnings to net cash flows
   provided by operating activities:
    Depreciation and amortization        16,326,800   13,594,400   12,756,500
    Allowance for losses                  5,302,600    5,871,500    9,166,600
    (Gain) loss on sale of
     property and equipment              (1,233,500)     451,900   (1,087,700)
    Closed facility reserve                 620,200       42,300    8,000,000
    Patronage dividends payable
     in common stock                      3,779,000    3,405,000
   (Increase) decrease in operating
    assets:
    Accounts receivable                  (2,818,400)  (6,768,000)  (5,012,600)
    Merchandise inventories              10,319,700   (6,008,400)  (4,026,200)
    Prepaid expenses                      2,453,500      713,500    1,182,600
    Refundable and future income
     tax benefits                           679,400   (2,805,000)  (1,410,000)
    Other real estate                       219,700    1,924,800      758,800
    Goodwill and other assets              (413,400)   1,208,700      323,300
    Deferred income tax benefit            (860,100)     472,000   (3,060,000)
  Increase (decrease) in operating
   liabilities:
    Accounts payable                     (7,237,800)    (485,400)  35,837,100
    Accrued expenses                        850,400    6,018,200   (1,582,700)
    Income taxes                            864,300   (3,899,600)   4,072,300
    Deferred income taxes                                            (734,000)
    Other liabilities                       200,200    2,538,200    3,015,300
                                      ------------- ------------  -----------
  Net cash flows provided by
   operating activities                  39,320,000   25,296,200   64,753,400
                                      ------------- ------------  -----------
Cash Flows From Investing Activities:
   Capital expenditures                 (39,291,800) (24,216,300) (22,316,600)
   Proceeds from sale of property
    and equipment                         5,763,400    5,296,500    1,753,200
   Payment for business acquisition
    net of cash acquired                (13,918,700)
   Decrease (increase) in
    notes receivable                      3,927,500   (6,342,800)     830,400
                                      ------------- ------------  -----------
 Net cash flows used in investing
  activities                            (43,519,600) (25,262,600) (19,733,000)
                                      ------------- ------------  -----------
Cash Flows From Financing Activities:
   Proceeds from long-term borrowings    25,000,000
   Principal payments of long-term debt (10,235,600)  (9,376,500)  (24,818,000)
   Increase (decrease) in current
    maturities of long-term debt          6,449,300   (1,902,100)   (3,381,700)
   Proceeds from sale of common stock       973,500      947,600       319,300
   Common stock purchased                (4,027,300)  (3,589,400)   (2,716,800)
                                      ------------- ------------  ------------
   Net cash flows provided by
    (used in) financing activities       18,159,900  (13,920,400)  (30,597,200)
                                      ------------- ------------  ------------
Net Increase (Decrease) in Cash and
 Cash Equivalents                        13,960,300  (13,886,800)   14,423,200

Cash And Cash Equivalents,
 Beginning Of Year                       26,382,000   40,268,800    25,845,600
                                      ------------- ------------  ------------
Cash And Cash Equivalents,
 End Of Year                          $  40,342,300 $ 26,382,000  $ 40,268,800
                                      ============= ============= ============
Cash Paid During The Year For:
   Interest                           $   8,545,900 $  8,116,000  $  9,775,300
   Income Taxes                           6,965,100   12,319,000     5,163,300
     Supplemental Noncash Financing
      Activities - Patronage
      Dividends Payable in
      Common Stock                        3,779,000    3,405,000

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements


1. SIGNIFICANT ACCOUNTING POLICIES
Description of business-The Company is primarily engaged in the wholesale distribution of food products and related non-food items through retail supermarkets, primarily located in the Great Lakes Region of the Midwestern United States, many of which are owned by stockholder-customers or the Company.

Fiscal year-The Company's fiscal year is the 52 or 53 week period ending the Saturday nearest to December 31. Each of the three years in the period ended December 28, 1996 included 52 weeks.

Consolidated financial statements-The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany balances and transactions are eliminated in consolidation. Revenue from product sales are recognized upon shipment of the product for food distribution and at the point of sale for retail food. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents-The Company considers all highly liquid investments, with maturities of three months or less when acquired, to be cash equivalents.

Inventories-Inventories are primarily recorded at the lower of cost, on the first-in, first-out method, or market.

Goodwill-The excess of cost over the fair value of net assets of businesses acquired (goodwill) is being amortized on a straight-line basis over 20 years. Accumulated amortization at December 28, 1996 and December 30, 1995 was
$3,517,800 and $2,989,800, respectively.

Long-lived assets-The Company periodically evaluates the carrying value of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company analyzes the future recoverability of the long-lived assets using the related undiscounted future cash flows of the business and recognizes any adjustment to its carrying value on a current basis.

Depreciation-Depreciation and amortization of property and equipment are computed primarily on the straight-line method over their estimated useful lives, which are generally thirty-one years for buildings, three to ten years for equipment and five to twenty years for leasehold improvements. Equipment under capitalized leases are amortized over the terms of the respective leases.

Closed facility costs-When a facility is closed the remaining investment, net of expected salvage value, is expensed. For properties under lease agreements, the present value of any remaining future liability under the lease, net of expected sublease recovery, is also expensed. The amounts charged to operations for the present value of these remaining future liabilities were $620,000, $42,300 and $8,000,000 in 1996, 1995 and 1994, respectively.

Income Taxes-The Company provides income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

2. ACQUISITION
On June 22, 1996, the Company purchased all of the outstanding stock of a grocery retailer for $13,918,700 in cash. The acquisition has been accounted for as a purchase and the results of operations have been included in the Consolidated Financial Statements since the date of acquisition. On an unaudited pro-forma basis, the effect of the acquisition was not significant to the Company's 1996 results of operations.

3. PATRONAGE DIVIDENDS
The Company's By-Laws require that for each of the last three fiscal years, to the extent permitted by the Internal Revenue Code, patronage dividends are to be paid out of earnings from business done with stockholder-customers in an amount which will reduce the net earnings of the Company to an amount which will result in a 10% increase in the book value of its common stock. The dividends are payable at least 20% in cash and the remainder in Class B common stock. Dividends for the years ended December 28, 1996 and December 30, 1995 were payable 30% in cash. There were no patronage dividends for the year ended December 31, 1994 because the Company did not meet the requirement to increase the book value of its common stock by 10%.

4. NOTES RECEIVABLE
The Company extends long-term credit to certain independent retailers it serves to be used primarily for store expansion or improvements. Loans to independent retailers are primarily collateralized by the retailer's inventory, equipment, personal assets and pledges of company stock. Interest rates are generally in excess of the prime rate and terms of the notes are up to 15 years. Included in current notes and accounts receivable are amounts due within one year totalling $10,190,000 and $9,305,500 at December 28, 1996 and December 30, 1995, respectively.

5. LONG-TERM DEBT
Long-term debt, exclusive of current maturities, consists of the following at the respective year-ends:

                                            1996            1995
                                       ------------    -------------
Senior unsecured notes payable:
   9.26%, due 1998 to 2001             $ 10,000,000    $  12,500,000
   7.57% to 8.26%, due 1998 to 2008      19,700,000       20,900,000
   6.94%, due 1998 to 2003               38,571,400       45,000,000
   7.86%, due 2000 to 2006               25,000,000
Other long-term debt                        343,200          450,200
                                       ------------    -------------
Total                                  $ 93,614,600    $  78,850,200
                                       ============    =============


At December 28, 1996, $60,000,000 was available to the
Company under its revolving credit agreements, all of which was unused. The loan agreements include, among other provisions, minimum working capital and net worth requirements and limit stock repurchases and total debt outstanding.

Repayment of principal on long-term debt outstanding is as follows:

1997.........................................$10,225,800
1998......................................... 10,156,800
1999......................................... 10,159,700
2000......................................... 24,734,400
2001......................................... 13,738,000
Thereafter................................... 34,825,700


6. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company's financial instruments, as defined in SFAS
No. 107, "Disclosures About Fair Value of Financial
Instruments," consist primarily of accounts and notes receivable, accounts payable, notes payable and long-term debt. The carrying amounts for accounts and notes receivable, accounts payable and notes payable approximate their fair values. Based on the borrowing rates currently available to the Company for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities, is approximately
$102,750,000 and $81,100,000 as of December 28, 1996 and
December 30, 1995, respectively.

Notes to Consolidated Financial Statements Continued


7. COMMON STOCK
The authorized capital stock of the Company is 60,000 shares of Class A common stock and 2,400,000 shares of Class B common stock with a par value of $1.25 a share. Inactive customers are required to exchange Class A voting stock held for Class B non-voting stock.

The issuance and redemption of common stock is based on the book value thereof as of the preceding year-end. The year-end book value was $94.30, $85.15 and $77.40 for 1996, 1995 and 1994, respectively. The Company is obligated, upon request, to repurchase common stock held by inactive customers or employees. The amount available for such repurchases in any year is subject to limitations under certain loan agreements.

Class B common stock which is subject to redemption is reflected outside of stockholders' equity. Redeemable common stock is held by inactive customers and former employees. As of December 28, 1996 and December 30, 1995, 65,929 and 95,502 shares, respectively, were subject to redemption. The Class B common stock subject to redemption is payable over a five year period based upon the book value at the preceding fiscal year end. The Company expects to repurchase shares of 23,409, 17,130, 12,956, 11,072 and 1,362 in 1997, 1998,
1999, 2000 and 2001, respectively.

In conjunction with the acquisition discussed in Note 2, 13,285 shares of Class B common stock were owned by the acquired company. The fair market value of the shares as of the June 22, 1996 acquisition date has been reflected in the Consolidated Balance Sheet as treasury stock.

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

Option and SAR transactions are as follows:

                                          Options     SARs         Price
                                          -------     ------     -----------
     Outstanding, January 1, 1994......    43,167     18,500     $53.10-65.10
        Exercised......................    (3,667)                58.75-65.10
                                          -------     ------     ------------
     Outstanding, December 31, 1994....    39,500     18,500      53.10-65.10
        Granted........................     9,500      4,500            77.40
        Exercised......................    (3,400)    (1,550)     53.10-65.10
        Cancelled......................    (2,000)    (2,350)     53.10-65.10
                                          -------     ------     ------------
     Outstanding, December 30, 1995....    43,600     19,100      53.10-77.40
        Exercised......................    (1,600)    (2,266)     53.10-77.40
        Cancelled......................      (500)      (834)           77.40
                                          -------     ------     ------------
     Outstanding, December 28, 1996....    41,500     16,000     $53.10-77.40
                                          =======     ======     ============

     Available for grant after
        December 28, 1996..............     9,500      5,184
                                          =======     ======

Options granted become exercisable based on the vesting rate which ranges from 20% at the date of grant to 100% eight years from the date of grant. As of December 28, 1996, options were exercisable for 34,633 shares at $53.10-$77.40 per share.

SAR holders are entitled, upon exercise of a SAR, to receive cash in an amount equal to the excess of the book value per share of the Company's common stock as of the last day of the Company's fiscal year immediately preceding the date the SAR is exercised over the base price of the SAR. SARs granted become exercisable based on the vesting rate which ranges from 20% on the last day of the fiscal year of the grant to 100% eight years from the last day of the fiscal year of the grant. Compensation expense was not material in 1996, 1995 and 1994. As of December 28, 1996, 9,882 SARs
were exercisable at $53.10-$77.40 per SAR.

In the event of a change in control of the Company, all options and SARs previously granted and not exercised, become exercisable.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Compensation expense was immaterial for 1996 and 1995. If the Company had elected to recognize compensation cost for the Plan based on the fair value of the options at the grant dates, consistent with the method prescribed by SFAS No. 123, the decrease in 1996 and 1995 net earnings would have been less than $60,000.

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

The following sets forth the funded status of the plans at December 28, 1996 and December 30, 1995:

                                      1996                 1995
                         ------------------------- --------------------------
                         Assets Exceed Accumulated Assets Exceed Accumulated
                         Accumulated    Benefits   Accumulated    Benefits
                          Benefits    Exceed Assets Benefits    Exceed Assets
                         ------------------------- --------------------------
Actuarial present value of:
   Vested benefit
    obligation...........$25,136,600  $  5,211,100  $23,977,700  $  3,473,300
                         ===========  ============  ===========  ============
   Accumulated benefit
    obligation...........$27,197,200  $  5,347,300  $26,054,300  $  3,592,200
                         ===========  ============  ===========  ============
   Projected benefit
    obligation...........$32,399,900  $  5,347,300  $30,750,300  $  3,592,200
Plan assets (primarily
 listed stocks and bonds)
  at market value........ 28,647,200     4,630,600   26,928,100     2,465,900
                         -----------  ------------  -----------  ------------
Projected benefit
 obligation in excess of
  plan assets............ (3,752,700)     (716,700)  (3,822,200)   (1,126,300)
Unrecognized net loss....    907,600       333,900    1,419,500       478,600
Prior service cost not
 yet recognized in net
  periodic pension cost..    240,100         83,800     359,800        63,400
Unrecognized net asset...   (776,500)      (118,900) (1,069,500)
Adjustment required to
 recognize minimum
  liability..............                  (393,900)                 (542,000)
                         -----------  ------------- -----------  ------------
Accrued pension cost.....$(3,381,500) $    (811,800)$(3,112,400) $ (1,126,300)
                         ===========  ============= ===========  ============

The assumptions used in the accounting were as follows:

                                              1996       1995     1994
                                              -----      -----    -----
Discount rate                                 7.75%      7.75%    8.25%
Rate of increase in compensation levels       4.00%      4.00%    4.00%
Expected long-term rate of return of assets   9.00%      9.00%    9.00%


In accordance with SFAS No. 87, "Employers' Accounting for
Pensions," the Company has recorded a minimum liability of which $232,800 and $283,600, net of income taxes, is reflected as a reduction of stockholders' equity in 1996 and 1995, respectively.

Net pension cost for the foregoing defined benefit plans
includes the following components:
                                            1996        1995         1994
                                         ----------- -----------  -----------
Service cost-benefits earned
 during the year                         $ 2,155,300 $ 1,652,800  $ 1,756,800
Interest on projected benefit obligation   2,608,900   2,191,100    2,020,600
Actual (return) loss on plan assets       (3,361,100) (4,424,500)   1,013,200
Net amortization and deferral                575,600   1,989,200   (3,625,300)
                                         ----------- -----------  -----------
     Net pension cost                    $ 1,978,700 $ 1,408,600  $ 1,165,300
                                         =========== ===========  ===========

The Company and its subsidiaries also participate in various multi-employer plans which provide defined benefits to employees under collective bargaining agreements. Amounts charged to pension expense for such plans were $4,296,100, $3,611,600 and $3,705,300 in 1996, 1995 and 1994,
respectively. Also, the Company has a defined contribution plan covering substantially all salaried and hourly employees not covered by a collective bargaining agreement. Total expense for the plan amounted to $556,600, $541,500 and $507,500 in 1996, 1995 and 1994, respectively.


Notes to Consolidated Financial Statements Continued

9. INCOME TAXES
Federal income tax at the statutory rates of 35% in 1996, 1995 and 1994 and income tax expense as reported are reconciled as follows:

                                            1996       1995       1994
                                         ---------- ---------- ----------
Federal income tax at statutory rates    $6,264,100 $5,292,700 $3,869,300
State income taxes, net of federal
 tax benefits                               930,700    765,300    720,000
Jobs and other tax credits                 (141,200)  (105,700)  (448,700)
Other-net                                   576,400    147,600    360,500
                                         ---------- ---------- ----------
Income tax expense                       $7,630,000 $6,099,900 $4,501,100
                                         ========== ========== ==========

The approximate tax effects of temporary differences at
December 28, 1996 and December 30, 1995 are as follows:
                                1996                                      1995
                    ---------------------------------------------------------------------------
                    Assets      Liabilities      Total     Assets      Liabilities   Total
                    ---------------------------------------------------------------------------
Allowance for
 doubtful accounts  $ 1,285,000               $ 1,285,000  $ 1,603,000              $ 1,603,000
Inventories                     $(1,314,200)   (1,314,200)             $ (975,200)     (975,200)
Employee benefits     4,225,000                 4,225,000    4,825,000                4,825,000
Accrued expenses
 not currently
 deductible           1,926,000                 1,926,000    3,044,000                3,044,000
                    ---------------------------------------------------------------------------
     Current          7,436,000  (1,314,200)    6,121,800    9,472,000   (975,200)    8,496,800
                    ---------------------------------------------------------------------------
Allowance for
 doubtful accounts    2,254,000                 2,254,000    1,876,000                1,876,000
Depreciation and
 amortization                    (6,989,000)   (6,989,000)              (3,739,000)  (3,739,000)
Employee benefits     3,971,000                 3,971,000    3,485,000                3,485,000
Accrued expenses
 not currently
 deductible           2,906,000                 2,906,000    1,068,000                1,068,000
Other                              (220,000)     (220,000)      16,000                   16,000
                    ---------------------------------------------------------------------------
     Noncurrent       9,131,000  (7,209,000)    1,922,000    6,445,000  (3,739,000)   2,706,000
                    ---------------------------------------------------------------------------
     Total          $16,567,000 $(8,523,200)  $ 8,043,800  $15,917,000 $(4,714,200) $11,202,800
                    ===========================================================================
</end table>

10. LEASE OBLIGATIONS AND CONTINGENT LIABILITIES
Rental payments and related subleasing rentals under operating leases are as follows:

                                RENTAL PAYMENTS
                           ----------------------
                                                      SUBLEASING
                           MINIMUM      CONTINGENT      RENTALS
                           ----------- ------------   -------------
     1994                  $36,268,800    $448,300    $22,329,500
     1995                   35,264,400     422,900     22,045,500
     1996                   31,711,700     486,600     21,628,300


Contingent rentals may be paid under certain store leases on the basis of the store's sales in excess of stipulated amounts.

Future minimum rental payments under long-term leases are as follows at December 28, 1996:
                                               OPERATING
                                                 LEASES
                                             ------------
     1997                                    $ 30,644,000
     1998                                      29,566,500
     1999                                      28,297,000
     2000                                      27,163,700
     2001                                      26,079,700
     Thereafter                               210,877,200
                                             ------------
     Total                                   $352,628,100
                                             ============

Total minimum rentals to be received in the future under non-cancelable subleases as of December 28, 1996 are $265,510,700.

The Company has guaranteed customer bank loans and customer leases amounting to $645,700 and $983,500, respectively, at December 28, 1996.

The Company is involved in various claims and litigation arising in the normal course of business. In the opinion of management, the ultimate resolution of these actions will not materially affect the consolidated financial position, results of operations or cash flows of the Company.


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

Patrick D. McAdams
MCADAMS, INC.
OCONOMOWOC, WI

Robert E. Bartels
MARTIN'S SUPER MARKETS, INC.
SOUTH BEND, IN

George C. Kaiser
MILWAUKEE, WI

Henry Karbiner, Jr.
TRI CITY BANKSHARES CORPORATION
OAK CREEK, WI

Brenton H. Rupple
MILWAUKEE, WI


ELECTED CORPORATE OFFICERS


Gerald F. Lestina
PRESIDENT & CEO

Ralph D. Beketic
VICE PRESIDENT -
WHOLESALE

David C. Busch
VICE PRESIDENT
OF ADMINISTRATION

Edward G. Kitz
VICE PRESIDENT, SECRETARY
& TREASURER

Charles H. Kosmaler, Jr.
VICE PRESIDENT OF
LOGISTICS AND PLANNING

Robert D. Ranus
VICE PRESIDENT &
CHIEF FINANCIAL OFFICER

Michael J. Schmitt
VICE PRESIDENT - SALES
AND DEVELOPMENT

Marion H. Sullivan
VICE PRESIDENT OF
MARKETING



ADVISORY COMMITTEE


Kent Burnstad
BURNSTAD'S SUPERMARKET
P.O. BOX 768
TOMAH, WI 54660

Bob Glisch
MEGA MARTS, INC.
6400 S. 27TH STREET
OAK CREEK, WI 53154

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

Robert S. Gold
B. & H. GOLD CORPORATION
BROWN DEER, WI

David A. Ulrich
MEGA MARTS, INC.
OAK CREEK, WI

Gary R. Sarner
PRESIDENT & COO
CHRISTIANA COMPANIES, INC.
MILWAUKEE, WI

Robert R. Spitzer
PRESIDENT EMERITUS
MILWAUKEE SCHOOL OF
ENGINEERING
MILWAUKEE, WI


DIVISIONAL MAP

PICTURE OF MAP SHOWN


1.  CORPORATE OFFICE - ROUNDY'S, INC.
    23000 ROUNDY DRIVE, PEWAUKEE WI  53072

2.  MILWAUKEE DIVISION
    11300 W BURLEIGH STREET, WAUWATOSA, WI  53222

3.  ROUNDY'S GENERAL MERCHANDISE DIVISION
    400 WALTER ROAD, MAZOMANIE, WI  53560

4.  ELDORADO DIVISION
    ROUTE 45 SOUTH, ELDORADO, IL  62930

5.  EVANSVILLE PERISHABLE DIVISION
    4501 PETERS ROAD, EVANSVILLE, IN  47711

6.  WESTVILLE DIVISION
    6500 SOUTH U.S. 421, WESTVILLE, IN  46391

7.  SOUTH BEND PERISHABLE DIVISION
    2107 WESTERN AVENUE, SOUTH BEND IN  46619

8.  MUSKEGON DIVISION
    1764 CRESTON STREET, MUSKEGON, MI  49443

9.  VAN WERT DIVISION
    1200 N. WASHINGTON, VAN WERT, OH  45891

10. LIMA DIVISION
    1100 PROSPERITY ROAD, LIMA, OH  45802

