Form 10-K405, Exhibit 13
period 1998-01-03
ROUNDYS INC
filed 1998-04-03
CIK 314423


($000 omitted except
for per share data and ratios)      1997      1996       1995      1994        1993
Net sales and service fees      $2,610,697 $2,579,010 $2,488,196 $2,461,510 $2,480,254
Net earnings                        11,204     10,267      9,022      6,554      8,028
Patronage dividends                  5,687      5,568      5,129          0      5,301
Total assets                       440,310    434,641    407,337    404,652    380,092
Long term debt                      83,458     93,615     78,850     88,227    113,045
Stockholders equity                122,460    109,945    100,033     90,419     86,066
Book value per share                104.35      94.30      85.15      77.40      71.65
Working capital                     84,074     90,498     90,740     91,814    113,643
Current ratio                       1.39:1     1.42:1     1.43:1     1.43:1     1.64:1
Earnings before
patronage dividends as
a percent of net sales                .97%       .91%       .81%       .45%       .81%
and service fees



"The secret of success is constancy to  purpose."     -Benjamin Disraeli, 1872

As we close out this, the 125th year of our Company, it is worthwhile to take one more look back on the successes that have brought us closer to a new millennium and, I believe, to the threshold of a new era of unbridled prosperity for Roundy's.

Looking back, I find it very interesting to note that when Smith, Roundy & Co. was founded, Ulysses S. Grant was in his first term as President. That a Civil War hero was in the White House when this Company was founded is significant because it gives a sense of the depth of our roots in the history of Wisconsin and America.

Few companies have survived the turbulence and the changes in the society and the economy for 125 years. Few companies have withstood the test of time.

 In an era of mergers and acquisitions and leveraged buy-outs, even fewer can make the claim to be thriving 125 years after their founding. An even smaller number can lay claim to maintaining their independence and their local ownership for more than a century.

Roundy's has done all these things.  It is what makes us unique.

Like Disraeli, who was Britain's prime minister at the time of our founding and who I have quoted above, this Company's commitment to constancy of purpose - its continued and unwavering commitment to high quality at a low price - has been the key to our success for 125 years.

As a result, Roundy's has not only maintained its independence and prosperity, we have enjoyed one of our best years ever in 1997.

In reviewing this year, you will gain a good understanding of how RoundyOs has achieved its successes and why we are poised for further prosperity in the future.

THE YEAR IN REVIEW

"Coming together is a beginning; keeping together is progress; working
together is success."         -Henry Ford

This Company is a team. Our retailers, our associates and everyone associated with Roundy's has worked together to create our success, and we all share credit for a strong year in 1997.

The Company's achievements in 1997 were many and varied. Our 125th year saw record sales, profits and the lowest ratio of long-term debt to equity in more than a decade.

We will list just a few of the highlights:

-    Net sales and service fees increased $31.7 million from 1996, and
$122.5        million from 1995.  These increases were significant in an era of low inflation and increasing competition.  Increases took place in
all areas of our business,      including wholesale grocery, non-food and
corporate store operations.

- Book value per share increased to $104.35 per share in 1997 from $94.30 per share in 1996. Patronage dividends were also up to $5.7 million for 1997 compared with $5.6 million for 1996. Stockholders' equity increased $12.5 million.

- Cash flows from operations continued to improve from strong performances in previous years. This allowed the Company to use cash flows from operations as the primary source for capital.

- Average borrowings continued to decline. Borrowings were $102.1 million in 1997 compared with $106.1 million in 1996. With the continued repayment of debt and decline in average borrowings, Roundy's long term debt to equity ratio dropped.

- The Company continues to work toward its strategic plan goal of reducing operating and administrative costs. As such, operating and administrative expenses excluding depreciation at wholesale were 5.43% of net sales and fees compared to 5.55% in 1996 and 5.70% in 1995.

- Roundy's had another outstanding year in private label, increasing sales at a very healthy rate of 8.3% over a strong year in 1996. Growth was fueled by perishable product offerings, but it was further boosted by the introduction of 270 new items. We also received exceptional support from the promotional campaign for our 125th anniversary as well as the daily support from our retail stores.

- In celebration of our 125th year, we recreated packaging for items such as canned whole kernel corn, cut green beans and jellied cranberries in a nostalgic, turn-of-the century style that was highly popular with our customers. The enthusiasm and excitement over this promotion was overwhelming, and it resulted into increased sales.

- An initiative to improve productivity in the Milwaukee Division through the use of engineered labor standards resulted in a significant productivity increase.

- The Lima Division also leased an additional 94,000 sq.ft. of warehouse space for expanding its selection lines.

- Management Information Systems accomplished several significant goals in 1997 that included key system implementations in addition to the design and nstallation of the overall network infrastructure.

The warehouse management system was successfully installed at Westville, South Bend and Lima in 1997. The training of the people and maturing of the system in Westville and South Bend is starting to produce the anticipated return on investment by reducing operating costs whereas the Lima Division will fully enjoy these benefits in 1998.

In order to centralize the computer processing and application controls in Pewaukee, a complex wide area network integrated into the local networks was essential. A corporate wide installation of the network was completed this past year. Further, incremental costs of managing and maintaining the network have been more than offset by a significant reduction in the costs associated with long distance voice communications, a component that was integrated into our overall voice and data communications strategy. To complement the networks in addition to providing the escalated processing power, a new computer was installed in the fall of the year.

The centralization and standardization strategy will continue to be a major theme driving many of our initiatives in 1998, but all goals are predicated around the Year 2000 Project. At the conclusion of 1997, a project plan was being exercised that has targeted total replacement or remediation of non-compliant code by the first quarter of 1999.

Further efforts in 1998 will undertake projects that will be focused on defining in greater detail our proposed direction regarding electronic data interchange (OEDIO), enterprise engineering, systems integration and the internet.

THE CHALLENGE OF THE FUTURE

"In life, as in a football game, the principle to follow is: Hit the line hard."
-Teddy Roosevelt

The challenges of the coming years will be met with the same vigor, the same strength and commitment to our customers that has made Roundy's thrive for the past 125 years. In short, we will continue to "hit the line hard" with a prudent but aggressive strategic plan.

The battlefield of the marketplace is constantly changing. But like the tenacious generalship of Grant, Roundy's will never shy from the challenge of being the market leader. I believe we will always meet that challenge because we will never forget our roots.

We hold dear the things that have made us a success: Our customers, our associates and sound, prudent business practices combined with the agility to change with customer needs. We will honor this Company's 125-year-old tradition by maintaining the values which made us a success.

Grant once said during a battle: "Wherever the enemy goes, let our troops go also." We need to maintain that type of spirit. We cannot forget the need to meet new challenges wherever they may present themselves.

We cannot rest on the successes which have brought us to this prominent point in our history.

Rather, we must honor our past by being prepared to respond to the challenges of the future. By visualizing and planning for success, and by facing every challenge head on. To paraphrase Grant, wherever there is a challenge, let us go there also. It is that kind of spirit that has built this Company.

As a result, there is no question in my mind that our retailers and our employees, the people who have made this Company a success going into our 126th year, will help us continue in our commitment to being the market leader well into the next millennium.

IN CLOSING

As Roundy's closes out its 125th year and the celebration of our founding and our roots winds down, we turn to the future with the promise of prosperity and good times.

No discussion of this Company's success would be complete without thanking the people who have built it. Our stockholders, our retailers and our associates all deserve due credit for making 1997 a banner year.

We want to thank you all for being part of a tremendous year. You have all helped us build the legacy of a strong Company with deep roots in the community and a commitment to excellence.

We look forward to facing the challenges of the coming years with a strong team in place, a vision for the future, and a powerful desire to work together as a team to maintain Roundy's market leadership for many years to come.


Sincerely,

GERALD F. LESTINA

Gerald F. Lestina
President and Chief Executive Officer


LIQUIDITY &  CAPITAL RESOURCES
Two years ago we emphasized the Company's dedication to developing, implementing and building its financial strength, utilizing a disciplined approach under the framework of Roundy's corporate strategic plan.

Keys to achieving the goals and objectives outlined in the strategic plan were sales growth, continued profitability and a strong capital structure. The 1997 financial results have moved the Company a long way in the direction of achieving many of its short-term goals. Specifically, Roundy's achieved record sales, profits and the lowest ratio of long-term debt to equity in over a decade.

In conjunction with the operating records, the Company continued to strengthen its balance sheet and its cash flow from operations. During each of the last two fiscal years, Roundy's was able to retire $10.2 million in debt. Further, it did not have to maximize the use of its revolving credit agreement but rather utilized cash flow from operations as the primary source for capital. In this regard, cash flow from operations continued to improve, up 24.1% from 1996 and up 92.9% from 1995. The strong internal cash flow also allowed the Company to reduce its total debt and to maintain its low average cost of debt at 7.7%, both for 1997 and 1996.

Additionally, average borrowings continued to decline. These borrowings were $102.1 million in 1997 compared to $106.1 million in 1996. With the repayment of debt and the decline in average borrowings, Roundy's long-term debt to equity ratio dropped to 0.68:1 in 1997 versus 0.85:1 in 1996.

The lowering of debt and the enhancing of interest income through overnight investment of excess cash was the result of several factors. Emphasis continues to be placed on lowering inventory levels, which declined $4.7 million in 1997 compared to 1996 and $12.3 million compared to 1995. Average equity in inventory declined to 33.5% in 1997 versus 34.3% in 1996. Lastly, average days sales outstanding in accounts receivable declined to
9.2 days in 1997 versus 10.0 days in 1996.

An essential element in building and strengthening the Company is a prudent capital expenditure program. In 1997, the Company's capital expenditures exceeded $22.7 million which was down $16.6 million from 1996Os record year of $39.3 million. Approximately $9.4 million and $7.8 million, respectively, were spent for fleet additions and on corporate retail stores in 1997. Further, the Company purchased the stores of a former retail customer which included fixed assets valued at $2.3 million. In excess of $3.6 million was spent to remodel the Bluemound Pick `n Save store and to open the new Oshkosh store. The balance of capital expenditures was for warehouse enhancements, warehouse equipment, computers and computer systems. A decision was made to standardize all key systems within the Company.
In this regard, over $2.2 million was expended on communications hardware and software and other data processing equipment in an effort to facilitate that process, maximize processing capabilities, reduce data transmission costs and standardize all major systems within the Company. The goal is to utilize standardization to (1) bring all divisions' data processing capabilities to a desired level of performance, (2) reduce day to day processing costs, (3) facilitate changes to more modern systems and
(4) coordinate this effort with the Company's Year 2000 project.

The Company's 1997 and 1996 capital structures are summarized in the table below



           Capital Structure (in millions)
                            1997            1996
                      --------------   -------------
Long term debt        $83.4    40.5%   $93.6   46.0%
Stockholder's equity  122.5    59.5    109.9   54.0
Total capital         $205.9   100.0%  $203.5  100.0%





An important ratio which management continues to monitor is the Company's current ratio. The Company's goal is to maintain a strong current ratio and minimize the investment of corporate resources in receivables and inventory. As noted previously, average days sales outstanding in accounts receivable has declined over 8.0% from 1996 and 14.8% from 1995. Further, inventory turns improved to 15.4 turns in 1997 compared to 14.6 turns for 1996 and 14.1 turns for 1995. The implementation of a standard, modern buying system at all divisions, reducing investment in inventory and expanding of electronic purchasing with a greater number of vendors resulted in a 1997 current ratio of 1.39:1 versus 1.42:1 for 1996. This ratio meets credit agreement requirements and is in line with the Company's strategic goal for maintaining an appropriate current ratio while minimizing its working capital investment.

Book value per share increased 10.7% in 1997 to $104. 35 per share from $94.30 per share for 1996. Patronage dividends were also up 2.1% to $5.7 million for 1997 versus $5.6 million for 1996.
Finally, stockholders' equity in 1997 increased $12.5 million or 11.4% compared to 1996 and increased $22.4 million or 22.4% from 1995.

RESULTS OF OPERATIONS

The year 1997 represented a 53 week year for Roundy's. Net sales and fees for the year increased $31.7 million or 1.2% compared to 1996 and $122.5 million or 4.9% compared to 1995. These increases were significant during a time of low inflation and intense competition. Further, the increases were in all areas of the business including wholesale grocery, non-foods and corporate retail store operations. The Company had a net decrease of four Company operated stores in 1997 compared to 1996 and a net decline of five stores compared to 1995. An effort was made to dispose of unprofitable stores, which will strengthen ongoing total retail operations. In this regard, the Company acquired three stores from a former customer during the year, and the volume generated from these stores was a major reason for the growth at retail in 1997. Finally, the non-foods divisions continue to grow achieving a 3.6% increase in sales compared to 1996 and a 7.5% increase compared to 1995.

Gross profits in total are relatively flat compared to 1996 levels, but up 0.34% over 1995. The modest increase over 1995 in gross profits is indicative of the increasing competitive pressure. During 1997, certain divisions began implementing programs which were directed at lowering product cost to retailers. The full impact of these programs will be realized in 1998, but there was some impact in 1997. The primary reason for the modest increase in gross profits for 1997 and 1996 compared to 1995 is the growth in corporate retail sales. These sales, which maintain a higher gross profit percent than wholesale sales, have increased an average of 13.7% over the past two years. Some continuing programs directed at improving Company gross profits include expansion of category management, implementation of modern buying systems and expanded promotional programs.

Operating and administrative expenses, as a percent to net sales and service fees, were down 0.20% from 1996 but were up 0.21% from 1995. A major goal of the Company's strategic plan is the reduction of operating and administrative expenses. These expenses, excluding corporate retail operations and depreciation expenses, reflect a declining trend. Excluding both of these expenses, 1997 operating and administrative expenses were 5.43% of net sales and service fees compared to 5.55% in 1996 and 5.70% in 1995. The declining percentage is the result of several factors including a reduction in bad debt expense, down $2.9 million from 1996 and $3.5 million from 1995, improved efficiencies due to more modern data processing systems and payroll reductions.

 The growth in Company-owned retail operations has increased the overall operating and administrative expense ratio due to its higher wage expense and operating costs as a percent to sales, versus wholesale operations. Further, the cost of closing non-performing corporate stores has impacted the 1997 percentage modestly. The retail impact on the Company's operating and administrative expense ratio represents a challenge for management, but it is recognized that corporate stores are essential to Roundy's achieving many of the key goals and objectives of its strategic plan. The future challenge is to continue to grow retail within the guidelines of the strategic plan and improve productivity in the wholesale divisions to control the impact on total costs of operations.

The Company has undertaken a major effort to upgrade and standardize all major computer systems. The new systems have been a key factor in allowing the Company to achieve greater efficiencies and reduce staff. In contrast, the cost of new systems and other required capital expenditures has caused depreciation expense to increase to 0.66% of net sales and service fees for 1997 versus 0.63% for 1996 and 0.55% for 1995.

Interest expense continued on a positive trend as a percent of sales. In 1997, interest expense represented 0.31% of net sales and service fees versus 0.33% in 1996 and 0.32% in 1995. 1996Os percentage was up modestly from 1995, due to the financing of the high level of capital expenditures in 1996. In 1997, a major emphasis was placed on establishing a five year program for capital expenditures to achieve a more balanced spending program and a better management of resources. Additionally, steps were taken to further reduce inventory levels and improve inventory turns. This, coupled with a reduction in accounts receivable and the growth in cash flow generated from internal sources, enabled the Company to reduce borrowings and lower interest expense.

The effective income tax rates for 1997, 1996 and 1995 were 42.6%, 42.6% and 40.3%, respectively. The effective rate continues to be unfavorably impacted by goodwill from the recent purchases of retail grocery stores.

Net earnings continued a strong, positive trend, achieving a record level of 0.43% of net sales and service fees compared to 0.40% for 1996 and 0.36% for 1995. Management firmly believes that its efforts in developing and executing the program identified in its strategic plan are the main factors enabling the Company to reach higher earnings levels. Record sales levels, improved systems, reductions in inventory and accounts receivable have all contributed to lower operating expenses, lower borrowing levels and record earnings in 1997.

The Company has developed preliminary plans to address the possible exposures related to the impact on its computer systems for the Year 2000. Key financial, information and operational systems have been assessed and detailed plans have been developed to address systems modifications required. The cost of achieving Year 2000 compliance is estimated to be approximately $8 million over the normal cost of software upgrades and replacements. This amount will be incurred during 1998 and 1999.

SUBSEQUENT EVENT

In the early morning hours of February 27, 1998, the Company experienced a fire at its Evansville, Indiana warehouse. Because of high winds, the fire completely destroyed that frozen food facility, including both the building and all of the inventory contained therein. There were no injuries and the employees working at the time of the fire were able to save all the tractors and trailers on the premises.

Shortly after the fire was put out, the Company began working on transferring the business to Lima, Ohio and South Bend, Indiana warehouses. The first priority was to put the customers back in service with respect to their frozen food needs. The second priority will be the planning for the replacement of the frozen food warehouse.

The Company cannot reasonably estimate, at this time, the total loss experienced or the exact amount to be recovered under its insurance policies. Preliminary indications are that such amounts may be significant. However, it is believed that total losses will not exceed the Company's insurance coverage limits, which include both business interruption and property loss coverage.


Independant Auditor's Report
To the stockholders and Directors of Roundy's, Inc.:

     We have audited the accompanying consolidated balance sheets of Roundy's, Inc. and its subsidiaries as of January 3, 1998 and December 28, 1996 and the related statements of consolidated earnings, stockholders' equity and cash flows for each of the three years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at January 3, 1998 and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
February 20, 1998

STATEMENTS  OF CONSOLIDATED EARNINGS
For The Years Ended January 3, 1998, December 28, 1996 and December 30, 1995

                                   1997            1996            1995
Revenues:
Net sales and service fees   $2,610,696,700   $2,579,010,200   $2,488,196,200
Other - net                       3,695,700        4,494,700        3,966,100
                             --------------   ---------------  --------------
                              2,614,392,400    2,583,504,900    2,492,162,300
                             --------------   ---------------   --------------

Cost and Expenses:
Cost of sales                 2,362,355,200    2,333,216,600    2,260,039,400
Operating and administrative    218,610,500      218,342,700      203,943,400
Interest                          8,220,900        8,479,900        7,929,000
                              --------------   --------------   -------------
                              2,589,186,600    2,560,039,200    2,471,911,800
                              --------------   --------------   -------------


Earnings Before Patronage
Dividends                        25,205,800       23,465,700       20,250,250

Patronage Dividends               5,687,000        5,568,300        5,128,500
                              -------------     ------------     ------------
Earnings Before Income Taxes     19,518,800       17,897,400       15,122,000
                              -------------     ------------     ------------

Provision (Credit) for
Income Taxes
  Current-Federal                 7,786,000        5,255,200        7,255,500
         -State                   1,722,300          859,800        1,177,400
  Deferred                       (1,193,100)       1,515,500       (2,333,000)
                               -------------     -----------       ----------
                                  8,315,200        7,630,000        6,099,900
                               -------------     -----------       ----------

Net Earnings                    $11,203,600      $10,267,400       $9,022,100
                               ============      ===========       ==========



CONSOLIDATED BALANCE SHEETS
As of January 3, 1998 and December 28, 1996



Assets                                         1997          1996
                                          -------------   ------------

Current Assets:
  Cash and cash  equivalents              $ 52,366,900  $  40,342,300
  Notes and accounts receivable, less
  allowance for losses, $5,648,700 and
  $6,314,700, respectively                  86,998,500     98,593,300
  Merchandise inventories                  150,898,000    155,562,300
  Prepaid expenses                           5,216,200      2,741,000
  Refundable and future income tax benefits  6,227,800      7,817,400
                                          ------------  -------------
        Total current assets               301,707,400    305,056,300
                                          ------------  -------------

Other Assets:
  Notes receivable, less allowance for
  losses, $5,299,000 and $5,576,000
  respectively                              11,604,600     12,386,600
  Other real estate                          7,152,500      4,439,700
  Goodwill and other assets                 13,696,700     12,100,600
  Deferred income tax benefit                2,848,000      1,922,000
                                          ------------   ------------
      Total other assets                    35,301,800     30,848,900
                                          ------------   ------------
Property and Equipment - At Cost:
  Land                                       5,602,000      5,343,900
  Buildings                                 69,445,600     69,084,600
  Equipment                                115,757,400    101,679,800
  Leasehold improvements                    14,715,100     13,467,600
                                          ------------  -------------
                                           205,520,100    189,575,900

  Less accumulated depreciation
     and amortization                      102,219,500     90,840,100
                                          ------------  -------------
  Property and equipment - net             103,300,600     98,735,800
                                          ------------  -------------

                                         $ 440,309,800  $ 434,641,000
                                         =============  =============

See notes to consolidated financial
statements.



CONSOLIDATED BALANCE SHEETS
As of January 3, 1998 and December 28, 1996


Liabilities and Stockholders' Equity           1997           1996
                                         -------------  -------------

Current Liabilities:
  Current maturities of long-term debt    $ 10,156,800   $ 10,225,800
  Accounts payable                         155,001,500    159,038,100
  Accrued expenses                          50,148,300     44,358,400
  Income taxes                               2,327,100        936,100
                                          ------------  -------------

          Total current liabilities        217,633,700    214,558,400
                                          ------------  -------------

  Long-Term Debt, Less Current Maturities   83,457,800     93,614,600
  Other Liabilities                         16,758,000     16,522,700
                                          ------------  -------------
                  Total liabilities        317,849,500    324,695,700

Commitments and Contingencies (Note 10)

  Redeemable Common Stock                    6,375,300      6,217,100

Stockholders' Equity:
  Common stock
   Voting (Class A)                             15,800         16,300
   Non-voting (Class B)                      1,346,600      1,325,200
                                          ------------  -------------
                 Total common stock          1,362,400      1,341,500

  Patronage dividends payable in
   common stock                              3,738,000      3,779,000
  Additional paid-in capital                28,588,300     24,920,600
  Reinvested earnings                       83,527,500     75,051,100
                                          ------------  -------------
                                           117,216,200    105,092,200
                                          ------------  -------------
Less:
  Treasury stock, at cost                    1,131,200      1,131,200
  Amount related to recording
   minimum pension liability                          0       232,800
                                          ------------- -------------
                                              1,131,200     1,364,000
                                          ------------- -------------
      Total stockholders' equity            116,085,000   103,728,200
                                          ------------- -------------
                                          $ 440,309,800 $ 434,641,000
                                          ============= =============

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JANUARY 3,  1998, DECEMBER 28, 1996 AND DECEMBER 30, 1995



                                       Common Stock
                            ------------------------------------     Patronage
                                 Class A           Class B           Dividends     Additional
                            ------------------------------------     Payable in      Paid-in     Reinvested
                             Shares   Amount    Shares    Amount     Common Stock    Capital      Earnings
                            -----------------------------------------------------------------------------------

Balance, December 31, 1994   14,000  $17,500  1,082,792  $1,353,500                  $21,741,200   $61,879,600
 Net earnings                                                                                        9,022,100
 Common stock issued            200      200     12,755      16,000                      931,400
 Common stock purchased        (800)  (1,000)   (17,446)    (21,800)                    (384,500)   (1,329,300)
 Redeemable common stock                        (52,204)    (65,300)                  (1,066,000)   (3,313,900)
 Patronage dividends payable
  in common stock                                                     $3,405,000
                             -----------------------------------------------------------------------------------
Balance, December 30, 1995   13,400   16,700  1,025,897   1,282,400    3,405,000      21,222,100    66,258,500
 Net earnings                                                                                       10,267,400
 Common stock issued            600      800     51,806      64,800   (3,405,000)      4,312,900
 Common stock purchased      (1,000)  (1,200)   (10,433)    (13,100)                    (449,200)     (980,300)
 Redeemable common stock                         (7,090)     (8,900)                    (165,200)     (494,500)
 Patronage dividends payable
  in common stock                                                      3,779,000
                             -----------------------------------------------------------------------------------
Balance, December 28, 1996   13,000   16,300  1,060,180   1,325,200    3,779,000      24,920,600    75,051,100
 Net earnings                                                                                       11,203,600
 Common stock issued          1,100    1,400     51,219      64,000   (3,779,000)      4,756,700
 Common stock purchased      (1,500)  (1,900)   (15,539)    (19,400)                    (568,900)   (1,332,200)
 Redeemable common stock                        (18,575)    (23,200)                    (520,100)   (1,395,000)
 Patronage dividends payable
  in common stock                                                      3,738,000
                             -----------------------------------------------------------------------------------
Balance, January 3, 1998     12,600  $15,800  1,077,285  $1,346,600   $3,738,000     $28,588,300   $83,527,500
                             ===================================================================================
Treasury Stock, January 3,
 1998 and December 28, 1996                      13,285  $1,131,200
                                              =====================

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
For the Years Ended January 3, 1998, December 28, 1996, and December 30, 1995

                                           1997          1996          1995
                                       ------------  ------------ -------------
Cash Flows From Operating Activities:
 Net Earnings                          $ 11,203,600  $ 10,267,400 $  9,022,100
 Adjustments to reconcile net earnings
  to net cash flows provided by
  operating  activities:
 Depreciation and amortization           17,132,300    16,326,800   13,594,400
 Allowance for losses                     2,389,100     5,302,600    5,871,500
 Loss (gain) on sale of property
  and equipment                             612,900    (1,233,500)     451,900
 Patronage dividends payable in
  common stock                            3,738,000     3,779,000    3,405,000
(Increase) decrease in operating assets:
 Accounts receivable                      8,975,000    (2,818,400)  (6,768,000)
 Merchandise inventories                  5,808,200    10,319,700   (6,008,400)
 Prepaid expenses                        (2,450,300)    2,453,500      713,500
 Refundable and future income tax
   benefits                               1,589,600       679,400   (2,805,000)
 Other real estate                       (2,712,800)      219,700    1,924,800
 Goodwill and other assets                  (76,500)     (413,400)   1,208,700
 Deferred income tax benefit             (1,087,000)     (860,100)     472,000
 Increase (decrease) in operating
   liabilities:
 Accounts payable                        (4,036,600)   (7,237,800)    (485,400)
 Accrued expenses                         6,092,900     1,470,600    6,060,500
 Income taxes                             1,391,000       864,300   (3,899,600)
 Other liabilities                          235,300       200,200    2,538,200
   Net cash flows provided by operating ------------  -----------  ------------
     activities                          48,804,700    39,320,000   25,296,200
                                        ------------  -----------  ------------
Cash Flows From Investing Activities:
 Capital expenditures                   (22,726,700)  (39,291,800) (24,216,300)
 Proceeds from sale of property
  and equipment                           1,740,200     5,763,400    5,296,500
 Payment for business acquisition net
     of cash acquired                    (3,967,400)  (13,918,700)
 (Increase) decrease in notes receivable  1,059,000     3,927,500   (6,342,800)
  Net cash flows used in investing      ------------  ------------ ------------
  activities                            (23,894,900)  (43,519,600) (25,262,600)
                                        ------------  ------------ ------------
Cash Flows From Financing Activities:
 Proceeds from long-term borrowings                    25,000,000
 Principal payments of long-term debt   (10,156,800)  (10,235,600)  (9,376,500)
 Increase (decrease) in current
  maturities of long-term debt              (69,000)    6,449,300   (1,902,100)
 Proceeds from sale of common stock       1,043,100       973,500      947,600
 Common stock purchased                  (3,702,500)   (4,027,300)  (3,589,400)
 Net cash flows (used in) provided by   ------------  ------------ ------------
  financing activities                 (12,885,200)   18,159,900  (13,920,400)
                                        ------------  ------------ ------------

Net Increase (Decrease) in Cash and
 Cash Equivalents                        12,024,600    13,960,300  (13,886,800)
Cash And Cash Equivalents,
 Beginning of Year                       40,342,300    26,382,000   40,268,800
                                        ------------  ------------ ------------
Cash And Cash Equivalents, End Of Year $ 52,366,900   $40,342,300  $26,382,000
                                       =============  ============ ============
Cash Paid During The Year For:
 Interest                               $ 8,084,600   $ 8,545,900  $ 8,116,000
 Income Taxes                             6,433,100     6,965,100   12,319,000
Supplemental Noncash Financing
 Activities-Patronage Dividends
 Payable in Common Stock                   3,738,000    3,779,000    3,405,000

See notes to consolidated financial statements.




NOTES  To CONSOLIDATED
FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES
Description of business-The Company is primarily engaged in the distribution of food products and related non-food items through retail supermarkets, many of which are owned by stockholder-customers or the Company.

Fiscal year-The Company's fiscal year is the 52 or 53 week period ending the Saturday nearest to December 31. The year ended January 3, 1998 included 53 weeks. The years ended December 28, 1996 and December 30, 1995 included 52 weeks.

Consolidation practice-The financial statements include the accounts of the Company and its subsidiaries. Significant intercompany balances and transactions are eliminated.

Use of estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents-The Company considers all highly liquid investments, with maturities of three months or less when acquired, to be cash equivalents.

Inventories-Inventories are recorded at the lower of cost, on the first-in, first-out method, or market.

Goodwill and long-lived assets-The excess of cost over the fair value of net assets of businesses acquired (goodwill) is being amortized on a straight-line basis over 20 years. Accumulated amortization at January 3, 1998 and December 28, 1996 was $4,267,800 and $3,517,800, respectively. The
Company periodically evaluates the carrying value of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company analyzes the future recoverability of the long-lived assets using the related undiscounted future cash flows of the business and recognizes any adjustments to its carrying value on a current basis.

Depreciation-Depreciation and amortization of property and equipment are computed primarily on the straight-line method over their estimated useful lives, which are generally thirty-one years for buildings, three to ten years for equipment and five to twenty years for leasehold improvements. Equipment under capitalized leases is amortized over the terms of the respective leases.

Closed facilities reserve-When a facility is closed the remaining investment, net of expected salvage value, is expensed. For properties under lease agreements, the present value of any remaining future liability under the lease, net of expected sublease recovery, is also expensed. The amounts charged to operations in 1997, 1996 and 1995 for the present value of these remaining future liabilities were not significant.

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

New accounting pronouncement-In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Statement is effective for fiscal 1998. The Company is in the process of evaluating the disclosure requirements. The adoption of SFAS No. 131 will not have a material impact on the Company's Consolidated Financial Statements.

2. ACQUISITIONS
On September 15, 1997, The Company purchased a grocery retailer for $3,967,400 in cash. On June 22, 1996, the Company purchased all of the outstanding stock of a grocery retailer for $13,918,700 in cash. The acquisitions have been accounted for as purchases and the results of operations have been included in the Consolidated Financial Statements since the dates of acquisition. On an unaudited pro-forma basis, the effect of the acquisitions was not significant to the Company's 1997 and 1996 results of operations.

3. PATRONAGE DIVIDENDS
The Company's By-Laws require that for each of the last three fiscal years, to the extent permitted by the Internal Revenue Code, patronage dividends are to be paid out of earnings from business done with stockholder-customers in an amount which will reduce the net earnings of the Company to an amount which will result in a 10% increase in the book value of its common stock. The dividends are payable at least 20% in cash and the remainder in Class B common stock. Dividends for the years ended January 3, 1998, December 28, 1996 and December 30, 1995 were payable 30% in cash.

4. NOTES AND ACCOUNTS RECEIVABLE
The Company extends long-term credit to certain independent retailers it serves to be used primarily for store expansion or improvements. Loans to independent retailers are primarily collateralized by the retailer's inventory, equipment, personal assets and pledges of Company stock. Interest rates are generally in excess of the prime rate and terms of the notes are up to 15 years. Included in current notes and accounts receivable are amounts due within one year totalling $7,523,400 and $10,190,000 at January 3, 1998 and December 28, 1996, respectively. The Company is exposed to credit risk with respect to accounts receivable, although it is generally limited due to short payment terms. The Company continually monitors its receivables with customers by reviewing, among other things, credit terms, collateral and guarantees.

5. LONG-TERM DEBT
Long-term debt, exclusive of current maturities, consists of the following at the respective year-ends:



    Senior notes payable               1997         1996
9.26% due 1999 to 2001             $7,500,000    $10,000,000
7.57% to 8.26% due 1999 to 2008    18,500,000     19,700,000
6.94% due 1999 to 2003             32,142,900     38,571,400
7.86% due 2000 to 2006             25,000,000     25,000,000
Other long-term debt                  314,900        343,200
           Total                  $83,457,800    $93,614,600




At January 3, 1998, $60,000,000 was available to the Company under its revolving credit agreements, all of which was unused. The loan agreements include, among other provisions, minimum working capital and net worth requirements and limit stock repurchases and total debt outstanding.

Repayment of principal on long-term debt outstanding is as follows:
1998           $10,156,800
1999            10,159,700
2000            24,734,400
2001            13,738,000
2002            11,242,000
Thereafter      23,583,700

6. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company's financial instruments, as defined in Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," consist primarily of accounts and notes receivable, accounts payable, notes payable and long-term debt. The carrying amounts for accounts and notes receivable and accounts payable and notes payable approximate their fair values. Based on the borrowing rates currently available to the Company for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities, is approximately $93,460,000 and $102,750,000 as of January 3, 1998 and December 28, 1996, respectively.



NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
Continued
7. STOCKHOLDERS' EQUITY
The authorized capital stock of the Company is 60,000 shares of Class A common stock and 2,400,000 shares of Class B common stock with a par value of $1.25 a share. Inactive customers are required to exchange Class A voting stock held for Class B non-voting stock.

The issuance and redemption of common stock is based on the book value thereof as of the preceding year end. The year-end book value was $104.35, $94.30 and $85.15 for 1997, 1996 and 1995, respectively. The Company is obligated, upon request, to repurchase common stock held by inactive customers or employees. The amount available for such repurchases in any year is subject to limitations under certain loan agreements.

Class B common stock which is subject to redemption is reflected outside of stockholdersO equity. Redeemable common stock is held by inactive customers and former employees. As of January 3, 1998 and December 28, 1996, 61,095 and 65,929 shares, respectively, were subject to redemption. The Class B common stock subject to redemption is payable over a five year period based upon the book value at the preceding fiscal year end. The Company expects to repurchase shares of 20,779, 16,604, 14,719, 5,178 and 3,815 in 1998, 1999, 2000, 2001 and 2002, respectively.

In conjunction with the 1996 acquisition discussed in Note 2, 13,285 shares of Class B common stock were owned by the acquired Company. The fair market value of the shares as of June 22, 1996 acquisition date has been reflected in the Consolidated Balance Sheet as treasury stock.

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

Option and SAR transactions are as follows:

                                                                    Options
                                                                    Weighted
                                                                    Average
                                   Options  SARS      Price         Price
                                  -------- ------  --------------  ----------
Outstanding, December 31, 1994     39,500  18,500   $53.10-$65.10   $57.80
  Granted                           9,500   4,500       77.40        77.40
  Exercised                        (3,400) (1,550)   53.10-65.10     60.82
  Cancelled                        (2,000) (2,350)   53.10-65.10     54.80
                                   ------  -------  --------------
Outstanding, December 30, 1995     43,600  19,100    53.10-77.40     61.97
  Exercised                        (1,600) (2,226)   53.10-77.40     68.29
  Cancelled                          (500)   (834       77.40        77.40
                                   ------- -------  -------------
Outstanding, December 28, 1996     41,500  16,000    53.10-77.40     61.54
  Granted                           4,300   4,200       94.30        94.30
                                   ------- -------  -------------
Outstanding January 3, 1998        45,800  20,200   $53.10-$94.30    64.62
                                   ======= =======  ==============
Exercisable at January 3, 1998     39,880  13,347   $53.10-$94.30    62.97
                                   ======= =======  ==============
Available for grant after January
3, 1998                             5,200     984
                                   =======  ======
The following table summarizes information concerning outstanding and excercisable options:



                 Stock Options Outstanding      Stock Options
                                                 Exercisable
                         Weighted
                          Average     Weighted              Weighted
                Number   Remaining    Average    Number      Average
                  Of     Contractual  Exercise     Of       Exercise
Exercise Price  Shares     Life         Price    Shares       Price
$50.00-65.00     24,500        4.3    $55.06      22,250      $54.99
$65.01-80.00     17,000        6.9     70.89      16,200       71.17
$80.01-95.00      4,300        9.3     94.30       1,430       94.30
                -----------------------------------------------------
                 45,800               $64.62      39,880      $62.97
               =======================================================
Options granted become exercisable based on the vesting rate which ranges from 20% at the date of grant to 100% eight years from the date of grant. SAR holders are entitled, upon exercise of a SAR, to receive cash in an amount equal to the excess of the book value per share of the Company's common stock as of the last day of the Company's fiscal year immediately preceding the date the SAR is exercised over the base price of the SAR. SARs granted become exercisable based on the vesting rate which ranges from 20% on the last day of the fiscal year of the grant to 100% eight years from the last day of the fiscal year of the grant. Compensation expense was not material in 1997, 1996 and 1995. In the event of a change in control of the Company, all options and SARs previously granted and not exercised, become exercisable.
The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Compensation expense was immaterial for 1997, 1996 and 1995. If the Company had elected to recognize compensation cost for the Plan based on the fair value of the options at the grant dates, consistent with the method prescribed by SFAS No. 123, the decrease in 1997, 1996 and 1995 net earnings would have been less than $60,000.

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

The following sets forth the funded status of the plans at January 3, 1998 and December 28, 1996:

                                         1997                   1996
                                ----------------------  ---------------------
                                  Assets   Accumulated   Assets   Accumulated
                                  Exceed    Benefits     Exceed     Benefits
                               Accumulated   Exceed   Accumulated    Exceed
Actuarial present value of:     Benefits     Assets     Benefits     Assets
-----------------------------   --------- -----------  -----------  ----------
 Vested benefit obligation       $601,800 $35,961,300  $25,136,600  $5,211,100
                                 ======== ===========  ===========  ==========
 Accumulated benefit obligatio   $601,800 $38,625,300  $27,197,200  $5,347,300
                                 ======== ===========  ===========  ==========
Projected benefit obligation     $601,800 $45,291,500  $32,399,900  $5,347,300
Plan assets (primarily listed
 stocks and bonds)at market value 636,600  36,994,500   28,647,200   4,630,600
                                 -------- -----------  -----------  ----------
Projected benefit obligation
 less than or (in excess of)
 plan assets                       34,800  (8,297,000)  (3,752,700)   (716,700)
Unrecognized net loss               7,600   4,832,800      907,600     333,900
Prior service cost not yet
 recognized in net periodic
 pension cost                                 288,000      240,100      83,800
Unrecognized net asset                       (721,400)    (776,500)   (118,900)
Adjustment required to
 recognize minimum liability                                          (393,900)
                                 --------  -----------  ------------  ---------
Accrued pension cost              $42,400 $(3,897,600  $(3,381,500)  $(811,800)
                                 ======== ============ ============= ==========

The assumptions used in the accounting were as follows:

                                          1997    1996    1995
Discount Rate                              7.25%  7.75%    7.75%
Rate of increase in compensation levels    4.00%  4.00%    4.00%
Expected long-term rate of return of       9.00%  9.00%    9.00%
assets

The changes in the discount rate in 1997 resulted in a $3,534,500 increase in the projected benefit obligation in 1997 and is expected to result in an increase in the 1998 pension expense of approximately $270,000. In accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Company has recorded a minimum liability of which $232,800, net of income taxes, is reflected as a reduction of stockholders' equity in 1996.
Net pension cost for the foregoing defined benefit plans includes the following components:


                                                  1997      1996       1995
Service cost benefits earned during the year  $2,238,700 $2,155,300  $1,652,800
Interest on projected benefit obliation        2,937,100  2,608,900   2,191,100
Actual return on plan assets                  (3,916,700)(3,361,100) (4,424,500)
Net amortization and deferral                    785,500    575,600   1,989,200
                                              ----------------------------------
Net pension cost                              $2,044,600 $1,978,700  $1,408,600
                                              ==================================



The Company and its subsidiaries also participate in various multi-employer plans which provide defined benefits to employees under collective bargaining agreements. Amounts charged to pension expense for such plans were $4,530,300, $4,296,100 and $3,611,600 in 1997, 1996 and 1995
respectively.   Also, the Company has a defined contribution plan covering substantially all salaried and hourly employees not covered by a collective bargaining agreement. Total expense for the plan amounted to $858,400, $556,600 and $541,500 in 1997, 1996 and 1995, respectively.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
Continued

9. INCOME TAXES
Federal income tax at the statutory rates of 35% in 1997, 1996 and 1995 and income tax expense as reported, are reconciled as follows:



                                            1997       1996         1995
Federal income tax at statutory rates    $6,831,600  $6,264,100  $5,292,700
State income taxes, net of federal tax
  tax benefits                            1,119,500     930,700     765,300
Other - net                                 364,100     435,200      41,900
                                         ----------- ----------- -----------
Income tax expense                       $8,315,200  $7,630,000  $6,099,900
                                         =========== =========== ===========


The approximate tax effects of temporary differences at January 3, 1998 and December 28, 1996 are as follows:


                                              1997                                   1996
                                  ------------------------------      --------------------------------------
                                  Assets     Liabilities    Total      Assets      Liabilities      Total
Allowance for doubtful accounts  $ 1,057,000              $1,057,000   $ 1,285,000               $1,285,000
Inventories                                  $(1,264,200) (1,264,200)              $(1,314,200)  (1,314,200)
Employee benefits                  5,213,000               5,213,000     4,225,000                4,225,000
Accrued expenses not currently
 deductable                        1,222,000               1,222,000     1,926,000                1,926,000
                                  ----------  ------------ ----------   ----------- ------------  ----------
Current                            7,492,000   (1,264,200) 6,227,800     7,436,000  (1,314,200)   6,121,800
                                  ----------- ------------ ----------   ----------  ------------  -----------
Allowance for doubtful accounts    2,142,000               2,142,000     2,254,000                2,254,000
Depreciation and amortization                 (6,773,000) (6,773,000)               (6,989,000)  (6,989,000)
Employee benefits                  4,115,000               4,115,000     3,971,000                3,971,000
Accrued expenses not currently
 deductable                        3,583,000               3,583,000     2,906,000                2,906,000
Other                                           (219,000)   (219,000)                 (220,000)    (220,000)
                                 -----------  ------------ ----------   -----------  ------------ -----------
Noncurrent                         9,840,000  (6,992,000)  2,848,000     9,131,000  (7,209,000)   1,922,000
                                ------------  ------------ ----------   -----------  ------------ -----------
Total                            $17,332,000 $(8,256,200) $9,075,800   $16,567,000 $(8,523,200)  $8,043,800
                                 =========== ============ ==========   =========== ============  ===========


10. LEASE OBLIGATIONS AND CONTINGENT LIABILITIES
Rental payments and related subleasing rentals under operating leases are as follows:



                     Rental Payments
                 ----------------------    Subleasing
                 Minimum     Contingent     Rentals
1995            $35,264,400    $422,900   $22,045,500
1996             31,711,700     486,600    21,628,300
1997             28,625,700     406,600    21,249,900


Contingent rentals may be paid under certain store leases on the basis of the store's sales in excess of stipulated amounts.

Future minimum rental payments under long-term operating leases are as follows at January 3, 1998:


1998                                               $31,323,600
1999                                                30,275,500
2000                                                29,200,600
2001                                                27,635,600
2002                                                27,072,100
Thereafter                                         191,451,000
Total                                             $336,958,400


Total minimum rentals to be received in the future under non-cancelable subleases as of January 3, 1998 are $251,371,000.

The Company has guaranteed customer bank loans and customer leases amounting to $480,000 and $756,900, respectively, at January 3, 1998.

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

Gary N. Gundlach
Pick `n Save - Stoughton
Stoughton, WI

Patrick D. McAdams
McAdams, Inc.
Oconomowoc, WI

Robert E. Bartels
Martin's Super Markets, Inc.
South bend, IN

George C. Kaiser
Milwaukee, WI

George E. Prescott
Prescott's Supermarkets, Inc.
1719 South Main Street
West Bend, WI 53095

Brenton H. Rupple
Milwaukee, WI

Gary R. Sarner
Chairman
Total Logistic Control, LLC
Milwaukee, WI

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

Charles H. Kosmaler, Jr.
VICE PRESIDENT OF
LOGISTICS AND PLANNING

Robert D. Ranus
VICE PRESIDENT &
CHIEF FINANCIAL OFFICER

Michael J. Schmitt
VICE PRESIDENT - SALES
AND DEVELOPMENT

Marion H. Sullivan
VICE PRESIDENT OF
MARKETING

Advisory Committee

Kent Burnstad
BURNSTAD'S SUPERMARKET
701 E. ClIFTON STREET
TOMAH, WI 54660

Bob Glisch
MEGA MARTS, INC.
6312 S. 27th STREET
OAK CREEK, WI 53154

Tom McAdams
PICK ` SAVE - MUKWONAGO
1010 ROCHESTER STREET
MUKWOAGO, WI 53149

Dave Connelly
RUDOLPH'S SHOP-RITE
22930 DURAND
KANSASVILLE, WI 53139

Frank Serio
PICK `N SAVE - CUDAHY
5851 SOUTH PACKARD AVENUE
CUDAHY, WI 53110


John Stone
PICK `n SAVE - BARABOO
615 HIGHWAY 136
WEST BARABOO, WI 53913

Scott Sylla
ULTRA MART, INC.
W173 N9170 ST. FRANCIS DRIVE
MENOMONEE FALLS, WI 53051

TRUSTEES
Gerald F. Lestina
PRESIDENT & CEO

Edward G. Kitz
ViCE PRESIDENT, SECRETARY
& TREASURER

Victor C. Burnstad
BURNSTAD BROS., INC.
TOMAH, WI

Robert S. Gold
B. & H. GOLD CORPORATION
BROWN DEER, WI

David A. Ulrich
MEGA MARTS, INC.
OAK CREEK, WI

Robert R. Spitzer
PRESIDENT EMERITUS
MILWAUKEE SCHOOL OF
ENGINEERING
MILWAUKEE, WI

Divisions
     1.   Corporate Office - ROUNDY'S, INC.
          23000 ROUNDY DRIVE, PEWAUKEE, WI 53072
     2.   Milwaukee Division
          11300 W. BURLEIGH STREET, WAUWATOSA, WI 53222
     3.   Roundy's General Merchandise Division
          400 WALTER ROAD, MAZOMANIE, WI 53560
     4.   Eldorado Division
          ROUTE 45 SOUTH, ELDORADO, IL 62930
     5.   Evansville Perishable Division
          4501 PETERS ROAD, EVANSVILLE, IN 47711
     6.   Westville Division
          6500 SOUTH U.S. 421, WESTVILLE, IN 46391
     7.   South Bend Perishable Division
          2107 WESTERN AVENUE, SOUTH BEND, IN 46619
     8.   Muskegon Division
          1764 CRESTON STREET, MUSKEGON, MI 49443
     9.   Van Wert Division
          1200 N. WASHINGTON, VAN WERT, OH 45891
     10.  Lima Division
          1100 prosperity road, lima, oh 45802

