Form 10-K405, Exhibit 13
period 1999-01-02
ROUNDYS INC
filed 1999-04-01
CIK 314423

In Memoriam

David A. Ulrich, Sr. will be remembered as a man of vision and determination. His innovative leadership was an asset that will be sorely missed. The energy, dedication and perseverance that marked the way he led his companies also helped change the landscape of southeastern Wisconsin. He was a community-minded individual that made immeasurable contributions in the Milwaukee area. Sadly, David Ulrich died in October 1998, after a courageous battle with cancer.

From his revolutionary Pick `n Save food malls, to the industry-leading concepts for Tri City National Bank, his impact on his hometown is clearly evident. In addition, Mr. Ulrich served on the board of directors for Roundy's from 1970-72, as well as serving two terms as a Roundy's trustee. He first served from April 1986 until February 1990, and then from April 1994 until his death.

David will be sadly missed by his family, friends and colleagues.


                                     Selected Financial Data
                                     -----------------------

($000 omitted except for
per share data and ratios)      1998         1997         1996         1995         1994
                                ----------   ----------   ----------   ----------   ----------
Net sales and service fees...   $2,576,222   $2,610,697   $2,579,010   $2,488,196   $2,461,510
Net earnings ................       11,898       11,204       10,267        9,022        6,554
Patronage dividends .........        5,976        5,687        5,568        5,129            0
Total assets ................       462,41      440,310      434,641      407,337      404,652
Long-term debt ..............       73,298       83,458       93,615       78,850       88,227
Stockholders' equity (1).....      134,811      122,460      109,945      100,033       90,419
Book value per share ........       114.80       104.35        94.30        85.15        77.40
Working capital .............       84,743       84,074       90,498       90,740       91,814
Current ratio ...............       1.36:1       1.39:1       1.42:1       1.43:1       1.43:1
Earnings before patronage
 dividends as a percent of net
 sales and service fees ......       1.01%         .97%         .91%         .81%         .45%

(1) Includes redeemable common stock



Message To Our Stockholders

"There is no substitute for hard work."
               -Thomas Edison

As I open this year's letter to the Roundy's family, the words of one of the 20th Century's greatest inventors, Thomas Edison, strike me as defining the spirit that has driven Roundy's through its 126-year history.

Hard work, dedication and devotion to a cause are what drove Edison, and it is those same traits, which have made this Company a market leader. It is part of our character as a Company. Now that we are poised to enter a new millennium, it is that character which will bring us new prosperity.

Throughout this Company's history, we have survived through adversity and prospered when many believed it was not possible, and we have thrived because of the spirit that makes Roundy's a unique organization of people who work together as a team. There is a lot of hard work that goes into making Roundy's the market leader, and the challenges of 1998 showed we were up to the task.

I said last year that as we enter the new millennium, Roundy's is on the threshold of unbridled prosperity. The spirit that the people who make up this Company showed during 1998 has convinced me that I am not wrong in that prediction.

That is because, like Edison, we believe in hard work. It is because we all believe in providing our customers with high quality at a low price. It is because we have never forgotten our roots. It is because we are active members of our community.

As you review the year, I am sure that you, too, will see the same spirit that has driven this Company for 126 years. And you, too, will understand that while looking back on the challenges of 1998, we have many reasons to be grateful and enthusiastic about the future.

THE YEAR IN REVIEW

"It was the best of times, it was the worst of times."
                                       - Charles Dickens

The opening line of Dickens' timeless book, "A Tale of Two Cities," is often used. But it could easily have been described the year 1998 for Roundy's.

Indeed, 1998 represented both the best of times and the worst of times for us.

But we endured. In fact, we became stronger.

We closed the year in a position both to meet the challenge of the worst of times and build on the best of times.

It would be entirely accurate to describe 1998 as a year of challenges. Here are but a few of the hurdles we faced during 1998:



     A major Chicago-based chain opened seven stores in the Milwaukee marketing area.

     Supercenters continued to proliferate throughout our marketing region. Two opened in Wisconsin and five more opened throughout the Midwest region.

     A fire destroyed our distribution facility in Evansville in February 1998 resulting in a loss of approximately $60 million in sales.

     The first phase of Year 2000 ("Y2K") compliance resulted in an additional expense, of approximately $4.9 million during the course of this past year.

None of these developments were welcome news in 1998. But the test of any institution is its ability to endure hardships and even learn to thrive from them. I believe that Roundy's is made up of people who can rise to the occasion and overcome these issues, bringing our Company into the new millennium in an even stronger position than ever.

In fact, I brought up the worst news first because the good news is so much better. In spite of the challenges we faced in 1998, this year proved to be one of the most successful in the Company's 126 -year history.

For Roundy's, 1998 represented the best of times at many other levels. Here are some examples of that success:

     Earnings before patronage dividends were $26,022,400, which is a Company record. This amount as a percent to sales was 1.01%, which represents the highest ratio in 16 years, dating just prior to the acquisition of Scot Lad Foods.

      In addition to stock growth of 10.01%, we paid out a patronage dividend of $5,975,700, which is also a Company record.

      Net earnings reached record levels for the fourth consecutive year.

      For the first time in our history, a division of Roundy's, the Milwaukee Division, had revenue in excess of $1 billion.

      While sales decreased 1.32% to $2,576,222,100, the decrease was totally due to the Evansville fire and the fact that 1997 was a 53-week year.

     Operating and administrative expenses excluding depreciation and amortization decreased $5.2 million. As a percent to sales, this ratio is the lowest it has been in nineteen years. If the $4.9 million of Y2K additional expenses was omitted, it would have been another Company record.

     Long-term debt decreased $10.2 million. Our long-term debt to equity ratio of 0.54:1 is the lowest ratio in twenty years.

As you can easily see, the setbacks of 1998, though undesirable, were overcome by a series of positive factors that I believe represent our institutional strength, and the commitment of people who have worked together as a team to ensure our continued success.

Wholesale Operations

Probably the most dramatic event for Roundy's in 1998 was the loss of our Evansville Perishable Center to a fire that destroyed the facility. Our Lima and South Bend Divisions were quick to respond to servicing the Evansville Division's customers by successfully taking on the extra business.

The Company showed that it was able to overcome such a calamity because of the great dedication these two divisions displayed.

The completely rebuilt Perishable Center in Evansville was brought into full operation in January 1999. The new facility is larger and more technologically advanced than its predecessor and will provide a tremendous tool in servicing customers in the Southern Midwest area.

Improvements to the Milwaukee Distribution Center during the year included the Produce Department re-rack project. This project enabled the division to divide the area into three different temperature zones and it expanded pallet storage capacity by 20%. The second phase of this project was to expand the Dairy Department dock by 30 feet. The new dock included a safer and more sanitary work environment.

The Van Wert Division experienced significant opportunities in operations. A three-year lease extension on the property was signed, which allowed the division to move forward with several re-organizational moves in order to maximize the profitability of the facility. The operations staff was upgraded and warehouse shifts were reorganized. The process of analyzing and adjusting the division's store service and delivery frequency programs began in 1998 and will continue into 1999.

The Mazomanie Division doubled its sortation and loading capacity by upgrading its selection and reserve storage capabilities. Rapistan Demag, an industry leader in conveyors and sortation technology, was contracted for the project. New equipment, as well as improved management practices, resulted in record productivity levels for the facility.

The warehouse management system, EXE, was installed in the Eldorado, Muskegan, Van Wert and the new Evansville Divisions to improve the productivity and merchandising control.

All Roundy's distribution facilities were introduced to a new efficiency tool called, Performance Analysis Report ("PAR"). The purpose of a PAR is to measure performance and compare actual versus budgeted operating results. Every division will record their PAR results to be used for planning, improvements and budgeting.

The XATA tractor monitoring system was installed in the tractor fleets of the Westville and Lima Divisions, allowing better tracking of vehicle and driver activities. These two divisions join the Milwaukee Division in utilizing this valuable tool.

In addition, driver productivity increased to an all-time high since the implementation of unit compensation in the Milwaukee Division. As a result, the division did not increase the tractor or trailer fleet despite a 4.2% increase in warehouse sales.

Each of our divisions experienced new business.

Our Westville and Muskegon Divisions generated annualized sales totaling $44 million of which $26.1 million was related to the acquisition of six Orchard Market stores in Michigan.

Our Lima Division produced fourteen new stores, equaling $48 million per year in purchases.

In spite of the loss of the perishable center, our Evansville Division brought on eight new customers, totaling $12 million in purchases.

Our Milwaukee Division began to service three new Pick `n Save stores located in Appleton, Sussex and Mequon.

Our Van Wert General Merchandise facility began a supply agreement with a major national discount drug chain in 1998. This non-foods division now supplies approximately sixty of their stores in our general trade area with general merchandise product in approximately twenty departments or categories. The purchases from this group alone were approximately $7 million.

Management Information Systems

Management Information Systems continues to mature in terms of the network, open systems and people. As stated in last year's annual report, our focus in 1998 was directed at our Y2K efforts.

We entered the year with a very ambitious project plan that would result in Y2K compliant code in the second quarter of 1999. Although the Evansville fire diverted and temporarily delayed these efforts in 1998, this goal should, however, be achieved. Testing, which is an important ingredient for a project of this magnitude, will continue through the change in the millennium to ensure an uninterrupted flow of product to our customers.

We continued, in 1998, to install the standardized warehouse management system in the new Evansville freezer. In addition, a total replacement and upgrade of the system will be made in the Milwaukee distribution facility. By mid-1999, the software and hardware running the warehouse systems in all distribution centers will be identical. This unprecedented achievement will allow centralized management of all mission critical systems from Pewaukee via the network.

As we continue to standardize, centralization will continue to play an important part in this theme. In 1999, all division mainframes will be phased out and once again, the associated processing will be done at a central location - Pewaukee.

Moreover, Roundy's will be structured to take advantage of re-engineering the enterprise using a data model, which incorporates industry best practices coupled with new development tools. This will enable us to bring new business applications into production more quickly than our competition. Our first segment of business to employ this methodology will be the order entry/billing process.
Coupled to this dramatic upgrade in the network and hardware is a parallel change in the skill levels required by associates to develop and use these new business applications. These new skill levels, obtained internally and externally, will enable Roundy's to execute rapid deployment of technology, at the right cost and in the right place, in order to maintain our role as leaders in our marketplace.


Retail Operations

With the support of its retailers, Roundy's increased its media budget and awarded Meyer Wallis, an advertising agency, a contract to create a new image for our media presentation. An aggressive campaign on "Simplified Savings" was met with enthusiasm. The days of kiosks and coupon clipping are gone and customers are much happier with simplified shopping at Pick `n Save.

This new advertising campaign also focused on several new messages we wanted our customers to remember about the Pick `n Save stores. Two major messages were - we carried "USDA Choice Meat" and we carried "Name Brands" in the Pick `n Save produce departments. These two quality statements reassured our customers that Pick `n Save could be counted on to deliver the lowest prices and the best quality. Our slogan, "When you're picky about meat, shop Pick `n Save" created a message to our customers, employees and management.

Outside of Wisconsin, the plan was a simple-review of under-performing stores and sell or close those locations that didn't meet the minimum return on investment requirements. In the remainder of 1999, we will continue to review the stores in the same manner.

Pick `n Save began a long-term strategic process that will lead us into future years. Fueled by the success of a simplified savings program with the Pick `n Save "Advantage Card," the next step will be target marketing to our customers and to our competitors' customers.

THE FUTURE

"You can never plan the future by the past."
                                    -Edmund Burke

Now that 1998 is behind us, we must look to the future - the next millennium. Our Company has been in business for over 126 years. New competition from alternative format stores, rapidly changing technology, changing consumer demands and the ability to attract and keep good people are hurdles which must be crossed.

To meet these challenges, a company must be prepared to act decisively and have sufficient resources to move forward and not live in the past. I believe that Roundy's is poised to meet the challenges of the new millennium and forge our position as a leader in our industry. Our balance sheet is strong and we have a talented staff. More importantly, we recognized the need and we devoted a significant amount of time and resources to refine our Strategic Plan. The result is that we have a Strategic Plan that, I believe, will take Roundy's into the next millennium poised for even greater success. Our core strategy is directed at growing the Company, both through internal growth and through acquisitions. Corporate goals have been defined to support a growth strategy and all divisional plans were aligned to insure Roundy's achieves the overall growth objectives. Finally, our plan recognizes the importance of customer and associate satisfaction and how critical they are to us. We at Roundy's know that our long-term future is tied to the success of our retailers, stockholders and the support of all Roundy's associates. In crafting our Strategic Plan, our ultimate goal is to become the dominant food wholesaler within the Midwest region. With the continued support and dedication of our customers and associates, I believe we will achieve this goal.

A CLOSING THOUGHT

"No one can guarantee success... but only deserve it."
                             - Winston S. Churchill

Churchill made the above comment in reference to war. But it aptly describes the attitude of the people who make up this Company - we deserve success because we have worked hard. And together, we have attained it.

I believe that this great Company is successful - and deservedly so - because Roundy's is made up of hard working, dedicated people at every level of the organization. We, as an institution, have never forgotten our roots, roots that include a strong work ethic that makes Roundy's a company that will not only deserve success, but will continually achieve it.

We faced many challenges in 1998, and no doubt we will face them again as we enter the new millennium. But as 1998 proved, this Company will meet every challenge that is thrust upon it.

I firmly believe this Company is well-poised to expand on its role as the market leader as we move into the new millennium and I want to thank everyone - stockholders, customers, associates - for helping to put us in that position.

Because of you, we can look forward to the new millennium with excitement and anticipation of greater successes in the future.


Sincerely,

GERALD F. LESTINA

Gerald F. Lestina
President and
Chief Executive Officer




Financial & Operational Review


Capital Structure (in millions)
                                                1998              1997
                                           --------------    --------------
Long-term debt ....................        $ 73.3   35.2%    $ 83.4   40.5%
Stockholders' equity ..............         134.8   64.8      122.5   59.5
Total capital .....................        $208.1  100.0%    $205.9  100.0%


LIQUIDITY AND CAPITAL RESOURCES

When we look back at fiscal 1998, it can only be described as a "Year of Opportunities." In February 1998 a fire completely destroyed the Evansville Division; throughout the year, super-centers and combination food-drugstores expanded in our markets and in 1998 the term "Y2K" became important to Management at all levels.

To address these opportunities, Management established functional teams. These teams looked to the Company's long-range Strategic Plan as their roadmap for moving forward. Further, the teams engaged outside advisors to obtain independent assurance that the basic strategies being followed continued to be sound. The result was that the Company was able to make timely decisions and move expeditiously to take advantage of these opportunities. Specifically, a decision was made to rebuild the Evansville Division in the same location. New marketing and promotional programs were developed and implemented to meet the competition from alternative formats. A plan to address Year 2000 ("Y2K") issues was finalized and put into action.

The new Evansville facility was built at a cost of $10.8 million. Since the Company had not finalized its insurance claim for the estimated fire loss as of January 2, 1999, a significant portion of the construction cost was financed by Roundy's through internally generated funds. Cash advances of $3.3 million were received from the insurance carrier to cover construction and debris removal costs. Total capital expenditures for 1998 including the net cost of the new Evansville facility were $24.9 million compared to $22.7 million in 1997 and $39.3 million in 1996. The bulk of the other 1998 capital expenditures were for (1) new computer hardware and software to upgrade divisional warehouse systems, (2) retail store remodels and store purchases, and (3) warehouse equipment and facility improvements. In total, 1998 capital expenditures were comparable to 1997 levels. However, they were $14.4 million below 1996 expenditures, primarily because the Company purchased the Westville Division warehouse in 1996 for approximately $20 million in addition to its normal capital expenditures. It had leased this building previously. The Company, during the past three years, has expended in excess of $99 million for new capital items including capital assets obtained through business acquisitions.

Total cash flows provided from operations increased $9.9 million compared to 1997 and $19.4 million compared to 1996. There were several factors which contributed to the positive trend including (1) improved earnings,
(2) improved vendor payment terms, and (3) a decrease in accounts receivable. The higher accounts payable levels were created primarily by the Company's decision to rebuild Evansville. During the period when the building was being rebuilt, Evansville customers were supplied by both the Lima and the South Bend Divisions. Inventories in these divisions increased to accommodate both the variety and supply needs of those customers. In December 1998, the Evansville replacement facility was completed and the process of stocking the warehouse began. To minimize any imposition on the Lima and South Bend customers or the Evansville retailers during this holiday period, both the Lima and South Bend Divisions continued to purchase inventory to supply the Evansville customers while the process of restocking the new facility commenced. Roundy's was able to maximize its payment terms during this period.


As always, developing a quality customer base and emphasizing collectibility in accordance with terms has been a high priority of Management. Accordingly, in late 1997, the Company broadened its credit control procedures. The new control procedures were fully operational throughout fiscal 1998. This included a Corporate Finance Committee, expanded Management reports and comprehensive reviews directed at customer creditworthiness. The result was for fiscal 1998 that the Company's combined ratio of "accounts receivable days sales outstanding" averaged 8.6 days compared to 9.2 days in 1997 and 10.0 days in 1996. This resulted in a $6.9 million decline in accounts receivable.

As a result of its strong cash flow, the Company was able to decrease its average outstanding debt. Average outstanding debt for 1998 was $91.9 million versus $102.1 million for 1997 and $106.1 for 1996. The Company has a $60 million borrowing line available, but none was used in 1998.
With the positive trend of lower debt, Roundy's long-term debt to equity ratio declined to 0.54:1 at the end of 1998 versus 0.68:1 in 1997 and 0.85:1 in 1996. The average interest rates applicable to borrowings during 1998, 1997 and 1996 were 7.7%.

With improved Management controls and positive cash flows, the Company was able to invest excess funds in various interest earning vehicles during 1998. Daily investments averaged approximately $41.9 million in 1998 versus $26.7 million in 1997.

The Company's 1998 and 1997 capital structure is summarized in the table above.

The Company's financial condition remains strong. We believe that our cash, other liquid assets, operating cash flows and access to capital markets, taken together, provide adequate resources to fund ongoing operating requirements and future capital expenditures related to the expansion of our existing business and the development of new projects for the coming year.

RESULTS OF OPERATIONS

NET SALES AND SERVICE FEES

Net sales and service fees for the year were off approximately $34.5 million or 1.3% compared to 1997. The retail segment's net sales were down approximately $7.5 million in 1998 compared to 1997. This decrease was primarily due to a fewer number of retail stores and partially due to the additional week in 1997, a 53-week year. The wholesale segment decreased approximately $27 million. This decrease was primarily due to the sales lost at the Eldorado and Evansville Divisions because of the fire that destroyed the Evansville facility, and partially due to the 53rd week in 1997. A new marketing program developed to combat the growth of super centers in Roundy's markets stimulated sales and helped partially offset the sales decline due to the fire. Net sales for 1997 increased $31.7 million or 1.2% over 1996. This increase was primarily due to the additional week in 1997.

GROSS PROFITS

Overall 1998 gross profits were comparable to 1997 and 1996, at approximately 9.5%. The 1998 retail segment gross profits, as a percent to net sales, have continued to exceed 20%. However, due to increasing competitive pressures, the wholesale segment's 1998 gross profit has continued to decline. This gross profit, as a percent to net sales, was 7.5% in 1998 compared to 7.7% in 1997 and 7.9% in 1996. With the continued influx of competition from alternative format and food/drug combination stores throughout Roundy's markets, the Company continued to keep price increases at minimum levels. The strategy is to develop and promote value-added programs, which are competitively priced and directed at strengthening the Company's customer base. The challenge is to continue to offer such programs, keep customers financially strong and, in turn, contribute to Roundy's long-term financial success.


OPERATING AND ADMINISTRATIVE EXPENSES

Operating and administrative expenses, as a percent to net sales and service fees, were down to 8.3% in 1998 from 8.4% in 1997 and 8.5% in 1996. The reduction of expenses, as a percent to net sales, has been a major goal of the Company's Strategic Plan. This expense percentage, excluding depreciation and amortization, is also declining. The 1998 operating and administrative expenses, excluding depreciation and amortization, were 7.6% of net sales and service fees compared to 7.7% in 1997 and 7.8% in 1996. Several factors contributed to this downward trend. Specifically, the decline from 1997 was in large part due to efforts to consolidate functional duties in both the wholesale and non-food warehouses including procurement and transportation. During fiscal 1998, a major effort was made to reposition the fleet in an effort to maximize its longevity and productiveness without unduly increasing repairs and maintenance costs. Another initiative included programs directed to reduce workers' compensation type accidents through enhanced training, pre-work exercises and constant reminders of safety.

Further, in the early part of fiscal 1998, Management undertook a major initiative to reduce costs including reduced staffing and travel and eliminating activities considered not contributing to the overall goals of the Company. These efforts helped offset the $4.9 million of Y2K costs which were incurred in 1998, while such costs were minor in 1997 and 1996. Even with a significant financial effort undertaken in 1998 to resolve Y2K issues, the Company continued to grow its business and execute its Strategic Plan.

The growth in Company-owned retail operations, since 1995, has increased the overall ratio of operating and administrative expenses to sales. The retail segment, in comparison to the wholesale segment, maintains a higher wage expense and operating costs as a percent to sales. The challenge is to find quality associates for Corporate retail stores. Since this is an issue confronting many industries, the cost of wages and benefits continue to escalate. Additionally, the cost of training associates also continues to climb which in turn contributes to the increase in operating and administrative expenses in the retail segment.

In total, however, the Company has been able to overcome the higher cost ratio at retail and drive costs from operations as demonstrated by the fact that the Company's ratio of sales per full-time equivalent associate has increased the past three years to $615,000 for 1998 versus $612,000 for 1997 and $603,000 for 1996.

INTEREST EXPENSE

The positive trend in interest expense continues both in absolute dollars and as a percent of sales. In 1998, interest expense was 0.28% of net sales and service fees compared to 0.31% in 1997 and 0.33% in 1996. As a result of the growth in cash flow generated by solid earnings and operational efficiencies, the Company has been able to reduce borrowings resulting in lower interest expense.

TAXES

The effective income tax rates for 1998, 1997 and 1996 were 40.7%, 42.6%, and 42.6%, respectively.
The reason for the improvement is due entirely to the Company's efforts to reduce state and local taxes.

EARNINGS

Net earnings continued on a positive trend, achieving a record level of 0.46% of net sales and service fees compared to 0.43% for 1997 and 0.40% for 1996. Management firmly believes that its efforts in developing, executing and achieving the programs identified in its Strategic Plan are the main reasons leading to higher earnings levels.

OTHER MATTERS

EVANSVILLE FIRE

On February 28, 1998 a fire totally destroyed the Evansville Division Warehouse. The Company serviced the Evansville customers from its Lima, Ohio and South Bend, Indiana facilities. As a result of the fire, however, the Company lost approximately $60 million in sales.
A decision was made to rebuild the warehouse in the same location. As of January 2, 1999, the new facility was essentially complete and was fully operational by January 30, 1999. The Company settled its inventory claim with its insurance carrier in late 1998. However, the insurance recovery for the loss of the building and equipment, extra costs incurred to service these customers while the warehouse was being rebuilt and the business interruption portions of the claim covering the lost business have not been concluded as of year end.

YEAR 2000

The Company is continuing the implementation of its comprehensive plans to address the possible impact of Year 2000 issues on operations throughout its divisions. Progress is being monitored and reported to management and to the Board of Directors on a periodic basis.

On an enterprise-wide basis, as of January 2, 1999, the Company has completed the approximate percentages of its expected Year 2000 activities for its systems set forth in the following table. The table also shows the targeted date for the substantial completion of each Year 2000 activity:

                                            Assessment       Remediation        Testing          Implementation
                                         ---------------   --------------    ---------------    ----------------
System                                   Percent  Target   Percent  Target   Percent  Target    Percent   Target
                                         Complete  Date    Complete  Date    Complete  Date     Complete   Date
                                         -------- ------   -------- ------   -------- ------    --------  ------
IT Systems:
Procurement, including EDI Systems with
product suppliers .....................  100%      -       100%      -       100%      -         30%       3/99
Warehouse management, order processing
and distribution systems ..............  100%      -        95%     2/99      80%     3/99       80%       6/99
General (includes financial reporting,
billing and collection and other
administrative systems ................  100%      -       100%      -        90%     3/99       80%       3/99

Non-IT System:
Office Systems ........................  100%      -       100%      -       100%      -         95%       1/99
Facilities ............................  100%      -       100%      -       100%      -        100%         -
Other Non-IT Systems ..................  100%      -        n/a      -        n/a      -         85%       3/99


Efforts are continuing to contact all suppliers and service providers and coordinate appropriate measures necessary to assure the continuation of product deliveries and services. However, because there is a range of alternative suppliers for comparable products, the Company continues to focus on addressing potential problems in its critical distribution network to its customers, and is encouraging and assisting its customers in their assessment of Year 2000 issues to help them minimize disruptions at the customer level which could adversely impact the Company's ability to distribute its products.

The Company's business depends upon its ability to deliver inventory to its customers in a timely fashion. The Company believes that the worst case scenario associated with the Year 2000 Issue is if, as a result of disruptions or malfunctions, the Company is unable to process and deliver customer orders consistent with the time-sensitive nature of this process. The extent of such potential impact cannot be determined with reliability at this time due, in large part, to the lack of comprehensive information as to the Year 2000 readiness of the Company's business partners (which the Company is attempting to assemble). The Company is working with key suppliers and customers to develop action and contingency plans designed to minimize the risk of such disruptions. These plans are expected to be in place approximately June 1999.

Contingency plans for internal operating systems are also expected to be in place by June 1999.

The Company estimates total costs to be incurred to address the Year 2000 issues will be approximately $8.8 million, of which approximately $4.9 million had been spent as of January 2, 1999. Of the total cost, approximately $6.9 million (78%) will be spent on remediation and testing, and approximately $1.3 million (15%) will be spent to upgrade packaged software applications. Incremental costs, including the costs of third-party contractors to modify existing systems and internal costs, are expensed as incurred, with the funds coming from the Company's general operations, and are included in Operating and Administrative Expenses.

The Company has deferred certain IT projects as a result of its focus on Year 2000 issues; however, the deferrals are not expected to have a material impact on the Company's business or financial condition.

The Company believes it is taking reasonable steps which, when fully implemented, will prevent major business interruptions and minimize the Company's risk of exposure to liability to third parties due to the Year 2000 Issue. There can be no assurance, however, that the Company will be successful in its efforts. Further, the costs of the Company's efforts to address the Year 2000 Issue and the dates on which the Company believes it will complete the projects described above are based upon Management's best estimates. There also can be no assurance that these estimates will prove to be accurate, and the actual cost and progress on these projects could differ materially from those currently anticipated. The reasonableness of the Company's efforts, and the project time lines and budgets, were derived based on information the Company believes to be reliable and by making numerous assumptions regarding future events. For additional details about the Company's Year 2000 efforts and the risks associated with Year 2000 issues, see the Company's quarterly report on Form 10-Q for the quarter ended October 3, 1998. Statements made herein or any past statements made or contained herein are deemed Year 2000 readiness statements and are subject to the Year 2000 Information and Readiness Disclosure Act.


Independent Auditors' Report

To the stockholders and Directors of Roundy's, Inc.:

     We have audited the accompanying consolidated balance sheets of Roundy's, Inc. and its subsidiaries as of January 2, 1999 and January 3, 1998 and the related statements of consolidated earnings, stockholders' equity and cash flows for each of the three years in the period ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at January 2, 1999 and January 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
February 19, 1999





Statements of Consolidated Earnings
For The Years Ended January 2, 1999, January 3, 1998 and December 28, 1996

                                                  1998             1997              1996
                                             --------------    --------------    --------------
Revenues:
   Net sales and service fees ...........    $2,576,222,100    $2,610,696,700    $2,579,010,200
   Other-net ............................         2,428,500         3,695,700         4,494,700
                                             --------------    --------------    --------------
                                              2,578,650,600     2,614,392,400     2,583,504,900
                                             --------------    --------------    --------------
Costs and Expenses:
   Cost of sales ........................     2,330,300,800     2,362,355,200     2,333,216,600
   Operating and administrative .........       215,034,300       218,610,500       218,342,700
   Interest .............................         7,293,100         8,220,900         8,479,900
                                             --------------    --------------    --------------
                                              2,552,628,200     2,589,186,600     2,560,039,200
                                             --------------    --------------    --------------
Earnings Before Patronage Dividends .....        26,022,400        25,205,800        23,465,700

Patronage Dividends .....................         5,975,700         5,687,000         5,568,300
                                             --------------    --------------    --------------
Earnings Before Income Taxes ............        20,046,700        19,518,800        17,897,400
                                             --------------    --------------    --------------
Provision (Credit) for Income Taxes:
   Current-Federal ......................         8,400,000         7,786,000         5,255,200
          -State ........................         1,539,000         1,722,300           859,800
   Deferred .............................        (1,790,000)       (1,193,100)        1,515,000
                                             --------------    --------------    --------------
                                                  8,149,000         8,315,200         7,630,000
                                             --------------    --------------    --------------
Net Earnings ............................    $   11,897,700    $   11,203,600    $   10,267,400
                                             ==============    ==============    ==============

See notes to consolidated financial statements.



Consolidated Balance Sheets
As Of January 2, 1999 and January 3, 1998


                                                               1998           1997
                                                           ------------    -----------
Assets

Current Assets:
   Cash and cash equivalents ............................  $ 72,094,500    $ 52,366,900
   Notes and accounts receivable, less allowance for ....
   losses, $6,361,600 and $5,648,700, respectively ......    78,489,000      86,998,500
   Merchandise inventories ..............................   159,743,100     150,898,000
   Prepaid expenses .....................................     5,347,000       5,216,200
   Future income tax benefits ...........................     6,373,800       6,227,800
                                                           ------------    ------------
        Total current assets ............................   322,047,400     301,707,400
                                                           ------------    ------------
Other Assets:
   Notes receivable, less allowance for losses,
     $6,015,000 and  $5,299,000, respectively ...........    11,013,000      11,604,600
   Goodwill and other assets ............................    10,140,600      13,696,700
   Other real estate ....................................     4,081,300       7,152,500
   Deferred income tax benefit ..........................     4,492,000       2,848,000
                                                           ------------    ------------
        Total other assets ..............................    29,726,900      35,301,800
                                                           ------------    ------------
Property and Equipment-At Cost:
   Land .................................................     5,640,500       5,602,000
   Buildings ............................................    75,843,500      69,445,600
   Equipment ............................................   120,581,900     115,757,400
   Leasehold improvements ...............................    12,526,400      14,715,100
                                                           ------------    ------------
                                                            214,592,300     205,520,100
   Less accumulated depreciation and amortization .......   103,955,000     102,219,500
                                                           ------------    ------------
        Property and equipment-net ......................   110,637,300     103,300,600
                                                           ------------    ------------
                                                           $462,411,600    $440,309,800
                                                           ============    ============



                                                               1998           1997
                                                           ------------    ------------
Liabilities and Stockholders' Equity

Current Liabilities:
   Current maturities of long-term debt .................  $ 10,159,700    $ 10,156,800
   Accounts payable .....................................   165,801,200     155,001,500
   Accrued expenses ........................ ............    56,924,600      50,148,300
   Income taxes .........................................     4,418,600       2,327,100
                                                           ------------    ------------
        Total current liabilities .......................   237,304,100     217,633,700
                                                           ------------    ------------
Long-Term Debt, Less Current Maturities .................    73,298,100      83,457,800
Other Liabilities .......................................    16,998,100      16,758,000
                                                           ------------    ------------
        Total liabilities ...............................   327,600,300     317,849,500
                                                           ------------    ------------
Commitments and Contingencies  (Note 10)

Redeemable Common Stock .................................     9,007,700       6,375,300

Stockholders' Equity:

   Common stock:
     Voting (Class A) ...................................        14,900          15,800
     Non-voting (Class B) ...............................     1,327,300       1,346,600
                                                           ------------    ------------
        Total common stock ..............................     1,342,200       1,362,400
   Patronage dividends payable in common stock  .........     4,060,000       3,738,000
   Additional paid-in capital ...........................    31,582,600      28,588,300
   Reinvested earnings ..................................    89,950,000      83,527,500
                                                           ------------    ------------
                                                            126,934,800     117,216,200

    Less:
     Treasury stock, at cost ............................     1,131,200       1,131,200
                                                           ------------    ------------
        Total stockholders' equity ......................   125,803,600     116,085,000
                                                           ------------    ------------
                                                           $462,411,600    $440,309,800
                                                           ============    ============
See note to consolidated financial statements.



Statements Of Consolidated Stockholders' Equity
For The Years Ended January 2, 1999, January 3, 1998 and December 28, 1996

                                                  Common Stock
                                      ---------------------------------------       Patronage
                                            Class A           Class B               Dividends       Additional
                                      ---------------------------------------       Paybable in      Paid-in       Reinvested
                                       Shares    Amount    Shares     Amount       Common Stock      Capital        Earnings
                                      ----------------------------------------------------------------------------------------

Balance, December 30, 1995 ..........  13,400    $16,700   1,025,897  $1,182,400   $3,405,000       $21,222,100    $66,258,500
   Net earnings .....................                                                                               10,267,400
   Common stock issued ..............     600        800      51,806      64,800   (3,405,000)        4,312,900
   Common stock purchased ...........  (1,000)    (1,200)    (10,433)    (13,100)                      (449,200)      (980,300)
   Redeemable common stock ..........                         (7,090)     (8,900)                      (165,200)      (494,500)
   Patronage dividends payable in
      common stock ..................                                               3,779,000
                                       ---------------------------------------------------------------------------------------
Balance, December 28, 1996 ..........  13,000     16,300   1,060,180   1,325,200    3,779,000        24,920,600     75,051,100
   Net earnings .....................                                                                               11,203,600
   Common stock issued ..............   1,100      1,400      51,219      64,000   (3,779,000)        4,756,700
   Common stock purchased ...........  (1,500)    (1,900)    (15,539)    (19,400)                      (568,900)    (1,332,200)
   Redeemable common stock ..........                        (18,575)    (23,200)                      (520,100)    (1,395,000)
   Patronage dividends payable in
      common stock ..................                                               3,738,000
                                       ---------------------------------------------------------------------------------------
Balance, January 3, 1998 ............  12,600     15,800   1,077,285   1,346,600    3,738,000        28,588,300     83,527,500
   Net earnings .....................                                                                               11,897,700
   Common stock issued ..............     500        600      50,857      63,600   (3,738,000)        5,160,900
   Common stock purchased ...........  (1,200)    (1,500)    (28,120)    (35,200)                      (945,900)    (2,364,300)
   Redeemable common stock ..........                        (38,148)    (47,700)                    (1,220,700)    (3,110,900)
   Patronage dividends payable in
      common stock ..................                                               4,060,000
                                       ---------------------------------------------------------------------------------------
Balance, January 2, 1999 ............  11,900    $14,900   1,061,874  $1,327,300   $4,060,000       $31,582,600    $89,950,000
                                       =======================================================================================

Treasury Stock, January 2, 1999,
   January 3, 1998 and December 28,1996 ......                13,285  $1,131,200
                                                           ======================
See notes to consolidated financial statements.




Statements Of Consolidated Cash Flows
For The Years Ended January 2, 1999, January 3, 1998 and December 28, 1996

                                                                                              1998          1997          1996
                                                                                          -----------   -----------   -----------
Cash Flows From Operating Activities:
 Net earnings .........................................................................   $11,897,700   $11,203,600   $10,267,400
 Adjustments to reconcile net earnings to net cash flows provided by operating activities:
     Depreciation and amortization.....................................................    18,782,300    17,132,300    16,326,800
     Allowance for losses .............................................................     2,189,300     2,389,100     5,302,600
     Loss (gain) on sale of property and equipment ....................................     2,527,300       612,900    (1,233,500)
     Patronage dividends payable in common stock ......................................     4,060,000     3,738,000     3,779,000
   (Increase) decrease in operating assets net of the effects of business acquisitions:
     Notes and accounts receivable ....................................................     6,899,000     8,975,000    (2,818,400)
     Merchandise inventories  .........................................................    (8,398,300)    5,808,200    10,319,700
     Prepaid expenses  ................................................................      (129,100)   (2,450,300)    2,453,500
     Future income tax benefits  ......................................................      (146,000)    1,589,600       679,400
     Goodwill and other assets     ....................................................      (433,900)      (76,500)     (413,400)
     Other real estate   ..............................................................     3,071,200    (2,712,800)      219,700
     Deferred income tax benefit   ....................................................    (1,644,000)   (1,087,000)     (860,100)
   Increase (decrease) in operating liabilities:
     Accounts payable    ..............................................................    10,804,400    (4,036,600)   (7,237,800)
     Accrued expenses    ..............................................................     6,877,200     6,092,900     1,470,600
     Income taxes   ...................................................................     2,091,500     1,391,000       864,300
     Other liabilities   ..............................................................       240,100       235,300       200,200
                                                                                          -----------   -----------   -----------
   Net cash flows provided by operating activities ....................................    58,688,700    48,804,700    39,320,000
                                                                                          -----------   -----------   -----------

Cash Flows From Investing Activities:
   Capital expenditures - net of insurance proceeds....................................   (24,936,000)  (22,726,700)  (39,291,800)
   Proceeds from sale of property and equipment .......................................     4,004,700     1,740,200     5,763,400
   Payment for business acquisition net of cash acquired...............................    (4,586,300)   (3,967,400)  (13,918,700)
   Decrease in notes receivable    ....................................................       320,000     1,059,000     3,927,500
                                                                                          -----------   -----------   -----------
   Net cash flows used in investing activities ........................................   (25,197,600)  (23,894,900)  (43,519,600)
                                                                                          -----------   -----------   -----------
Cash Flows From Financing Activities:
   Principal payments of long-term debt ...............................................   (10,159,700)  (10,156,800)  (10,235,600)
   Increase (decrease) in current maturities of long-term debt ........................         2,900       (69,000)    6,449,300
   Proceeds from sale of common stock  ................................................     1,487,100     1,043,100       973,500
   Common stock purchased     .........................................................    (5,093,800)   (3,702,500)   (4,027,300)
   Proceeds from long-term borrowings .................................................                                25,000,000
                                                                                          -----------   -----------   -----------
   Net cash flows (used in) provided by financing activities ..........................   (13,763,500)  (12,885,200)   18,159,900
                                                                                          -----------   -----------   -----------
Net  Increase in Cash and Cash Equivalents ............................................    19,727,600    12,024,600    13,960,300

Cash And Cash Equivalents, Beginning Of Year ..........................................    52,366,900    40,342,300    26,382,000
                                                                                          -----------   -----------   -----------

Cash And Cash Equivalents, End Of Year ................................................   $72,094,500   $52,366,900   $40,342,300
                                                                                          ===========   ===========   ===========

Cash Paid During The Year For:
   Interest    ........................................................................   $ 7,487,600   $ 8,084,600   $ 8,545,900
   Income Taxes     ...................................................................     7,853,400     6,433,100     6,965,100
Supplemental Noncash Financing Activities-Patronage Dividends Payable in Common Stock..     4,060,000     3,738,000     3,779,000
See notes to consolidated financial statements.

Notes To Consolidated
Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES
Fiscal year-The Company's fiscal year is the 52 or 53 week period ending the Saturday nearest to December 31. The years ended January 2, 1999 and December 28, 1996 included 52 weeks. The year ended January 3, 1998 included 53 weeks.

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

Goodwill and long-lived assets-The excess of cost over the fair value of net assets of businesses acquired (goodwill) is being amortized on a straight-line basis over 20 years. Accumulated amortization at January 2, 1999 and January 3, 1998 was $5,714,000 and $4,267,800, respectively. The
Company periodically evaluates the carrying value of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company analyzes the future recoverability of the long-lived assets using the related undiscounted future cash flows of the business and recognizes any adjustments to its carrying value on a current basis.

Depreciation-Depreciation and amortization of property and equipment are computed primarily on the straight-line method over their estimated useful lives, which are generally thirty-nine years for buildings, three to ten years for equipment and ten to twenty years for leasehold improvements.

Closed facilities reserve-When a facility is closed the remaining investment, net of expected salvage value, is expensed. For properties under lease agreements, the present value of any remaining future liability under the lease, net of expected sublease recovery, is also expensed. The amounts charged to operations in 1998, 1997 and 1996 for the present value of these remaining future liabilities were not significant.

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

New accounting pronouncement-In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP is effective for fiscal years beginning after December 15, 1998. The Company is in the process of evaluating the impact on the Consolidated Financial Statements. The adoption of the SOP is not expected to have a material impact on the Company's Consolidated Financial Statements.

2. ACQUISITIONS
On December 8, 1998, the Company purchased a grocery retailer for $4,586,300 in cash. On September 15, 1997, the Company purchased a grocery retailer for $3,967,400 in cash. On June 22, 1996, the Company purchased all of the outstanding stock of a grocery retailer for $13,918,700 in cash. The acquisitions have been accounted for as purchases and the results of operations have been included in the Consolidated Financial Statements since the dates of acquisition. On an unaudited pro-forma basis, the effect of the acquisitions was not significant to the Company's 1998, 1997 and 1996 results of operations.


3. PATRONAGE DIVIDENDS
The Company's By-Laws require that, to the extent permitted by the Internal Revenue Code, patronage dividends are to be paid out of earnings from business activities with stockholder-customers in an amount which will reduce the net earnings of the Company to an amount which will result in an 8% increase in the book value of its common stock. For years prior to 1998, a 10% increase in book value was required. The dividends are payable at least 20% in cash and the remainder in Class B common stock. Dividends for the years ended January 2, 1999, January 3, 1998 and December 28, 1996 were payable 30% in cash.

4. NOTES AND ACCOUNTS RECEIVABLE
The Company extends long-term credit to certain independent retailers it serves to be used primarily for store expansion or improvements. Loans to independent retailers are primarily collateralized by the retailer's inventory, equipment, personal assets and pledges of Company stock. Interest rates are generally in excess of the prime rate and terms of the notes are up to 15 years. Included in current notes and accounts receivable are amounts due within one year totalling $6,357,000 and $7,523,400 at January 2, 1999 and January 3, 1998, respectively. The Company is exposed to credit risk with respect to accounts receivable, although it is generally limited due to short payment terms. The Company continually monitors its receivables with customers by reviewing, among other things, credit terms, collateral and guarantees.

5. LONG-TERM DEBT
Long-term debt, exclusive of current maturities, consists of the following at the respective year-ends:

                                          1998         1997
                                      -----------  -----------
Senior unsecured notes payable
   9.26%, due 2000 to 2001 .........   $5,000,000   $7,500,000
   7.57% to 8.26%, due 2000 to 2008.   17,300,000   18,500,000
   6.94%, due 2000 to 2003 .........   25,714,300   32,142,900
   7.86%, due 2000 to 2006 .........   25,000,000   25,000,000
Other long-term debt ...............      283,800      314,900
                                      -----------  -----------
Total  .............................  $73,298,100  $83,457,800
                                      ===========  ===========


At January 2, 1999, $60,000,000 was available to the Company under its revolving credit agreements, all of which was unused. The loan agreements include, among other provisions, minimum working capital and net worth requirements and limit stock repurchases and total debt outstanding.


Repayment of principal on long-term debt outstanding is as follows:

1999   ..........             $  10,159,700
2000   ..........                24,734,400
2001   ..........                13,738,000
2002   ..........                11,242,000
2003   ..........                11,246,400
Thereafter ......                12,337,300

6. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company's financial instruments, as defined in SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," consist primarily of accounts and notes receivable, accounts payable, notes payable and long-term debt. The carrying amounts for accounts and notes receivable, accounts payable and notes payable approximate their fair values. Based on the borrowing rates currently available to the Company for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities, is approximately $83,950,000 and $93,460,000 as of January 2, 1999 and January 3, 1998, respectively.

7. STOCKHOLDERS' EQUITY
The authorized capital stock of the Company is 60,000 shares of Class A common stock and 2,400,000 shares of Class B common stock with a par value of $1.25 a share. Inactive customers are required to exchange Class A voting stock held for Class B non-voting stock.

The issuance and redemption of common stock is based on the book value thereof as of the preceding year-end. The year-end book value was $114.80, $104.35 and $94.30 for 1998, 1997 and 1996, respectively. The Company is obligated, upon request, to repurchase common stock held by inactive customers or employees. The amount available for such repurchases in any year is subject to limitations under certain loan agreements.

Class B common stock which is subject to redemption is reflected outside of stockholders' equity. Redeemable common stock is held by inactive customers and former employees. As of January 2, 1999 and January 3, 1998, 78,464 and 61,095 shares, respectively, were subject to redemption. The Class B common stock subject to redemption is payable over a five year period based upon the book value at the preceding fiscal year end. The Company expects to repurchase shares of 24,012, 22,405, 12,863, 11,500 and 7,684 in 1999, 2000, 2001, 2002 and 2003, respectively.

In conjunction with the 1996 acquisition discussed in Note 2, 13,285 shares of Class B common stock were owned by the acquired Company. The fair market value of the shares as of June 22, 1996 acquisition date has been reflected in the Consolidated Balance Sheet as treasury stock.

Effective November 1991, the Board of Directors adopted the 1991 Stock Incentive Plan (the "Plan") under which up to 75,000 shares of Class B common stock may be issued pursuant to the exercise of stock options. The Plan also authorizes the grant of up to 25,000 stock appreciation rights ("SARs"). Options and SARs may be granted to senior executives and key employees of the Company by the Compensation Committee of the Board of Directors. No options or SARs may be granted under the Plan after November 30, 2001.

Option and SAR transactions are as follows:

                                                                            Options
                                                                           Weighted
                                    Options    SARs        Price          Average Price
                                    -------   ------   ---------------   ---------------
Outstanding, December 30, 1995 ...  43,600    19,100   $53.10 - $77.40     $61.97
        Exercised ................  (1,600)   (2,266)   53.10 -  77.40      68.29
        Cancelled ................    (500)     (834)            77.40      77.40
                                    ------    ------   ---------------
Outstanding, December 28, 1996 ...  41,500    16,000    53.10 -  77.40      61.54
        Granted ..................   4,300     4,200             94.30      94.30
                                    ------    ------   ---------------
Outstanding, January 3, 1998 .....  45,800    20,200    53.10 -  94.30      64.62
        Granted ..................   4,200       800            104.35     104.35
                                    ------    ------    --------------
Outstanding, January 2, 1999 .....  50,000    21,000   $53.10 -$104.35      67.96
                                    ======    ======   ===============
Excercisable at January 2, 1999 ..  43,966    17,816   $53.10 -$104.35      64.92
                                    ======    ======   ===============
Available for grant after
  January 2, 1999 ................   1,000       184
                                     ======    ======

The following table summarizes information concerning currently outstanding and excercisable options:

                               Stock Options Outstanding            Stock Options Excercisable
                            --------------------------------    --------------------------------
                                       Weighted
                                       Average      Weighted                   Weighted
                             Number    Remaining    Average        Number      Average
                               of     Contractual   Exercise         Of        Exercise
 Range of Exercise Price     Shares       Life       Price         Shares       Price
 -----------------------     ------   -----------   --------      -------      --------
  $50.00 -  65.00            24,500     3.3         $ 55.06       23,200       $ 55.00
  $65.01 -  80.00            17,000     5.9           70.89       16,400         71.10
  $80.01 -  95.00             4,300     8.3           94.30        4,300         94.30
  $95.01 - 110.00             4,200     9.3          104.35           66        104.35
                             ------     ---------   --------      -------      --------
                             50,000                 $ 67.96       43,966       $ 64.92
                             ======                 ========      =======      ========

Options granted become exercisable based on the vesting rate which ranges from 20% at the date of grant to 100% eight years from the date of grant.

SAR holders are entitled, upon exercise of an SAR, to receive cash in an amount equal to the excess of the Fair Market Value per share of the Company's common stock as of the date on which the SAR is exercised over the base price of the SAR. SARs granted become exercisable based on the vesting rate which ranges from 20% on the last day of the fiscal year of the grant to 100% eight years from the last day of the fiscal year of the grant. Compensation expense was not material in 1998, 1997 and 1996. In the event of a change in control of the Company, all options and SARs previously granted and not exercised, become exercisable.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Compensation expense was immaterial for 1998, 1997 and 1996. If the Company had elected to recognize compensation cost for the Plan based on the fair value of the options at the grant dates, consistent with the method prescribed by SFAS No. 123, the decrease in 1998, 1997 and 1996 net earnings would have been less than $80,000.


8. EMPLOYEE BENEFIT PLANS
Substantially all non-union employes of the Company and employees of its subsidiaries are covered by defined benefit pension plans. Benefits are based on either years of service and the employee's highest compensation during five of the most recent ten years of employment or on stated amounts for each year of service. The Company intends to annually contribute only the minimum contributions required by applicable regulations.

The Financial Accounting Standards Board ("FASB") issued SFAS 132, "Employers' Disclosures about Pension and Other Postretirement Benefits," in February 1998. The new standard does not change the measurement or recognition of costs for pension or other postretirement plans. It standardizes disclosures and eliminates those that are no longer useful. The following tables, prepared in accordance with the new standard, set forth pension obligations and plan assets as of January 2, 1999 and January 3, 1998:


                                                  1998             1997
                                              -------------   --------------
Change in benefit obligation:
Benefit Obligation - Beginning of Year ......  $45,893,300     $37,747,200
Service cost ................................    2,811,400       2,238,700
Interest cost ...............................    3,272,400       2,937,100
Actuarial loss ..............................    2,282,200       4,522,500
Benefits paid ...............................   (1,680,200)     (1,552,200)
                                               ------------    ------------
Benefit Obligation - End of the Year ........  $52,579,100     $45,893,300
                                               ============    ============
Change in plan assets:
Fair Value - Beginning of Year ..............  $37,631,100     $33,277,800
Actual return on plan assets ................    3,247,100       3,916,700
Company contribution ........................    3,323,600       1,988,800
Benefits paid ...............................   (1,680,200)     (1,552,200)
                                               ------------    ------------
Fair Value - End of the Year ................  $42,521,600     $37,631,100
                                               ============    ============
Funded status:
As of year end .............................. $(10,057,500)    $(8,262,200)
Unrecognized cost:
Actuarial and investment (gains) losses, net.    7,295,700       4,840,400
Prior service cost ..........................      252,200         288,000
Transition asset ............................     (547,300)       (721,400)
                                              -------------    ------------
Accrued benefit cost ........................ $ (3,056,900)    $(3,855,200)
                                              =============    =============


The components of pension cost are as follows:             1998         1997         1996
                                                        ----------   ----------   ----------
Benefits earned during the year ....................    $2,811,400   $2,238,700   $2,155,300
Interest cost on projected benefit obligation.......     3,272,400    2,937,100    2,608,900
Expected return on plan assets .....................    (3,444,100)  (2,993,000)  (2,651,500)
Net amortization and deferral
Unrecognized net loss...............................        23,900                     1,800
Unrecognized prior service cost ....................        35,900       35,900       38,300
Unrecognized net asset .............................      (174,100)    (174,100)    (174,100)
                                                        ----------   ----------   ----------
Net pension cost ...................................    $2,525,400   $2,044,600   $1,978,700
                                                        ==========   ==========   ==========

The assumptions used in the accounting were as follows:
Discount rate  .....................................         7.00%        7.25%        7.75%
Rate of increase in compensation levels ............         4.00%        4.00%        4.00%
Expected long-term rate of return on assets ........         9.00%        9.00%        9.00%

The change in the discount rate in 1998 resulted in a $2,100,000 increase in the projected benefit obligation in 1998 and is expected to result in an increase in the 1999 pension expense of approximately $298,000.

The Company and its subsidiaries also participate in various multi-employer plans which provide defined benefits to employees under collective bargaining agreements. Amounts charged to pension expense for such plans were $4,655,000, $4,530,300 and $4,296,100 in 1998, 1997 and 1996,
respectively.   Also, the Company has a defined contribution plan covering substantially all salaried and hourly employees not covered by a collective bargaining agreement. Total expense for the plan amounted to $1,181,400, $858,400 and $556,600 in 1998, 1997 and 1996, respectively.


9. INCOME TAXES
Federal income tax at the statutory rates of 35% in 1998, 1997 and 1996 and income tax expense as reported are reconciled as follows:

                                          1998         1997        1996
                                        ----------  ----------  ----------
Federal income tax at statutory rates . $7,016,400 $6,831,600 $6,264,100 State income taxes, net of federal
   tax benefits........................  1,000,300   1,119,500     930,700
Other-net .............................    132,300     364,100     435,200
                                        ----------  ----------  ----------
Income tax expense .................... $8,149,000  $8,315,200  $7,630,000
                                        ==========  ==========  ==========

The approximate tax effects of temporary differences at January 2, 1999 and January 3, 1998 are as follows:

                                                           1998                                        1997
                                               -----------------------------------    ----------------------------------------
                                                 Assets    Liabilities     Total         Assets      Liabilities     Total
                                               ----------  -----------  ----------    ----------     ------------   ----------
Allowance for doubtful accounts ............   $ 1,084,000              $ 1,084,000    $ 1,057,000                  $1,057,000
Inventories ................................               $(1,419,200)  (1,419,200)                 $(1,264,200)   (1,264,200)
Employee benefits ..........................     5,764,000                5,764,000      5,213,000                   5,213,000
Accrued expenses not currently deductable ..       945,000                  945,000      1,222,000                   1,222,000
                                               ----------- -----------  -----------    -----------   -----------    ----------
Current ....................................     7,793,000  (1,419,200)   6,373,800      7,492,000    (1,264,200)    6,227,800
                                               ----------- -----------  -----------    -----------   -----------    ----------
Allowance for doubtful accounts ............     2,431,000                2,431,000      2,142,000                   2,142,000
Depreciation and amortization ..............                (6,602,000)  (6,602,000)                  (6,773,000)   (6,773,000)
Employee benefits ..........................     5,067,000                5,067,000      4,115,000                   4,115,000
Accrued expenses not currently deductable ..     3,828,000                3,828,000      3,583,000                   3,583,000
Other ......................................                 (232,000)     (232,000)                    (219,000)     (219,000)
                                               ----------- -----------  -----------    -----------    -----------    ----------
Noncurrent .................................    11,326,000  (6,834,000)   4,492,000      9,840,000    (6,992,000)    2,848,000
                                               ----------- -----------  -----------    -----------   -----------    ----------
Total ......................................   $19,119,000 $(8,253,200) $10,865,800    $17,332,000   $(8,256,200)   $9,075,800
                                               =========== ===========  ===========    ===========   ===========    ==========



10. LEASE OBLIGATIONS AND CONTINGENT LIABILITIES
Rental payments and related subleasing rentals under operating leases are as follows:


                         RENTAL PAYMENTS
                     -------------------------
                                                SUBLEASING
                      MINIMUM     CONTINGENT      RENTALS
                     -----------  -----------   ------------
1996 .............   $31,711,700   $ 486,600     $21,628,300
1997 .............    28,625,700     406,600      21,249,900
1998 .............    29,883,200     414,300      23,207,000

Contingent rentals may be paid under certain store leases on the basis of the store's sales in excess of stipulated amounts.

Future minimum rental payments under long-term operating leases are as follows at January 2, 1999:

1999 ...........       $29,383,600
2000 ...........        27,978,100
2001 ...........        26,208,700
2002 ...........        25,517,900
2003 ...........        24,532,100
Thereafter .....       173,039,300
                       -----------
Total ..........      $306,659,700
                      ============

Total minimum rentals to be received in the future under non-cancelable subleases as of January 2, 1999 are $236,080,300.

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

12. EVANSVILLE FIRE
During fiscal 1998, fire destroyed the Evansville, Indiana warehouse, inventory and equipment. The Division supplied frozen food and meat products to Roundy's customers in the Southern Midwest area. Discussions are in process with the insurance carrier relating to the inventory, building and equipment and estimated business interruption losses incurred.

Through January 2, 1999, cash advances aggregating $7.4 million were received from the insurance carrier relative to (1) the cost of the inventory destroyed in the fire ($4.1 million), (2) a partial advance on the replacement cost of the destroyed building and equipment ($3.0 million) and (3) to cover certain costs of demolishing the building and removing debris from the site ($0.3 million).

The Company elected to rebuild the facility on the existing site and completed the project in January 1999 at a cost of approximately $10.8 million. The new facility was fully operational by January 30, 1999, again supplying frozen food and meat products to Roundy's customers.

The Company is in negotiations with the insurance carrier regarding an overall settlement of its claims. Due to the complexity of the loss, the Company anticipates that the final settlement may require an extended period of negotiation. However, Management believes that the Company's insurance coverage was sufficient and that the final settlement with its insurance carrier will not have a material adverse impact on the Company's future financial statements.


13. SEGMENT REPORTING
In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which the Company has adopted in the current year.

The Company and its subsidiaries sell and distribute food and nonfood products that are typically found in supermarkets. The Company's wholesale distribution segment sells to both corporately and independently owned retail food stores, while the retail segment sells directly to the consumer.

Gross Profit represents net sales, less cost of sales.

Identifiable assets are those used exclusively by that industry segment.
Corporate assets are principally cash and cash equivalents, notes receivable, corporate office facilities and equipment.

                              1998             1997           1996
                          --------------  --------------  --------------
NET SALES
     Wholesale .........  $2,512,268,000  $2,503,067,600  $2,483,307,100
     Retail    .........     284,127,500     291,612,600     275,761,300
     Eliminations ......    (220,173,400)   (183,983,500)   (180,058,200)
                          --------------  --------------  --------------
       Total ...........  $2,576,222,100  $2,610,696,700  $2,579,010,200
                          ==============  ==============  ==============
GROSS PROFIT
     Wholesale .........  $  188,767,200  $  191,931,500  $  195,639,200
     Retail ............      60,132,300      59,048,700      52,583,000
     Eliminations ......      (2,978,200)     (2,638,700)     (2,428,600)
                          --------------  --------------  --------------
       Total ...........  $  245,921,300  $  248,341,500  $  245,793,600
                          ==============  ==============  ==============
IDENTIFIABLE ASSETS
     Wholesale .........  $  304,332,200  $  296,886,900  $  313,589,800
     Retail ............      54,856,500      59,645,800      53,834,600
     Corporate .........     103,232,900      83,777,100      67,216,600
                          --------------  --------------  --------------
      Total ............  $  462,411,600  $  440,309,800  $  434,641,000
                          ==============  ==============  ==============
DEPRECIATION AND AMORTIZATION
     Wholesale .........  $    8,311,100  $    7,393,000  $    6,533,400
     Retail  ...........       4,296,800       4,070,700      53,680,100
     Corporate .........       6,174,400       5,668,600      66,113,300
                          --------------  --------------  --------------
       Total ...........  $   18,782,300  $   17,132,300  $   16,326,800
                          ==============  ==============  ==============
CAPITAL EXPENDITURES
     Wholesale .........  $   12,942,400  $    6,266,000  $   30,109,000
     Retail ............       3,353,400       5,565,700       5,360,000
     Corporate .........       8,640,200      10,895,000       3,822,800
                          --------------  --------------  --------------
       Total ...........  $   24,936,000  $   22,726,700  $   39,291,800
                          ==============  ==============  ==============

Divisional Map

1.      Corporate Office - Roundy's, Inc.
        23000 Roundy Drive
        Pewaukee, WI  53072
2.      Milwaukee Division
        11300 W. Burleigh Street
        Wauwatosa, WI  53222
3.      Roundy's General Merchandise Division
        400 Walter Road
        Mazomanie, WI  53560
4.      Eldorado Division
        Route 45 South
        Eldorado, IL  62930
5.      Evansville Perishable Division
        4501 Peters Road
        Evansville, IN  47711
6.      Westville Division
        6500 South U.S. 421
        Westville, IN  46391
7.      South Bend Perishable Division
        2107 Western Avenue
        South Bend, IN  46619
8.      Muskegon Division
        1764 Creston Street
        Muskegon, MI  49443
9.      Van Wert Division
        1200 N. Washington
        Van Wert, OH  45891
10.     Lima Division
        1100 Prosperity Road
        Lima, OH  45802


BOARD OF DIRECTORS

Brenton H. Rupple
Milwaukee, WI

Gary R. Sarner
Chairman
Total Logistic Control, LLC
Milwaukee, WI

Patrick D. McAdams
McAdams, Inc
Wales, WI

Gerald F. Lestina
President & CEO

Charles R. Bonson
Bonson's Foods, Inc.
Eagle River, WI

George C. Kaiser
Milwaukee, WI

Robert E. Bartels
Martin's Super Markets, Inc.
South Bend, IN

Gary N. Gundlach
Pick 'n Save - Stoughton
Stoughton, WI

Robert S. Gold
Gold's of Mequon, LLC
Mequon, WI

Robert D. Ranus
Vice President & Chief Financial Officer


ELECTED CORPORATE OFFICERS

Gerelad F. Lestina
President & CEO

Ralph D. Beketic
Vice President - Wholesale

David C. Busch
Vice President of Administration

Edward G. Kitz
Vice President, Secretary & Treasurer

Charles H. Kosmaler, Jr.
Vice President - Planning and Information Services

Robert D. Ranus
Vice President & Chief Financial Officer

Michael J. Schmitt
Vice President - Sales and Development

Marion H. Sullivan
Vice President of Marketing

Advisory Committe

Kent Burnstad
Burnstad's Supermarket
701 E. Clifton Street
Tomah, WI  54660

Tom Czerwonka
Pick 'n Save - Two Rivers
1010 22nd Street
Two Rivers, WI  54241

Bob Glisch
Mega Marts, Inc.
150 W. Holt Avenue
Milwaukee, WI  53207

Frank Serio
Pick 'n Save - Cudahy
5851 South Packard Avenue
Cudahy, WI  53110

Mark Stinebrink
Pick 'n Save - Lake Geneva
100 East Geneva Square
Lake Geneva, WI  53147

John Stone
Pick 'n Save - Baraboo
615 Highway 136
West Baraboo, WI 53913

TRUSTEES

Gerald F. Lestina
President & CEO

Edward G. Kitz
Vice President, Secretary & Treasurer

Victor C. Burnstad
Burnstad Bros. Inc.
Tomah, WI

David J. Spiegelhoff
Pick 'n Save - Burlington
Burlington, WI

Bronson J. Haase
President & CEO
Wisconsin Gas Company
Milwaukee, WI

Robert R. Spitzer
President Emeritus
Milwaukee School of Engineering
Milwaukee, WI

