Form 10-K405, Exhibit 13
period 2000-01-01
ROUNDYS INC
filed 2000-03-21
CIK 314423

EXHIBIT 13



SELECTED FINANCIAL DATA


($000 omitted except for
 per share data and ratios)                   1999         1998        1997         1996        1995
----------------------------               ----------   ----------   ----------   ---------  ----------
Net sales and service fees                 $2,717,216   $2,576,222   $2,610,697  $2,579,010  $2,488,196

Net earnings                                   17,609       11,898       11,204      10,267       9,022

Patronage dividends                             6,447        5,976        5,687       5,568       5,129

Total assets                                  497,325      462,412      440,310     434,641     407,337

Long-term debt less current maturities         48,564       73,298       83,458      93,615      78,850

Stockholders' equity (1)                      153,919      134,811      122,460     109,945     100,033

Book value per share                           129.95       114.80       104.35       94.30       85.15

Working capital                                67,937       84,743       84,074      90,498      90,740

Current ratio                                  1.25:1       1.38:1       1.39:1      1.42:1      1.43:1

Earnings before patronage
dividends  as a percent of net
sales and service fees                          1.33%        1.01%        0.97%       0.91%       0.81%

(1) includes redeemable common stock

Message to our Stockholders
---------------------------

Once more I address our management, our associates, our stockholders and our suppliers with a message of an increasingly competitive market, one which will require diligence and the spirit of competitiveness, quality and customer service that has made this Company grow to be the leader in the marketplace.

Once more, in spite of marketplace conditions, Roundy's has risen to the occasion. Our Company in 1999 had a record year, in many respects, the best in its 127-year history. It was a year that we had predicted several years ago when we forecasted "a new era of unbridled prosperity for Roundy's."

We must continue to work together as a team to stay ahead of the competition in 2000 and beyond. We can enjoy our success, but we must always be prepared for greater competition.

We are a good company, a strong company, and a company that believes in its communities, its roots and its people. We have been successful because we are a team, a team that is alert to our customers' needs at all times, even in times of prosperity. Now, let's take a look at some of the factors that made 1999 such a great year.

As I mentioned earlier, industry challenges continued throughout 1999. In spite of increased retail chain competition, a continued lack of inflation and a $3.4 million dollar expense for Y2K compliance, our Company had one of the finest years in its 127-years of operation.

1. Sales increased 5.5 percent to $2,717,216,400, a Company record.

2. Earnings before patronage dividends increased 38.6 percent to $36,065,600, which is also a Company record. This amount as a percent to sales was 1.33 percent, which represents the highest ratio in 19 years.

3. In addition to stock growth of 13.2 percent, we paid out a patronage dividend of $6,446,900, which is another Company record.

4. Net earnings of $17,609,400 reached record levels for the fifth consecutive year.

5. Long-term debt decreased $24,734,500. Our long-term debt to equity ratio of 0.32:1 is the lowest ratio in 21 years.

6. Our sales per full-time employee ratio, which measures how efficient our Company is utilizing employees to generate sales, hit a historical high at $616,000.

7. The capital reinvestment we have made in our buildings, fleet and technology demonstrates our commitment to our long-term future.

              Last 5 years   (1995-1999) -  $147,039,300
              Prior 5 years  (1990-1994) -  $ 79,828,100

8. Our EBITDA (earnings before interest, taxes, depreciation and amortization) increased $9,294,900, or 17.8 percent to another Company record.

WHOLESALE OPERATIONS

The Lima Division had a state-of-the-art warehouse system installed in April 1998, which created many opportunities for cost savings, improved production and service for our customers. These savings continued and were fully realized in 1999. For example, warehouse outs were dramatically reduced from 5,000 per week to 100 or less. Production standards on selection and forklifts improved production and reduced hours in the warehouse.

Installation of the directed put-away system in three of the warehouses was completed in the spring of 1999. Immediate gains were seen in productivity, reduced forklift errors, better tracking of errors and improved utilization of warehouse space.

In early 1999, the new perishable facility at our Evansville Division was brought into full production with total shipments of frozen food, meat and ice cream. The advanced building design and rack layout combined with the new warehouse management system, provided efficiencies in product receiving, storing and shipping. The modern refrigeration system installed in the new facility also enhanced temperature control and product quality. In July the Eldorado facility transferred all dairy products to the Evansville Division, enabling all refrigerated products to be shipped from the new facility.

The Milwaukee Division's warehouse management system was replaced to accommodate Y2K during the month of March 1999. With an enormous amount of coordination and planning, which affected 600 associates, the system was successfully replaced overnight. In addition, a new pilot project was implemented in August 1999 to reduce selection errors and shortages. Using a headset, microphone and radio transceiver the selector communicates with the voice directed selection systems. The pilot proved to be successful and the program is scheduled to be implemented throughout the Milwaukee Division's warehouses by July 2000.

Without a doubt, the addition of 126,000 square feet of freezer and perishable space was the highlight of the Westville Division's year. This brought the facility to approximately 683,000 square feet. Construction began in June and is now complete with the first frozen food shipments scheduled for March 2000.

For the past 18 months, Roundy's has been working to build a collective share group procurement system (consortium) that allows Roundy's to partner with two other large co-ops in order to combine purchasing power. During 1999, this effort became a successful reality. The early results have been extremely positive. As a group, all members have agreed to accelerate the timetable that was originally established.

The year 1999 proved to be a successful year in Roundy's company-wide, counter super-center initiative. With our stores using an early intervention strategy, the majority of the markets have proven to produce excellent results.

Roundy's private label program had another strong sales year with a sales increase of 5.5 percent or $9,515,900 for the year. A major contributing factor in the growth was strong perishable sales.

One to one customer specific marketing became a reality. Utilizing new software, Roundy's initiated a direct-marketing campaign where specific mailers were sent to households based upon information in Roundy's data warehouse. Effective at building customer loyalty, direct-marketing will also be used to increase card usage, build perimeter sales, increase sales of Roundy's private label products and reward our stores best customers. Additional mailers will be developed in 2000 to increase sales in eroding categories.

NEW BUSINESS

Roundy's is delighted to be associated with the following new customers in addition to the existing customers who are the most important factor of our success.

Our Westville Division experienced the gain of a new Polly's store in Dexter, Michigan plus the four-month impact of supplying produce to the three new corporate stores in Indiana. In addition, remodels were completed or replacement stores were opened by Martin's in Elkhart, Indiana; Tysen's in DeMotte, Indiana; Key Markets in Lake Station, Indiana; and Northland in Kingsley, Michigan.

Our Lima Division began supplying three Mor For Less stores in Cumberland, Maryland; Auburn, Indiana; and Cleveland, Ohio.

Our Eldorado/Evansville Divisions brought on eight new customers, adding fifty new stores. Houchens, a long respected name in Kentucky and Tennessee, represented forty of the new stores.

Our Milwaukee Division began supplying four new Pick 'n Save locations in Waukegan, Illinois, and in Walworth, Madison and Wausau, Wisconsin.
In addition, the Milwaukee Division welcomed new customers. These families own and operate the following stores: the Creske and Maloney families of Wausau-Wausau Pick 'n Save; the Balistreri family-Sendiks of Whitefish Bay; and Randy and Kathryn Braunreiter-Randy's of Milwaukee. Finally, several major remodel projects were concluded in 1999. These include the Stoughton Pick 'n Save, Park & Save of Sheboygan, Shawano Pick 'n Save, Good Hope Pick 'n Save and Dee Jay Foods in Glencoe, Illinois.

Our Van Wert and Mazomanie General Merchandise facilities not only had increased sales, but expanded to other classes of trade-discount drug stores.

RETAIL OPERATIONS

In the year 1999, the retail operations group continued its trend of eliminating non-performing stores with store closings in Michigan and Ohio. We have continued the policy of reviewing each store that doesn't meet the minimum profit level for both retail and warehouse operations.

The previous year's trend of positive sales growth continued. Same store sales, among Corporate-owned stores, continued to show improvement, even while competition opened new stores in the Wisconsin market. Wal-Mart, Kohl's, Jewel-Osco and Sentry all opened new stores.

The Milwaukee Journal Consumer Analysis Survey reported that in the past year, Pick 'n Save maintained its 52 percent market share. The market studies indicate an increase of our image in both the meat and produce departments. The growth in these two departments enabled us to stop the sales growth our competitors had planned in this marketplace. The growth in these categories is directly related to the market strategy of using only national brands. The produce image has increased each year to the point that we are now seen as the market leader in this category. The meat department has also increased its image through the use of USDA Choice meats. It is our belief that Pick 'n Save can now honestly say "We have the best meat in town." This certainly has always been our goal over the years, but now it's our customers who are telling us this fact. This gives us the confidence to continue product upgrades and advertising messages that will increase our expectation with consumers.

In the year 2000, we plan to continue our rollout of even more signature items in the deli and produce departments. Ready-to-eat products offer consumers the last minute decision that fast food and casual dining now offer them. We continue to expand the ready-to-eat items in our meal centers located in each of our stores.

Our advertising campaign, "Simplified Savings" continues to reap benefits for our retailers as more customers switch away from high/low retailers to our customer-friendly programs. The benefits of the frequent shopper card have only begun to change the landscape of retailing in our trading area. Many stores are now approaching an 80 percent penetration level with our consumers. We believe our database is #1 in the greater Milwaukee trading area. Now that we know our customers' habits, this invaluable information enables us to better service the consumers' needs.

The Pick 'n Save "WE CARE" Program began tracking customer charity contributions on the Saver's Club Card. Each quarter over 4,000 checks were issued to Wisconsin charities totaling $2.5 million in contributions by year-end. This continues to be the largest grocery charity program in Wisconsin.

The retail group is well positioned to have a solid year in 2000. The acquisitions of the Ultra Mart and Mega Mart stores will increase the retail side of our business to approximately $1 billion in sales for the year 2000. This will allow us to continue as the market leader.

TECHNOLOGY

In 1999 management information systems (MIS) continued to make some significant advances in positioning itself for future strategic endeavors in order to meet our critical, changing business needs. Emphasis remains focused on wholesale, while emerging business needs are being identified for further retail development.

As referenced in the 1998 Annual Report, Y2K was the most critical endeavor in 1999 that concluded with a successful, "well done" declaration of victory as the calendar turned to the new century. These projects were measured in remediated code allowing the business to continue without interruption.

Once again, we continue to focus our efforts on standardization and centralization. In 1999, we also undertook 21 major projects excluding all Y2K related endeavors. These included data center upgrades, introducing new reporting and analysis tools and disaster/business contingency efforts. This continues to mold the environment at the divisions to be identical to each other and supported from a central location at Pewaukee. Consolidation became most apparent in 1999 by eliminating all mainframes at the divisions.

As we have continued to install standard applications such as warehouse management systems, buying and financial systems, considerable effort in the past year has been directed to completing the "circle of standardization." In order to complete this circle, Roundy's must eliminate the seven distinct but disparate order entry/billing systems. A single order management system (OMS), meeting all retailer needs, and more, is nearing completion from a development perspective and will be initially installed at the Michigan Division in the fourth quarter of 2000.
A very aggressive roll out schedule is anticipated that will enable us to have this system deployed enterprise wide by the end of the fourth quarter of 2001.

Once again, this install will allow the removal of the old mainframe resulting in a substantial reduction of operating expenses, one of the original objectives of the standardization/centralization initiative. With the removal of this hardware, we further reduce the attendant cost for maintenance in addition to eliminating a major operating system within our environment.

Although the development and initial deployment of the OMS System is a critical strategic objective in year 2000, other software and hardware changes continue to enhance our operating environment. Continuous uninterrupted operations reflecting exceptional service levels for the industry will become paramount as our business continues to grow within the established physical confines. Back-up and contingency plans will be formulated and executed in 2000. This back-up plan will allow us, within four hours, to re-establish computer processing in any warehouse in the event that there is a serious hardware problem with the local division processor. This endeavor is to meet our demands that require product flow twenty-four hours a day, every day.

Closely linked and parallel to our technological endeavors is our continuing effort to encourage our associates to develop the new skill sets required to facilitate our business data model, new case tools to develop code more rapidly, new operating systems in addition to new, more efficient data bases. Change is occurring rapidly and we must maintain skill sets through educational opportunities that provide meaningful career enhancing avenues for each associate. These investments, measured in dollars and human endeavor are expanding each year, but must be made in order to attract and maintain a level of competency that will retain our competitive position. In today's marketplace, this challenge is never ending, particularly when certain skill sets are in high demand, but also in a continued state of flux.

Such needs will likely gravitate to the Internet. Resources will be required to fulfill our needs, both technical and business driven, derived from the Internet or Intranet utilizing "business to business" or perhaps "business to consumer" transactions. E-Commerce is a new emerging business process that will develop new relationships with existing trading partners while simultaneously opening up new opportunities to Roundy's and its electronic relationships within the business community.

Clearly, when our existing projects are integrated with new opportunities, the future remains exciting. Yet, we are faced with uncertainties requiring continued collaboration between MIS and other core competencies within Roundy's, thus allowing us to maintain our leadership role within our industry.

THE FUTURE

Competition is what made this country great, and it will continue to make Roundy's a better company. Some of the new entrants to the market come from out-of-state and are larger than Roundy's, yet none comes close to the customer loyalty and satisfaction or the quality of our products.
We will continue to move forward as a team, we will meet the competition wherever it goes, and we will continue to make Roundy's the best company it can be.

As such, we will pursue the following areas in 2000:

1. Continued implementation and execution of our strategic plan throughout the year 2000 and beyond.

2.    Organic growth and growth through acquisition.

3. New program development such as above ground fueling stations and development of organic and natural food departments at retail will enhance our consumer image and provide value-added sales both at wholesale and retail.

4.    Reinvestment in technology, especially at retail.

With our recent retail acquisitions, we assure ourselves of continuation of volume through our Milwaukee Division, which enables us to maintain a low cost of product to all customers.

In closing, we are proud of the achievement of last year. These results could not have been achieved without the full support of our stockholders, customers, associates and suppliers. All truly worked together as a team.

I would also like to thank our Board of Directors, Trustees and our Retail Advisory Committee for their guidance and direction throughout the year.
I look forward to facing the challenges of 2000 with all of you.

Sincerely,

Gerald F. Lestina
President & CEO

Financial & Operational Review

Capital
Structure
(in millions)                    1999                1998
--------------              --------------     --------------
Long-term debt              $ 48.6   24.0%     $ 73.3   35.2%
Stockholders' equity(1)      153.9   76.0%      134.8   64.8%
                            --------------     --------------
Total capital               $202.5  100.0%     $208.1  100.0%
(l) Includes redeemable common stock


LIQUIDITY AND CAPITAL RESOURCES

The final year of the millennium - 1999, proved to be a year of challenges and opportunities for Roundy's. The challenges included industry-wide consolidations, intense competition within our marketing area from both retail chains and super-centers and the avoidance of Y2K problems which would impact operations.

Within this year of trepidation, the Company achieved record sales and earnings and also posted a record patronage dividend. Yet, there are still opportunities. Specifically, the Company continues to experience a growing demand for capital. This demand is fueled by the many acquisition opportunities available to us. In conjunction with our Strategic Plan, the Company reacted positively to certain acquisition opportunities. Moreover, the Board of Directors approved two acquisitions which will make Roundy's a stronger retail player in the new millenium. The acquisitions will not be completed until the end of the first quarter of 2000. The Company will incur additional long-term debt to fund the acquisitions.

Essential to the attainment of Roundy's strategic planning goals is the continued availability of capital. As in the past, a key element of our capital is Roundy's cash position. The Company completed 1999 on a strong note with over $68 million in cash at year-end. This is $3.7 million less than at the end of 1998, but $16.0 million greater than at the end of 1997.

Significant to the modest decline in the 1999 balance is the increase in capital expenditures in 1999. Total capital expenditures, net of insurance proceeds, were $10.9 million greater than 1998 and $13.1 million greater than 1997. The construction of a new freezer addition to the Westville warehouse accounted for over $8.3 million of the increase. With the current growth in the market, Management decided to move from the antiquated South Bend freezer and build a freezer at the Westville warehouse. This will enable the division to expand its produce and meat offerings, as well as supply all frozen products from the same facility. The Company financed the capital expenditures through operating cash flow.

Other factors, which impacted the change in cash, included a $9.6 million increase in accounts receivable and an $9.0 million increase in accounts payable. Receivables are a function of credit sales. Accounts receivable increased compared to the prior year due to the record sales in 1999. The Company continues to monitor its receivables closely and focus on quality accounts. Moreover, Roundy's 1999 ratio of "accounts receivable days outstanding" improved slightly to 8.5 average days outstanding versus 8.6 average days outstanding for 1998 and 9.2 in 1997. Accounts payable are impacted by inventory growth and turns. Management has continued to strive to improve average inventory turns, thereby controlling the growth in inventory. The major reason for the increase in year-end inventories and payables was due to a build-up in wholesale inventories in selected categories to offset potential product shortages because of Y2K problems. An analysis was made of all key commodities and planned inventory increases were made in each category to insure that customers would have a continuous supply in the first three weeks of 2000. Inventories and accounts payable balances reflected more normal levels at the end of January 2000.

The Company believes that its cash flow from operations together with other available sources of funds will be adequate to meet its financing requirements. In the event, the Company makes significant future capital expenditures or acquisitions, it may raise funds through additional borrowings.

As a result of its strong cash flow, the Company was able to decrease its average outstanding debt. Average outstanding debt for 1999 was $81.7 million versus $91.9 million for 1998 and $102.1 million for 1997. The Company had a $60 million borrowing line available during the year, but none was used in 1999. With the positive trend of lower debt, Roundy's long-term debt to equity ratio declined to 0.32:1 at the end of 1999 versus 0.54:1 in 1998 and 0.68:1 in 1997. The average interest rate applicable to borrowings during 1999, 1998 and 1997 was 7.7%. Additional long-term debt will be required in 2000 to fund the acquisitions of retail stores.

With improved management controls and positive cash flows, the Company was able to invest excess funds in various interest earning vehicles during 1999. Daily investments averaged $45.8 million in 1999 versus $41.9 million in 1998 and $26.7 million in 1997.

RESULTS OF OPERATIONS

Net Sales and Service Fees

Net sales and service fees for 1999 were $141 million greater than 1998 and $107 million greater than 1997. The 5.5% increase in 1999 sales and fees can be attributed to strong sales at wholesale aided by the acquisition of seven new Corporate stores and the replacement of a large portion of the business lost due to a 1998 fire which destroyed the Evansville, Indiana warehouse. The warehouse has been rebuilt and became fully operational in January 1999 which enabled the Company to aggressively grow the business. Further, the Company continued to evolve its "frequent shopper card" which has served as a significant, positive factor in helping to combat the growth of retail chains and super-centers in Roundy's service territories. Finally, the potential that Y2K problems would cause product shortages has contributed to the sales increase for the year, with December sales attaining record levels.
Net sales and service fees for 1998 were off approximately $34.5 million or 1.3% compared to 1997. This decrease was primarily due to the sales lost at the Eldorado and Evansville Divisions because of the fire that destroyed the Evansville facility, and partially due to the 53rd week in 1997.

Gross Profits

Gross profits for the year were 9.8% versus 9.5% for 1998 and 9.5% for 1997. The modest increase in gross profits was due mainly to the increase in retail stores owned by Roundy's. This segment of the business has a significantly higher gross profit level than wholesale. Retail sales represented 11.9% of total Roundy's sales and service fees in 1999 compared to 11.0% in 1998 and 11.2% in 1997. Wholesale gross profit levels continued to reflect the competitiveness of the industry remaining at 7.7% for 1999 versus 7.5% for 1998 and 7.7% for 1997. With the continued growth of super-centers within Roundy's markets and the consolidation of retail chains, opportunities for significant increases in gross profits at the wholesale level are limited. The Company continues to keep price increases at minimum levels and has made a strategic decision to increase the number of corporate-owned retail stores.
With the ongoing changes in the industry and vendor funding being directed more and more to retail, Roundy's long-term financial strength is in increasing this segment of its business.

OPERATING AND ADMINISTRATIVE EXPENSES

Total operating and administrative expenses increased in 1999 to 8.6% of net sales and service fees compared to 8.3% in 1998 and 8.4% in 1997.
The 0.3% increase over 1999 is primarily attributable to the growth in retail operations. In accordance with the Company's Strategic Plan to expand its Corporate retail operations, Roundy's acquired seven stores during 1999. Retail operations have higher wage expense and operating cost as a percent of net sales and service fees. Accordingly, total 1999 retail operating costs were 15.4% greater than 1998 and 12.6% more than 1997. In contrast, wholesale operating costs remained flat compared to 1998 and were 0.2% below 1997 levels. A key element of Roundy's Strategic Plan is improving efficiencies and eliminating costs from the systems. Specific programs include standardizing all major systems and centralizing computer operations. In conjunction with the efforts to identify and rectify any potential Y2K problems, standardization efforts were implemented and significant progress was achieved. A second major undertaking was to increase sales in Roundy's warehouses with the goal of improving customer service, improving throughput and reducing costs through greater efficiency and reduced overhead. Another major effort in 1999 was the construction of a 126,000 square foot freezer addition to the Westville warehouse and the planned closing of the South Bend facility. A $1.7 million provision was made for the closedown of the South Bend facility and the related costs associated with the closing.
The Westville warehouse, with the new addition, now handles all commodities except nonfood products.

INTEREST EXPENSE

Interest expense in 1999 decreased $0.8 million from 1998 and by $0.9 million from 1998 to 1997. This expense, as a percent to net sales and service fees, decreased to 0.24% from 0.28% in 1998 and 0.31% in 1997. With the positive trend in sales, earnings and cash flow, the Company did not have to utilize any of its borrowing capacity and, in fact, reduced total debt by $10.2 million. Debt reductions in 1999 were comparable to 1998 and 1997 levels. With additional long-term debt necessary to fund the acquisitions, interest expense will increase in 2000 and future years.

TAXES

The effective income tax rates for 1999, 1998 and 1997 were 40.5%, 40.7% and 42.6%, respectively. The improvement from 1997 to 1998 is due to the Company's efforts to reduce state and local income taxes.

NET EARNINGS

Net earnings, as a percent of net sales and service fees, attained a record level at 0.65% compared to 0.46% for 1998 and 0.43% for 1997. Several factors contributed to the increased earnings including record sales, reduced debt, higher investment income and the recording of $5.5 million gain which resulted from the insurance settlement on the Evansville fire. However, excluding this gain and adjusting for the provision for closing the South Bend warehouse, earnings, as a percent of net sales and service fees, would still reflect a record level of 0.51%. The continued adherence to the fundamentals of the Company's Strategic Plan - acquisitions, cost containment and standardized systems continue to serve as the basis for the strong net earnings growth.

OTHER MATTERS

In February 1998, the Company lost its Evansville Division warehouse to a fire. Roundy's erected a new building on the same site and the facility was in full operation by January 30, 1999.

The Company has been in negotiations with its insurance carrier since the fire. Due to the extent of the fire, the total claim is multi-phased including a building claim, an inventory claim, an equipment claim, a claim for the added costs to service customers during the period the building was being reconstructed and the business interruption element of the claim addressing lost profits while the facility was being rebuilt.

In the fourth quarter of 1998, a settlement was reached on the claim for inventory lost in the fire. In 1999, settlements were also reached with the insurance carrier on the building and equipment claims which resulted in a gain of $5.5 million, which is included in Other-net revenues.

The issues which still remained unsettled at year end are related to (1) the extra costs incurred to service the business and (2) the business interruption claim which addresses the income lost due to the fire.

YEAR 2000

Many computer programs used only two digits to identify years. These programs were designed without consideration for the effect of the change in the century, and if not corrected, could have failed or created erroneous results at the year 2000. Essentially all of the Company's information technology-based systems, as well as many non-information based systems, were potentially affected by the Year 2000 issue.

In order to prepare for the Year 2000 issue, the Company implemented the following remediation plan for technology-based systems:

1. Identification of all applications and hardware with potential Year 2000 issues.
2. For each item identified, perform an assessment to deter-mine an appropriate action plan and timetable for reme-diation of each item.
3.   Implementation of the specific action plan.
4.   Test each application upon completion.
5. Place the new process into production and conduct sys-tem integration testing.


The Company successfully implemented the above remediation plan for all affected information technology-based systems and other remediation plans related to non-Management Information Systems efore the turn of the century. Following the arrival of the Year 2000, the Company has not experienced any problems. There was no interruption in the Company's ability to deliver its products and transact business with its suppliers and customers. The Company continues to monitor its systems, suppliers and products for any unanticipated issues that may not yet have manifested.

The total cost of achieving Year 2000 compliance was approximately $8.3 million.

Independent Auditors' Report

To the Stockholders and Directors of Roundy's, Inc:

We have audited the accompanying consolidated balance sheets of Roundy's, Inc. and its subsidiaries as of January 1, 2000 and January 2, 1999 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended January 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at January 1, 2000 and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
February 25, 2000



                        STATEMENTS OF CONSOLIDATED EARNINGS
                            For the Years Ended
              January 1, 2000, January 2, 1999 and January 3, 1998



                                            1999           1998             1997
                                      --------------  --------------    -------------
Revenues:
Net sales and service fees........... $2,717,216,400  $2,576,222,100    $2,610,696,700
Other - net .........................     10,117,900       2,428,500         3,695,700
                                      --------------  --------------    --------------
                                       2,727,334,300   2,578,650,600     2,614,392,400
                                       --------------  --------------    --------------
Costs and Expenses:
Cost of sales........................  2,450,462,300   2,330,300,800     2,362,355,200
Operating and administrative ........    234,302,800     215,034,300       218,610,500
Interest.............................      6,503,600       7,293,100         8,220,900
                                      --------------  --------------    --------------
                                       2,691,268,700   2,552,628,200     2,589,186,600
                                      --------------  --------------    --------------
Earnings Before Patronage Dividends..     36,065,600      26,022,400        25,205,800

Patronage Dividends .................      6,446,900       5,975,700         5,687,000
                                      --------------  --------------    --------------
Earnings Before Income Taxes ........     29,618,700      20,046,700        19,518,800
                                      --------------  --------------    --------------
Provision (Credit) for Income Taxes:
  Current-Federal ...................     10,544,600       8,400,000         7,786,000
         -State .....................      2,407,700       1,539,000         1,722,300
  Deferred ..........................       (943,000)     (1,790,000)       (1,193,100)
                                      --------------  --------------    --------------
                                          12,009,300       8,149,000         8,315,200
                                      --------------  --------------    --------------
Net Earnings ........................ $   17,609,400  $   11,897,700    $   11,203,600
                                      ==============  ==============    ==============

See notes to consolidated financial statements.

                                CONSOLIDATED BALANCE SHEETS
                        As of January 1, 2000 and January 2, 1999




                                                                     1999           1998
                                                                -------------   ------------
Assets

Current Assets:
   Cash and cash equivalents ..................................  $ 68,385,800   $ 72,094,500
   Notes and accounts receivable, less allowance for losses,
      $5,509,800 and $6,361,600, respectively .................    87,659,000     78,489,000
   Merchandise inventories ....................................   166,514,000    159,743,100
   Prepaid expenses ...........................................     5,362,000      5,347,000
   Future income tax benefits .................................     8,026,800      6,373,800
                                                                 ------------   ------------
          Total current assets  ...............................   335,947,600    322,047,400

Other Assets:
   Notes receivable, less allowance for losses,
      $7,137,000 and $6,015,000, respectively .................    10,650,600     11,013,000
   Goodwill and other assets ..................................     9,532,000     10,140,600
   Other real estate ..........................................     5,705,000      4,081,300
   Deferred income tax benefit ................................     3,782,000      4,492,000
                                                                 ------------   ------------
          Total other assets ..................................    29,669,600     29,726,900
                                                                 ------------   ------------
Property and Equipment - At Cost:
   Land .......................................................     6,017,500      5,640,500
   Buildings ..................................................    87,899,000     75,843,500
   Equipment ..................................................   136,621,600    120,581,900
   Leasehold improvements .....................................    13,872,700     12,526,400
                                                                 ------------   ------------
                                                                  244,410,800    214,592,300
   Less accumulated depreciation and amortization .............   112,703,300    103,955,000
                                                                 ------------   ------------
        Property and equipment-net ............................   131,707,500    110,637,300
                                                                 ------------   ------------
                                                                 $497,324,700   $462,411,600
                                                                 ============   ============

See notes to consolidated financial statements.

                                CONSOLIDATED BALANCE SHEETS
                        As of January 1, 2000 and January 2, 1999




                                                                     1999           1998
                                                                -------------   ------------
Liabilities and Stockholders' Equity

Current Liabilities:
   Current maturities of long-term debt ......................   $ 24,734,500   $ 10,159,700
   Accounts payable ..........................................    174,893,000    165,801,200
   Accrued expenses ..........................................     62,981,000     52,824,600
   Income taxes ..............................................      5,402,600      4,418,600
                                                                 ------------   ------------
        Total current liabilities ............................    268,011,100    233,204,100
                                                                 ------------   ------------
Long-Term Debt, Less Current Maturities ......................     48,563,600     73,298,100
Other Liabilities ............................................     26,830,600     21,098,100
                                                                 ------------   ------------
        Total liabilities ....................................    343,405,300    327,600,300
                                                                 ------------   ------------
Commitments and Contingencies (Note 10)

Redeemable Common Stock ......................................      9,948,800      9,007,700
                                                                 ------------   ------------
Stockholders' Equity:

   Common stock:
     Voting (Class A) ........................................         15,000         14,900
     Non-voting (Class B) ....................................      1,356,600      1,327,300
                                                                 ------------   ------------
        Total common stock ...................................      1,371,600      1,342,200
   Patronage dividends payable in common stock ...............      3,078,000      4,060,000
   Additional paid-in capital ................................     36,305,800     31,582,600
   Reinvested earnings .......................................    104,346,400     89,950,000
                                                                 ------------   ------------
                                                                  145,101,800    126,934,800
     Less:
      Treasury stock, at cost ................................      1,131,200      1,131,200
                                                                 ------------   ------------
        Total stockholders' equity ...........................    143,970,600    125,803,600
                                                                 ------------   ------------
                                                                 $497,324,700   $462,411,600
                                                                 ============   ============
See notes to consolidated financial statements


                         STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY
       FOR THE YEARS ENDED JANUARY 1, 2000, JANUARY 2, 1999 AND JANUARY 3, 1998


                                            Common Stock                      Patronage
                              ----------------------------------------   Dividends      Additional
                                    Class A             Class B              Payable in      Paid-in     Reinvested
                               Shares   Amount   Shares      Amount       Common Stock    Capital      Earnings
                              ----------------------------------------   ------------   -----------  ------------
Balance, December 28, 1996.   13,000   $16,300  1,060,180   $1,325,000   $ 3,779,000    $24,920,000  $75,051,100
   Net earnings  ..........                                                                           11,203,600
   Common stock issued ....    1,100     1,400     51,219       64,000    (3,779,000)     4,756,700
   Common stock purchased .   (1,500)   (1,900)   (15,539)     (19,400)                    (568,900)  (1,332,200)
   Redeemable common stock.                       (18,575)     (23,200)                    (520,100)  (1,395,000)
   Patronage dividends                                                     3,738,000
    payable in common stock
                              -------  -------  ---------   ----------   -----------    -----------  -----------
Balance, January 3, 1998 ...  12,600    15,800  1,077,285    1,346,600     3,738,000     28,588,300   83,527,500
   Net earnings ............                                                                          11,897,700
   Common stock issued .....     500       600     50,857       63,600    (3,738,000)     5,160,900
   Common stock purchased ..  (1,200)   (1,500)   (28,120)     (35,200)                    (945,900)  (2,364,300)
   Redeemable common stock .                      (38,148)     (47,700)                  (1,220,700)  (3,110,900)
   Patronage dividends
    payable in common stock                                                4,060,000
                              -------  -------  ---------   ----------   -----------    -----------  -----------
Balance, January 2, 1999 ..   11,900    14,900  1,061,874    1,327,300     4,060,000     31,582,600   89,950,000
   Net earnings ...........                                                                           17,609,400
   Common stock issued ....      700       900     52,546       65,700    (4,060,000)     5,955,200
   Common stock purchased .     (600)     (800)    (6,743)      (8,400)                    (426,000)  (1,137,600)
   Redeemable common stock                        (22,388)     (28,000)                    (806,000)  (2,075,400)
   Patronage dividends
    payable in common stock                                                3,078,000
                              -------  -------  ---------   ----------   -----------    -----------  ------------
Balance, January 1, 2000 ..   12,000   $15,000  1,085,289   $1,356,600   $ 3,078,000    $36,305,800  $104,346,400
                              =======  =======  =========   ==========   ===========    ===========  ============
Treasury Stock, January 1, 2000,
  January 2, 1999 and January 3, 1998 .........                        13,285   $1,131,200
                                                                    =========   ==========
See notes to consolidated financial statements.



             STATEMENTS OF CONSOLIDATED CASH FLOWS
For the Years Ended January 1, 2000, January 2, 1999, and January 3, 1998


                                                                    1999           1998            1997
                                                               -------------  -------------   ------------
Cash Flows From Operating Activities:
   Net Earnings ..............................................  $ 17,609,400   $ 11,897,700   $ 11,203,600
   Adjustments to reconcile net earnings to net
    cash flows provided by operating activities:
      Depreciation and amortization ..........................    18,823,400     18,782,300     17,132,300
      Allowance for losses ...................................     1,596,100      2,189,300      2,389,100
      Loss on sale of property and equipment .................       426,000      2,527,300        612,900
      Patronage dividends payable in common stock ............     3,078,000      4,060,000      3,738,000
   (Increase) decrease in operating assets net of
    the effects of business acquisitions
    and disposition:
      Notes and accounts receivable ..........................    (9,644,100)     6,899,000      8,975,000
      Merchandise inventories ................................    (3,723,000)    (8,398,300)     5,808,200
      Prepaid expenses .......................................         6,300       (129,100)    (2,450,300)
      Future income tax benefits .............................    (1,653,000)      (146,000)     1,589,600
      Other assets ...........................................      (269,100)      (433,900)       (76,500)
      Deferred income tax benefit ............................       710,000     (1,644,000)    (1,087,000)
   Increase (decrease) in operating liabilities
    net of the effects of business acquisitons
    and disposition:
      Accounts payable .......................................     9,045,300     10,804,400     (4,036,600)
      Accrued expenses .......................................    10,009,400      6,877,200      6,092,900
      Income taxes ...........................................       984,000      2,091,500      1,391,000
      Other liabilities ......................................     5,732,500        240,100        235,300
                                                                ------------   ------------   ------------
   Net cash flows provided by operating activities ...........    52,731,200     55,617,500     51,517,500
                                                                ------------   ------------   ------------
Cash Flows From Investing Activities:
   Capital expenditures - net of insurance proceeds ..........   (35,868,500)   (24,936,000)   (22,726,700)
   Proceeds from sale of property and equipment ..............     1,363,000      4,004,700      1,740,200
   Payment for business acquisition net of cash acquired .....    (7,812,100)    (4,586,300)    (3,967,400)
   Other real estate .........................................    (1,623,800)     3,071,200     (2,712,800)
   (Increase) decrease in notes receivable ...................      (759,600)       320,000      1,059,000
                                                                ------------   ------------   ------------
   Net cash flows used in investing activities ...............   (44,701,000)   (22,126,400)   (26,607,700)
                                                                ------------   ------------   ------------
Cash Flows From Financing Activities:
   Reductions in debt ........................................   (10,159 700)   (10,156,800)   (10,225,800)
   Proceeds from sale of common stock ........................     1,961,800      1,487,100      1,043,100
   Common stock purchased ....................................    (3,541,000)    (5,093,800)    (3,702,500)
                                                                ------------   ------------   ------------
   Net cash flows used in financing activities ...............   (11,738,900)   (13,763,500)   (12,885,200)

Net (Decrease) Increase in Cash and Cash Equivalents .........    (3,708,700)    19,727,600     12,024,600
Cash And Cash Equivalents, Beginning Of Year .................    72,094,500     52,366,900     40,342,300
                                                                ------------   ------------   ------------
Cash And Cash Equivalents, End Of Year .......................  $ 68,385,800   $ 72,094,500   $ 52,366,900
                                                                ============   ============   ============
Cash Paid During The Year For:
   Interest ..................................................  $  6,574,600   $ 7,487,600    $  8,084,600
   Income Taxes ..............................................    11,965,700     7,853,400       6,433,100
Supplemental Noncash Financing Activities-Patronage Dividends
   Payable in Common Stock ...................................     3,078,000     4,060,000       3,738,000

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1.   SIGNIFICANT ACCOUNTING POLICIES
     Fiscal year-The Company's fiscal year is the 52 or 53 week period ending the Saturday nearest to December 31. The years ended January 1, 2000 and January 2, 1999 included 52 weeks. The year ended January 3, 1998 included 53 weeks.

     Consolidation practice-The financial statements include the accounts of the Company and its subsidiaries. Significant intercompany balances and transactions are eliminated.

     Revenue recognition-Wholesale revenues are recognized at the time product is shipped and retail revenues are recognized at the point of sale.

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

     Goodwill and long-lived assets-The excess of cost over the fair value of net assets of businesses acquired (goodwill) is being amortized on a straight-line basis over 20 years. Accumulated amortization at January 1, 2000 and January 2, 1999 was $6,440,600 and $5,714,000, respectively.
     The Company periodically evaluates the carrying value of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company analyzes the future recoverability of the long-lived assets using the related undiscounted future cash flows of the business and recognizes any adjustments to its carrying value on a current basis.

     Depreciation-Depreciation and amortization of property and equipment are computed primarily on the straight-line method over their estimated
     useful lives, which     are generally thirty-nine years for buildings,
     three to ten years for equipment and ten to twenty years for leasehold improvements.

     Closed facilities reserve-When a facility is closed the remaining investment, net of expected salvage value, is expensed. For properties
     under lease agreements, the   present value of any remaining future
     liability under the lease, net of expected sublease recovery, is also expensed. The amounts charged to operations in 1999, 1998 and 1997 for the present value of these remaining future liabilities were not significant.

     Reclassifications-Certain reclassifications were made to prior year's financial statements to conform with the current year financial presentation.

     Income Taxes-The Company provides income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

     Related Parties-During fiscal 1999, 1998 and 1997 the Company had wholesale sales to related party retailers in the amounts of $981,870,700, $918,547,800 and $827,749,000, respectively. In addition, the Company had received sublease payments from related party retailers of $11,819,900, $10,477,400 and $11,262,000 in fiscal 1999, 1998 and 1997, respectively.

2.   ACQUISITIONS
     On April 12, 1999, the Company purchased a grocery retailer for $5,682,500 in cash. On August 24, 1999, the Company purchased a grocery retailer for $2,129,600 in cash. On December 8, 1998, the Company purchased a grocery retailer for $4,586,300 in cash. On September 15, 1997, the Company purchased a grocery retailer for $3,967,400 in cash. The acquisitions have been accounted for as purchases and the results of operations have been included in the Consolidated Financial Statements since the dates of acquisition. On an unaudited pro-forma basis, the effect of the acquisitions was not significant to the Company's 1999, 1998 and 1997 results of operations.

3.   PATRONAGE DIVIDENDS
     The Company's By-Laws require that, to the extent permitted by the Internal Revenue Code, patronage dividends are to be paid out of earnings from business activities with stockholder-customers in an amount which will reduce the net earnings of the Company to an amount which will result in an 8% increase in the book value of its common stock. For the year 1997, a 10% increase in book value was required.
     The dividends are payable at least 20% in cash and the remainder in Class B common stock. Dividends for the years ended January 1, 2000, January 2, 1999 and January 3, 1998 were payable 30% in cash.

4.   NOTES AND ACCOUNTS RECEIVABLE
     The Company extends long-term credit to certain independent retailers it serves to be used primarily for store expansion or improvements. Loans to independent retailers are primarily collateralized by the retailer's inventory, equipment, personal assets and pledges of Company stock. Interest rates are generally in excess of the prime rate and terms of the notes are up to 15 years. Included in current notes and accounts receivable are amounts due within one year totalling $4,050,700 and $6,357,000 at January 1, 2000 and January
     2, 1999, respectively. The Company is exposed to credit risk with respect to accounts receivable, although it is generally limited due to short payment terms. The Company continually monitors its receivables with customers by reviewing, among other things, credit terms, collateral and guarantees.

5. LONG-TERM DEBT
   Long-term debt, exclusive of current maturities, consists of the following at the respective year-ends:


                                                  1999         1998

Senior unsecured notes payable:
   9.26%, due 2001 ....................       $ 2,500,000  $ 5,000,000
   7.57% to 8.26%, due 2001 to 2008 ...         5,100,000   17,300,000
   6.94%, due 2001 to 2003 ............        19,285,700   25,714,300
   7.86%, due 2001 to 2006 ............        21,428,500   25,000,000
Other long-term debt ..................           249,400      283,800
                                              -----------  -----------
   Total ..............................       $48,563,600  $73,298,100
                                              ===========  ===========


   At January 1, 2000, $60,000,000 was available to the Company under its revolving credit agreements, all of which was unused. The loan agreements include, among other provisions, minimum working capital and net worth requirements ($103,038,000 at January 1,2000) and limit stock repurchases and total debt outstanding.

  Repayment of principal on long-term debt outstanding is as follows:

  2000 .................................... $ 24,734,500
  2001 ....................................   13,738,000
  2002 ....................................   11,242,000
  2003 ....................................   11,246,400
  2004 ....................................    4,122,700
  Thereafter ..............................    8,214,500


6. FAIR VALUE OF FINANCIAL INSTRUMENTS
   The Company's financial instruments, as defined in SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," consist primarily of cash, accounts and notes receivable, accounts payable, accrued liabilities and long-term debt. The carrying amounts for cash, accounts and notes receivable, accounts payable and accrued liabilities approximate their fair values. Based on the borrowing rates currently available to the Company for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities, is approximately $71,979,000 and $83,950,000 as of January 1, 2000 and January 2,1999, respectively.

7. STOCKHOLDERS' EQUITY
   The authorized capital stock of the Company is 60,000 shares of Class A common stock and 2,400,000 shares of Class B common stock with a par value of $1.25 a share. Inactive customers are required to exchange Class A voting stock held for Class B non-voting stock.

   The issuance and redemption of common stock is based on the book value thereof as of the preceding year-end. The year-end book value was $129.95, $114.80 and $104.35 for 1999, 1998 and 1997, respectively.
   The Company is obligated, upon request, to repurchase common stock held by inactive customers or employees. The amount available for such repurchases in any year is subject to limitations under certain loan agreements.

   Class B common stock which is subject to redemption is reflected outside of stockholders' equity. Redeemable common stock is held by inactive customers and former employees. As of January 1, 2000 and January 2, 1999, 76,559 and 78,464 shares, respectively, were subject to redemption. The Class B common stock subject to redemption is payable over a five year period based upon the book value at the preceding fiscal year end. The Company expects to repurchase shares of 26,586, 17,324, 15,960, 12,143 and 4,546 in
   2000, 2001, 2002, 2003 and 2004, respectively.

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

  Option and SAR transactions are as follows:

                                                                                      Options
                                                                                      Weighted
                                                                                      Average
                                                    Options  SAR's        Price         Price
                                                    -------  ------  ---------------  --------
  Outstanding, December 28, 1996 .................  41,500   16,000  $53.10 - $77.40  $  61.54
     Granted .....................................   4,300    4,200            94.30     94.30
                                                    ------   ------  ---------------
  Outstanding, January 3, 19998 ..................  45,800   20,200    53.10 - 94.30     64.62
     Granted .....................................   4,200      800           104.35    104.35
                                                    ------   ------  ---------------
  Outstanding, January 2, 1999 ...................  50,000   21,000   53.10 - 104.35     67.96
                                                    ------   ------  ---------------
  Outstanding, January 1, 2000 ...................  50,000   21,000  $53.10 -$104.35     67.96
                                                    ======   ======  ===============
  Excercisable at January , 2000 .................  46,516   19,483  $53.10 -$104.35     65.91
                                                    ======   ======  ===============
  Available for grant after January 1, 2000 ......   1,000      184
                                                    ======   ======

  Options exercisable at January 1, 2000, January 2, 1999 and January 3, 1998 were 46,516, 43,966 and 39,880 with a weighted average price of $65.91, $64.92 and $62.97, respectively.

  The following table summarizes information concerning currently outstanding and excercisable options:

                                    Stock Options Outstanding
                            -------------------------------------

                                         Weighted
                                         Average       Weighted                  Weighted
                             Number      Remaining      Average        Number     Average
                               of       Contractual    Excercise         of      Excercise
                             Shares        Life          Price         Shares      Price
                             ------     -----------    ----------      ------    ---------
   Range of Exercise Price
   -----------------------
    $50.00 -  65.00          24,500        2.3         $ 55.06         24,150    $ 55.01
    $65.01 -  80.00          17,000        4.9           70.89         16,600      71.03
    $80.01 -  95.00           4,300        7.3           94.30          4,300      94.30
    $95.01 - 110.00           4,200        8.3          104.35          1,466     104.35
                             ------                    -------         ------    -------
                             50,000                    $ 67.96         46,516      65.91
                             ======                    =======         ======    =======

   Options granted become exercisable based on the vesting rate which ranges from 20% at the date of grant to 100% eight years from the date of grant.

   SAR holders are entitled, upon exercise of an SAR, to receive cash in an amount equal to the excess of the Fair Market Value per share of the Company's common stock as of the date on which the SAR is exercised over the base price of the SAR. SARs granted become exercisable based on the vesting rate which ranges from 20% on the last day of the fiscal year of the grant to 100% eight years from the last day of the fiscal year of the grant. Compensation expense was not material in 1999, 1998 and 1997. In the event of a change in control of the Company, all options and SARs previously granted and not exercised, become exercisable.

   The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Compensation expense was immaterial for 1999, 1998 and 1997. If the Company had elected to recognize compensation cost for the Plan based on the fair value of the options at the grant dates, consistent with the method prescribed by SFAS No. 123, the decrease in 1999, 1998 and 1997 net earnings would have been less than $80,000.

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

   The following tables, set forth pension obligations and plan assets as of January 1, 2000 and January 2, 1999:




                                                     1999          1998
   Change in benefit obligation:                 ------------  ------------
   Benefit Obligation-Beginning of Year ....     $ 52,579,100  $ 45,893,300
   Service cost ............................        3,099,300     2,811,400
   Interest cost ...........................        3,604,300     3,272,400
   Plan amendments .........................          284,300
   Acturial (gain) loss ....................       (8,619,000)    2,282,200
   Benefits paid ...........................       (1,769,000)   (1,680,200)
                                                 ------------  ------------
   Benefit Obligation-End of Year ..........     $ 49,179,000  $ 52,579,100
                                                 ============  ============
   Change in plan assets:
   Fair Value-Beginnig of Year .............     $ 42,521,600  $ 37,631,100
   Actual return on plan assets ............        6,887,900     3,247,100
   Company contribution ....................          309,300     3,323,600
   Benefits paid ...........................       (1,769,000)   (1,680,200)
                                                 ------------  ------------
   Fair Value-End of Year ..................     $ 47,949,800  $ 42,521,600
                                                 ============  ============
   Funded status
   As of year end ..........................     $ (1,229,200) $(10,057,500)
   Unrecognized cost:
    Acturarial and investment (gains)losses, net   (4,266,600)    7,295,700
    Prior service cost .....................          216,300       252,200
    Transition asset .......................         (373,300)     (547,300)
                                                 ------------  ------------
   Accrued benefit cost ....................     $ (5,652,800) $ (3,056,900)
                                                 ============  ============
  The componets of pension cost are as folows:

                                                        1999          1998        1997
                                                     -----------  -----------  -----------
  Benefits earned during the year .................  $ 3,099,300  $ 2,811,400  $ 2,238,700
  Interest cost on projected benefit obligation ...    3,604,300    3,272,400    2,937,100
  Expected return on plan assets ..................   (3,771,100)  (3,444,100)  (2,993,000)
  Net amortization and deferral
   Unrecognized net loss ..........................      110,900       23,900
   Unrecognized prior service cost ................       35,900       35,900       35,900
   Unrecognized net asset .........................     (174,100)    (174,100)    (174,100)
                                                     -----------  -----------  -----------
  Net pension cost ................................  $ 2,905,200  $ 2,525,400  $ 2,044,600
                                                     ===========  ===========  ===========

  The assumptions used in accounting were as follows:

                                                 1999   1998   1997
                                                 -----  -----  -----
  Discount Rate ..............................   8.00%  7.00%  7.25%
  Rate of increase in compensation levels ....   4.00%  4.00%  4.00%
  Expected long-term rate of return on assets.   9.00%  9.00%  9.00%


   The change in the discount rate in 1999 resulted in a $8,200,000 decrease in the projected benefit obligation in 1999 and is expected to result in a decrease in the 2000 pension expense of approximately $800,000.

   The Company and its subsidiaries also participate in various multi-employer plans which provide defined benefits to employees under collective bargaining agreements. Amounts charged to pension expense for such plans were $5,093,900, $4,655,000 and $4,530,300 in 1999, 1998 and 1997, respectively. Also, the Company has a defined contribution plan covering substantially all salaried and hourly employees not covered by a collective bargaining agreement. Total expense for the plan amounted to $1,251,500, $1,181,400 and $858,400 in 1999, 1998 and 1997, respectively.

9. INCOME TAXES
     Federal income tax at the statutory rate of 35% in 1999, 1998 and 1997 and income tax expense as reported are reconciled as follows:

                                                           1999         1998         1997
                                                       -----------  -----------  -----------
   Federal income tax at statutory rate .............  $10,366,500  $ 7,016,400  $ 6,831,600
   State income taxes, net of federal tax benefits ..    1,565,000    1,000,300    1,119,500
   Other-net ........................................       77,800      132,300      364,100
                                                       -----------  -----------  -----------
   Income tax expense ...............................  $12,009,300  $ 8,149,000  $ 8,315,200
                                                       ===========  ===========  ===========

   The approximate tax effects of temporary differences at January 1, 2000 and January 2, 1999 are as follows:

                                                                  1999                                      1998
                                                    --------------------------------------  -------------------------------------
                                                      Assets     Liabilities      Total        Assets    Liabilities     Total
                                                    -----------  -----------   -----------  -----------  -----------  -----------
    Allowance for doubtful accounts...............  $ 1,287,000                $ 1,287,000  $ 1,084,000               $ 1,084,000
    Inventories ..................................               $(1,209,200)   (1,209,200)              $(1,419,200)  (1,419,200)
    Employee benefits ............................    6,914,000                  6,914,000    5,764,000                 5,764,000
    Accrued expenses not currently deductible ....    1,035,000                  1,035,000      945,000                   945,000
                                                    -----------  -----------   -----------  -----------  -----------  -----------
    Current ......................................    9,236,000   (1,209,200)    8,026,800    7,793,000   (1,419,200)   6,373,800
                                                    -----------  -----------   -----------  -----------  -----------  -----------
    Allowance for doubtful accounts ..............    2,431,000                  2,431,000    2,431,000                 2,431,000
    Depreciation and amortization ................                (9,287,000)   (9,287,000)               (6,602,000)  (6,602,000)
    Employee benefits ............................    5,837,000                  5,837,000    5,067,000                 5,067,000
    Accrued expenses not currently deductible ....    5,033,000                  5,033,000    3,828,000                 3,828,000
    Other ........................................                  (232,000)     (232,000)                 (232,000)    (232,000)
                                                     -----------  -----------   -----------  -----------  -----------  -----------
    Noncurrent ...................................   13,301,000   (9,519,000)    3,782,000   11,326,000   (6,834,000)   4,492,000
                                                    -----------  -----------   -----------  -----------  -----------  -----------
    Total ........................................  $22,537,000  $(10,728,200) $11,808,800  $19,119,000  $(8,253,200) $10,865,800
                                                    ===========  ============  ===========  ===========  ===========  ===========

10.LEASE OBLIGATIONS AND CONTINGENT LIABILITIES
   Rental payments and related subleasing rentals under operating leases are as follows:

                RENTAL PAYMENTS
            ------------------------
                                       SUBLEASING
              MINIMUM     CONTINGENT    RENTALS
            ------------  ----------  ------------
   1997 ... $ 28,625,700  $  406,600  $ 21,249,900
   1998 ...   29,883,200     414,300    23,207,000
   1999 ...   30,083,100     445,900    23,312,300

   Contingent rentals may be paid under certain store leases on the basis of the store's sales in excess of stipulated amounts.

   Future minimum rental payments under long-term operating leases are as follows at January 1, 2000:

   2000 ............... $ 30,486,000
   2001 ...............   28,597,000
   2002 ...............   27,810,600
   2003 ...............   26,606,900
   2004 ...............   25,921,600
   Thereafter .........  162,955,900
                        ------------
                        $302,378,000
                        ============


   Total minimum rentals to be received in the future under non-cancelable subleases as of January 1, 2000 are $228,599,100.

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

12. EVANSVILLE FIRE
    During fiscal 1998, fire destroyed the Evansville, Indiana warehouse, inventory and equipment. The Division supplied frozen food and meat products to Roundy's customers in the Southern Midwest area. Settlements have been reached on the inventory, building and equipment. Discussions are in process with the insurance carrier relating to the business interruption losses incurred.

    Through January 1, 2000, cash advances aggregating $15.3 million were received from the insurance carrier relative to (1) the cost of the inventory destroyed in the fire ($4.1 million), (2) the cost of the destroyed building and equipment ($8.3 million) and (3) certain costs of demolishing the building and removing debris from the site, transportation costs and a partial advance on the business interruption losses incured ($2.9 million). During fiscal 1999 the Company recorded a $5.5 million gain. This amount is reflected in Other-net revenues in the Company's Consolidated Statements of Earnings.

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

13. SEGMENT REPORTING

    The Company and its subsidiaries sell and distribute food and nonfood products that are typically found in supermarkets primarily located in the Midwest. The Company's wholesale distribution segment sell to both corporately and independently owned retail food stores, while the retail segment sells directly to the consumer.

    During fiscal 1999, 1998 and 1997 the Company had one customer which accounted for 12.2%, 11.4% and 10.4%, respectively, of the Company's net sales and service fees.

    Gross profit represents net sales, less cost of sales.

    Eliminations represent the activity between wholesale and Company owned retail stores. Inter-segment revenues are recorded at amounts consistent with those charged to independent retail stores.

    Identifiable assets are those used exclusively by that industry segment. Corporate assets are principally cash and cash equivalents, notes receivable, corporate office facilities and equipment.

                                                       1999            1998              1997
                                                 ---------------  ---------------  --------------
    NET SALES AND SERVICE FEES
      Wholesale ...............................  $ 2,610,159,300  $ 2,512,268,000  $ 2,503,067,600
      Retail ..................................      323,857,300      284,127,500      291,612,600
      Eliminations ............................     (216,800,200)    (220,173,400)    (183,983,500)
                                                 ---------------  ---------------  ---------------
        Total .................................  $ 2,717,216,400  $ 2,576,222,100  $ 2,610,696,700
                                                 ===============  ===============  ===============

    GROSS PROFIT
      Wholesale ...............................  $   199,829,500  $   188,767,200  $   191,931,500
      Retail ..................................       70,048,900       60,132,300       59,048,700
      Eliminations ............................       (3,124,300)      (2,978,200)      (2,638,700)
                                                 ---------------  ---------------  ---------------
        Total .................................  $   266,754,100  $   245,921,300  $   248,341,500
                                                 ===============  ===============  ===============
    IDENTIFIABLE ASSETS
      Wholesale ...............................  $   319,419,500  $   304,322,200  $   296,886,900
      Retail ..................................       62,525,700       54,856,500       59,645,800
      Eliminations ............................      115,379,500      103,232,900       83,777,100
                                                 ---------------  ---------------  ---------------
        Total .................................  $   497,324,700  $   462,411,600  $   440,309,800
                                                 ===============  ===============  ===============
    DEPRECIATION AND AMORTIZATION
      Wholesale ...............................  $     7,432,200  $     8,311,100  $     7,393,000
      Retail ..................................        4,961,400        4,296,800        4,070,700
      Eliminations ............................        6,429,800        6,174,400        5,668,600
                                                 ---------------  ---------------  ---------------
        Total .................................  $    18,823,400  $    18,782,300  $    17,132,300
                                                 ===============  ===============  ===============
    CAPITAL EXPENDITURES
      Wholesale ...............................  $    17,846,700  $    12,942,400  $     6,266,000
      Retail ..................................        3,365,200        3,353,400        5,565,700
      Eliminations ............................       14,656,600        8,640,200       10,895,000
                                                 ---------------  ---------------  ---------------
        Total .................................  $    35,868,500  $    24,936,000  $    22,726,700
                                                 ===============  ===============  ===============



14. SUBSEQUENT EVENTS
    On February 2, 2000, the Company purchased seven grocery retail stores for approximately $37 million. In addition, on October 25, 1999 the Company entered into a letter of intent to purchase 17 grocery retail stores.

Divisional Map

     1.   Corporate Office - Roundy's, Inc.
          23000 Roundy Drive
          Pewaukee, WI 53072
     2.   Milwaukee Division
          11300 W. Burleigh Street
          Wauwatosa, WI 53222
     3.   Roundy's General Merchandise Division
          400 Walter Road
          Mazomanie, WI 53560
     4.   Eldorado Division
          Route 45 South
          Eldorado, IL 62930
     5.   Evansville Perishable Division
          4501 Peters Road
          Evansville, IN 47711
     6.   Westville Division
          6500 South U.S. 421
          Westville, IN 46391
     7.   Muskegon Division
          1764 Creston Street
          Muskegon, MI 49443
     8.   Van Wert Division
          1200 N. Washington
          Van Wert, OH 45891
     9.   Lima Division
          1100 Prospertity Road
          Lima, OH 45802

Board of Directors

1. Robert E. Bartels
   Martin's Super Markets, Inc.
   South Bend, IN

2. Robert D. Ranus
   Vice President & Chief Financial Officer


3. Henry Karbiner, Jr.
   Chairman & President
   Tri City Bankshares Corporation
   Oak Creek, WI

4. Charles R. Bonson
   Bonson's Foods, Inc.
   Eagle River, WI

5. Gerald F. Lestina
   President & CEO

6. Gary R. Sarner
   Chairman Total Logistic
   Control, LLC
   Milwaukee, WI

7. George C. Kaiser
   Milwaukee, WI

8. Robert S. Gold
   Gold's of Mequon, LLC.
   Mequon, WI

9. Patrick D. McAdams
   McAdams, Inc.
   Wales, WI

10. George E. Prescott
    Chairman Prescott's
    Supermarkets, Inc.
    West Bend, WI


Elected Corporate Officers

Gerald F. Lestina
President & CEO

Ralph D. Beketic
Vice President - Wholesale

David C. Busch
Vice President of Administration

Edward G. Kitz
Vice President, Secretary & Treasurer

Charles H. Kosmaler, Jr.
Vice President-Planning and Information Services

Robert D. Ranus
Vice President & Chief Financial Officer

Michael J. Schmitt
Vice President - Sales and Developement

Marion H. Sullivan
Vice President OF Marketing

ADVISORY COMMITTEE

Chuck Benjamin
Prescott's Supermarkets, Inc.
P.o. Box 818
West Bend, WI 53095

Tom Czerwonka
Pick 'n Save - Two Rivers
1010 22nd Street
Two Rivers, WI 54241

Bob Glisch
Mega Marts, Inc.
150  w. Holt Avenue
Milwaukee, WI 53207

Lance Johanneson
PICK 'N SAVE - Kimberly
850 E. Maes Avenue
Kimberly, WI 54136

Joe McAdams
Pick 'n Save - Wales
W320 S1807 State Road 83
Wales, WI 53183

Frank Serio
PICK 'N SAVE - CUDAHY
5851 SOUTH PACKARD AVENUE
CUDAHY, WI 53110

Steve Spiegelhoff
PICK 'N SAVE - Burlington
1120 Milwaukee Avenue
Burlington, WI 53105

Mark Stinebrink
PICK 'N SAVE - Lake Geneva
100 East Geneva Square
Lake Geneva, WI 53147

Dan Zinke
Zinke's Shop-Rite
216 Washington Ave.
Wisconsin Dells, WI 53965

TRUSTEES
Gerald F. Lestina
President & CEO

Edward G. Kitz
Vice President, Secretary & Treasurer

Victor C. Burnstad
Burnstad Bros., Inc.
Tomah, WI

Gary N. Gundlach
Pick 'n Save - Stoughton
Stoughton, WI

David J. Spiegelhoff
Pick 'n Save - Burlington
Burlington, WI

Bronson J. Haase
President & CEO
Wisconsin Gas Company
Milwaukee, WI

Robert R. Spitzer
President Emeritus
Milwaukee School of Engineering
Milwaukee, WI