Form 10-K405, Exhibit 13
period 2000-12-30
ROUNDYS INC
filed 2001-03-29
CIK 314423

EXHIBIT 13

SELECTED FINANCIAL DATA

($000 omitted except for
per share data and ratios)                   2000         1999         1998         1997         1996
--------------------------                ----------   ---------    ----------   ----------   ---------
Net sales and service fees.............   $2,983,724   $2,717,216   $2,576,222   $2,610,697   $2,579,010
Net earnings...........................       21,105       17,609       11,898       11,204       10,267
Patronage dividends....................        5,035        6,447        5,976        5,687        5,568
Total assets...........................      662,372      497,325      462,412      440,310      434,641
Long-term debt, less current maturities      166,565       48,564       73,298       83,458       93,615
Stockholders' equity(1)................      160,669      153,919      134,811      122,460      109,945
Book value per share...................       153.60       129.95       114.80       104.35        94.30
Working capital........................       38,771       67,937       84,743       84,074       90,498
Current ratio..........................       1.13:1       1.25:1       1.38:1       1.39:1       1.42:1
Earnings before patronage dividends as a
percent of net sales and service fees..       1.36%        1.33%        1.01%        0.97%        0.91%

(1) Includes redeemable common stock

Message to our Stockholders
---------------------------

The year 2000 can best be characterized as the realization of opportunities through a focused application of our strategic and tactical plans. In other words, the Company achieved exceptional results while enhancing our vigorous momentum. Keep in mind as you review the specific result areas, that these levels of achievement are driven by a finely tuned balance of focused teams of associates investing significant levels of capital while utilizing appropriate systems of technology all resulting in a performance outcome that is Roundy's, Inc. in 2000.

Financial Highlights
--------------------

 - Total sales for the year increased to a record $2,983,724,000, an increase of 9.8%.

 - Earnings before patronage dividends increased 12.6% to a record $40,598,000, which is approximately 1.4% of sales-the highest this ratio has been in 20 years.

 - Net earnings of $21,105,200 reached record levels for the sixth consecutive year, an increase of 19.9%.

 -   Book value per share increased a record 18.2% to $153.60 per share.

 - EBITDA (earnings before interest, taxes, depreciation and amortization) increased $25,405,900 to $86,798,500, an increase of 41.4%, another Company record.

Wholesale
---------

Throughout our wholesale segment, the implementation of new standardized systems and corresponding technology enhancements has resulted in productivity savings that have flowed directly to our bottom line. This process should continue as the systems are implemented in all divisions creating new levels of uniformity.

The Milwaukee Division completed the installation of a voice directed selection system resulting in a $1.4 million reduction in expenses for shortages and selection errors. This system was also expanded to provide improved accuracy and efficiency in the billing process for all commodities. The sales growth continued, requiring the addition of refrigerated warehouse space to meet customers' demands. We were fortunate to be able to lease 50,000 square feet of refrigerated space, which is connected to the Dairy Department by an enclosed bridge that allows product and associates to move efficiently between buildings. In October, the Meat Department and a section of the dairy were relocated to the new space, expanding the reserve holding capacity for grocery, dairy, meat and produce.

One of the most exciting accomplishments during the year was the completion of the 126,500 square foot freezer and perishable facility at our Westville Division. With the new addition, the Westville Division totals approximately 700,000 square feet. The South Bend facility was successfully closed, and all operations were transferred to the new facility without any interruptions in business. Perishable sales increased significantly as a result of this new addition.

The Eldorado and Evansville Divisions made two new enhancements to their transportation areas. First, an automated routing system was installed to assist in expeditiously routing the fleet. The goal is to take excess miles out of weekly routing and enhance service to our customers. Testing of the system began in December 2000 and it is expected to result in significant savings in 2001. The second enhancement to the transportation area was an onboard computer system attached to each tractor to monitor and measure fuel efficiencies and driver time. This will help us to continue to better utilize our fleet and better serve our customers.

With the expanded cross-dock and pallet programs, the Lima Division has experienced significant operational savings in both the warehouse and transportation areas. The Division is highly automated with a warehouse management system, a warehouse selection system and various other computerized operational systems which all helped to reduce expenses and increase productivity. In addition, the installation of a new security system offers the Division's associates a more secure, safe working environment.

During the fourth quarter, Lima successfully implemented the Corporate Standardized Accounts Receivable System. This set the stage for implementation company-wide, which will result in better cash and credit management.

The Mazomanie Division was challenged with availability of labor to meet its production needs, but continued its efforts of facility and system improvements. This allowed the Division to maintain its position as one of the divisions with the lowest labor to sales ratio of all of Roundy's facilities. The Van Wert Division gained efficiency by transferring seasonal storage and selection to another building and eliminating a small, inefficient off-site facility. The warehouse management system was fully operational in May 2000, which helped remediate, to some degree, our labor shortage at this Division. Finally, Van Wert realized a significant reduction in delivery shorts through a concentrated effort by the operations and sales departments.

A significant aspect of our success in 2000 is certainly attributable to our private label initiatives. The opportunity to create and join a purchasing consortium materialized in 2000. We believe the significant buying power of the consortium, which is approximately three times our current volume, will bring new economies of scale for private label sourcing and costing. Success to date has encouraged us to evaluate opportunities beyond private label.

Corporate Retail
----------------

The year 2000 was highlighted by the acquisitions of Ultra Mart and Mega Marts, Inc., and the forming of the Roundy's Retail Division. The transition from independent to corporate was seamless to our associates and customers. Same store sales were up in each group, gross profits increased due to a better sales mix and reduced promotional markdowns and average wages were down slightly despite higher wage rates. A best practice activity between our corporate retail groups continues as we extract the expected from the exceptional. Growing Roundy's retail included eliminating underperforming stores as we closed three out-of-state stores and finalized plans for two Wisconsin store closings. Acquisitions and existing store upgrades will continue to drive our corporate retail growth for 2001.

The Pick 'n Save banner has never flown higher. We achieved 53% metro Milwaukee market share while gaining image points in meat, produce, bakery and deli. In addition to perishable growth, our continued commitment to the lowest tape total was reinforced by an expansion of our Every Day Low Price Program, an Old Time label price reduction, and the expanded distribution of club packs.

On the competitive front, several have opened stores in our market in 2000. Sav-A-Lot, a limited assortment and price is everything store, opened 3 of 10 planned locations. Thirty-three corporate-owned Sentry stores are being sold to independents and 10 are being converted to a concept called Fresh 4 Less. Pick 'n Save competes with several price impact operators in five of our markets. Our base program consisting of excellent perishables, good every day prices and The Advantage Advertising Program has resulted in success against all competitors. We believe we are well positioned for our changing market place.

Pick 'n Save continues to lead with respect to research, development and technology. The Pick 'n Save on-line shopping service successfully debuted in November. Customers currently are able to order groceries over the Internet and have them loaded in their cars for a minimal amount per order. By year-end, this will be expanded to about 15 locations. Pick 'n Save also introduced Wellness Centers to several locations with 15 more planned for 2001. Wellness Centers feature nutritional supplements, vitamins, and where possible, Aurora Pharmacies and Natural Food Departments to complement and create a destination for the health conscious customer.

Technology
----------

As the Company entered into the new millennium, the tremendous investment in human effort and expense associated with our Y2K project paid handsome dividends in that there were virtually no short or long-term interruptions in any system, company-wide.

The key benefit of this success allowed us to immediately embark on a number of projects planned for the year 2000 that we were unable to previously address as nearly all of our resources for the previous two years had been consumed by the Y2K project.

Once unencumbered, we were able to undertake new projects directed toward application development, network enhancements, hardware upgrades and backup and recovery, bulking up, if you will, of an ever maturing disaster recovery program. The theme of "standardization and centralization" was key to each and every project.

Our application development efforts are continuing to gravitate around a standardized order management system ("OMS"). The OMS project will replace many disparate order systems currently used at the divisions. The system will be developed in Muskegon during the first and second quarter of 2002. The prerequisite standardized accounts receivable ("A/R") system was installed in the Lima Division at the end of 2000.

Once again, employing standardized applications, including the A/R system and a number of distribution related systems, allowed us to deploy integrated systems with greater rapidity than ever envisioned. In the most recent year, we were able to install in selected divisions a voice selection system, a new dynamic routing package and a state-of-the-art slotting package. All of these standardized application deployments, when completed in 2001, will bring additional savings in our distribution areas.

Standardization has also been thematic in our network and hardware projects. Beginning last year and continuing into the next, all the divisional LANs will implement identical technology that links them to the corporate data center, the control hub for the wide area network. Eventually, all software will be distributed to the divisions from this central location, allowing us to totally monitor and manage a division's environment by the end of 2003.

In 2000, our disaster recovery hot site tests yielded positive results in that we can now establish the operating systems, networks, etc. that will allow us to execute mission critical operations within 48 hours. In other words, if we lost our data center, we could bill and ship product, pay our associates, procure product and do all those things to stay in business within two days of the occurrence of a disaster. Moreover, were we to lose the computer driving the warehouse management system in a distribution center, we are able to recover and process orders within four hours. Sustaining the business, in any event, is an ability that we must always maintain.

Recognizing that current technology is dated by the time it is installed, our emphasis must continue to focus on "reasonable investment for reasonable technology" as we keep in sync with the business requirements. Therefore, anticipating business requirements and keeping technology aligned with those requirements are critical to a sound IT investment strategy. In order to define these requirements, we have undertaken a project to develop our IS architecture ("ISA"). Once completed, we will have a better understanding of our application system needs, hardware configurations and the communication networks required to support Roundy's business strategies.

Another project in the new year, which will be integrated with the business strategy and the ISA is one that will allow us to establish our e-business strategy. This strategy will illustrate the linkage of our business goals with the Internet in order to ensure that we maintain a logical relationship between investment and business requirements.

Integrating all of these components within an overall Roundy's strategy, technology will allow our business to sustain a leadership role.

The Future
----------

I am extremely optimistic about our future. In spite of continued industry consolidations and continued intrusion throughout our entire marketing area by alternate formats and new competitors, I am confident we can continue to grow our Company at a record pace.

We will continue our commitment to thinking big, starting small and moving fast.

Our pending acquisition of The Copps Corporation based in Stevens Point, Wisconsin will increase our revenues on an annualized basis approximately 20%, and provide us with two of the finest retail banners in the state of Wisconsin-Pick 'n Save and Copps. Further, it will expand our marketing base to cities where we currently have little or no presence. From a strategic perspective, I can think of no finer acquisition within our marketing region.

It is our collective challenge in 2001 to be in control of our own future. The focused and motivated teams of Roundy's associates working in conjunction with our many customers to provide the best shopping experience for the ultimate consumer is our number one directive to achieving exceptional performance results in 2001 and beyond.

On behalf of the Board of Directors and all Roundy's associates, we appreciate your continued support.


Gerald F. Lestina

Financial Operational Review

LIQUIDITY AND CAPITAL RESOURCES

Management strongly believes that a key element in the continued success of the Company has been the importance which has been placed on its Strategic Plan. A central theme in the Plan is that "growth from acquisitions" is essential for the long-term success of the Company. In 2000, Roundy's completed a major step toward accomplishing this significant goal with its acquisitions of Mega Marts (17 retail stores) and Ultra Mart (7 retail stores).

The successful acquisition and integration of these retail chains into Roundy's was a major factor in the Company being able to achieve another year of record sales and earnings. The competitive horizon has never been more intense with supercenters and chains developing stores throughout Roundy's markets.
Further, the year 2000 also contained several consolidations within the supplier community. Because of the changing environment in which the Company must now compete, it became essential that Roundy's change the structure of the Company, and convert it from primarily a wholesale company to a company with a greater retail segment. The expanded retail ownership is important for Roundy's to maximize vendor funding and to realize the economic synergies available with a more significant corporate-owned retail store base.

Key to the Company being able to make acquisitions was the availability of capital. Entering the current year, Roundy's had a strong cash position with over $68.0 million in cash and total debt of just over $73.0 million. This strong liquidity position provided financial flexibility allowing us to borrow additional funds and be opportunistic in terms of acquisitions.

In March of 2000, the Company entered into a Credit Agreement with various lenders which allows the Company to borrow up to $250.0 million. The Company used this source of financing together with its cash reserves to fund the 2000 acquisitions and retire outstanding debt.

As a result of the Company's equity structure, the use of borrowed capital and internally generated funds continue to be the primary methods for financing acquisitions and ongoing operations.

Capital Structure (in millions)                 2000                       1999
                                      ------------------------      ---------------------
Long-term debt                        $166.5       50.9%            $ 48.6      24.0%
Stockholders' equity*                  160.7       49.1%             153.9      76.0%
                                      ------------------------      ---------------------
Total capital                         $327.2      100.0%            $202.5     100.0%

* Includes redeemable common stock.

Cash flows provided by operating activities were $80.2 million in 2000 and $52.7 million in 1999, reflecting a positive trend for the Company.

There were several factors that contributed to the favorable improvement from 1999 levels. The most notable was our Company's net earnings, which were tempered by a significant increase in depreciation and amortization - $30.7 million in 2000 compared to $18.8 million in 1999, and secondly, accounts payable, which increased $16.7 million in 2000 versus a $9.0 million increase in 1999. The increase in depreciation and amortization is the result of an increase in capital expenditures, combined with depreciation and goodwill amortization resulting from our acquisitions.

Accounts payable is largely impacted by inventory levels and our equity in those levels. The primary reason for the $16.7 million increase in 2000 as compared to the $9.0 million increase in 1999 is our retail acquisitions, which resulted in improved equity in a $31 million increase in inventory. The Company continues to monitor its inventory levels, its inventory quality and its equity in inventory to ensure that it is in compliance with supplier terms and regulatory specifications. The Company's "equity in inventory" in 2000 improved 2.7%. Management continues to strive to improve average inventory turns, and its equity in inventory, thereby controlling the growth of inventory.

Equally important is the need to control credit quality and credit levels. In 2000, accounts receivable declined $7.7 million compared to 1999, when it increased $9.6 million. The decline is noteworthy, in light of the 2.7% increase in wholesale sales in 2000 compared to a 3.9% increase in 1999 when accounts receivable also increased. Further, Roundy's "accounts receivable days outstanding" improved to 7.3 average days outstanding in 2000 versus 8.5 average days outstanding for 1999. With the continuing emphasis on monitoring receivables to ensure compliance with Company policies, Management believes the overall quality has also improved. This is reflected in the decrease in allowance for losses of $0.8 million in 2000 compared to an increase of $1.6 million in 1999.

Total capital expenditures, net of insurance proceeds, were $37.7 million for 2000 and $35.9 million for 1999. Approximately one-third of the 2000 expenditures was expended to upgrade and remodel corporate-owned retail stores, one-fourth was expended at the wholesale level and the balance was primarily invested in systems and fleet. Management deemed it essential to continue to invest funds at this level to ensure that Roundy's can sustain its current level of growth and provide an uninterrupted level of service to its customers.

As a result of its acquisitions, the Company increased its average outstanding debt. Average outstanding debt for 2000 was $161.9 million versus $81.7 million for 1999 and $91.9 million for 1998. On March 31, 2000, the Company entered into a Credit Agreement with various lenders which allows the company to borrow up to an aggregate amount of $250,000,000. The Credit Agreement provides for a $170,000,000 revolving loan commitment and an $80,000,000 term loan. The Company used proceeds from the Credit Agreement to retire debt outstanding of approximately $73.0 million and for the acquisitions of corporate retail stores. On December 30, 2000, $109.0 million was available to the Company under its revolving credit agreement. Roundy's long-term debt to equity ratio increased to 1.04:1 at the end of 2000 versus 0.32:1 in 1999 and 0.54:1 in 1998. The average interest rate applicable to borrowings during 2000 was approximately 8.9% and 7.7% in 1999 and 1998. In conjunction with the new Credit Agreement, the Company entered into a five-year interest rate swap agreement under which the Company pays a fixed rate of interest at 7.32% in exchange for a floating LIBOR rate. The end result is that the Company has fixed its rate of interest on $60 million of borrowings.

The Company believes that its cash flow from operations together with other available sources of funds will be adequate to meet its financing requirements. In the event the Company makes significant future capital expenditures or acquisitions, such as the acquisition disclosed in Note 14 to the Consolidated Financial Statements, it may raise funds through additional borrowings.

RESULTS OF OPERATIONS

NET SALES AND SERVICE FEES

Net sales and service fees for 2000 were $267 million greater than 1999 and $408 million greater than 1998. The 9.8% increase in 2000 sales and fees can be attributed to strong wholesale sales aided by the acquisition of twenty-four corporate retail stores resulting in $196 million in net sales and service fees. In addition to these acquisitions, our retail group has increased its emphasis on perishables in its marketing programs, continued the commitment to the use of its "Frequent Shopper Card" and expanded our private label program to combat the growth of retail chains and supercenters in Roundy's markets.

Net sales and service fees for 1999 were up approximately $141 million or 5.5% compared to 1998. This increase can be attributed to strong wholesale sales aided by the acquisition of seven corporate stores and a significant new customer which offset the large portion of business lost due to a 1998 fire which destroyed the Evansville, Indiana warehouse. The warehouse was rebuilt and became fully operational in January 1999 which enabled the Company to aggressively grow the business.

GROSS PROFITS

Gross profits as a percentage of net sales and service fees for the year were 13.0% versus 9.8% for 1999 and 9.5% for 1998. The increase in gross profits was due mainly to the increase in retail stores owned by Roundy's. This segment of the business has a significantly higher gross profit level than wholesale. Retail sales represented 29.9% of total Roundy's sales and service fees in 2000 compared to 11.9% in 1999 and 11.0% in 1998. Wholesale gross profit levels continued to reflect the competitiveness of the industry remaining at 7.7% for 2000 and 1999 and 7.5% for 1998. With the continued growth of supercenters within Roundy's markets and the consolidation of retail chains, opportunities for significant increases in gross profits at the wholesale level are limited. The Company continues to keep price increases at minimum levels to ensure the competitiveness of the independent retailers it services. To help improve its gross profits, the Company has decided to acquire more retail stores, to protect its funding sources and grow its financial strength through this segment of the business.

OPERATING AND ADMINISTRATIVE EXPENSES

Total operating and administrative expenses increased in 2000 to 11.4% of net sales and service fees compared to 8.6% in 1999 and 8.3% in 1998. The 2.8% increase over 1999 is primarily attributable to the growth in retail operations. In accordance with the Company's Strategic Plan to grow its corporate retail operations, Roundy's acquired twenty-four corporate stores during 2000. Retail operations have higher wages and operating costs as a percent of net sales and service fees. Accordingly, total 2000 retail operating costs were 156.2% greater than 1999 and 195.6% more than 1998. In contrast, wholesale operating costs were 3.3% less than 1999 and 4.1% more than 1998. The significant factors that tempered the modest decrease in wholesale operating expenses were the consolidation of the South Bend frozen food operations into Westville's new freezer and expanded perishable center, the implementation of a modern warehousing system in all facilities and the successful implementation of a new automated selection system in the larger distribution centers. To meet the ever-increasing growth of competition throughout its markets, the Company continues to emphasize cost containment and customer service, both at the retail and wholesale levels.

INTEREST EXPENSE

Interest expense in 2000 increased $9.0 million from 1999 and decreased by $0.8 million in 1999 from 1998. This expense, as a percent to net sales and service fees, increased to 0.52% from 0.24% in 1999 and 0.28% in 1998. Substantially all of the increase in 2000 versus both 1999 and 1998 is due to increased debt levels to fund the Company's retail acquisitions.

TAXES

The effective income tax rates for 2000, 1999 and 1998 were 40.7%, 40.5% and 40.7%, respectively.

NET EARNINGS

Net earnings, as a percent of net sales and service fees, attained a record level at 0.71% compared to 0.65% for 1999 and 0.46% for 1998. The continued adherence to the fundamentals of the Company's Strategic Plan - acquisitions, cost containment and standardized systems continue to serve as the basis for the strong net earnings growth.


OTHER MATTERS

The Company had been in negotiations with its insurance carrier since a fire destroyed its Evansville warehouse in 1998. In the fourth quarter of 1998, a settlement was reached on the claim for inventory lost in the fire. In 1999, settlements were also reached with the insurance carrier on the building and equipment claims, which resulted in a gain of $5.5 million, which is included in Other-net revenues.

In 2000, the Company finalized its settlement with the insurance carrier for all outstanding claims which resulted in a $3.3 million gain. The gain was recorded in Other-net revenues.

MARKET RISK SENSITIVITY

The Company is exposed to market risk relating to changes in interest rates.
As disclosed in Note 5 to the Consolidated Financial Statements, the Company uses an interest rate swap to hedge its exposure to interest rate changes. Any change in the value of the swap would be significantly offset by an inverse change in the value of the underlying hedged items.

Independent Auditors' Report
----------------------------

To the Stockholders and Directors of Roundy's, Inc:

We have audited the accompanying consolidated balance sheets of Roundy's, Inc. and subsidiaries as of December 30, 2000 and January 1, 2000, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Roundy's Inc. and subsidiaries at December 30, 2000 and January 1, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
February 20, 2001

                           STATEMENTS OF CONSOLIDATED EARNINGS
     FOR THE YEARS ENDED December 30, 2000, JANUARY 1, 2000 AND JANUARY 2, 1999

                                           2000               1999              1998
                                      --------------     --------------     --------------
Revenues:
Net sales and service fees........    $2,983,724,000     $2,717,216,400     $2,576,222,100
Other-net.........................         7,173,600         10,117,900          2,428,500
                                      --------------     --------------     --------------
                                       2,990,897,600      2,727,334,300      2,578,650,600
                                      --------------     --------------     --------------

Costs and Expenses:
Cost of sales.....................     2,594,424,000      2,450,462,300      2,330,300,800
Operating and administrative......       340,412,900        234,302,800        215,034,300
Interest..........................        15,462,700          6,503,600          7,293,100
                                      --------------     --------------     --------------
                                       2,950,299,600      2,691,268,700      2,552,628,200
                                      --------------     --------------     --------------

Earnings Before Patronage Dividends       40,598,000         36,065,600         26,022,400

Patronage Dividends...............         5,035,300          6,446,900          5,975,700
                                      --------------     --------------     --------------
Earnings Before Income Taxes......        35,562,700         29,618,700         20,046,700
                                      --------------     --------------     --------------

Provision(Credit)for Income Taxes:

Current-Federal...................        12,187,000         10,544,600          8,400,000
       -State.....................         3,506,500          2,407,700          1,539,000
Deferred..........................        (1,236,000)          (943,000)        (1,790,000)
                                      --------------     --------------     --------------
                                          14,457,500         12,009,300          8,149,000
                                      --------------     --------------     --------------
Net Earnings......................       $21,105,200        $17,609,400        $11,897,700
                                      ==============     ==============     ==============


See notes to consolidated financial statements.

                             CONSOLIDATED BALANCE SHEETS
                    AS OF DECEMBER 30, 2000 AND JANUARY 1, 2000

Assets

                                                   2000               1999
                                               ------------       ------------
Current Assets:
Cash and cash equivalents.................     $ 39,893,300       $ 68,385,800
Notes and accounts receivable, less allowance
for losses, $5,728,800 and $5,509,800,
respectively..............................       83,174,300         87,659,000
Merchandise inventories...................      197,983,900        166,514,000
Prepaid expenses..........................        7,294,600          5,362,000
Deferred income tax benefits..............       10,249,800          8,026,800
                                               ------------       ------------
   Total current assets...................      338,595,900        335,947,600
                                               ------------       ------------

Other Assets:
Goodwill and other assets.................      113,849,400          9,532,000
Notes receivable, less allowance for losses,
$2,129,000 and $7,137,000, respectively...        5,976,600         10,650,600
Other real estate.........................        6,009,400          5,705,000
Deferred income tax benefits..............                           3,782,000
                                               ------------       ------------
Total other assets........................      125,835,400         29,669,600
                                               ------------       ------------

Property and Equipment - At Cost:
Land......................................        8,200,400          6,017,500
Buildings.................................       97,573,400         87,899,000
Equipment.................................      181,386,000        136,621,600
Leasehold improvements....................       39,460,100         13,872,700
                                               ------------       ------------
                                                326,619,900        244,410,800

Less accumulated depreciation and amortization  128,679,000        112,703,300
                                               ------------       ------------
   Property and equipment - net...........      197,940,900        131,707,500
                                               ------------       ------------
                                               $662,372,200       $497,324,700
                                               ============       ============

See notes to consolidated financial statements.



Liabilities and Stockholders' Equity               2000               1999
                                               ------------       ------------
Current Liabilities:
Current maturities of long-term debt.....       $ 7,837,700       $ 24,734,500
Accounts payable.........................       214,764,400        174,893,000
Accrued expenses.........................        74,394,500         62,981,000
Income taxes.............................         2,828,600          5,402,600
                                               ------------       ------------
          Total current liabilities......       299,825,200        268,011,100
                                               ------------       ------------
Long-Term Debt, Less Current Maturities..       166,564,700         48,563,600
Other Liabilities........................        30,504,400         26,830,600
Deferred Income Taxes....................         4,809,000
                                               ------------       ------------
          Total liabilities..............       501,703,300        343,405,300
                                               ------------       ------------

Commitments and Contingencies  (Note 10)

Redeemable Common Stock..................        10,147,700          9,948,800

Stockholders' Equity:

Common stock:
Voting (Class A).........................             12,200            15,000
Non-voting (Class B).....................          1,366,400         1,356,600
                                               -------------      ------------
          Total common stock.............          1,378,600         1,371,600

Patronage dividends payable in common stock        3,475,000         3,078,000
Additional paid-in capital...............         42,661,200        36,305,800
Reinvested earnings......................        121,333,900       104,346,400
                                               -------------      ------------
                                                 168,848,700       145,101,800
Less:
Treasury stock, at cost..................         18,327,500         1,131,200
                                               -------------      ------------
          Total stockholders' equity.....        150,521,200       143,970,600
                                               -------------      ------------
                                                $662,372,200      $497,324,700
                                                ============      ============

                         Statements of Consolidated Stockholders' Equity
        For the Years Ended December 30, 2000, January 1, 2000 and January 2, 1999

                                                                    Patronage
                                        Common Stock                Dividents   Additional
                                Class A              Class B        Payable in   Paid in     Reinvested
                            Shares    Amount    Shares    Amount   Common stock  Capital      Earnings
                          ---------   -------  -------   --------- ------------  -----------  -----------
Balance, January 3, 1998   12,600     $15,800  1,077,285 $1,346,600 $3,738,000   $28,588,300  $83,527,500
 Net Earnings                                                                                  11,897,700
 Common stock issued          500         600     50,857     63,600 (3,738,000)    5,160,900
 Common stock purchased    (1,200)     (1,500)   (28,120)   (35,200)                (945,900)  (2,364,300)
 Redeemable common stock                         (38,148)   (47,700)              (1,220,700)  (3,110,900)
 Patronage dividends
 payable in common stock                                             4,060,000
                          ---------   -------  --------- ---------- ----------  ------------  -----------
Balance, January 2, 1999   11,900      14,900  1,061,874  1,327,300  4,060,000    31,582,600   89,950,000
 Net earnings                                                                                  17,609,400
 Common stock issued          700         900     52,546     65,700 (4,060,000)    5,955,200
 Common stock purchased      (600)       (800)    (6,743)    (8,400)                (426,000)  (1,137,600)
 Redeemable common stock                         (22,388)   (28,000)                (806,000)  (2,075,400)
 Patronage dividends
 payable in common stock                                             3,078,000
                          ---------   -------  --------- ---------- ----------  ------------  -----------
Balance, January 1, 2000   12,000      15,000  1,085,289  1,356,600  3,078,000    36,305,800  104,346,400
 Net earnings                                                                                  21,105,200
 Common stock issued          400         500     36,818     46,000 (3,078,000)    4,446,100
 Common stock purchased    (2,600)     (3,300)   (12,466)   (15,600)                (547,800)  (2,227,200)
 Redeemable common stock                         (16,533)   (20,600)                (628,300)  (1,890,500)
 Stock option expense                                                              3,085,400
 Patronage dividends
 payable in common stock                                              3,475,000
                          ---------   -------  --------- ---------- ----------- ------------  -----------
Balance,December 30,2000    9,800     $12,200  1,093,108 $1,366,400  $3,475,000  $42,661,200 $121,333,900
                          =========   =======  ========= ========== =========== ============  ===========

Treasury Stock, January 1,2000
and January 2, 1999                               13,285   $1,131,200
                                               =========   ==========
Treasury
Stock,December 30,2000                           145,615  $18,327,500
                                               =========   ==========


See notes to consolidated financial statements.


                         Statements of Consolidated Cash Flows
     For the Years Ended December 30, 2000, January 1, 2000, and January 2, 1999

                                                  2000          1999        1998
                                              ------------   ----------   ---------
Cash Flows From Operating Activities:
  Net earnings                                $ 21,105,200   $17,609,400  $11,897,700
  Adjustments to reconcile net earnings to net
  cash flows provided by operating activities:
    Depreciation and amortization               30,737,800    18,823,400   18,782,300
   (Decrease) increase in allowance for losses    (822,200)    1,596,100    2,189,300
   (Gain) loss on sale of property and equipment  (793,200)      426,000    2,527,300
    Patronage dividends payable in common stock  3,475,000     3,078,000    4,060,000
    Stock option expense                         3,085,400
    Deferred income taxes                       (1,236,000)     (943,000)  (1,790,000)
 (Increase) decrease in operating assets net
  of the effects of business acquisitions and
  disposition:
    Notes and accounts receivable                7,689,200    (9,644,100)   6,899,000
    Merchandise inventories                       (377,100)   (3,723,000)  (8,398,300)
    Prepaid expenses                              (812,600)        6,300     (129,100)
    Other assets                                (2,243,800)     (269,100)    (433,900)
  Increase (decrease) in operating liabilities
  net of the effects of business acquisitions
  and disposition:
    Accounts payable                            16,679,800     9,045,300   10,804,400
    Accrued expenses                             4,037,500    10,009,400    6,877,200
    Income taxes                                (3,992,800)      984,000    2,091,500
    Other liabilities                            3,673,800     5,732,500      240,100
                                               -----------    ----------   ----------
Net cash flows provided by operating            80,206,000    52,731,200   55,617,500
activities                                     -----------    ----------   ----------

Cash Flows From Investing Activities:
  Capital expenditures - net of insurance      (37,706,300)  (35,868,500) (24,936,000)
  proceeds
  Proceeds from sale of property and equipment
  and other productive assets                    4,861,100     1,363,000    4,004,700
  Payment for business acquisitions net of
  cash acquired                               (128,615,400)   (7,812,100)  (4,586,300)
  Other real estate                               (304,400    (1,623,800)   3,071,200
  Decrease (increase) in notes receivable        9,682,000      (759,600)     320,000
                                               -----------    ----------   ----------
Net cash flows used in investing activities   (152,083,000)  (44,701,000) (22,126,400)
                                               -----------    ----------   ----------

Cash Flows From Financing Activities:
  Proceeds from long-term borrowings           175,494,700
  Reductions in debt                          (128,390,400)  (10,159,700) (10,156,800)
  Proceeds from sale of common stock             1,414,600     1,961,800     1,487,100
  Common stock purchased                        (5,134,400)   (3,541,000)   (5,093,800)
                                               -----------    ----------   -----------
Net cash flows provided by (used in)
financing activities                            43,384,500   (11,738,900)  (13,763,500)
                                               -----------    ----------    ----------

Net (Decrease) Increase in Cash and Cash       (28,492,500)   (3,708,700)   19,727,600
Equivalents
Cash And Cash Equivalents, Beginning Of         68,385,800    72,094,500    52,366,900
Year                                            ----------    ----------    ----------
Cash And Cash Equivalents, End Of Year         $39,893,300   $68,385,800   $72,094,500
                                                ==========    ==========    ==========
Cash Paid During The Year For:
  Interest                                     $13,672,100    $6,574,600   $ 7,487,600
  Income Taxes                                  19,897,900    11,965,700     7,853,400
Supplemental Noncash Financing Activities:
  Patronage Dividends Payable in Common Stock    3,475,000     3,078,000     4,060,000
  Liabilities Assumed in Business Acquisitions  46,703,000

See notes to consolidated financial statements.

notes to consolidated financial statements
------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES
Fiscal year-The Company's fiscal year is the 52 or 53 week period ending on the Saturday nearest to December 31. The years ended December 30, 2000, January 1, 2000 and January 2, 1999 all included 52 weeks.

Consolidation practice-The financial statements include the accounts of the Company and its subsidiaries. Significant intercompany balances and transactions are eliminated.

Revenue recognition-Wholesale revenues are recognized when product is shipped and retail revenues are recognized at the point of sale.

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

Goodwill and long-lived assets-The excess of cost over the fair value of net assets of businesses acquired (goodwill) is being amortized on a straight-line basis over 20 years. Accumulated amortization at December 30, 2000 and January 1, 2000 was $11,367,200 and $6,440,600, respectively. The Company periodically evaluates the carrying value of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company analyzes the future recoverability of the long-lived assets using the related undiscounted future cash flows of the business and recognizes any adjustments to its carrying value on a current basis. During 2000, the Company charged $1,490,000 to operations related to the closure of certain retail grocery stores.

Depreciation-Depreciation and amortization of property and equipment are computed primarily on the straight-line method over their estimated useful lives, which are generally thirty-nine years for buildings, three to ten years for equipment and ten to twenty years for leasehold improvements.

Closed facilities reserve-When a facility is closed, the remaining investment, net of expected salvage value, is expensed. For properties under lease agreements, the present value of any remaining future liability under the lease, net of expected sublease recovery, is also expensed. The amounts charged to operations in 2000 for the present value of these remaining future liabilities approximated $4.2 million. The amounts charged to operations in 1999 and 1998 were not significant.

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

Related Parties-During 2000, 1999 and 1998, the Company had wholesale sales to related party retailers in the amounts of $618,424,800, $981,870,700 and $918,547,800, respectively. In addition, the Company received sublease payments from related party retailers of $7,136,100, $11,819,900 and $10,477,400 for 2000, 1999, and 1998, respectively. During 2000, the Company sold a retail grocery store to a related party for approximately $4.1 million. During 1999 the Company sold land to a related party retailer for approximately $1.5 million.

2.  ACQUISITIONS
On February 2, 2000, the Company purchased seven retail grocery stores for approximately $37.7 million in cash. Operating results of such stores have been included in the Statements of Consolidated Earnings since the acquisition date. Goodwill of approximately $21.5 million resulted from the purchase and is being amortized over 20 years. The acquisition was accounted for as a purchase and the financial statements reflect the allocation of the purchase price to the assets acquired based on their fair values. The pro-forma effects of the acquisition are not material.

On March 31, 2000, the Company acquired all of the outstanding stock of Mega Marts, Inc. ("Mega") for approximately $125.0 million in cash and notes payable. Mega owned and operated 16 retail grocery stores. Also on March 31, 2000, the Company acquired certain assets of NDC, Inc. (an affiliate of Mega) consisting of a retail grocery store known as the "Tri-City Pick 'n Save" ("TCPS") for approximately $11.2 million in cash. The acquisitions were effective at the end of the day on April 1, 2000 and the operating results of Mega and TCPS were included in the Statements of Consolidated Earnings after the effective date. Goodwill of approximately $84.8 million resulted from the purchase and is being amortized over 20 years. The Company financed the acquisitions with the proceeds of a new Credit Agreement and $39 million in promissory notes issued to the shareholders of Mega. The acquisitions were accounted for as purchases and the financial statements reflect the allocation of the purchase price to the assets acquired and liabilities assumed based on their fair values. Included in the assets of Mega were 132,330 shares of the Company's Class A and Class B common stock. A portion of the purchase price was allocated to such treasury shares acquired based on the net book value of the Company's common stock as of January 1, 2000. Unaudited pro-forma consolidated results of operations, including Mega and TCPS as if they had been acquired at the beginning of 2000 and as of the beginning of 1999 follow:

                                        For the Year Ended:
                               -----------------------------------
                               December 30, 2000    January 1, 2000
                               -----------------    ---------------
Net sales and service fees      $3,031,340,400       $2,899,837,200
Net earnings                        20,193,500           13,636,100

Pro-forma results are not necessarily indicative of what would have occurred had the acquisitions been consummated as of the beginning of the periods. Pro-forma results include amortization of intangible assets resulting from the purchase and additional interest expense as if the funds borrowed in connection with the acquisitions had been outstanding from the beginning of each period.

On April 12, 1999, the Company purchased a grocery retailer for $5,682,500 in cash. On August 24, 1999, the Company purchased a grocery retailer for $2,129,600 in cash. On December 8, 1998, the Company purchased a grocery retailer for $4,586,300 in cash. The acquisitions have been accounted for as purchases and the results of operations have been included in the Consolidated Financial Statements since the dates of acquisition. On an unaudited pro-forma basis, the effect of these acquisitions was not significant to the Company's 1999 and 1998 results of operations.


3.  PATRONAGE DIVIDENDS
The Company's By-Laws require that to the extent permitted by the Internal Revenue Code, patronage dividends are to be paid out of earnings from business activities with stockholder-customers in an amount which will reduce the net earnings of the Company to an amount which will result in an 8% increase in the book value of its common stock. The dividends are payable at least 20% in cash and the remainder in Class B common stock. Dividends for the years ended December 30, 2000, January 1, 2000 and January 2, 1999 were generally payable 30% in cash.

4.  NOTES AND ACCOUNTS RECEIVABLE
The Company extends long-term credit to certain independent retailers it serves to be used primarily for store expansion or improvements. Loans to independent retailers are primarily collateralized by the retailer's inventory, equipment, personal assets and pledges of Company stock. Interest rates are generally in excess of the prime rate and terms of the notes are up to 15 years. Included in current notes and accounts receivable are amounts due within one year totaling $2,364,000 and $4,050,700 at December 30, 2000 and January 1, 2000,
respectively. The Company is exposed to credit risk with respect to accounts receivable, although it is generally limited. The Company continually monitors its receivables with customers by reviewing, among other things, credit terms, collateral and guarantees.

notes to consolidated financial statements (continued)

5. LONG-TERM DEBT
   Long-term debt consists of the following at the respective year-ends:

                                                  2000         1999
                                            -------------   -----------
Senior notes payable:
  9.00%, due 2002 to 2007                    $ 80,000,000
  6.94% to 9.26%, repaid in 2000                            $73,014,300
Notes payable under revolving credit agreement,
  9.02%, due 2007                              61,000,000
Subordinated notes payable, 8.25%,
  due 2002 to 2005                             33,150,000
Other long-term debt                              252,400       283,800
                                              -----------    ----------
                                              174,402,400    73,298,100
Current maturities                              7,837,700    24,734,500
                                              -----------    ----------
Total long-term debt,less current maturities $166,564,700   $48,563,600
                                             ============   ===========


On March 31, 2000, the Company entered into a Credit Agreement with various lenders which allows the Company to borrow up to an aggregate amount of $250,000,000. The Credit Agreement provides for a $170,000,000 revolving loan commitment and an $80,000,000 term loan. The revolving loan commitment bears interest based upon LIBOR and Prime rates. The Credit Agreement includes covenants that, among others, limit stock repurchases and additional borrowings and provides for minimum net worth requirements ($128,368,300 at December 30, 2000). At December 30, 2000, $109,000,000 was available to the Company under its revolving credit agreement. The Company's assets are pledged as collateral to the Credit Agreement.

On April 4, 2000, the Company entered into a five-year interest rate swap agreement under which the Company pays a fixed rate of 7.32% and receives a floating LIBOR rate. The effect of the swap agreement is to fix the rate on $60,000,000 of borrowings under the revolving loan commitment.

In June 1998, the Financial Accounting Standards Board ("the FASB") issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", subsequently amended by SFAS 137 and SFAS 138. SFAS 133, which is effective for the Company's fiscal year beginning December 31, 2000, requires the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair values will either be recognized in earnings or, for cash-flow hedges, deferred and recorded as a component of other comprehensive income until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. For a derivative that doesn't qualify as a hedge, changes in fair value will be recognized in earnings. The Company expects at December 31, 2000, it will record approximately $2 million as a cumulative transition adjustment for derivatives designated in cash-flow type hedges prior to adopting SFAS 133.

Repayment of principal on long-term debt outstanding is as follows:

2001...............................      $ 7,837,700
2002...............................       19,841,700
2003...............................       23,846,000
2004...............................       23,850,800
2005...............................       18,006,200
Thereafter.........................       81,020,000


6. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company's financial instruments consist primarily of cash, accounts and notes receivable, accounts payable, accrued liabilities, interest rate swap and long-term debt. The carrying amounts for cash, accounts and notes receivable, accounts payable and accrued liabilities approximate their fair values. Based on the borrowing rates currently available to the Company for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities, is approximately $173,912,000 and $71,979,000 as of December 30, 2000 and January 1, 2000, respectively. The fair value of the Company's interest rate swap, based on the net cost to settle the transaction, at December 30, 2000, was a liability of approximately $2 million (no carrying value).

7. STOCKHOLDERS' EQUITY
The authorized capital stock of the Company is 60,000 shares of Class A common stock and 2,400,000 shares of Class B common stock each with a par value of $1.25 a share. Inactive customers are required to exchange Class A voting stock held for Class B non-voting stock.

The issuance and redemption of common stock is based on the book value thereof as of the preceding year-end. The year-end book value was $153.60, $129.95 and $114.80 for 2000, 1999 and 1998, respectively. The Company is obligated, upon request, to repurchase common stock held by inactive customers or employees. The amount available for such repurchases in any year is subject to limitations under certain loan agreements.

Class B common stock which is subject to redemption is reflected outside of stockholders' equity. Redeemable common stock is held by inactive customers and former employees. As of December 30, 2000 and January 1, 2000, 66,066 and 76,559 shares, respectively, were subject to redemption. The Class B common stock subject to redemption is payable over a five year period based upon the book value at the preceding fiscal year end. The Company expects to repurchase shares of 20,412, 19,047, 15,449, 7,852 and 3,306 in 2001, 2002, 2003, 2004 and
2005, respectively.

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

Option and SAR transactions are as follow:

                                                                     Options
                                                       Option        Weighted
                                     Options   SARs    Price         Average
                                                                      Price
                                     -------   ------  ------------- --------
Outstanding, January 3, 1998          45,800   20,200  $53.10- $94.30  $ 64.62
Granted                                4,200      800          104.35   104.35
                                     -------   ------  --------------
Outstanding, January 2, 1999          50,000   21,000   53.10- 104.35    67.96
                                     -------   ------  --------------
Outstanding, January 1, 2000          50,000   21,000   53.10- 104.35    67.96
Exercised                               (400)  (3,400)          94.30    94.30
Granted                                1,000      184          129.95   129.95
                                     -------   ------  --------------
Outstanding, December 30, 2000        50,600   17,784  $53.10-$129.95    68.97
                                     =======   ======  ==============
Exercisable at December 30, 2000      48,398   17,210  $53.10-$129.95    67.17
                                     =======   ======  ==============
Available for grant after
December 30, 2000                          0        0
                                     =======   ======


Options exercisable at January 1, 2000 and January 2, 1999 were 46,516 and 43,966 with a weighted average price of $65.91 and $64.92, respectively.

The following table summarizes information concerning currently outstanding and exercisable options:

                     Stock Options Outstanding      Stock Options Exercisable
                   -----------------------------    -------------------------
                             Weighted
                              Average    Weighted                Weighted
                   Number    Remaining   Average     Number      Average
Range of Exercise    of     Contractual  Exercise       of       Exercise
Price ($)          Shares      Life        Price      Shares      Price
----------------- -------   ----------- ---------   ---------    ------------
 50.00- 70.00     33,500        6.8      $ 57.76     33,300       $ 57.71
 70.01- 90.00      8,000        9.9        77.40      8,000         77.40
 90.01-110.00      8,100       11.8        99.51      6,766         98.56
110.01-130.00      1,000       14.6       129.95        332        129.95
                  ------                 -------     ------       -------
                  50,600                 $ 68.97     48,398       $ 67.17
                  ======                 =======     ======       =======


Options granted become exercisable based on the vesting rate which generally ranges from 20% at the date of grant to 100% eight years from the date of grant.

SAR holders are entitled, upon exercise of a SAR, to receive cash in an amount equal to the excess of the Fair Market Value per share of the Company's common stock as of the date on which the SAR is exercised over the base price of the SAR. SARs granted become exercisable based on the vesting rate which ranges from 20% on the last day of the fiscal year of the grant to 100% eight years from the last day of the fiscal year of the grant. Compensation expense was not material in 2000, 1999 and 1998. In the event of a change in control of the Company, all options and SARs previously granted and not exercised, become exercisable.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. During 2000, the Company extended the term of all of its previously granted stock options resulting in a compensation charge of $3,085,400. Compensation expense was immaterial for 1999 and 1998. If the Company had elected to recognize compensation cost for the Plan based on the fair value of the options at the grant dates, consistent with the method prescribed by SFAS No. 123, proforma net earnings in 2000 would have increased by approximately $685,000, while the effect on 1999 and 1998 net earnings would have been a decrease of less than $80,000.

notes to consolidated financial statements (continued)

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

The following tables set forth pension obligations and plan assets as of December 30, 2000 and January 1, 2000:

                                              2000          1999
                                          -----------    -----------
Change in benefit obligation:
Benefit Obligation - Beginning of Year    $49,179,000    $52,579,100
Service cost                                2,895,700      3,099,300
Interest cost                               3,916,000      3,604,300
Plan amendments                                              284,300
Actuarial loss (gain)                       5,055,600     (8,619,000)
Benefits paid                              (1,749,600)    (1,769,000)
                                          -----------    -----------
Benefit Obligation - End of Year          $59,296,700    $49,179,000
                                          ===========    ===========

Change in plan assets:
Fair Value - Beginning of Year            $47,949,800    $42,521,600
Actual return on plan assets               (3,136,400)     6,887,900
Company contribution                        3,886,500        309,300
Benefits paid                              (1,749,600)    (1,769,000)
                                          -----------   ------------
Fair Value - End of Year                  $46,950,300    $47,949,800
                                          ===========    ===========

Funded status:
As of year end                           $(12,346,400)   $(1,229,200)
Unrecognized cost:
  Actuarial and investment losses
 (gains), net                               8,319,400     (4,266,600)
  Prior service cost                          180,400        216,300
  Transition asset                           (199,200)      (373,300)
                                         ------------    -----------
Accrued benefit cost                      $(4,045,800)   $(5,652,800)
                                         ============    ===========

                                                   2000        1999         1998
                                                ----------  ----------  ----------
The components of pension cost are as follows:
Benefits earned during the year                 $2,895,700  $3,099,300  $2,811,400
Interest cost on projected benefit obligation    3,916,000   3,604,300   3,272,400
Expected return on plan assets                  (4,393,000) (3,771,100) (3,444,100)
Net amortization and deferral
  Unrecognized net (gain)loss                       (1,100)    110,900      23,900
  Unrecognized prior service cost                   35,900      35,900      35,900
  Unrecognized net asset                          (174,000)   (174,100)   (174,100)
                                                ----------  ----------  ----------
Net pension cost                                $2,279,500  $2,905,200  $2,525,400
                                                ==========  ==========  ==========


The assumptions used in the accounting were as     2000        1999        1998
follows:                                        ----------  ----------  ----------

Discount rate                                      7.50%       8.00%       7.00%
Rate of increase in compensation levels            4.00%       4.00%       4.00%
Expected long-term rate of return on assets        9.00%       9.00%       9.00%

The change in the discount rate in 2000 resulted in an increase of $4,359,100 in
the projected benefit obligation in 2000, and is expected to     result in an
increase in the 2001 pension expense of approximately $600,000.

The Company and its subsidiaries also participate in various multi-employer plans which provide defined benefits to employees under collective bargaining agreements. Amounts charged to pension expense for such plans were $5,378,000, $5,093,900 and $4,655,000 in 2000, 1999 and 1998, respectively. Also, the
Company has a defined contribution plan covering substantially all salaried and hourly employees not covered by a collective bargaining agreement. Total expense for the plan amounted to $1,248,600, $1,251,500 and $1,181,400 in 2000, 1999 and
1998, respectively.

9. INCOME TAXES
  Federal income tax at the statutory rate of 35% in 2000, 1999 and 1998 and income tax expense as reported are reconciled as follows:
                                              2000         1999        1998
                                           -----------  -----------  ----------
Federal income tax at statutory rate       $12,446,900  $10,366,500  $7,016,400
State income taxes, net of                   2,279,200    1,565,000   1,000,300
federal tax benefits
Other - net                                   (268,600)      77,800     132,300
                                           -----------  -----------  ----------
Income tax expense                         $14,457,500  $12,009,300  $8,149,000
                                           ===========  ===========  ==========


The approximate tax effects of temporary differences at December 30, 2000 and January 1, 2000 are as follows:

                                                       2000                                     1999
                                      ----------------------------------------   ----------------------------------------
                                        Assets      Liabilities     Total          Assets       Liabilities     Total
                                      -----------   -----------    -----------   ----------     -----------    ----------
Allowance for doubtful accounts       $ 1,009,000                  $ 1,009,000   $1,287,000                    $1,287,000
Inventories                                         $(2,565,200)    (2,565,200)                 $(1,209,200)   (1,209,200)
Employee benefits                       9,603,000                    9,603,000    6,914,000                     6,914,000
Accrued expenses not currently
deductible                              2,203,000                    2,203,000    1,035,000                     1,035,000
                                      -----------  -------------   -----------   ----------     -----------    ----------
Current                                12,815,000    (2,565,200)    10,249,800    9,236,000      (1,209,200)    8,026,800
                                      -----------  -------------   -----------   ----------     -----------    ----------
Allowance for doubtful accounts           860,000                      860,000    2,431,000                     2,431,000
Depreciation and amortization                       (14,136,000)   (14,136,000)                  (9,287,000)   (9,287,000)
Employee benefits                       4,013,000                    4,013,000    5,837,000                     5,837,000
Accrued expenses not currently
deductible                              6,887,000                    6,887,000    5,033,000                     5,033,000
Other                                                (2,433,000)    (2,433,000)                    (232,000)     (232,000)
                                      -----------  -------------   -----------   ----------     -----------     ---------
Noncurrent                             11,760,000   (16,569,000)    (4,809,000)  13,301,000      (9,519,000)    3,782,000
                                      -----------  -------------   -----------   ----------     -----------     ---------
Total                                 $24,575,000  $(19,134,200)   $ 5,440,800  $22,537,000    $(10,728,200)  $11,808,800
                                      ===========  =============   ===========  ===========    ============   ===========

notes to consolidated financial statements (continued)

10. LEASE OBLIGATIONS AND CONTINGENT LIABILITIES
Rental payments and related subleasing rentals under operating leases are as follows:

                     RENTAL PAYMENTS
               ---------------------------
                                              SUBLEASING
                  MINIMUM      CONTINGENT       RENTALS
               -----------      ----------      -----------
1998           $29,883,200      $414,300       $23,207,000
1999            30,083,100       445,900        23,312,300
2000            34,733,700       480,400        23,282,700

Contingent rentals may be paid under certain store leases on the basis of the store's sales in excess of stipulated amounts.

Future minimum rental payments under long-term operating leases are as follows at December 30, 2000:


2001........................      $36,906,100
2002........................       35,956,400
2003........................       34,102,200
2004........................       32,090,400
2005........................       29,793,300
Thereafter..................      187,624,800
                                 ------------
Total.......................     $356,473,200
                                 ============


Total minimum rentals to be received in the future under non-cancelable subleases as of December 30, 2000 are $197,518,700.

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

12. EVANSVILLE FIRE
During 1998, fire destroyed the Evansville, Indiana warehouse, inventory and equipment. As of December 30, 2000, all insurance claims related to the fire have been settled. During 2000 and 1999, the Company recorded gains of $3.3 million and $5.5 million, respectively, related to the insurance settlements. These amounts are reflected in Other - net revenues in the Company's Consolidated Statements of Earnings.

13. SEGMENT REPORTING
The Company and its subsidiaries sell and distribute food and nonfood products that are typically found in supermarkets primarily located in the Midwest. The Company's wholesale distribution segment sells to both corporately and independently owned retail food stores, while the retail segment sells directly to the consumer.

During 1999 and 1998, the Company had one customer which accounted for 12.2% and 11.4%, respectively, of the Company's net sales and service fees. In 2000, no customer accounted for over 10.0% of net sales and service fees.

Eliminations represent the activity between wholesale and Company owned retail stores. Inter-segment revenues are recorded at amounts consistent with those charged to independent retail stores.

Identifiable assets are those used exclusively by that industry segment. Corporate assets are principally cash and cash equivalents, notes receivable, transportation equipment, corporate office facilities and equipment.


NET SALES AND SERVICES FEES         2000             1999           1998
                                --------------  --------------  --------------
Wholesale                       $2,681,716,300  $2,610,159,300  $2,512,268,000
Retail                             891,666,200     323,857,300     284,127,500
Eliminations                      (589,658,500)   (216,800,200)   (220,173,400)
                                --------------  --------------  --------------
     Total                      $2,983,724,000  $2,717,216,400  $2,576,222,100
                                ==============  ==============  ==============

EARNINGS BEFORE PATRONAGE DIVIDENDS, DEPRECIATION AND AMORTIZATION
Wholesale                          $59,065,900     $58,789,600     $45,432,200
Retail                              23,659,700       5,211,600       4,256,800
Corporate                          (11,389,800)     (9,112,200)     (4,884,300)
                                --------------   -------------  --------------
     Total                         $71,335,800     $54,889,000     $44,804,700
                                ==============   =============  ==============

IDENTIFIABLE ASSETS
Wholesale                         $305,669,700    $319,419,500    $304,322,200
Retail                             284,639,600      62,525,700      54,856,500
Corporate                           72,062,900     115,379,500     103,232,900
                                --------------   -------------  --------------
     Total                        $662,372,200    $497,324,700    $462,411,600
                                ==============   =============  ==============

DEPRECIATION AND AMORTIZATION
Wholesale                           $7,759,400      $7,432,200      $8,311,100
Retail                              15,166,500       4,961,400       4,296,800
Corporate                            7,811,900       6,429,800       6,174,400
                                --------------   -------------  --------------
     Total                         $30,737,800     $18,823,400     $18,782,300
                                ==============   =============  ==============

CAPITAL EXPENDITURES
Wholesale                           $8,851,100     $17,846,700     $12,942,400
Retail                              14,558,100       3,365,200       3,353,400
Corporate                           14,297,100      14,656,600       8,640,200
                                --------------   -------------  --------------
     Total                         $37,706,300     $35,868,500     $24,936,000
                                ==============   =============  ==============

14. SUBSEQUENT EVENT
On February 9, 2001, the Company entered into a letter of intent to purchase a grocery wholesale and retail company.

board of directors
------------------
Gerald F. Lestina           Charles R. Bonson
President & Chief           Bonson's Foods, Inc.
Executive Officer           Eagle River, WI

                            Robert E. Bartels
Robert D. Ranus             Martin's Super Markets,
Vice President & Chief      Inc.
Financial Officer           South Bend, IN

Robert S. Gold              Henry Karbiner, Jr.
Gold's of Mequon, LLC       Chairman & President
Mequon, WI                  Tri City
                            Bankshares Corporation
George E. Prescott          Oak Creek, WI
Prescott's
Supermarkets, Inc.          George C. Kaiser
West Bend, WI               Milwaukee, WI

Patrick D. McAdams          Gary R. Sarner
McAdams, Inc.               Chairman Total Logistic
Wales, WI                   Control, LLC
                            Milwaukee, WI

ELECTED                     ADVISORY
CORPORATE OFFICERS          COMMITTEE                   TRUSTEES
------------------          ------------------          -----------------
Gerald F. Lestina           Chuck Benjamin              Gerald F. Lestina
President & Chief           Prescott's                  President & Chief
Executive Officer           Supermarkets, Inc.          Executive Officer
                            P.O. box 818
Ralph D. Beketic            West Bend, WI 53095         Edward G. Kitz
Vice president -                                        Vice President,
Wholesale                   Tom Czerwonka               Secretary
                            Pick 'n Save - Two          & Treasurer
David C. Busch              Rivers
Vice president of           1010 22nd Street            Victor C. Burnstad
Administration              Two Rivers, WI 54241        Burnstad Bros., Inc.
                                                        Tomah, WI
Gary L. Fryda               Bob Grasch
Vice president -            GRASCH'S FOODS              Gary N. Gundlach
Corporate Retail            13950 W. North Avenue       Pick 'n save -
                            Brookfield, WI 53005        Stoughton
Edward G. Kitz                                          Stoughton, WI
Vice President,             Mike Jacobson
Secretary                   Pick 'n Save - Shawano      David J. Spiegelhoff
& treasurer                 190 Woodlawn Drive          Pick 'n save -
                            Shawano, WI 54166           Burlington
Charles H. Kosmaler,                                    Burlington, WI
Jr.                         Lance Johanneson
Vice President -            PICK 'N SAVE - Kimberly     Bronson J. Haase
Planning and                850 E. Maes Avenue          Hartland, WI
Information Services        Kimberly,  WI 54136
                                                        Robert R. Spitzer
Robert D. Ranus             Joe McAdams                 President Emeritus
Vice President &            Pick 'n save - Wales        Milwaukee School of
Chief Financial Officer     W320 S1807 State Road 83    Engineering
                            Wales,  WI 53183            Milwaukee, WI
Michael J. Schmitt
Vice President - Sales
and Development             Steve Spiegelhoff
                            PICK 'N SAVE -
Marion H. Sullivan          Burlington
Vice president of           1120 Milwaukee Avenue
Marketing                   Burlington,  WI 53105

                            Mark Stinebrink
                            PICK 'N SAVE - Lake
                            Geneva
                            100 East Geneva Square
                            Lake Geneva,  WI 53147

                            Dan Zinke
                            Zinke's Shop-Rite
                            216 Washington Avenue
                            Wisconsin Dells,  WI
                            53965

Divisional Map
--------------
1
Corporate Office -
Roundy's, Inc.
23000 Roundy Drive
Pewaukee, WI 53072

2
Milwaukee Division
11300 W. Burleigh Street
Wauwatosa, WI 53222

3
Roundy's General
Merchandise Division
400 Walter Road
Mazomanie, WI 53560

4
Eldorado Division
Route 45 South
Eldorado, IL 62930

5
Evansville Perishable Division
4501 Peters Road
Evansville, IN 47711

6
Westville Division
6500 South U.S. 421
Westville, IN 46391

7
Muskegon Division
1764 Creston Street
Muskegon, MI 49443

8
Van Wert Division
1200 N. Washington
Van Wert, OH 45891

9
Lima Division
1100 Prosperity Road
Lima, OH 45802

Roundy's, Inc.
23000 Roundy Drive, Pewaukee, Wisconsin 53072
262-953-7999