Form 10-K405, Exhibit 13
period 2001-12-29
ROUNDYS INC
filed 2002-03-27
CIK 314423

EXHIBIT 13

SELECTED FINANCIAL DATA

($000 omitted except for
per share data and ratios)                        2001         2000         1999         1998         1997
--------------------------                     ----------   ---------    ----------   ----------   ---------
Net sales and service fees..................   $3,449,480   $2,983,724   $2,717,216   $2,576,222   $2,610,697
Net earnings................................       25,784       21,105       17,609       11,898       11,204
Patronage dividends.........................        8,681        5,035        6,447        5,976        5,687
Total assets................................      794,510      662,372      497,325      462,412      440,310
Long-term debt, including current maturities      228,549      174,402       73,298       83,458       93,615
Stockholders' equity(1).....................      179,736      160,669      153,919      134,811      122,460
Book value per share........................       170.20       153.60       129.95       114.80       104.35
Working capital.............................       24,940       38,771       67,937       84,743       84,074
Current ratio...............................       1.07:1       1.13:1       1.25:1       1.38:1       1.39:1
Earnings before patronage dividends as
a percent of net sales and service fees.....        1.46%        1.36%        1.33%        1.01%        0.97%

(1) Includes redeemable common stock

Message to our Stockholders
---------------------------

What a gratifying and exciting year 2001 proved to be for the Company.

Several very important initiatives were accomplished that led to record earnings for the seventh consecutive year.

Financial Highlights
--------------------

 - Total sales for the year increased to a record $3,449,480,300, an increase of 15.6%.

 - Earnings before patronage dividends increased 23.9% to a record $50,319,700, or 1.46% of sales.

 - In addition to stock growth of 10.8%, we paid out a record patronage dividend of $8,680,600, an increase of 72.4%, which is another Company record.

 - Net earnings of $25,783,600 reached record levels for the seventh consecutive year, an increase of 22.2%.

 -   Book value per share increased 10.8% to $170.20 per share.

 - EBITDA (earnings before interest, taxes, depreciation and amortization) increased $112,131,000, an increase of 29.2%, and another Company record.


Wholesale
---------

Cooperation, teamwork, as well as the installation and implementation of new standardized warehouse and transportation systems, increased productivity throughout Roundy's wholesale segment.

The Milwaukee Division was able to improve delivery service to the retailer with the support of several departments. The overall on-time delivery rate was an impressive 99.3%. This concerted effort allowed our retailers the opportunity to focus on their customers and not be concerned with rescheduling staff for late deliveries, particularly during holiday weeks.

The Stevens Point Division underwent many changes. The warehouse was successfully converted from its former in-house written warehouse management system to Roundy's standard warehouse management system. The division also anticipates the installation of an on-board tracking system and a computerized routing system in 2002. Thirty leased trailers were turned in, which decreased expenses in the transportation area.

The Lima Division experienced some exciting improvements. Lima completed the implementation of a voice directed selection system in its warehouse. The installation resulted in a major reduction of shortages and selection errors. In addition, the division installed a computerized routing system to aid its transportation department and reduce approximately 100,000 annual miles for the division.

The Southern Region's (Eldorado and Evansville) transportation department also installed the computerized routing system, which reduced 800,000 annual miles. Nine driver positions were reduced as a result of these savings. A new program that focused on driver injuries and accident prevention lead to a notable improvement in "lost time" injuries. Increased supervision, implemented productivity standards in warehouse operations along with a new attendance incentive, spurred increased productivity and a workforce reduction equating to a $500,000 savings.

The voice directed selection system was installed and implemented at the Westville Division as well. Not only did it reduce shortages and selection errors in the warehouse, but it also reduced damages at the retail side of the business. Throughout the year, the division was able to lower its employee turnover by 96.6%, which reduced expenses while maintaining a higher level of productivity. In addition, the division successfully increased sales, which generated 35 more truckloads per week. The division also retrofitted its banana rooms into state-of-the-art pressurized ripening rooms.

The Van Wert General Merchandise Division extended one of its two split case pick modules to add 1,900 additional items to its warehouse. Taller pallet racking was erected in a portion of the warehouse allowing for full utilization of available space. Plus, the fleet was upgraded with the replacement of seven tractors. In addition, the Mazomanie General Merchandise Division implemented system directed putaway. This, coupled with the re-engineering of existing labor standards, created a positive impact on forklift performance and the replenishment process.

Sales and New Business
----------------------
Roundy's wholesale divisions contributed to another year of increased sales and expanded business for the Company.

The Milwaukee Division offered another solid sales year. It experienced growth of 6.5%. Milwaukee continued its growth by adding 140,000 square feet of new retail selling space. This included a new Pick 'n Save in Wausau, Wisconsin along with a new Sendik's in Brookfield, Wisconsin and Jim's Food Center, located in Belleville, Wisconsin, which is owned and operated by Jim Olson. This also included the Pick 'n Save store in Eagle River, Wisconsin which had a major remodel. All of these opportunities contributed to increased sales.

Another division that had strong sales was the Lima Division. This was largely due to adding 19 new accounts in Ohio, West Virginia and Michigan. These new accounts will contribute $21.5 million annually in warehouse sales. Lima's two largest retailers opened new stores - an 80,000 square foot store in Ashland, Ohio and a 60,000 square foot store in South Zanesville, Ohio.

In addition to the Milwaukee and Lima Divisions, the Northern Region (Westville and Muskegon Divisions) experienced an increase in sales. The increase came from two main initiatives. First, four newly constructed stores were added to the customer base - St. Joseph, Michigan; Rockford, Illinois; Montague, Michigan; and Bloomington, Illinois. Second, there were five remodeled stores that also contributed to increased sales - Plymouth, Indiana; Rensselaer, Indiana; Wheatfield, Indiana; Muskegon, Michigan; and New Buffalo, Michigan.

Another contributing increase to sales was the newly purchased Stevens Point Division. New business in this division included a new store in Ontonagon, Michigan, and a new Company-owned store in Neenah, Wisconsin.

On the non-foods side of our business, total sales for Roundy's General Merchandise Divisions (Van Wert and Mazomanie Divisions) were 3.7% over the prior year. The Van Wert General Merchandise Division brought in several new customers, both in conjunction with our grocery division partners, and several independent customers. New business for the Mazomanie General Merchandise Division came from the addition of a new store in Rockford, Illinois, a new independent in Belleville, Wisconsin, a new Pick 'n Save in Wausau, Wisconsin, and Sendik's Foods in Whitefish Bay, Wisconsin. Significant sales increases resulted from several additional categories.

Merchandising
-------------
Our wholesale divisions in conjunction with our corporate merchandising and advertising efforts, implemented successful initiatives this past year.

Seasonal candy sales set new records in 2001 with Roundy's General Merchandise Division's overall performance significantly outpacing grocery industry averages. This Division continued to expand with the addition of 29 whole health/nutritional destination departments and continued to grow by adding 24 more Treat Street Candy Shoppes and 13 additional Pet Depots during the year.

Several divisions experienced sales increases in the area of perishables. First, the Milwaukee Division's dairy, meat, and produce departments led the year with sales increases of 10.2%, 8.8% and 7.0%, respectively. Second, the Lima Division continued to grow its private label program with an 8% increase in sales due to a greater emphasis on perishables. Third, perishables were also emphasized in the Northern Region (Westville and Muskegon Divisions) with produce up 67.9% and deli and meat up 7.4%. In addition, banana rooms were upgraded in the division to improve quality and efficiency.

Company-wide, the perishable initiatives continued to grow strong in 2001. Over the previous year, the Great Plains Angus Beef Program grew 168%, Main Street Deli salads increased over 156% and our Roundy's label milk grew 15% in sales. We anticipate further success by expanding our organic and natural products, especially in the perishable area.

Another initiative was the development and growth of ad programs in some of the divisions. Due to this ad program, the Lima Division strengthened its alliance with both its retailers and vendors. In addition, a new group ad program was developed for Westville Division customers and was implemented in July. Over 80% of Westville's volume signed up to participate. In December, the program was expanded to Muskegon Division customers for their frozen food promotions. Finally, the Southern Region's (Evansville and Eldorado Divisions) advertising department, with the assistance of the sales department and the Mor For Less advisory group, developed and started the Mor For Less Ad Program, which continues to grow. All divisions have seen positive results.

In addition, Roundy's is proud of its Stevens Point Division in the area of merchandising. The Stevens Point Division won the annual IGA President's Cup, an award for overall IGA performance, recognizing the "Distribution Company of the Year." All 21 Copps corporate stores and 14 independent stores received IGA's highest inspection score, a five-star ranking.

Overall, Roundy's merchandise success was due to the very strong performance from our private label business. Roundy's experienced an overall growth of $21.5 million (excluding Copps) or an increase of 11.9%. Ninety-one new items were introduced under the Roundy's label. A substantial portion of our private label sales and profit success is due to the increased penetration of the procurement consortium.

The Roundy's label will excel in another way. At the end of 2001, we began the task of redesigning the Roundy's logo. Our customers will soon see the new logo on our private label products. We anticipate greater growth in private label sales resulting from this initiative.


Corporate Retail
----------------

The year 2001 was again a year of growth for the Roundy's retail group. The Company-owned Pick 'n Save stores were able to achieve substantial same store growth. The acquisition of 21 Copps Food Centers added to Roundy's retail sales. At year-end, Roundy's corporate store count stood at 61 and sales volume exceeded $1.3 billion.

Pick 'n Save achieved its highest ever Milwaukee Journal Sentinel Consumer Analysis Market ranking with 57% of the survey identifying Pick 'n Save as the "place most groceries are purchased." Pick 'n Save not only maintained its tape total leadership but ascended to the top in perishable quality ratings. The combination of low prices and high quality perishables explain
Pick 'n Save's advertising slogan, "Pick 'n Save where you can afford to be picky."

A competitor introduced a price impact format into the southeastern Wisconsin market with 10 locations. It marks the first major price challenge for Pick 'n Save in a number of years. Pick 'n Save's Lowest Tape Total program substantiated by hundreds of Every Day Low Price items, thousands of discounted prepriced items, thousands of Roundy's and Old Time items and the Advantage Card promotional program proved to be very tough to penetrate. Pick 'n Save's emphasis on quality bakery, "The Best Meat in Town" and "Spectacular Produce" was well timed.

The Copps Corporation has been successfully assimilated into Roundy's. Maintaining the same employee work environment was essential to continuing the outstanding shopping environment founded on "Better People, Better Product, Better Service." All 21 Copps Food Centers achieved five star ratings from IGA, putting them in the top 7% of the thousands of IGA stores worldwide.
Internally, Copps food safety and sanitation scores for the Copps stores were at an all time high at year-end. At eight of the existing Copps Food Centers, new retail competition entered the marketplace. Those eight stores were negatively impacted in top line sales. The remaining thirteen Copps Food Centers were able to maintain positive sales trends in spite of less than favorable economic market trends.

All 61 Roundy's retail stores work under a corporate umbrella intended to maximize best practices and savings associated with size. The operating systems including Point Of Sale ("POS"), backdoor electronic receiving, store reports and accounting are all identical. Cost saving initiatives on supplies, energy and repairs and maintenance are managed by the same personnel.

Roundy's is pushing forward in the natural, nutrition and organic food areas. By year-end of 2002, Roundy's expects to have all Company-owned stores functioning in all areas of whole health. The Pick 'n Save online shopping continues to expand. The Roundy's retail Web site is the best in Wisconsin and may become a vital consumer link in the future as customers use the Internet at an accelerated rate.


Technology
----------

Once again, Roundy's Management Information Systems ("MIS") Team recorded a number of significant achievements in furthering our strategic goals in the past year. Perhaps one of the most significant tasks we faced in 2001 was the total systems integration of the Copps Corporation, a major acquisition, into Roundy's environment within 120 days from the date of closing.

Our theme, now an ingrained practice of our system and hardware configuration, "standardization and centralization" paid handsome dividends as we achieved our goal by October 2001. All of Copps critical business applications, such as warehouse management, financial and procurement have become standardized while being administered from a central location in Pewaukee. Furthermore, each of the applications are now virtually identical to those in all the other divisions. An anticipated by-product of this conversion has been a 75% reduction in the Stevens Point Division's annual technology costs. This achievement has established a "can do" attitude in MIS that is now the foundation and template for other strategic acquisitions.

With this major endeavor suddenly inserted near mid-year into our project plan, we were still able to accomplish over 85% of our original 2001 objectives. In 2001, we continued to integrate cost reduction functionality into our distribution systems. As mentioned in last year's annual report, the new standardized accounts receivable system will continue being deployed throughout most of the organization this next year. This is further evidence that even standardized systems require upgrades or replacements in order to meet new, more rigorous business needs. Once again, these events were anticipated in our long-term capital program, which provides us with the requisite building blocks to meet our strategic objectives.

It follows that during this past year we continued to amend the MIS three year strategic plan. This plan continues to reinforce the corporate strategy as it articulates the necessary long-term capital required to support an expanding infrastructure. Our current availability goals of 99.9%, throughout the enterprise, must be maintained as we continue to acquire and assimilate "reasonable technology at a reasonable price."

The year 2002 will witness the introduction of a major milestone and endorsement of the standardized theme with a new Order Management System ("OMS"). Such an endeavor will require an extensive internal training program and a great deal of patience as this standard system is initially deployed. However, once installed, from a retailer's perspective, this seamless conversion will demonstrate that Roundy's will be an entity of one, regardless of the location of the servicing distribution center.

Our three year strategic plan further identifies other major business objectives that we will undertake in the next year. Two of these, E-Business and Human Resource Information Systems ("HRIS") will more fully integrate the vendor, associate and the consumer communities into our business environment. The definition of our business objectives and the attendant costs will consume a great deal of our efforts in 2002 so we can define the borders that will surround the initial scope of this business intelligence.

These systems, which are an integral part of our strategic business plan, to a dramatic degree offer us the potential to touch a whole new audience outside the private network of the Roundy's community. This heightens the need to revise our rules governing the security and disaster recovery strategy currently in place. In case of a major outage in any computing environment and before the disaster recovery plan takes effect, a business resumption plan becomes paramount as we place greater emphasis on electronic communication within this new community.

In an ongoing fashion, MIS will continue to incorporate technological endeavors into our strategic business plans. Linking the two, in a cost-effective manner, will allow us to maintain our enviable position within the food industry. This position is one that embraces common hardware, common software, common databases and a robust network that allows us to "think big, start small and go fast." In doing so, we must maintain those programs that create new skill sets and sound business comprehension from our small, but influential group of associates.


The Future
----------

We are proud of our achievements of the last year and I am indeed proud of the dedicated group of associates and customers that make up the Roundy's family. Again this year, everyone's enthusiasm, experience, creativity and hard work have helped to move our Company forward in so many ways.

I am confident the momentum achieved in 2001 will move us forward in 2002 and beyond.

On behalf of the Board of Directors, our Advisory Board and all Roundy's associates, we appreciate your continued support.

GERALD F. LESTINA

Gerald F. Lestina
President and Chief Executive Officer

FINANCIAL & OPERATIONAL REVIEW

Liquidity and Capital Resources
-------------------------------

The year 2001 was one of challenges and changes for Roundy's. The challenges - a weakening economy, heightened competition from supercenters and another key acquisition. The changes - adapting to the increased number of Company-owned retail stores and changing market dynamics in the Greater Milwaukee area.

Central to many of our challenges and changes was the acquisition of The Copps Corporation. Effective May 20, 2001, the Company purchased all of the outstanding stock of The Copps Corporation for approximately $96.2 million. This acquisition was financed with debt.

The Copps Corporation owned and operated 21 retail grocery stores as well as a wholesale distribution center located in Stevens Point, Wisconsin. The acquisition represented an excellent opportunity for Roundy's to enter several markets in which it did not have stores that it owned and/or serviced. The reputation of The Copps Corporation was one of high quality perishables and strong customer service. These types of stores complimented the Company's existing retail stores, which are "value" oriented with a strong perishable presence.

The acquisition was a key goal of Roundy's Corporate Strategic Plan. The management of Roundy's recognized the importance of growing its top line. This acquisition was a major step in increasing Roundy's revenue base and enabling it to better control and direct its growth through Company-owned retail stores.

With the financing in place and the acquisition complete, the challenge then became one of integration. This integration was twofold - first, blending cultures and second, converting all major computerized systems to Roundy's standard systems for both wholesale and retail operations. Both were priorities, with the goal being a successful integration of all major systems by year-end.

As a result of The Copps Corporation acquisition, the Company reallocated its 2001 capital expenditure budget to provide for the needed system and equipment changes at Copps. The amount expended on The Copps Corporation was $6.3 million, which included both retail and wholesale operations and included the conversion of all major computer systems to Roundy's systems by year-end. The conversion also adhered to the Company's strategic priority of maintaining standardized systems. Standardization is both an operational and strategic goal for Roundy's. Total capital expenditures were $32.6 million for 2001 and $37.7 million for 2000. In 2001, management continued its program of reinvesting in its facilities with $11.0 million invested in retail stores, $9.7 million invested in wholesale divisions and the balance invested primarily in fleet and computer systems.

The Company's financial condition remains strong even with its heavy reliance on debt to finance the Copps acquisition. The Company's capital structure as of December 29, 2001 and December 30, 2000 is summarized in the following table:

Capital Structure (in millions)                          2001                        2000
                                               ------------------------      ---------------------
Long-term debt, including current maturities      $228.5       56.0%            $174.4      52.0%
Stockholders' equity*                              179.8       44.0%             160.7      48.0%
                                               ------------------------      ---------------------
Total capital                                     $408.3      100.0%            $335.1     100.0%

* Includes redeemable common stock.

Cash flows provided by operating activities were $76.3 million in 2001 compared to $81.3 million in 2000. The modest decline in net cash flows from operating activities is primarily the result of the inclusion of the $3.3 million in insurance settlement gains in the prior year. With the increase in borrowings to finance its 2001 acquisition, the Company continued to focus on quality of credit, credit terms and continued automation of the procedures surrounding the billing and collection functions. The result of all these efforts was a reduction in notes and accounts receivable, after purchase accounting adjustments, of $26.1 million in 2001 compared to a reduction of $7.7 million in 2000. Additionally, the Company's "accounts receivable days sales outstanding" improved to 7.0 days in 2001 from 7.3 days in 2000. With the Company's continued improvement in the credit quality of its notes and accounts receivable, it was not necessary to increase its allowances for losses in 2001. The Company is in the process of implementing a new standard accounts receivable and billing system in all wholesale divisions in 2002 which the Company believes will lead to even greater efficiencies in billings and collections.

Accounts payable, after purchase accounting adjustments, reflected a modest decline from 2000 of $3.9 million, due to the prepaying for many of our holiday items to ensure supply. Sales at retail flourished and with the increased demand for product and product variety, it was important to ensure supply of product to these stores. Inventory control is a key objective of management and is monitored on a regular basis at both wholesale and retail levels. As we gather more data on the many changes occurring within the Company's markets, management believes it will be able to lower inventory levels, and still meet customer demands.

With the acquisition of The Copps Corporation, the Company increased its average outstanding debt. Average outstanding debt in 2001 was $227.3 million compared to $161.9 million for 2000. However, it is important to note that at year-end our total debt increased only $54.1 million from the prior year even after an acquisition, which cost $96.2 million.

To help finance its growth, the Company entered into a new credit agreement with various lenders, which allows the Company to borrow up to an aggregate amount of $300 million. The credit agreement provides for a $170 million revolving loan commitment and a $130 million term loan. The credit agreement includes covenants that, among others, limits stock repurchases and additional borrowing and provides for minimum net worth requirements ($166.2 million at December 29, 2001). At December 29, 2001, $101.6 million was available to the Company under its revolving credit agreement. The Company's assets are pledged as collateral under the credit agreement.

The Company continued to maintain its five-year interest rate swap that it had entered into in April of 2000. The effect of the swap agreement is to fix the interest rate on $60 million of borrowings. Under the terms of the swap agreement, the Company pays a fixed rate of 7.32% and receives a floating LIBOR rate.

The Company has accounted for the swap agreement in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. The impact to the financial statements in 2001 was a liability of $6.0 million of which $3.4 million, net of tax, is reflected as accumulated other comprehensive loss in stockholders' equity. This statement was not in effect in 2000.

The Company believes that its cash flow from operations together with other available sources of funds will be adequate to meet its financing requirements. In the event the Company makes significant future capital expenditures or acquisitions, it may raise funds through additional borrowings.


RESULTS OF OPERATIONS

Net Sales and Service Fees
--------------------------

Net sales and service fees for 2001 were $466 million (15.6%) greater than 2000 and $732 million (26.9%) greater than 1999. In May of 2001, the Company purchased The Copps Corporation which consisted of 21 corporate retail stores and a wholesale distribution operation. This entity contributed $366 million of the sales increase in 2001 versus 2000. The balance of the increase is primarily due to the full year effect of the 2000 acquisitions of Mega Marts and Ultra Mart. This increase is also partially the result of aggressive marketing and promotional programs by our wholesale and retail operations. The Company was able to take advantage of various competitive changes within its major markets, keyed by its frequent shopper card and enhanced perishable programs. The large increase in sales relative to 1999 is the result of acquisitions in 2001 and 2000, as noted above. The Company continues to work toward greater integration of all its wholesale divisions servicing Company-owned retail stores with the retail store management team.

Gross Profits
-------------

Gross profit, as a percentage of net sales and service fees, was 15.4% for 2001 versus 13.0% for 2000 and 9.8% for 1999. The increase in the gross profit percentage was due primarily to the increase in the sales mix attributable to the Company-owned retail stores. Retail sales for 2001 represented 39.9% of net sales and service fees compared to 29.9% for 2000 and 11.9% for 1999. The higher margins achieved at retail compared to wholesale continues to increase the overall gross profit percentage. Retail gross profit percentages were 22.5% in 2001, 21.5% in 2000 and 21.6% in 1999. With the competitive environment in which the Company operates, wholesale operations have not been able to increase their overall gross profit percentage to any degree. Wholesale gross profit percentages were 7.9% in 2001 and 7.7% in 2000 and 1999. As supercenters continue to expand throughout the Company's markets and retail chain consolidations increase, the wholesale divisions must maintain their support of the independent retailer, an effort which means keeping price increases at minimum levels. The Company's strategic plan still focuses on retail operations as a primary method for continued improvement in gross profits.

Operating and Administrative Expenses
-------------------------------------

Operating and administrative expenses, as a percent of net sales and service fees, increased to 13.5% in 2001 compared to 11.4% in 2000 and 8.6% in 1999. This percentage increase is attributable to the Company's acquisitions in 2001 and 2000. These acquisitions were primarily of retail stores, which have a significantly higher ratio of operating costs to sales than wholesale operations. The number of people employed by the Company at year-end was 48% higher than at the end of 2000 and 139% greater than year-end 1999. As a result of the increase in personnel and the downturn in the stock market combined with a significant rise in health care costs, the cost of both pension and health care expenses, as a percent of net sales and service fees, increased to 1.0% in 2001 from 0.7% in 2000 and 0.6% in 1999. The Company continues to focus on cost containment. A key area continues to be in systems where the Company has already moved rapidly to centralize and standardize all wholesale and retail operating systems. Additionally, the retail stores have looked to head set radio technology and enhanced labor scheduling to further reduce payroll costs without impacting our customers. Based on current customer surveys, the program has been a success to date with retail customers.

Interest Expense
----------------

Interest expense increased $2.2 million over 2000 and $11.2 million over 1999. As a percent of net sales and service fees, 2001 remained constant with 2000 at 0.5%, but was 0.3% greater than 1999. The reason for the increase relative to 2000 and 1999 was the increase in borrowings, which the Company incurred to finance acquisitions both in 2001 and 2000. However, as a result of a decline in our economy, overall interest rates declined in 2001 compared to 2000 and 1999. The average cost of capital was approximately 6.5% in 2001 compared to 9.4% in 2000 and 7.7% for 1999.

Taxes
-----

The effective income tax rates for 2001, 2000 and 1999 were 38.1%, 40.7% and 40.5%, respectively. The reason for the improvement in 2001 is due to the favorable resolution of certain prior year's state and local income tax matters.

Net Earnings
------------

Net earnings, as a percent of net sales and service fees, continued on a positive trend at 0.75% for 2001 compared to 0.71% for 2000 and 0.65% for 1999. The continued improvement was keyed by the acquisitions made in 2001 and 2000, as well as the cost reductions achieved from systems standardization and enhancements. Additionally, a significant contributing factor has been the Company's ability to grow its sales base within a very competitive environment, with increased concentration levels, particularly in our Company-owned stores.

Other Matters
-------------

A fire destroyed the Company's Evansville warehouse in 1998. In the fourth quarter of 1998, a settlement was reached on the claim for inventory lost in the fire. In 1999, settlements were also reached with the insurance carrier on the building and equipment claims, which resulted in a gain of $5.5 million.

In 2000, the Company finalized its settlement with the insurance carrier for all outstanding claims, which resulted in a $3.3 million gain. These gains were recorded in Other-net revenues.

New Pronouncements
------------------

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives recorded for acquisitions completed subsequent to June 30, 2001 no longer be amortized and the amortization of goodwill and intangible assets with indefinite useful lives recorded for acquisitions completed prior to June 30, 2001 cease upon adoption of the statement. Instead, the carrying value of goodwill and intangible assets with indefinite useful lives will be evaluated for impairment on an annual basis. The Company will adopt SFAS No. 142 on December 30, 2001. Amortization of goodwill recorded by the Company in 2001 was $6,640,800. The Company is currently evaluating the provisions of this statement with respect to impairment and has not yet determined the impact on its consolidated financial statements.

During 2001, the Emerging Issues Task Force ("EITF") reached a consensus on
EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." This pronouncement relates to the income statement classification of sales incentives and will require that the Company classify certain sales promotions offered to its retail customers as a reduction of net sales (versus cost of sales as currently recorded). The Company will adopt this pronouncement effective December 30, 2001. Had this pronouncement been in effect for the year ended December 29, 2001, net sales and service fees and cost of sales would have both been reduced by approximately $60 million.

Market Risk Sensitivity
-----------------------

The Company is exposed to market risk relating to changes in interest rates relating to its variable rate debt. However, as disclosed in Note 5 to the Consolidated Financial Statements, the Company uses an interest rate swap to hedge its exposure to interest rate changes for $60 million of its variable rate debt outstanding. Any change in the value of the swap would be significantly offset by an inverse change in the value of the hedged debt. If interest rates on the Company's remaining variable rate debt would have averaged ten percent higher during 2001, the effect on the Company's operations would not have been material. Market risk relative to the Company's fixed rate debt relates to change in fair value. The potential loss in fair value of a hypothetical ten percent change in interest rates would not be material to the overall fair value of the debt.

Independent Auditors' Report
----------------------------

To the Stockholders and Directors of Roundy's, Inc.:

We have audited the accompanying consolidated balance sheets of Roundy's, Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of earnings, stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended
December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Roundy's, Inc. and subsidiaries at December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
February 26, 2002

                           STATEMENTS OF CONSOLIDATED EARNINGS
     For the Years Ended December 29, 2001, December 30, 2000 AND JANUARY 1, 2000

                                            2001               2000              1999
                                       --------------     --------------     --------------
Revenues:
Net sales and service fees.........    $3,449,480,300     $2,983,724,000     $2,717,216,400
Other-net..........................         2,057,200          7,173,600         10,117,900
                                       --------------     --------------     --------------
                                        3,451,537,500      2,990,897,600      2,727,334,300
                                       --------------     --------------     --------------

Costs and Expenses:
Cost of sales......................     2,918,481,400      2,594,424,000      2,450,462,300
Operating and administrative.......       465,038,700        340,412,900        234,302,800
Interest...........................        17,697,700         15,462,700          6,503,600
                                       --------------     --------------     --------------
                                        3,401,217,800      2,950,299,600      2,691,268,700
                                       --------------     --------------     --------------

Earnings Before Patronage Dividends        50,319,700         40,598,000         36,065,600

Patronage Dividends................         8,680,600          5,035,300          6,446,900
                                       --------------     --------------     --------------
Earnings Before Income Taxes.......        41,639,100         35,562,700         29,618,700
                                       --------------     --------------     --------------

Provision(Credit)for Income Taxes:

Current-Federal....................         9,593,000         12,187,000         10,544,600
       -State......................         2,967,300          3,506,500          2,407,700
Deferred...........................         3,295,200         (1,236,000)          (943,000)
                                       --------------     --------------     --------------
                                           15,855,500         14,457,500         12,009,300
                                       --------------     --------------     --------------
Net Earnings.......................       $25,783,600        $21,105,200        $17,609,400
                                       ==============     ==============     ==============


See notes to consolidated financial statements.

                             CONSOLIDATED BALANCE SHEETS
                    As of December 29, 2001 AND December 30, 2000



Assets                                                 2001               2000
                                                   ------------       ------------
Current Assets:
Cash and cash equivalents.....................     $ 45,516,500       $ 39,893,300
Notes and accounts receivable, less allowance
for losses, $7,021,400 and $5,728,800,
respectively..................................       74,783,900         83,174,300
Merchandise inventories.......................      247,567,100        197,983,900
Prepaid expenses..............................       17,749,900          7,294,600
Deferred income tax benefits..................        9,693,000         10,249,800
                                                   ------------       ------------
   Total current assets.......................      395,310,400        338,595,900
                                                   ------------       ------------

Other Assets:
Goodwill and other assets - net...............      117,406,200        113,849,400
Notes receivable, less allowance for losses,
$1,300,000 and $2,129,000, respectively.......        5,686,000          5,976,600
Other real estate.............................        6,019,100          6,009,400
                                                   ------------       ------------
Total other assets............................      129,111,300        125,835,400
                                                   ------------       ------------

Property and Equipment - At Cost:
Land..........................................       14,162,400          8,200,400
Buildings.....................................      122,906,900         97,573,400
Equipment.....................................      244,419,900        181,386,000
Leasehold improvements........................       44,838,000         39,460,100
                                                   ------------       ------------
                                                    426,327,200        326,619,900

Less accumulated depreciation and amortization      156,238,500        128,679,000
                                                   ------------       ------------
   Property and equipment - net...............      270,088,700        197,940,900
                                                   ------------       ------------
                                                   $794,510,400       $662,372,200
                                                   ============       ============

See notes to consolidated financial statements.



Liabilities and Stockholders' Equity                    2001               2000
                                                     -----------       ------------
Current Liabilities:
Current maturities of long-term debt..........      $ 27,717,000       $  7,837,700
Accounts payable..............................       243,649,300        214,764,400
Accrued expenses..............................        97,688,300         74,394,500
Income taxes..................................         1,315,600          2,828,600
                                                     -----------       ------------
          Total current liabilities...........       370,370,200        299,825,200
                                                     -----------       ------------
Long-Term Debt, Less Current Maturities.......       200,831,500        166,564,700
Other Liabilities.............................        42,981,600         30,504,400
Deferred Income Taxes.........................           591,000          4,809,000
                                                     -----------       ------------
          Total liabilities...................       614,774,300        501,703,300
                                                     -----------       ------------

Commitments and Contingencies  (Note 10)

Redeemable Common Stock.......................          9,244,100        10,147,700

Stockholders' Equity:

Common stock:
Voting (Class A)..............................             12,600            12,200
Non-voting (Class B)..........................          1,377,800         1,366,400
                                                     ------------      ------------
          Total common stock..................          1,390,400         1,378,600

Patronage dividends payable in common stock...          5,950,000         3,475,000
Additional paid-in capital....................         45,753,500        42,661,200
Reinvested earnings...........................        144,392,600       121,333,900
                                                     ------------      ------------
                                                      197,486,500       168,848,700
Less:
Treasury stock, at cost (145,615 Class B shares)       18,327,500        18,327,500
Accumulated other comprehensive loss..........          8,667,000
                                                     ------------      ------------
          Total stockholders' equity..........        170,492,000       150,521,200
                                                     ------------      ------------
                                                     $794,510,400      $662,372,200
                                                     ============      ============

          STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
        For the Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

                                                                            Patronage                Accumulated
                                                Common Stock                Dividents    Additional      Other
                                        Class A              Class B        Payable in     Paid in   Comprehensive  Reinvested
                                    Shares    Amount    Shares    Amount   Common stock    Capital        Loss        Earnings
                                  ---------   -------  -------   --------- ------------   -----------  -----------  ------------
Balance, January 2, 1999........   11,900     $14,900  1,061,874 $1,327,300  $4,060,000   $31,582,600               $ 89,950,000
 Net Earnings...................                                                                                      17,609,400
 Common stock issued............      700         900     52,546     65,700  (4,060,000)    5,955,200
 Common stock purchased.........     (600)       (800)    (6,743)    (8,400)                 (426,000)                (1,137,600)
 Redeemable common stock........                         (22,388)   (28,000)                 (806,000)                (2,075,400)
 Patronage dividends payable
   in common stock..............                                              3,078,000
                                   ------     -------  --------- ----------  ----------   -----------  -----------  ------------
Balance, January 1, 2000........   12,000      15,000  1,085,289  1,356,600   3,078,000    36,305,800                104,346,400
 Net earnings...................                                                                                      21,105,200
 Common stock issued............      400         500     36,818     46,000  (3,078,000)    4,446,100
 Common stock purchased.........   (2,600)     (3,300)   (12,466)   (15,600)                 (547,800)                (2,227,200)
 Redeemable common stock........                         (16,533)   (20,600)                 (628,300)                (1,890,500)
 Stock option expense...........                                                            3,085,400
 Patronage dividends payable
   in common stock..............                                              3,475,000
                                   ------     -------  --------- ----------  ----------   -----------  -----------  ------------
Balance, December 30, 2000......    9,800      12,200  1,093,108  1,366,400   3,475,000    42,661,200                121,333,900
 Net earnings...................                                                                                      25,783,600
 Cumulative effect of change
   in accounting for interest
   rate swap (net of tax).......                                                                       $(2,000,000)
 Interest rate swap (net of tax)                                                                        (1,409,000)
 Additional pension liability                                                                           (5,258,000)
   (net of tax).................
 Common stock issued............      500         600     30,761     38,400  (3,475,000)    4,562,900
 Common stock purchased.........     (200)       (200)   (13,078)   (16,300)               (1,042,100)                (1,705,500)
 Redeemable common stock........                          (8,570)   (10,700)                 (428,500)                (1,019,400)
 Patronage dividends payable
   in common stock..............                                              5,950,000
                                   ------     -------  --------- ----------  ----------   -----------  -----------  ------------
Balance, December 29, 2001......   10,100     $12,600  1,102,221 $1,377,800  $5,950,000   $45,753,500  $(8,667,000) $144,392,600
                                   ======     =======  ========= ==========  ==========   ===========  ===========  ============

Comprehensive Income:                                                                         2001         2000          1999
                                                                                          -----------  -----------  ------------
Net earnings....................                                                          $25,783,600  $21,105,200   $17,609,400
Other comprehensive loss:
  Cumulative effect of change
    in accounting for interest
    rate swap...................                                                           (2,000,000)
  Interest rate swap............                                                           (1,409,000)
  Additional pension liability..                                                           (5,258,000)
                                                                                          -----------  -----------   -----------
Comprehensive Income............                                                          $17,116,600  $21,105,200   $17,609,400
                                                                                          ===========  ===========   ===========


See notes to consolidated financial statements.


                         STATEMENTS OF CONSOLIDATED CASH FLOWS
     For the Years Ended December 29, 2001, December 30, 2000, and January 1, 2000

                                                     2001          2000        1999
                                                 ------------   ----------   ---------
Cash Flows From Operating Activities:
  Net earnings..................................  $25,783,600   $21,105,200  $17,609,400
  Adjustments to reconcile net earnings to net
  cash flows provided by operating activities:
    Depreciation and amortization...............   44,113,600    30,737,800   18,823,400
   (Decrease)increase in allowance for losses...       (8,300)     (822,200)   1,596,100
   (Gain)loss on sale of property and equipment.     (103,700)     (793,200)     426,000
    Patronage dividends payable in common stock.    5,950,000     3,475,000    3,078,000
    Stock option expense........................                  3,085,400
    Deferred income taxes.......................    3,295,200    (1,236,000)    (943,000)
 (Increase) decrease in operating assets net
  of the effects of business acquisitions and
  dispositions:
    Notes and accounts receivable...............   26,081,600     7,689,200   (9,644,100)
    Merchandise inventories.....................   (3,312,300)     (377,100)  (3,723,000)
    Prepaid expenses............................   (3,936,200)     (812,600)       6,300
    Other assets................................      526,800    (1,193,800)    (269,100)
  Increase(decrease) in operating liabilities
  net of the effects of business acquisitions
  and dispositions:
    Accounts payable............................   (3,884,100)   16,679,800    9,045,300
    Accrued expenses............................  (12,420,200)    4,037,500   10,009,400
    Income taxes................................   (1,528,300)   (3,992,800)     984,000
    Other liabilities...........................   (4,276,800)    3,673,800    5,732,500
                                                  -----------   -----------  -----------
Net cash flows provided by operating activities.   76,280,900    81,256,000   52,731,200
                                                  -----------   -----------  -----------

Cash Flows From Investing Activities:
  Capital expenditures - net of insurance
    proceeds....................................  (32,614,300)  (37,706,300) (35,868,500)
  Proceeds from sale of property and equipment
    and other productive assets.................    4,391,800     4,861,100    1,363,000
  Payment for business acquisitions net of
    cash acquired...............................  (78,828,400) (128,615,400)  (7,812,100)
  Other real estate.............................       (9,700)     (304,400)  (1,623,800)
  Decrease(increase) in notes receivable........    1,665,700     9,682,000     (759,600)
                                                  -----------   -----------  -----------
Net cash flows used in investing activities..... (105,394,900) (152,083,000) (44,701,000)
                                                  -----------   -----------  -----------

Cash Flows From Financing Activities:
  Proceeds from long-term borrowings............   88,000,000   175,494,700
  Reductions in debt............................  (48,055,800) (128,390,400) (10,159,700)
  Payments for debt issuance costs..............   (1,207,500)   (1,050,000)
  Proceeds from sale of common stock............    1,126,900     1,414,600    1,961,800
  Common stock purchased........................   (5,126,400)   (5,134,400)  (3,541,000)
                                                  -----------   -----------  -----------
Net cash flows provided by (used in)
  financing activities..........................   34,737,200    42,334,500  (11,738,900)
                                                  -----------   -----------  -----------

Net Increase(Decrease)in Cash and Cash Equivalents  5,623,200   (28,492,500)  (3,708,700)

Cash And Cash Equivalents, Beginning Of Year....   39,893,300    68,385,800   72,094,500
                                                  -----------   -----------   ----------
Cash And Cash Equivalents, End Of Year..........  $45,516,500   $39,893,300  $68,385,800
                                                  ===========   ===========  ===========
Cash Paid During The Year For:
  Interest......................................  $19,026,000   $13,672,100  $ 6,574,600
  Income Taxes..................................   14,006,600    19,897,900   11,965,700
Supplemental Noncash Financing Activities:
  Patronage Dividends Payable in Common Stock...    5,950,000     3,475,000    3,078,000
  Additional Pension Liability, net of tax......    5,258,000
  Interest Rate Swap, net of tax................    3,409,000
  Liabilities Assumed in Business Acquisitions..   95,718,300    46,703,000

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

1.  Significant Accounting Policies
-----------------------------------
Fiscal year - The Company's fiscal year is the 52 or 53 week period ending on the Saturday nearest to December 31. The years ended December 29, 2001, December 30, 2000 and January 1, 2000 included 52 weeks.

Consolidation practice - The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany balances and transactions are eliminated.

Revenue recognition - Wholesale revenues are recognized when product is shipped and retail revenues are recognized at the point of sale. During 2001, the Emerging Issues Task Force ("EITF") reached a consensus on EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." This pronouncement relates to the income statement classification of sales incentives and will require that the Company classify certain sales promotions offered to its retail customers as a reduction of net sales (versus cost of sales as currently recorded). The Company will adopt this pronouncement effective December 30, 2001. Had this pronouncement been in effect for the year ended December 29, 2001, net sales and service fees and cost of sales would have both been reduced by approximately $60 million.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management reviews its estimates, including those related to allowances for doubtful accounts and notes receivable, valuation of inventories, self-insurance reserves, closed facilities reserves, purchase accounting estimates, useful lives for depreciation and amortization, valuation allowances for deferred income tax assets and litigation based on currently available information. Changes in facts and circumstances may result in revised estimates and actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments, with maturities of three months or less when acquired, to be cash equivalents.

Inventories - Inventories are recorded at the lower of cost, primarily on the first-in, first-out method, or market.

Goodwill and long-lived assets - The excess of cost over the fair value of net assets of businesses acquired (goodwill) was amortized on a straight-line basis over 20 years. Accumulated amortization at December 29, 2001 and December 30, 2000 was $18,008,000 and $11,367,200, respectively. The Company periodically evaluates the carrying value of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company analyzes the future recoverability of the long-lived assets using the related undiscounted future cash flows of the business and recognizes any adjustments to its carrying value on a current basis. During 2000, the Company charged $1,490,000 to operating and administrative expenses related to the closure of certain retail grocery stores. In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives recorded for acquisitions completed subsequent to June 30, 2001 no longer be amortized and the amortization of goodwill and intangible assets with indefinite useful lives recorded for acquisitions completed prior to June 30, 2001 cease upon adoption of the statement. Instead, the carrying value of goodwill and intangible assets with indefinite useful lives will be evaluated for impairment on an annual basis. The Company will adopt SFAS No. 142 on December 30, 2001. Amortization of goodwill recorded by the Company in 2001 was $6,640,800. The Company is currently evaluating the provisions of this statement with respect to impairment and has not yet determined the impact on its consolidated financial statements.

Depreciation - Depreciation and amortization of property and equipment are computed primarily on the straight-line method over their estimated useful lives, which are generally thirty-nine years for buildings, three to ten years for equipment and ten to twenty years for leasehold improvements.

Closed facilities reserve - When a facility is closed, the remaining investment, net of expected salvage value, is expensed. For properties under lease agreements, the present value of any remaining future liability under the lease, net of expected sublease recovery, is also expensed. The amounts charged to operating and administrative expenses in 2001 and 2000 for the present value of these remaining future liabilities approximated $0.5 million and $4.2 million, respectively. The amounts charged to operating and administrative expenses in 1999 were not significant.

Income Taxes - The Company provides for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Related Parties - During 2001, 2000 and 1999, the Company had wholesale sales to related party retailers in the amounts of $678,949,000, $618,424,800 and $981,870,700, respectively. In addition, the Company received sublease payments from related party retailers of $8,058,700, $7,136,100 and $11,819,900 for 2001, 2000, and 1999, respectively. During 2000, the Company sold a retail grocery store to a related party for approximately $4.1 million. During 1999, the Company sold land to a related party retailer for approximately $1.5 million.

Reclassification - Certain amounts previously reported have been reclassified to conform to the current presentation.

2.  Acquisitions
----------------
Effective May 20, 2001, the Company acquired all of the outstanding stock of The Copps Corporation for approximately $96.2 million in cash. The Copps Corporation owned and operated 21 retail grocery stores and a wholesale distribution center. The operating results of The Copps Corporation are included in the Statements of Consolidated Earnings after the effective date. Goodwill of approximately $9.9 million resulted from the purchase. The Company financed the acquisition with the proceeds of a Credit Agreement (see Note 5). The acquisition was accounted for as a purchase and the consolidated financial statements reflect the preliminary allocation of the purchase price to the assets acquired and liabilities assumed based on their fair values. The Company anticipates finalizing the purchase price allocation in the first quarter of 2002, but does not anticipate any significant changes.

On March 31, 2000, the Company acquired all of the outstanding stock of Mega Marts, Inc. ("Mega") for approximately $125.0 million in cash and notes payable. Mega owned and operated 16 retail grocery stores. Also on March 31, 2000, the Company acquired certain assets of NDC, Inc. (an affiliate of Mega) consisting of a retail grocery store known as the "Tri-City Pick 'n Save" ("TCPS") for approximately $11.2 million in cash. The acquisitions were effective at the end of the day on April 1, 2000 and the operating results of Mega and TCPS were included in the Statements of Consolidated Earnings after the effective date. Goodwill of approximately $84.8 million resulted from the purchase. The Company financed the acquisitions with the proceeds of a Credit Agreement and $39 million in promissory notes issued to the shareholders of Mega. The acquisitions were accounted for as purchases and the consolidated financial statements reflect the allocation of the purchase price to the assets acquired and liabilities assumed based on their fair values. Included in the assets of Mega were 132,330 shares of the Company's Class A and Class B common stock. A portion of the purchase price was allocated to such treasury shares acquired based on the net book value of the Company's common stock as of January 1, 2000.

Unaudited pro-forma consolidated results of operations, including The Copps Corporation, Mega and TCPS as if they had been acquired at the beginning of each period follows:

                                                    For the Year Ended:
                               ---------------------------------------------------------
                               December 29, 2001    December 30, 2000    January 1, 2000
                               -----------------    -----------------    ---------------
Net sales and service fees      $3,683,250,600       $3,662,194,400      $3,498,061,200
Net earnings                        25,049,900           17,832,600          13,432,300


Pro-forma results are not necessarily indicative of what would have occurred had the acquisitions been consummated as of the beginning of the periods. Pro-forma results include additional depreciation and the amortization of intangible assets resulting from the purchases and additional interest expense as if the funds borrowed in connection with the acquisitions had been outstanding from the beginning of each period.

On February 2, 2000, the Company purchased 7 retail grocery stores for approximately $37.7 million in cash. Operating results of such stores have been included in the Statements of Consolidated Earnings since the acquisition date. Goodwill of approximately $21.5 million resulted from the purchase. The acquisition was accounted for as a purchase and the consolidated financial statements reflect the allocation of the purchase price to the assets acquired based on their fair values. The pro-forma effects of the acquisition were not material.

On April 12, 1999, the Company purchased a grocery retailer for approximately $5.7 million in cash. On August 24, 1999, the Company purchased a grocery retailer for $2.1 million in cash. The acquisitions have been accounted for as purchases and the results of operations have been included in the consolidated financial statements since the dates of acquisition. The pro-forma effects of these acquisitions were not material.

3.  Patronage Dividends
-----------------------
The Company's By-Laws require that to the extent permitted by the Internal Revenue Code, patronage dividends are to be paid out of earnings from business activities with stockholder-customers in an amount which will reduce the net earnings of the Company to an amount which will result in an 8% increase in the book value of its common stock. The dividends are payable at least 20% in cash and the remainder in Class B common stock. Dividends for the years ended December 29, 2001, December 30, 2000 and January 1, 2000 were generally payable 30% in cash.

4.  Notes and Accounts Receivable
---------------------------------
The Company extends long-term credit to certain independent retailers it serves to be used primarily for store expansion or improvements. Loans to independent retailers are primarily collateralized by the retailer's inventory, equipment, personal assets and pledges of Company stock. Interest rates are generally in excess of the prime rate and terms of the notes are up to 15 years. Included in current notes and accounts receivable are amounts due within one year totaling $2,945,200 and $2,364,000 at December 29, 2001 and December 30, 2000,
respectively. The Company is exposed to credit risk with respect to accounts receivable, although it is generally limited. The Company continually monitors its receivables with customers by reviewing, among other things, credit terms, collateral and guarantees.

5. Long-Term Debt
-----------------
Long-term debt consists of the following at the respective year-ends:

                                                      2001          2000
                                                 -------------   -----------
Senior notes payable:
  6.30%, due 2002 to 2007.....................    $130,000,000  $ 80,000,000
Notes payable under revolving credit
  agreement, 4.56%, due 2006..................      59,000,000    61,000,000
Subordinated notes payable, 8.25%,
  due 2002 to 2005............................      25,350,000    33,150,000
Capital lease obligations, 7.55% to 11.00%,
  due 2002 to 2020............................      13,987,100
Other long-term debt..........................         211,400       252,400
                                                  ------------  ------------
                                                   228,548,500   174,402,400
Current maturities............................      27,717,000     7,837,700
                                                  ------------  ------------
Total long-term debt,less current maturities..    $200,831,500  $166,564,700
                                                  ============  ============


On May 18, 2001, the Company entered into an Amended and Restated Credit Agreement with various lenders which allows the Company to borrow up to an aggregate amount of $300,000,000. The Credit Agreement provides for a $170,000,000 revolving loan commitment and a $130,000,000 term loan. The revolving loan commitment and the term loan bear interest based upon LIBOR and Prime rates. The Credit Agreement includes covenants that, among others, limits stock repurchases and additional borrowings and provides for minimum net worth requirements ($166,169,000 at December 29, 2001). At December 29, 2001, $101,606,000 was available to the Company under its revolving credit agreement. The Company's assets are pledged as collateral to the Credit Agreement.

On April 4, 2000, the Company entered into a five-year interest rate swap agreement under which the Company pays a fixed rate of 7.32% and receives a floating LIBOR rate. The effect of the swap agreement is to fix the rate on $60,000,000 of borrowings under the revolving loan commitment. For the year ended December 29, 2001, the total net cost, recorded as interest expense, of converting from floating rate to fixed rate was $1,742,300.

In June 1998, the Financial Accounting Standards Board ("the FASB") issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," subsequently amended by SFAS 137 and SFAS 138. SFAS 133 was adopted for the Company's fiscal year beginning December 31, 2000, and required the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair values are either recognized in earnings or, for cash-flow hedges, deferred and recorded as a component of other comprehensive income until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is immediately recognized in earnings. For a derivative that doesn't qualify as a hedge, changes in fair value are recognized in earnings.

On December 31, 2000, upon adoption of SFAS 133, the Company recognized a transition adjustment relating to the interest rate swap for approximately
$2.0 million, net of tax of $1.4 million, in stockholders' equity as accumulated other comprehensive loss. The interest rate swap qualifies as a cash-flow hedge and the fair value of the Company's interest rate swap, based on the net cost to settle the transaction at December 29, 2001 was approximately
$3.4 million, net of tax of $2.6 million and is recorded as accumulated other comprehensive loss in the Company's consolidated balance sheet.

Repayment of principal on long-term debt outstanding is as follows:

2002...............................      $27,717,000
2003...............................       34,260,900
2004...............................       34,307,000
2005...............................       28,503,300
2006...............................       85,556,500
Thereafter.........................       18,203,800


6.  Fair Value of Financial Instruments
---------------------------------------
The Company's financial instruments consist primarily of cash, accounts and notes receivable, accounts payable, accrued liabilities, interest rate swap and long-term debt. The carrying amounts for cash, accounts and notes receivable, accounts payable and accrued liabilities approximate their fair values. Based on the borrowing rates currently available to the Company for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities, is approximately $229,628,000 and $173,912,000 as of December 29, 2001 and December 30, 2000, respectively. The fair value (and carrying value) of the Company's interest rate swap based on the net cost to settle the transaction at December 29, 2001 was a liability of approximately $6.0 million. The fair value of the swap at December 30, 2000 was a liability of approximately $3.4 million (no carrying value).

7. Stockholders' Equity
-----------------------
The authorized capital stock of the Company is 60,000 shares of Class A common stock and 2,400,000 shares of Class B common stock each with a par value of $1.25 a share. Inactive customers are required to exchange Class A voting stock held for Class B non-voting stock.

The issuance and redemption of common stock is based on the book value thereof as of the preceding year-end. The year-end book value was $170.20, $153.60 and $129.95 for 2001, 2000 and 1999, respectively. The Company is obligated, upon request, to repurchase common stock held by inactive customers or employees. The amount available for such repurchases in any year is subject to limitations under certain loan agreements.

Class B common stock which is subject to redemption is reflected outside of stockholders' equity. Redeemable common stock is held by inactive customers and former employees. As of December 29, 2001 and December 30, 2000, 54,313 and 66,066 shares, respectively, were subject to redemption. The Class B common stock subject to redemption is payable over a five year period based upon the book value at the preceding fiscal year-end. The Company expects to repurchase shares of 19,642, 16,361, 10,144, 5,595 and 2,571 in 2002, 2003, 2004, 2005 and
2006, respectively.

Effective November 1991, the Board of Directors adopted the 1991 Stock Incentive Plan (the "Plan") under which up to 75,000 shares of Class B common stock may be issued pursuant to the exercise of stock options. The Plan also authorizes the grant of up to 25,000 stock appreciation rights ("SARs"). Options and SARs may be granted to senior executives and key employees of the Company by the Compensation Committee of the Board of Directors at an exercise/base price equal to the book value of the Company's common stock as of the preceding year-end.
No options or SARs may be granted under the Plan after November 30, 2001.

Option and SAR transactions are as follow:

                                                                       Options
                                                          Option      Weighted
                                      Options   SARs       Price       Average
                                                                        Price
                                      -------   ------  --------------  -------
Outstanding, January 2, 1999....       50,000   21,000  $53.10-$104.35  $ 67.96
                                       ------   ------  --------------
Outstanding, January 1, 2000....       50,000   21,000   53.10- 104.35    67.96
  Exercised.....................         (400)  (3,400)          94.30    94.30
  Granted.......................        1,000      184          129.95   129.95
                                       ------   ------  --------------
Outstanding, December 30, 2000..       50,600   17,784  $53.10-$129.95    68.97
  Exercised.....................       (2,500)  (1,450)  53.10-  94.30    77.82
  Cancelled.....................                   (50)
                                       ------   ------  --------------
Outstanding, December 29, 2001..       48,100   16,284  $53.10-$129.95    68.51
                                       ======   ======  ==============
Exercisable at December 29, 2001       47,766   16,222  $53.10-$129.95    68.08
                                       ======   ======  ==============

Options exercisable at December 30, 2000 and January 1, 2000 were 48,398 and 46,516 with a weighted average price of $67.17 and $65.91, respectively.

The following table summarizes information concerning currently outstanding and exercisable options:

                     Stock Options Outstanding      Stock Options Exercisable
                   -----------------------------    -------------------------
                             Weighted
                              Average    Weighted                Weighted
                   Number    Remaining   Average     Number      Average
Range of Exercise    of     Contractual  Exercise       of       Exercise
Price ($)          Shares      Life        Price      Shares      Price
----------------- -------   ----------- ---------   ---------    ------------
 50.00- 70.00     32,500        5.8      $ 57.90     32,500       $ 57.90
 70.01- 90.00      8,000        9.0        77.40      8,000         77.40
 90.01-110.00      6,600       10.9       100.70      6,600        100.70
110.01-130.00      1,000       13.6       129.95        666        129.95
                  ------                 -------     ------       -------
                  48,100                 $ 68.51     47,766       $ 68.08
                  ======                 =======     ======       =======

Options granted become exercisable based on the vesting rate which generally ranges from 20% at the date of grant to 100% eight years from the date of grant.

SAR holders are entitled, upon exercise of a SAR, to receive cash in an amount equal to the excess of the Fair Market Value per share of the Company's common stock as of the date on which the SAR is exercised over the base price of the SAR. SARs granted become exercisable based on the vesting rate which ranges from 20% on the last day of the fiscal year of the grant to 100% eight years from the last day of the fiscal year of the grant. Compensation expense was not material in 2001, 2000 and 1999. In the event of a change in control of the Company, all options and SARs previously granted and not exercised, become exercisable.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. During 2000, the Company extended the term of all of its previously granted stock options resulting in a compensation charge of $3,085,400. Compensation expense was immaterial for 2001 and 1999. If the Company had elected to recognize compensation cost for the Plan based on the fair value of the options at the grant dates, consistent with the method prescribed by SFAS No. 123, pro-forma net earnings in 2001 and 1999 would have decreased by less than $100,000, while the effect on 2000 net earnings would have been an approximate increase of $685,000.

8.  Employee Benefit Plans
--------------------------
Substantially all non-union employees of the Company and employees of its subsidiaries are covered by defined benefit pension plans. Benefits are based on either years of service and the employee's highest compensation during five of the most recent ten years of employment or on stated amounts for each year of service. The Company intends to annually contribute only the minimum contributions required by applicable regulations.

The following tables set forth pension obligations and plan assets as of December 29, 2001 and December 30, 2000:

                                                   2001          2000
                                              ------------   ------------
Change in benefit obligation:
Benefit Obligation - Beginning of Year..      $ 59,296,700   $ 49,179,000
Service cost............................         4,336,100      2,895,700
Interest cost...........................         5,174,800      3,916,000
Actuarial loss..........................         3,999,700      5,055,600
Benefits paid...........................        (2,264,900)    (1,749,600)
Business acquisition....................        17,777,700
                                              ------------   ------------
Benefit Obligation - End of Year........      $ 88,320,100   $ 59,296,700
                                              ============   ============

Change in plan assets:
Fair Value - Beginning of Year..........      $ 46,950,300   $ 47,949,800
Actual return on plan assets............        (4,553,300)    (3,136,400)
Company contribution....................         4,811,300      3,886,500
Benefits paid...........................        (2,264,900)    (1,749,600)
Business acquisition....................        14,217,800
                                              ------------   ------------
Fair Value - End of Year................      $ 59,161,200   $ 46,950,300
                                              ============   ============

Funded status:
As of year-end..........................      $(29,158,900)  $(12,346,400)
Unrecognized cost:
  Actuarial and investment losses, net..        21,809,600      8,319,400
  Prior service cost....................           144,600        180,400
  Transition asset......................           (66,100)      (199,200)
  Additional minimum liability..........        (9,226,000)
                                              ------------   ------------
Accrued benefit cost....................      $(16,496,800)  $ (4,045,800)
                                              ============   ============

                                                   2001        2000        1999
The components of pension cost are as follows:  ----------  ----------  ----------
Benefits earned during the year..............   $4,336,100  $2,895,700  $3,099,300
Interest cost on projected benefit obligation    5,174,800   3,916,000   3,604,300
Expected return on plan assets...............   (5,083,400) (4,393,000) (3,771,100)
Net amortization and deferral:
  Unrecognized net loss(gain)................      173,700      (1,100)    110,900
  Unrecognized prior service cost............       35,900      35,900      35,900
  Unrecognized net asset.....................     (133,200)   (174,000)   (174,100)
                                                ----------  ----------  ----------
Net pension cost.............................   $4,503,900  $2,279,500  $2,905,200
                                                ==========  ==========  ==========


The assumptions used in the accounting were as     2001        2000        1999
follows:                                        ----------  ----------  ----------

Discount rate................................       7.25%       7.50%       8.00%
Rate of increase in compensation levels......       4.00%       4.00%       4.00%
Expected long-term rate of return on assets..       9.00%       9.00%       9.00%

The change in the discount rate in 2001 resulted in an increase of $3,452,300 in the projected benefit obligation in 2001, and is expected to result in an increase in the 2002 pension expense of approximately $500,000.

The Company and its subsidiaries also participate in various multi-employer plans which provide defined benefits to employees under collective bargaining agreements. Amounts charged to pension expense for such plans were $7,036,900, $5,378,000 and $5,093,900 in 2001, 2000 and 1999, respectively. The Company has a defined contribution plan covering substantially all salaried and hourly employees not covered by collective bargaining agreements. Total expense for the plan amounted to $1,920,900, $1,248,600 and $1,251,500 in 2001, 2000 and
1999, respectively. Also, the Company has a defined contribution plan covering certain hourly employees covered by a collective bargaining agreement. Total expense for the plan amounted to $732,500 and $687,400 in 2001 and 2000, respectively.

9. Income Taxes
---------------
Federal income tax at the statutory rate of 35% in 2001, 2000 and 1999 and income tax expense as reported are reconciled as follows:

                                            2001         2000        1999
                                         -----------  -----------  ----------
Federal income tax at statutory rate.    $14,573,700  $12,446,900  $10,366,500
State income taxes, net of federal
  tax benefits.......................      1,928,700    2,279,200    1,565,000
Resolution of prior year tax matters.     (2,360,300)    (620,000)
Non-deductible goodwill..............      1,813,000    1,272,600      252,100
Other - net..........................        (99,600)    (921,200)    (174,300)
                                         -----------  -----------  -----------
Income tax expense...................    $15,855,500  $14,457,500  $12,009,300
                                         ===========  ===========  ===========



The approximate tax effects of temporary differences at December 29, 2001 and December 30, 2000 are as follows:

                                                       2001                                     2000
                                      ----------------------------------------   ----------------------------------------
                                        Assets      Liabilities     Total          Assets       Liabilities     Total
                                      -----------   -----------    -----------   ----------     -----------    ----------
Allowance for doubtful accounts..     $ 1,535,000                  $ 1,535,000   $1,009,000                    $1,009,000
Inventories......................                   $(2,783,000)    (2,783,000)                 $(2,565,200)   (2,565,200)
Employee benefits................      11,416,000                   11,416,000    9,603,000                     9,603,000
Accrued expenses not currently
  deductible.....................       2,236,000                    2,236,000    2,203,000                     2,203,000
Other............................                    (2,711,000)    (2,711,000)
                                      -----------  -------------   -----------   ----------     -----------    ----------
Current..........................      15,187,000    (5,494,000)     9,693,000   12,815,000      (2,565,200)   10,249,800
                                      -----------  -------------   -----------   ----------     -----------    ----------
Allowance for doubtful accounts..         527,000                      527,000      860,000                       860,000
Depreciation and amortization....                   (26,482,000)   (26,482,000)                 (14,136,000)  (14,136,000)
Employee benefits................       9,101,000                    9,101,000    4,013,000                     4,013,000
Accrued expenses not currently
  deductible.....................       9,126,000                    9,126,000    6,887,000                     6,887,000
Net operating loss carryforwards.       6,200,000                    6,200,000
Other............................         937,000                      937,000                   (2,433,000)   (2,433,000)
                                      -----------  -------------   -----------   ----------     -----------     ---------

    Noncurrent...................      25,891,000   (26,482,000)      (591,000)  11,760,000     (16,569,000)   (4,809,000)
                                      -----------  -------------   -----------   ----------     -----------     ---------
Total............................     $41,078,000  $(31,976,000)    $9,102,000  $24,575,000    $(19,134,200)  $ 5,440,800
                                      ===========  =============   ===========  ===========    ============   ===========

Management believes that it is more likely than not that current and long-term deferred tax assets will be realized through the reduction of future taxable income. Significant factors considered by management in its determination include the historical operating results of the Company (approximately $105 million of United States taxable income over the past three years), and expectations of future earnings. As of December 29, 2001, the Company has federal and state net operating loss carryforwards (acquired in the Copps acquisition) of approximately $13 million and $29 million, respectively. The Company's utilization of these losses is limited under both federal and state law. If unutilized, the federal net operating loss will expire in 2020, and the state net operating losses will expire during the period of 2015 through 2020.

10. Lease Obligations and Contigent Liabilities
------------------------------------------------
Rental payments and related subleasing rentals under operating leases are as follows:

                     RENTAL PAYMENTS
               ---------------------------
                                              SUBLEASING
                  MINIMUM      CONTINGENT       RENTALS
               -----------      ----------      -----------

1999 .......   $30,083,100      $445,900       $23,312,300
2000 .......    34,733,700       480,400        23,282,700
2001 .......    40,581,200       704,000        21,818,400

Contingent rentals may be paid under certain store leases on the basis of the store's sales in excess of stipulated amounts.

Future minimum rental payments under long-term operating leases are as follows at December 29, 2001:
                                   Operating     Capitalized
                                     Leases        Leases
                                  -----------    -----------

2002........................     $ 37,504,000    $ 1,564,200
2003........................       35,273,700      1,571,600
2004........................       33,050,800      1,575,300
2005........................       30,978,500      1,575,300
2006........................       30,124,800      1,575,300
Thereafter..................      172,401,200     18,483,800
                                 ------------    -----------
Total.......................     $339,333,000     26,345,500
                                 ============

Amount representing interest                      12,358,400
                                                 -----------
Present value of net minimum
  lease payments............                      13,987,100
Current portion.............                         375,000
                                                 -----------
Long-term portion...........                     $13,612,100
                                                 ===========

Total minimum rentals to be received in the future under non-cancelable subleases as of December 29, 2001 are $179,382,300.

The Company is involved in various claims and litigation arising in the normal course of business. In the opinion of management, the ultimate resolution of these actions will not materially affect the consolidated financial position, results of operations or cash flows of the Company.

11. Earnings Per Share
----------------------
Earnings per share are not presented because they are not deemed meaningful. See Notes 3 and 7 relating to patronage dividends and common stock repurchase requirements.

12. Evansville Fire
-------------------
During 1998, fire destroyed the Evansville, Indiana warehouse, inventory and equipment. As of December 30, 2000, all insurance claims related to the fire had been settled. During 2000 and 1999, the Company recorded gains of $3.3 million and $5.5 million, respectively, related to the insurance settlements. These amounts are reflected in Other-net revenues in the Company's
Statements of Consolidated Earnings.

13. Segment Reporting
---------------------
The Company and its subsidiaries sell and distribute food and nonfood products that are typically found in supermarkets primarily located in the Midwest. The Company's wholesale distribution segment sells to both Company-owned and independent retail food stores, while the retail segment sells directly to the consumer.

In 2001 and 2000, no customer accounted for over 10% of net sales and service fees. During 1999, the Company had one customer which accounted for 12.2% of the Company's net sales and service fees.

Eliminations represent the activity between wholesale and Company-owned retail stores. Inter-segment revenues are recorded at amounts consistent with those charged to independent retail stores.

Identifiable assets are those used exclusively by that industry segment. Corporate assets are principally cash and cash equivalents, notes receivable, transportation equipment, corporate office facilities and equipment.


                                     2001             2000           1999
NET SALES AND SERVICES FEE      --------------  --------------  --------------
Wholesale..................     $2,955,730,700  $2,681,716,300  $2,610,159,300
Retail.....................      1,377,133,300     891,666,200     323,857,300
Eliminations...............       (883,383,700)   (589,658,500)   (216,800,200)
                                --------------  --------------  --------------
     Total.................     $3,449,480,300  $2,983,724,000  $2,717,216,400
                                ==============  ==============  ==============

EARNINGS BEFORE PATRONAGE DIVIDENDS,
DEPRECIATION AND AMORTIZATION
Wholesale..................     $   63,014,500  $   59,065,900  $   58,789,600
Retail.....................         43,351,900      23,659,700       5,211,600
Corporate..................        (11,933,100)    (11,389,800)     (9,112,200)
                                --------------  --------------  --------------
     Total.................     $   94,433,300  $   71,335,800  $   54,889,000
                                ==============  ==============  ==============


IDENTIFIABLE ASSETS
Wholesale..................     $  366,851,300  $  301,567,800  $  317,858,300
Retail.....................        325,025,700     271,545,200      64,086,900
Corporate..................        102,633,400      89,259,200     115,379,500
                                --------------  --------------  --------------
     Total.................     $  794,510,400  $  662,372,200  $  497,324,700
                                ==============  ==============  ==============


DEPRECIATION AND AMORTIZATION
Wholesale..................     $    9,604,000  $    7,759,400  $    7,432,200
Retail.....................         24,787,900      15,166,500       4,961,400
Corporate..................          9,721,700       7,811,900       6,429,800
                                --------------   -------------  --------------
     Total.................     $   44,113,600   $  30,737,800  $   18,823,400
                                ==============   =============  ==============


CAPITAL EXPENDITURES
Wholesale..................     $    9,726,900   $   8,851,100  $   17,846,700
Retail.....................         10,960,900      14,558,100       3,365,200
Corporate..................         11,926,500      14,297,100      14,656,600
                                --------------   -------------  --------------
     Total.................     $   32,614,300   $  37,706,300  $   35,868,500
                                ==============   =============  ==============

BOARD OF DIRECTORS
------------------
Gerald F. Lestina           Charles R. Bonson
President & Chief           Bonson's Foods, Inc.
Executive Officer           Eagle River, WI

                            Robert E. Bartels
Robert D. Ranus             Martin's Super Markets, Inc.
Vice President & Chief      South Bend, IN
Financial Officer

Robert S. Gold              Henry Karbiner, Jr.
Gold's of Mequon, LLC       Chairman & President
Mequon, WI                  Tri City
                            Bankshares Corporation
George E. Prescott          Oak Creek, WI
Prescott's
Supermarkets, Inc.          Bronson J. Haase
West Bend, WI               Past President & CEO
                            Wisconsin Gas Company
                            Chenequa, WI

Patrick D. McAdams          Gary R. Sarner
McAdams, Inc.               Chairman Total Logistic
Wales, WI                   Control, LLC
                            Milwaukee, WI

ELECTED                     ADVISORY
CORPORATE OFFICERS          COMMITTEE                   TRUSTEES
------------------          ------------------          -----------------
Gerald F. Lestina           Chuck Benjamin              Gerald F. Lestina
President & Chief           Prescott's                  President & Chief
Executive Officer           Supermarkets, Inc.          Executive Officer
                            P.O. box 818
Ralph D. Beketic            West Bend, WI 53095         Edward G. Kitz
Vice president -                                        Vice President,
Wholesale                   Mitch Eveland               Secretary
                            Pick 'n Save -              & Treasurer
David C. Busch              McFarland
Vice president of           5709 Hwy. 51                Victor C. Burnstad
Administration              McFarland, WI 53558         Burnstad Bros., Inc.
                                                        Tomah, WI
Gary L. Fryda               Bob Grasch
Vice president -            Grasch's Foods              Michael W. Copps
Corporate Retail            13950 W. North Avenue       Stevens Point, WI
                            Brookfield, WI 53005
Edward G. Kitz                                          Gary N. Gundlach
Vice President,             Mike Jacobson               Pick 'n Save-Stoughton
Secretary                   Pick 'n Save - Shawano      Stoughton, WI
& Treasurer                 190 Woodlawn Drive
                            Shawano, WI 54166           David J. Spiegelhoff
Charles H. Kosmaler,                                    Pick 'n Save-Burlington
Jr.                         Lance Johanneson            Burlington, WI
Vice President -            Pick 'n Save - Appleton
Planning and                N135 Stoney Brook Road
Information Services        Appleton,  WI 54915
                                                        Robert R. Spitzer
Robert D. Ranus             Terry McAdams               President Emeritus
Vice President &            Pick 'n Save - Oconomowoc   Milwaukee School of
Chief Financial Officer     1408 Summit Road            Engineering
                            Oconomowoc,  WI 53066       Milwaukee, WI
Michael J. Schmitt
Vice President - Sales
and Development             Steve Spiegelhoff
                            Pick 'n Save -
Marion H. Sullivan          Burlington
Vice President of           1120 Milwaukee Avenue
Marketing                   Burlington,  WI 53105

                            Rob Webster
                            Pick 'n Save - Ripon
                            1188 W. Fond du Lac
                            Ripon,  WI 54971

                            Dan Zinke
                            Zinke's Shop-Rite
                            216 Washington Avenue
                            Wisconsin Dells,  WI
                            53965

Divisional Map
--------------
1
Corporate Office -
Roundy's, Inc.
23000 Roundy Drive
Pewaukee, WI 53072

2
Milwaukee Division
11300 W. Burleigh Street
Wauwatosa, WI 53222

3
Roundy's General
Merchandise Division
400 Walter Road
Mazomanie, WI 53560

4
Stevens Point Division
2828 Wayne Street
Stevens Point, WI 54481

5
Eldorado Division
Route 45 South
Eldorado, IL 62930

6
Evansville Perishable
Division
4501 Peters Road
Evansville, IN 47711

7
Westville Division
6500 South U.S. 421
Westville, IN 46391

8
Muskegon Division
1764 Creston Street
Muskegon, MI  49443

9
Van Wert Division
1200 N. Washington
Van Wert, OH 45891

10
Lima Division
1100 Prosperity Road
Lima, OH 45802

Roundy's, Inc.
23000 Roundy Drive, Pewaukee, Wisconsin 53072
262-953-7999