Form 10-K/A, Exhibit 13
period 2001-12-29
ROUNDYS INC
filed 2002-05-14
CIK 314423

EXHIBIT 13

Amounts herein have been restated. Reference is made to Note 1 of "Notes to Consolidated Financial Statements" for a further discussion of the restatements.


SELECTED FINANCIAL DATA

($000 omitted except for
per share data and ratios)                        2001         2000         1999         1998         1997
--------------------------                     ----------   ---------    ----------   ----------   ---------
Net sales and service fees..................   $3,387,761   $2,930,033   $2,656,832   $2,526,405   $2,565,366
Net earnings................................       25,784       21,105       17,609       11,898       11,204
Patronage dividends.........................        8,681        5,035        6,447        5,976        5,687
Total assets................................      794,510      662,372      497,325      462,412      440,310
Long-term debt, including current maturities      228,549      174,402       73,298       83,458       93,615
Stockholders' equity(1).....................      179,736      160,669      153,919      134,811      122,460
Book value per share........................       170.20       153.60       129.95       114.80       104.35
Working capital.............................       24,940       38,771       67,937       84,743       84,074
Current ratio...............................       1.07:1       1.13:1       1.25:1       1.38:1       1.39:1
Earnings before patronage dividends as
a percent of net sales and service fees.....        1.49%        1.39%        1.36%        1.03%        0.98%

(1) Includes redeemable common stock

FINANCIAL & OPERATIONAL REVIEW

During 2001, the Emerging Issues Task Force ("EITF") reached a consensus on
EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." This pronouncement relates to the income statement classification of sales incentives and requires that the Company classify certain sales promotions offered to its retail customers as a reduction of net sales (versus cost of sales as previously recorded). The Company has adopted this pronouncement effective December 30, 2001. Net sales and service fees and cost of sales have been reduced by approximately $61.7 million, $53.7 million and $60.4 million for 2001, 2000 and 1999, respectively.

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

* Includes redeemable common stock.

Cash flows provided by operating activities were $76.3 million in 2001 compared to $81.3 million in 2000. The modest decline in net cash flows from operating activities is primarily the result of the inclusion of the $3.3 million in insurance settlement gains in the prior year. With the increase in borrowings to finance its 2001 acquisition, the Company continued to focus on quality of credit, credit terms and continued automation of the procedures surrounding the billing and collection functions. The result of all these efforts was a reduction in notes and accounts receivable, after purchase accounting adjustments, of $26.1 million in 2001 compared to a reduction of $7.7 million in 2000. Additionally, the Company's "accounts receivable days sales outstanding" improved to 7.2 days in 2001 from 7.4 days in 2000. With the Company's continued improvement in the credit quality of its notes and accounts receivable, it was not necessary to increase its allowances for losses in 2001. The Company is in the process of implementing a new standard accounts receivable and billing system in all wholesale divisions in 2002 which the Company believes will lead to even greater efficiencies in billings and collections.

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


RESULTS OF OPERATIONS

Net Sales and Service Fees
--------------------------

Net sales and service fees for 2001 were $458 million (15.6%) greater than 2000 and $731 million (27.5%) greater than 1999. In May of 2001, the Company purchased The Copps Corporation which consisted of 21 corporate retail stores and a wholesale distribution operation. This entity contributed $362 million of the sales increase in 2001 versus 2000. The balance of the increase is primarily due to the full year effect of the 2000 acquisitions of Mega Marts and Ultra Mart. This increase is also partially the result of aggressive marketing and promotional programs by our wholesale and retail operations. The Company was able to take advantage of various competitive changes within its major markets, keyed by its frequent shopper card and enhanced perishable programs. The large increase in sales relative to 1999 is the result of acquisitions in 2001 and 2000, as noted above. The Company continues to work toward greater integration of all its wholesale divisions servicing Company-owned retail stores with the retail store management team.

Gross Profits
-------------

Gross profit, as a percentage of net sales and service fees, was 15.7% for 2001 versus 13.3% for 2000 and 10.0% for 1999. The increase in the gross profit percentage was due primarily to the increase in the sales mix attributable to the Company-owned retail stores. Retail sales for 2001 represented 40.6% of net sales and service fees compared to 30.4% for 2000 and 12.2% for 1999. The higher margins achieved at retail compared to wholesale continues to increase the overall gross profit percentage. Retail gross profit percentages were 22.5% in 2001, 21.5% in 2000 and 21.6% in 1999. With the competitive environment in which the Company operates, wholesale operations have not been able to increase their overall gross profit percentage to any degree. Wholesale gross profit percentages were 8.1% in 2001, 7.9% in 2000 and 7.8% in 1999. As supercenters continue to expand throughout the Company's markets and retail chain consolidations increase, the wholesale divisions must maintain their support of the independent retailer, an effort which means keeping price increases at minimum levels. The Company's strategic plan still focuses on retail operations as a primary method for continued improvement in gross profits.

Operating and Administrative Expenses
-------------------------------------

Operating and administrative expenses, as a percent of net sales and service fees, increased to 13.7% in 2001 compared to 11.6% in 2000 and 8.8% in 1999. This percentage increase is attributable to the Company's acquisitions in 2001 and 2000. These acquisitions were primarily of retail stores, which have a significantly higher ratio of operating costs to sales than wholesale operations. The number of people employed by the Company at year-end was 48% higher than at the end of 2000 and 139% greater than year-end 1999. As a result of the increase in personnel and the downturn in the stock market combined with a significant rise in health care costs, the cost of both pension and health care expenses, as a percent of net sales and service fees, increased to 1.0% in 2001 from 0.7% in 2000 and 0.6% in 1999. The Company continues to focus on cost containment. A key area continues to be in systems where the Company has already moved rapidly to centralize and standardize all wholesale and retail operating systems. Additionally, the retail stores have looked to head set radio technology and enhanced labor scheduling to further reduce payroll costs without impacting our customers. Based on current customer surveys, the program has been a success to date with retail customers.

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

Net Earnings
------------

Net earnings, as a percent of net sales and service fees, continued on a positive trend at 0.76% for 2001 compared to 0.72% for 2000 and 0.66% for 1999. The continued improvement was keyed by the acquisitions made in 2001 and 2000, as well as the cost reductions achieved from systems standardization and enhancements. Additionally, a significant contributing factor has been the Company's ability to grow its sales base within a very competitive environment, with increased concentration levels, particularly in our Company-owned stores.

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

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
February 26, 2002, except for Note 1 and 15, as to which the date is May 14, 2002

                           STATEMENTS OF CONSOLIDATED EARNINGS
     For the Years Ended December 29, 2001, December 30, 2000 AND JANUARY 1, 2000

                                            2001               2000              1999
                                       --------------     --------------     --------------
Revenues:
Net sales and service fees.........    $3,387,761,500     $2,930,033,400     $2,656,832,000
Other-net..........................         2,057,200          7,173,600         10,117,900
                                       --------------     --------------     --------------
                                        3,389,818,700      2,937,207,000      2,666,949,900
                                       --------------     --------------     --------------

Costs and Expenses:
Cost of sales......................     2,856,762,600      2,540,733,400      2,390,077,900
Operating and administrative.......       465,038,700        340,412,900        234,302,800
Interest...........................        17,697,700         15,462,700          6,503,600
                                       --------------     --------------     --------------
                                        3,339,499,000      2,896,609,000      2,630,884,300
                                       --------------     --------------     --------------

Earnings Before Patronage Dividends        50,319,700         40,598,000         36,065,600

Patronage Dividends................         8,680,600          5,035,300          6,446,900
                                       --------------     --------------     --------------
Earnings Before Income Taxes.......        41,639,100         35,562,700         29,618,700
                                       --------------     --------------     --------------

Provision(Credit)for Income Taxes:

Current-Federal....................         9,593,000         12,187,000         10,544,600
       -State......................         2,967,300          3,506,500          2,407,700
Deferred...........................         3,295,200         (1,236,000)          (943,000)
                                       --------------     --------------     --------------
                                           15,855,500         14,457,500         12,009,300
                                       --------------     --------------     --------------
Net Earnings.......................       $25,783,600        $21,105,200        $17,609,400
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
                                                     ============      ============

          STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
        For the Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

                                                                            Patronage                Accumulated
                                                Common Stock                Dividends    Additional      Other
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

Accounting Change -- During 2001, the Emerging Issues Task Force ("EITF") reached a consensus on EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." This pronouncement relates to the income statement classification of sales incentives and requires that the Company classify certain sales promotions offered to its retail customers as a reduction of net sales (versus cost of sales as previously recorded). The Company has adopted this pronouncement effective December 30, 2001. Net sales and service fees and cost of sales have been reduced by approximately $61.7 million, $53.7 million and $60.4 million for 2001, 2000 and 1999, respectively to retroactively restate the financial statements for the change.

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

Related Parties - During 2001, 2000 and 1999, the Company had wholesale sales to related party retailers in the amounts of $658,728,000, $602,552,000 and $966,844,000, respectively. In addition, the Company received sublease payments from related party retailers of $8,058,700, $7,136,100 and $11,819,900 for 2001, 2000, and 1999, respectively. During 2000, the Company sold a retail grocery store to a related party for approximately $4.1 million. During 1999, the Company sold land to a related party retailer for approximately $1.5 million.

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

Unaudited pro-forma consolidated results of operations, including The Copps Corporation, Mega and TCPS as if they had been acquired at the beginning of each period follows:

                                                    For the Year Ended:
                               ---------------------------------------------------------
                               December 29, 2001    December 30, 2000    January 1, 2000
                               -----------------    -----------------    ---------------
Net sales and service fees      $3,621,531,800       $3,608,503,800      $3,437,676,800
Net earnings                        25,049,900           17,832,600          13,432,300


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

In 2001 and 2000, no customer accounted for over 10% of net sales and service fees. During 1999, the Company had one customer which accounted for 12.4% of the Company's net sales and service fees.

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


                                     2001             2000           1999
NET SALES AND SERVICE FEES      --------------  --------------  --------------
Wholesale..................     $2,894,011,900  $2,628,025,700  $2,549,774,900
Retail.....................      1,377,133,300     891,666,200     323,857,300
Eliminations...............       (883,383,700)   (589,658,500)   (216,800,200)
                                --------------  --------------  --------------
     Total.................     $3,387,761,500  $2,930,033,400  $2,656,832,000
                                ==============  ==============  ==============

EARNINGS BEFORE PATRONAGE DIVIDENDS,
DEPRECIATION AND AMORTIZATION
Wholesale..................     $   63,014,500  $   59,492,900  $   58,789,500
Retail.....................         43,351,900      21,878,800       5,261,600
Corporate..................        (11,933,100)    (10,035,900)     (9,162,100)
                                --------------  --------------  --------------
     Total.................     $   94,433,300  $   71,335,800  $   54,889,000
                                ==============  ==============  ==============


DEPRECIATION AND AMORTIZATION
Wholesale..................     $    9,604,000  $    7,759,400  $    7,432,200
Retail.....................         24,787,900      15,166,500       4,961,400
Corporate..................          9,721,700       7,811,900       6,429,800
                                --------------   -------------  --------------
     Total.................     $   44,113,600   $  30,737,800  $   18,823,400
                                ==============   =============  ==============


INTEREST
Wholesale..................     $    3,580,800  $    1,655,200  $    2,095,300
Retail.....................         12,179,700       8,180,000       1,069,000
Corporate..................          1,937,200       5,627,500       3,339,300
                                --------------   -------------  --------------
     Total.................     $   17,697,700   $  15,462,700  $    6,503,600
                                ==============   =============  ==============


CAPITAL EXPENDITURES
Wholesale..................     $    9,726,900   $   8,851,100  $   17,846,700
Retail.....................         10,960,900      14,558,100       3,365,200
Corporate..................         11,926,500      14,297,100      14,656,600
                                --------------   -------------  --------------
     Total.................     $   32,614,300   $  37,706,300  $   35,868,500
                                ==============   =============  ==============


IDENTIFIABLE ASSETS
Wholesale..................     $  366,851,300  $  301,567,800  $  317,858,300
Retail.....................        325,025,700     271,545,200      64,086,900
Corporate..................        102,633,400      89,259,200     115,379,500
                                --------------  --------------  --------------
     Total.................     $  794,510,400  $  662,372,200  $  497,324,700
                                ==============  ==============  ==============


14.  Condensed Consolidating Financial Information
--------------------------------------------------
The following presents condensed consolidating financial statements of Roundy's, Inc. and its subsidiaries.  All subsidiaries are 100% owned by Roundy's, Inc.  The accounting policies for all entities are consistent with those previously described herein.

                                ----------------------------------------------------------------
                                          Condensed Consolidating Statement of Earnings
                                               For the Year Ended December 29, 2001
                                ----------------------------------------------------------------
                                                    Combined
                                Roundy's, Inc.   Subsidiaries     Eliminations         Total
                               --------------   --------------   -------------    --------------
Revenues:
Net sales and service fees...  $1,464,319,100   $2,585,671,000   $(662,228,600)   $3,387,761,500
Other - net..................      16,346,400        1,969,800     (16,259,000)        2,057,200
                               --------------   --------------   -------------    --------------
                                1,480,665,500    2,587,640,800    (678,487,600)    3,389,818,700
                               --------------   --------------   -------------    --------------

Cost and Expenses:
Cost of sales................   1,346,748,900    2,161,474,000    (651,460,300)    2,856,762,600
Operating and administrative.      99,052,300      376,754,700     (10,768,300)      465,038,700
Interest.....................      17,100,400       16,856,300     (16,259,000)       17,697,700
                               --------------   --------------   -------------    --------------
                                1,462,901,600    2,555,085,000    (678,487,600)    3,339,499,000
                               --------------   --------------   -------------    --------------
Earnings Before Patronage
  Dividends..................      17,763,900       32,555,800         -              50,319,700

Patronage Dividends..........      16,022,900       (7,342,300)        -               8,680,600
                               --------------   --------------   -------------    --------------

Earnings Before Income Taxes.       1,741,000       39,898,100         -              41,639,100
                               --------------   --------------   -------------    --------------
Provision for Income Taxes...         658,000       15,197,500         -              15,855,500

Equity in earnings of
  subsidiaries...............      24,700,600          -           (24,700,600)           -
                               --------------   --------------   -------------    --------------
Net Earnings.................  $   25,783,600   $   24,700,600   $ (24,700,600)   $   25,783,600
                               ==============   ==============   =============    ==============


                                ----------------------------------------------------------------
                                          Condensed Consolidating Statement of Earnings
                                               For the Year Ended December 30, 2000
                                ----------------------------------------------------------------
                                                    Combined
                                Roundy's, Inc.   Subsidiaries     Eliminations         Total
                               --------------   --------------   -------------    --------------
Revenues:
Net sales and service fees...  $1,374,642,600   $2,092,196,500   $(536,805,700)   $2,930,033,400
Other - net..................      12,507,000        6,673,600     (12,007,000)        7,173,600
                               --------------   --------------   -------------    --------------
                                1,387,149,600    2,098,870,100    (548,812,700)    2,937,207,000
                               --------------   --------------   -------------    --------------

Cost and Expenses:
Cost of sales................   1,268,877,900    1,799,444,600    (527,589,100)    2,540,733,400
Operating and administrative.      85,784,700      263,844,800      (9,216,600)      340,412,900
Interest.....................      21,931,700        5,538,000     (12,007,000)       15,462,700
                               --------------   --------------   -------------    --------------
                                1,376,594,300    2,068,827,400    (548,812,700)    2,896,609,000
                               --------------   --------------   -------------    --------------
Earnings Before Patronage
  Dividends..................      10,555,300       30,042,700         -              40,598,000

Patronage Dividends..........       9,196,400       (4,161,100)        -               5,035,300
                               --------------   --------------   -------------    --------------

Earnings Before Income Taxes.       1,358,900       34,203,800         -              35,562,700
                               --------------   --------------   -------------    --------------
Provision for Income Taxes...         544,800       13,912,700         -              14,457,500

Equity in earnings of
  subsidiaries...............      20,291,100          -           (20,291,100)           -
                               --------------   --------------   -------------    --------------
Net Earnings.................  $   21,105,200   $   20,291,100   $ (20,291,100)   $   21,105,200
                               ==============   ==============   =============    ==============


                                ----------------------------------------------------------------
                                          Condensed Consolidating Statement of Earnings
                                               For the Year Ended January 1, 2000
                                ----------------------------------------------------------------
                                                    Combined
                                Roundy's, Inc.   Subsidiaries     Eliminations         Total
                               --------------   --------------   -------------    --------------
Revenues:
Net sales and service fees...  $1,277,011,700   $1,551,369,100   $(171,548,800)   $2,656,832,000
Other - net..................       2,567,400        8,313,700        (763,200)       10,117,900
                               --------------   --------------   -------------    --------------
                                1,279,579,100    1,559,682,800    (172,312,000)    2,666,949,900
                               --------------   --------------   -------------    --------------

Cost and Expenses:
Cost of sales................   1,178,811,200    1,379,737,400    (168,470,700)    2,390,077,900
Operating and administrative.      82,464,600      154,916,300      (3,078,100)      234,302,800
Interest.....................       7,172,300           94,500        (763,200)        6,503,600
                               --------------   --------------   -------------    --------------
                                1,268,448,100    1,534,748,200    (172,312,000)    2,630,884,300
                               --------------   --------------   -------------    --------------
Earnings Before Patronage
  Dividends..................      11,131,000       24,934,600         -              36,065,600

Patronage Dividends..........       7,496,900       (1,050,000)        -               6,446,900
                               --------------   --------------   -------------    --------------

Earnings Before Income Taxes.       3,634,100       25,984,600         -              29,618,700
                               --------------   --------------   -------------    --------------
Provision for Income Taxes...       1,473,500       10,535,800         -              12,009,300

Equity in earnings of
  subsidiaries...............      15,448,800          -           (15,448,800)           -
                               --------------   --------------   -------------    --------------
Net Earnings.................  $   17,609,400   $   15,448,800   $ (15,448,800)   $   17,609,400
                               ==============   ==============   =============    ==============

                                ----------------------------------------------------------------
                                          Condensed Consolidating Balance Sheet
                                                  As of December 29, 2001
                                ----------------------------------------------------------------
                                                    Combined
                                Roundy's, Inc.   Subsidiaries     Eliminations         Total
                               --------------   --------------   -------------    --------------

Assets
------
Current Asset:
 Cash and cash equivalents...    $ 23,137,200     $ 22,379,300   $      -          $   45,516,500
 Notes and accounts
   receivable - net..........      25,725,000       66,360,600     (17,301,700)        74,783,900
 Merchandise inventories.....      68,760,200      178,718,100          88,800        247,567,100
 Prepaid expenses and other..      12,140,200       15,302,700          -              27,442,900
                                 ------------     ------------   -------------     --------------
     Total current assets....     129,762,600      282,760,700     (17,212,900)       395,310,400
                                 ------------     ------------   -------------     --------------
Other Assets:
 Investment in subsidiaries..     147,160,000          -          (147,160,000)           -
 Intercompany receivables....     302,359,300          -          (302,359,300)           -
 Goodwill and other
   intangibles...............       2,527,100      114,879,100          -             117,406,200
 Other.......................       1,224,800       10,480,300          -              11,705,100
                                 ------------     ------------   -------------     --------------
     Total other assets......     453,271,200      125,359,400    (449,519,300)       129,111,300
                                 ------------     ------------   -------------     --------------

Property and Equipment
 - At Cost...................      49,498,400      376,828,800          -             426,327,200

Less accumulated depreciation
   and amortization..........      25,471,400      130,767,100          -             156,238,500
                                 ------------     ------------   -------------     --------------
     Property and equipment
       - net.................      24,027,000      246,061,700          -             270,088,700
                                 ------------     ------------   -------------     --------------
                                 $607,060,800     $654,181,800   $(466,732,200)      $794,510,400
                                 ============     ============   =============     ==============


Liabilities and Stockholders' Equity
------------------------------------
Current Liabilities:
 Current maturities of
   long-term debt............    $ 27,300,000     $    417,000   $      -            $ 27,717,000
 Accounts payable............     135,341,600      118,244,800      (9,937,100)       243,649,300
 Intercompany payable........          -           302,359,300    (302,359,300)           -
 Accrued expenses............      54,605,900       51,673,800      (7,275,800)        99,003,900
                                 ------------     ------------   -------------       ------------
     Total current liabilities    217,247,500      472,694,900    (319,572,200)       370,370,200
                                 ------------     ------------   -------------       ------------
Long-Term Debt, Less Current
 Maturities..................     187,050,000       13,781,500          -             200,831,500
Other Liabilities............      23,027,200       20,545,400          -              43,572,600
                                 ------------     ------------   -------------       ------------
     Total liabilities.......     427,324,700      507,021,800    (319,572,200)       614,774,300
                                 ------------     ------------   -------------       ------------
Redeemable Common Stock......       9,244,100          -                -               9,244,100
                                 ------------     ------------   -------------       ------------

Stockholders' Equity.........     170,492,000      147,160,000    (147,160,000)       170,492,000
                                 ------------     ------------   -------------       ------------
                                 $670,060,800     $654,181,800   $(466,732,200)      $794,510,400
                                 ============     ============   =============       ============

                                ----------------------------------------------------------------
                                          Condensed Consolidating Balance Sheet
                                                  As of December 30, 2000
                                ----------------------------------------------------------------
                                                    Combined
                                Roundy's, Inc.   Subsidiaries     Eliminations         Total
                               --------------   --------------   -------------    --------------

Assets
------
Current Asset:
 Cash and cash equivalents...    $ 21,803,000     $ 18,090,300   $      -          $   39,893,300
 Notes and accounts
   receivable - net..........      28,667,300       65,330,900     (10,823,900)        83,174,300
 Merchandise inventories.....      60,636,100      136,587,000         760,800        197,983,900
 Prepaid expenses and other..      13,760,400        3,784,000          -              17,544,400
                                 ------------     ------------   -------------     --------------
     Total current assets....     124,866,600      223,792,200     (10,063,100)       338,595,900
                                 ------------     ------------   -------------     --------------
Other Assets:
 Investment in subsidiaries..     122,722,600          -          (122,722,600)           -
 Intercompany receivables....     243,017,900          -          (243,017,900)           -
 Goodwill and other
   intangibles...............       1,976,000      111,873,400          -             113,849,400
 Other.......................       1,707,900       10,278,100          -              11,986,000
                                 ------------     ------------   -------------     --------------
     Total other assets......     369,424,400      122,151,500    (365,740,500)       125,835,400
                                 ------------     ------------   -------------     --------------

Property and Equipment
 - At Cost...................      43,954,500      282,665,400          -             326,619,900

Less accumulated depreciation
   and amortization..........      21,729,000      106,950,000          -             128,679,000
                                 ------------     ------------   -------------     --------------
     Property and equipment
       - net.................      22,225,500      175,715,400          -             197,940,900
                                 ------------     ------------   -------------     --------------
                                 $516,516,700     $521,659,100   $(375,803,600)      $662,372,200
                                 ============     ============   =============     ==============


Liabilities and Stockholders' Equity
------------------------------------
Current Liabilities:
 Current maturities of
   long-term debt............    $  7,800,000     $     37,700   $      -            $  7,837,700
 Accounts payable............     117,794,900      101,071,400      (4,101,900)       214,764,400
 Intercompany payable........          -           243,017,900    (243,017,900)           -
 Accrued expenses............      43,030,100       40,154,200      (5,961,200)        77,223,100
                                 ------------     ------------   -------------       ------------
     Total current liabilities    168,625,000      384,281,200    (253,081,000)       299,825,200
                                 ------------     ------------   -------------       ------------
Long-Term Debt, Less Current
 Maturities..................     166,350,000          214,700          -             166,564,700
Other Liabilities............      20,872,800       14,440,600          -              35,313,400
                                 ------------     ------------   -------------       ------------
     Total liabilities.......     355,847,800      398,936,500    (253,081,000)       501,703,300
                                 ------------     ------------   -------------       ------------
Redeemable Common Stock......      10,147,700          -                -              10,147,700
                                 ------------     ------------   -------------       ------------

Stockholders' Equity.........     150,521,200      122,722,600    (122,722,600)       150,521,200
                                 ------------     ------------   -------------       ------------
                                 $516,516,700     $521,659,100   $(375,803,600)      $662,372,200
                                 ============     ============   =============       ============

                                            -------------------------------------------------
                                              Condensed Consolidating Statement of Cash Flows
                                                   For the Year Ended December 29, 2001
                                            -------------------------------------------------
                                                                 Combined
                                            Roundy's, Inc.    Subsidiaries          Total
                                           --------------    --------------     --------------
Net Cash Flows From Operating Activities:   $ 14,691,600      $ 61,589,300      $  76,280,900

Cash Flows From Investing Activities:
  Capital expenditures - net of proceeds      (7,071,200)      (21,151,300)       (28,222,500)
  Payment for business acquisitions
    net of cash acquired                     (78,828,400)           -             (78,828,400)
  Other real estate and notes receivable         647,200         1,008,800          1,656,000
                                            ------------      ------------      -------------
  Net cash flows used in investing
    activities                               (85,252,400)      (20,142,500)      (105,394,900)
                                            ------------      ------------      -------------

Cash Flows From Financing Activities:
  Proceeds from long-term borrowings          88,000,000            -              88,000,000
  Reductions in debt                         (47,800,000)         (255,800)       (48,055,800)
  Intercompany receivables - net              36,902,000       (36,902,000)             -
  Common stock purchased & sold
    and debt issuance costs                   (5,207,000)           -              (5,207,000)
                                            ------------      ------------      -------------
  Net cash flows provided by (used in)
    financing activities                      71,895,000       (37,157,800)        34,737,200
                                            ------------      ------------      -------------
Net Increase in Cash and Cash Equivalents      1,334,200         4,289,000          5,623,200

Cash And Cash Equivalents, Beginning
  Of Year                                     21,803,000        18,090,300         39,893,300
                                            ------------      ------------      -------------
Cash And Cash Equivalents, End Of Year      $ 23,137,200      $ 22,379,300      $  45,516,500
                                            ============      ============      =============

                                            -------------------------------------------------
                                              Condensed Consolidating Statement of Cash Flows
                                                   For the Year Ended December 30, 2000
                                            -------------------------------------------------
                                                                 Combined
                                            Roundy's, Inc.    Subsidiaries          Total
                                           --------------    --------------     --------------
Net Cash Flows From Operating Activities:   $ 29,566,600      $ 51,689,400      $  81,256,000

Cash Flows From Investing Activities:
  Capital expenditures - net of proceeds      (9,256,400)      (23,588,800)       (32,845,200)
  Payment for business acquisitions
    net of cash acquired                    (128,615,400)           -            (128,615,400)
  Other real estate and notes receivable         684,600         8,693,000          9,377,600
                                            ------------      ------------      -------------
  Net cash flows used in investing
    activities                              (137,187,200)      (14,895,800)      (152,083,000)
                                            ------------      ------------      -------------

Cash Flows From Financing Activities:
  Proceeds from long-term borrowings         175,494,700            -             175,494,700
  Reductions in debt                        (128,359,000)          (31,400)      (128,390,400)
  Intercompany receivables - net              30,693,500       (30,693,500)             -
  Common stock purchased & sold
    and debt issuance costs                   (4,769,800)           -              (4,769,800)
                                            ------------      ------------      -------------
  Net cash flows provided by (used in)
    financing activities                      73,059,400       (30,724,900)        42,334,500
                                            ------------      ------------      -------------
Net (Decrease)Increase in Cash
  and Cash Equivalents                       (34,561,200)        6,068,700        (28,492,500)

Cash And Cash Equivalents, Beginning
  Of Year                                     56,364,200        12,021,600         68,385,800
                                            ------------      ------------      -------------
Cash And Cash Equivalents, End Of Year      $ 21,803,000      $ 18,090,300      $  39,893,300
                                            ============      ============      =============

                                            -------------------------------------------------
                                              Condensed Consolidating Statement of Cash Flows
                                                   For the Year Ended January 1, 2000
                                            -------------------------------------------------
                                                                 Combined
                                            Roundy's, Inc.    Subsidiaries          Total
                                           --------------    --------------     --------------
Net Cash Flows From Operating Activities:   $ 53,986,000      $ (1,254,800)      $  52,731,200

Cash Flows From Investing Activities:
  Acquisition of property and
    businesses - net of proceeds             (16,600,000)      (25,717,600)       (42,317,600)
  Other                                          743,800        (3,127,200)        (2,383,400)
                                            ------------      ------------      -------------
  Net cash flows used in investing
    activities                               (15,856,200)      (28,844,800)       (44,701,000)
                                            ------------      ------------      -------------

Cash Flows From Financing Activities:
  Proceeds from long-term borrowings              -                  -                 -
  Reductions in debt                         (10,125,300)          (34,400)       (10,159,700)
  Intercompany - net                         (25,696,200)       25,696,200             -
  Common stock purchased & sold
    and debt issuance costs                   (1,579,200)           -              (1,579,200)
                                            ------------      ------------      -------------
  Net cash flows (used in) provided by
    financing activities                     (37,400,700)       25,661,800        (11,738,900)
                                            ------------      ------------      -------------
Net Increase(Decrease) in Cash
  and Cash Equivalents                           729,100        (4,437,800)        (3,708,700)

Cash And Cash Equivalents, Beginning
  Of Year                                     55,635,100        16,459,400         72,094,500
                                            ------------      ------------      -------------
Cash And Cash Equivalents, End Of Year      $ 56,364,200      $ 12,021,600      $  68,685,800
                                            ============      ============      =============

15.  Subsequent Event Disclosure
--------------------------------
The Board of Directors of Roundy's, Inc. has authorized a Share Exchange Agreement between Roundy's and Roundy's Acquisition Corp. ("Buyer"), a subsidiary of Willis Stein & Partners III, L.P. pursuant to which the Buyer will acquire all of the issued and outstanding common stock of Roundy's.